3/25

08001425

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MTU Aero Engines Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 2 6 2008
THOMSON FINANCIAL

FILE NO. 82- 34917

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE: 3/25/08

MTU Aero Engines

12-31-07
AR/S

# The Future of Aero Engines is Now.

Annual Report 2007





# 2008

## The challenges.

The skies are crowded and they are not set to get any less so. Quite the contrary: Experts predict that the volume of air traffic will double by 2020. Good prospects for the aviation industry, but bad news for the environment? In order to ensure that this growth does not come at the expense of our climate and that rising fuel prices do not affect ticket sales, aircraft and engines must become greener and more economical. New ideas and concepts are needed to reduce aviation fuel consumption, bring down manufacturing and maintenance costs, and make aircraft quieter and more environmentally compatible.

Since 2002, these objectives have been clearly expressed in numbers: The targets defined by the Advisory Council for Aeronautical Research in Europe (ACARE) call for a 50% gain in fuel efficiency, a 50% cut in carbon dioxide emissions, and an 80% reduction in the output of nitrogen oxides by the year 2020. Perceived noise levels, too, are to be reduced by half. Aircraft engines will play a key role in achieving these goals. New technologies and innovative components will be needed to meet these demanding requirements. For decades, MTU has been working on new propulsion concepts for the future, and has now shaped them into a concrete program called 'Claire' – the company's answer to the tomorrow's needs.




2008
2015
2025
2035

# CLAIRE

## MTU's new technology program.

When it comes to the issue of climate change, MTU plans to take concrete action. The aim is to drastically reduce the carbon dioxide emissions of engines in three stages – first by 15, then by 20, and finally by 30% by 2035. These are the milestones that Germany's leading engine manufacturer has set itself for the coming years. Together with the futurologists at Bauhaus Luftfahrt, the engine experts devised a plan of action that resulted in the technology program Clean Air Engine (Claire), in which a new engine is to be developed.

Claire combines several key components that have already been developed and tested, or for which proof of principle has been demonstrated, to form an innovative engine concept. It fulfills all expectations concerning energy efficiency and economic viability.

The innovative engine is based on the geared turbofan design, which has two crucial advantages: It lowers carbon dioxide emissions and generates less noise. The geared turbofan engine is additionally equipped with a counter-rotating propfan and MTU's innovative heat exchanger technology, which reduce its environmental footprint still further.



# 2015

## The geared turbofan.



-15%

At the heart of MTU's three-stage concept is the geared turbofan, which promises to reduce carbon dioxide emissions by about 15%. The aim is to reach this mark by 2015. The key components of the geared turbofan are a high-speed low-pressure turbine made by MTU, a high-pressure compressor jointly built by MTU and Pratt & Whitney, and a gear unit developed specially for this application by the Italian gear specialist Avio.

What is special about the gear unit is that it decouples the fan from the low-pressure turbine, unlike in conventional engines, where the two components are rigidly connected to one shaft. This enables each of them to run at their optimum speeds, thus improving efficiency, lowering fuel consumption and consequently reducing carbon dioxide emissions.

In addition, the geared turbofan reduces perceived noise by as much as half. This is a clear strength compared to today's modern engines. Rather than having to choose between carbon dioxide and noise reduction, the Claire concept implements both simultaneously.

# 2025

Geared turbofan with
counter-rotating propfan.



-20%

In the second phase of the Claire program, the aim is to reach a 20% reduction in carbon dioxide output by 2025. This is to be achieved mainly by equipping the geared turbofan with a two-stage counter-rotating shrouded propfan.

MTU already developed and tested a fan of this type back in the 1980s. In close collaboration with scientists at the German Aerospace Center (DLR), it set up a technology program called Crisp (Counter Rotating Integrated Shrouded Propfan). The result was a two-stage, counter-rotating propfan which proved to be highly efficient. Acoustic measurements revealed that the shrouded fan beats the alternative concept of the open fan hands down in terms of noise development.

The propfan would have saved a considerable amount of fuel thanks to its high efficiency, especially on long-haul flights. However, the time was not ripe, as fuel prices were not a cause for concern back then. This has now changed, which is why the Crisp concept has become more attractive than ever.



# 2035

## Geared turbofan with heat exchanger.

-30%



In the third phase, Claire will prepare for the final sprint to achieve the goal of 30% less carbon dioxide by 2035. In this phase, the focus will shift to MTU's heat exchanger technology. The innovative Claire geared turbofan with its integrated counter-rotating propfan will be retrofitted with a recuperator that recovers the heat of the exhaust gas stream and feeds it back into the process cycle upstream of the combustion chamber. In combination with various other technological features designed to optimize engine performance – such as the use of active systems and cooling-air cooling – the heat exchanger is expected to achieve the final 10% cut in carbon dioxide.

The recuperator is further proof of MTU's power of innovation. The underlying technology was developed and tested by MTU in the context of a European technology program called Clean (Component validator for environmentally friendly aero engine). The Clean program resulted in a new, green engine concept capable of producing fuel savings of 15 to 20%. MTU's heat exchanger, with its lancet-like exchange tubes, was a major contributing factor. Its advantages are now being put to use in the Claire program – for the benefit of the environment and aviation.

# Table of contents

Selected consolidated financal information and key figures at a glance

| in € million (unless otherwise specified) | Change 2007 – 2006 € million | in % | 2007 | 2006 | 2005 | 2004[1] |
|---|---|---|---|---|---|---|
| **Revenues and earnings** | | | | | | |
| Revenues | 159.7 | 6.6 | 2,575.9 | 2,416.2 | 2,182.7 | 1,918.0 |
| thereof: commercial and military engine business (OEM) | 116.4 | 7.8 | 1,599.5 | 1,483.1 | 1,434.8 | 1,375.6 |
| thereof: commercial maintenance business (MRO) | 50.0 | 5.2 | 1,004.7 | 954.7 | 766.9 | 575.9 |
| Gross profit | 93.7 | 26.6 | 446.4 | 352.7 | 288.0 | 290.4 |
| Gross profit in % | | | 17.3 | 14.6 | 13.2 | 15.1 |
| Earnings before interest, tax, depreciation and amortization (EBITDA) | 57.3 | 17.1 | 392.9 | 335.6 | 295.3 | 214.1 |
| EBITDA in % | | | 15.3 | 13.9 | 13.5 | 11.2 |
| Net profit | 65.0 | 73.0 | 154.1 | 89.1 | 32.8 | 0.2 |
| **Revenues and earnings (adjusted)** | | | | | | |
| Earnings before interest, tax, depreciation and amortization (EBITDA) | 74.7 | 23.5 | 392.9 | 318.2 | 238.7 | 172.2 |
| EBITDA in % | | | 15.3 | 13.2 | 10.9 | 9.0 |
| Underlying net income | 26.4 | 21.7 | 148.2 | 121.8 | 53.1 | 13.0 |
| **Balance sheet** | | | | | | |
| Total assets | 99.5 | 3.3 | 3,085.5 | 2,986.0 | 2,808.2 | 2,719.1 |
| Equity | -0.3 | -0.1 | 562.0 | 562.3 | 528.0 | 217.0 |
| Equity ratio in % | | | 18.2 | 18.8 | 18.8 | 8.0 |
| Financial liabilities | -12.3 | -3.6 | 326.5 | 338.8 | 326.7 | 866.5 |
| **Cash flow** | | | | | | |
| Cash flow from operating activities | 26.4 | 12.6 | 236.2 | 209.8 | 273.3 | 72.9 |
| Cash flow from investing activities[2] | -10.4 | -11.1 | -104.5 | -94.1 | -83.9 | -59.8 |
| Free cash flow[2] | 16.0 | 13.8 | 131.7 | 115.7 | 189.4 | 13.1 |
| Free cash flow as % of revenues | | | 5.1 | 4.8 | 8.7 | 0.7 |
| Cash flow from financing activities[2] | -128.1 | -339.8 | -165.8 | -37.7 | -207.5 | -190.7 |
| **Number of employees at year-end** | | | | | | |
| Commercial and military engine business (OEM) | -130 | -2.7 | 4.610 | 4.740 | 4.805 | 5.469 |
| Commercial maintenance business (MRO) | 183 | 7.8 | 2,520 | 2,337 | 2,125 | 1,948 |
| **Share data** | | | | | | |
| Earnings per share (in €) | | | | | | |
| Basic (undiluted) earnings per share | 1.31 | 79.9 | 2.95 | 1.64 | 0.60 | n.a. |
| Diluted earnings per share | 1.19 | 72.6 | 2.83 | 1.64 | 0.60 | n.a. |
| Dividend per share (in €) | 0.11 | 13.4 | 0.93 | 0.82 | 0.73 | n.a. |
| Dividend yield in % | | | 2.3 | 2.3 | 2.8 | n.a. |
| Dividend paid (€ million)[3] | 3.6 | 8.3 | 47.2 | 43.6 | 40.2 | n.a. |
| Outstanding common stock (no. of shares) at Dec. 31 | -2.6 | -4.9 | 50.7 | 53.3 | 55.0 | n.a. |

[1] Figures for 2004 exclude proportionate consolidation of MTU Maintenance Zhuhai Co. Ltd, China
[2] Free cash flow and cash flow from investment and financing activities in 2004 are adjusted by acquisition of MTU
[3] Exercised in previous years between purchase of treasury shares and the annual general meeting

# Highlights 2007

### Eurofighter scores export success

Saudi Arabia has ordered 72 Eurofighter Typhoon. Their EJ200 engines are being built with the help of MTU. As one of the partners in the Eurojet engine consortium, the company is contributing the high-pressure and low-pressure compressors and the DECMU control and monitoring unit. MTU's share of revenue from this contract amounts to about € 310 million.

### Geared turbofan launched

Together with Pratt & Whitney, MTU is developing an engine for the next generation of short- and medium-haul aircraft: the geared turbofan. The engine demonstrator completed its first tests in November 2007 in the United States, and will enter flight testing in 2008. MTU is contributing the high-pressure compressor and an advanced high-speed low-pressure turbine. The launch customer is Mitsubishi Heavy Industries (MHI).

### MTU Aero Engines Polska founded

In May 2007, MTU founded a new site in the southeast of Poland. Based in Rzeszów, MTU Aero Engines Polska will develop and manufacture stator and rotor blades for low-pressure turbines, assemble low-pressure turbines, and repair parts. Operations will begin in 2009 with a workforce of 100 employees, which will later grow to 400.

### Stronger presence in the U.S. military market

MTU has increased its program share in one of the world's most successful military engine families, thus strengthening its position on the U.S. military market. As a risk- and revenue-sharing partner, MTU now manufactures 4.5 % of General Electric's F414 military jet engine (formerly 2.5 %). The company is also working on its predecessor model, the F404, with a program share of 1.5 %.

### Largest ever maintenance order

MTU has received the largest maintenance order in its history from JetBlue Airways. A contract signed in 2005 for the maintenance of V2500 engines was recently extended from ten to fifteen years. Its total value is € 2.4 billion euros. The engines are being serviced by MTU Maintenance Hannover.

# Foreword by the Chief Executive Officer



Egon Behle
Chief Executive Officer

Dear Shareholders,

I have been chief executive officer of MTU Aero Engines since January 1, 2008. My predecessor, Udo Stark, has passed on to me an efficiently run company that is well prepared for the future. MTU's high reputation rests not only on its technological and economic strength, but also on its motivated and highly trained workforce. The principal aim is to expand the company's excellent market position in the commercial and military engine business and achieve profitable growth.

We have a further improved starting position: 2007 was a successful year for MTU Aero Engines Holding AG. At € 2.576 billion, our revenues were 6.6 % above the level of the previous year, and our operating profit (adjusted EBITDA) rose by 23.5 % to € 393 million. MTU thereby achieved a return on sales of 15.3 %, fully reaching its target margin of 14 to 15 %. You will be pleased to learn that this positive development enables us to offer a dividend payment of € 0.93 per share to our shareholders; this is an increase of 13 % compared to the previous year.

Our greatest revenues in the 2007 financial year were generated in the OEM business. In the commercial engine sector, the V2500 continued its success story. Together with the CF6, which powers wide-body jets such as the Airbus A330 and the Boeing 747, the engine for the Airbus A320 family generated some of the highest revenues. In the military engine business, revenues from the Eurofighter EJ200 engine increased. MTU provides state-of-the-art low- and high-pressure compressor technology and the digital engine control and monitoring unit (DECMU) for this engine, one of the most modern in its category worldwide.

MTU is on the right track with its business model, which covers the entire lifecycle of an engine. We provide support for each engine for several decades – from development, production and marketing to maintenance and overhaul. However, the increase in commercial maintenance revenues in 2007 lagged slightly behind our expectations. This circumstance can be ascribed to the unexpectedly strong euro and to constraints and one-off effects occasioned by the introduction of new software and logistics systems and the necessary process adjustments at MTU Maintenance Hannover.

The overall positive development in the 2007 financial year is an incentive for me and my fellow members of the Board of Management to continue on our successful course in 2008 and the years to follow. Despite a significantly flatter growth curve, we again expect to achieve a return on sales in 2008 within our target range of 14 to 15 %.

I would like to take this opportunity of thanking all members of the MTU workforce for their hard work. Their dedication and expertise are the foundation on which the success of our company rests. I would also especially like to thank our customers for their loyalty and the trust they have placed in us throughout the past business year.

One major aspect of MTU's work will be new engine programs for the next few decades, for the aviation industry is facing tremendous challenges. Market researchers forecast a one-hundred-percent increase in air traffic by the year 2020. This rapid growth must be mastered without putting any additional strain on the environment. The aircraft and engines of the next generation will need to have significantly lower pollutant emissions and be considerably quieter than today's aircraft. And these are the very goals of our central technology program, Clean Air Engine – 'Claire' for short – in which MTU aims to cut carbon dioxide emissions from engines by up to 30 % by the year 2035, at the same time reducing perceived noise levels by half. We will thereby make a substantial contribution to the political objectives formulated in the context of the climate debate.

The engine of the future is already taking concrete shape here at MTU. We have been collaborating for many years with partners in industry, research and education on the development of technologies to support programs that benefit the environment. In five years' time, we plan to launch an engine on the market that will emit up to 15 % less carbon dioxide and consume correspondingly less fuel. The planned investment in Pratt & Whitney engine programs for future business and regional jets also forms part of this initiative. Certain important decisions concerning this project were taken by MTU shortly before the close of 2007.

MTU can only achieve its long-term goals if it has an efficient, powerful organization. Impact 06, a key program to boost efficiency at MTU, was concluded last year. Optimizing company workflows has enabled us to save € 50 million a year, and further cost optimization is to be introduced. An important long-term contribution in this context will be made by our new plant in Poland, where engine parts are to be developed, manufactured and repaired. MTU plans to invest about € 50 million there by the year 2010.

MTU once again made a convincing impression on the capital market during the past financial year: In 2007, the MTU share rose by 13 % to € 40.00, performing better than the indexes covering the relevant sectors. Following a considerably above-average increase in the value of the MTU share in the first half of the year, the stock market responded more cautiously in the second half-year to stocks whose earnings are relatively strongly dependent on the dollar exchange rate. This circumstance also impacted our own share price. There was a positive response to the share buyback program launched in 2006: MTU made use of its high free cash flow to purchase a total of 7.8 % of the company's share capital at an advantageous price, particularly in the last two quarters.

Finally, on behalf of the whole Board of Management, I would like to thank you, dear shareholders. Your trust in us and your investment in MTU are the foundation on which MTU is able to operate so successfully and to work today on developing the engines of tomorrow.

Sincerely yours

Egon Behle

# The Board of Management





Egon Behle b. 1955
Chief Executive Officer
since January 2008

An aerospace engineering graduate, Egon Behle took over the post of Chief Executive Officer at MTU on January 1, 2008. He aims to firmly consolidate the company's already strong position as a leader in innovation and cost efficiency, thereby ensuring that MTU remains competitive and continues to be an indispensable partner to every major manufacturer in the industry for a long time to come. Cutting-edge technology that reduces fuel consumption, cuts fleet operating costs and makes a significant contribution to the protection of the environment is an important element of this strategy. By the year 2035, with the aid of tried-and-tested technologies, the company aims to cut pollutant emissions by 30 % and reduce noise by half.

Reiner Winkler b. 1961
Member of the Board of Management,
Chief Financial Officer
since May 2005

As Winkler, a graduate in business administration, can confirm: The future of any new technology can only be assured if it is underpinned by an organization in sound financial health. Over recent years, MTU has built up a solid financial position – a basis for organic growth and possible acquisitions. Moreover, the company has sufficient financial resources to invest in essential research and development work on the next generation of environmentally compatible engines. Such financial strength is the vital prerequisite to preserving the company's long-term competitiveness in the engine market.





**Dr. Rainer Martens** b. 1961
Member of the Board of Management,
Chief Operating Officer
since April 2006

Under the aegis of Dr. Rainer Martens, who holds a doctorate in mechanical engineering, MTU is working intensively on new technologies for the next generation of aero engines: Future engines must be fuel-saving, low-pollutant and quiet. One such example is the geared turbofan engine, which will play an important part in cutting $CO_2$ emissions during the coming decade. MTU is developing key components for this engine, including the high-speed low-pressure turbine – a demonstration of the company's strength in innovation.

**Dr. Stefan Weingartner** b. 1961
Member of the Board of Management,
President and CEO Commercial
Maintenance
since November 2007

Commercial maintenance under the leadership of Dr. Stefan Weingartner, who holds a doctorate in engineering and an MBA, operates on the principle of "repair beats replacement". MTU develops innovative repair techniques that set worldwide standards. They give several new leases of life to engine components, making it possible to reduce the use of new parts. One example is the "patching" method used in repairing blisks. For the customer, the use of these repair methods is more economical than purchasing new parts. They also conserve valuable natural resources.

# The MTU share

### Highly volatile stock markets in 2007

The capital markets were exposed to wide fluctuations in 2007. Whereas share prices rose sharply in the first half of the year, stimulated by positive economic development and good business results, this upward trend was halted in August when the first impacts of the subprime crisis in the United States started to be felt. The banking and financial sector was hardest hit at the outset, but fears started to circulate in the second half of the year that the economic infrastructure itself might be in peril. This sense of insecurity was reinforced by growing signs that the subprime crisis was beginning to affect other industrial sectors, coupled with the steep decline in the value of the U.S. dollar and record oil prices. This lack of confidence resulted in a worldwide slump in share prices, which particularly affected the industrial sector and the more cyclical branches of industry, with repercussions throughout the entire mid-cap market.

Overall, the stock-market gains reported by the share indices in the first six months of the year were largely absorbed by the losses incurred in the second half of the year. At the end of December, the MDAX reported a rise of 4.9 %.

Despite the sound health of the aerospace industry, share prices in this sector were drawn downward by the negative mood prevailing on the stock markets in the second half of the year. They were particularly affected by the weakness of their key currency – the U.S. dollar – and by the increasing cost of aviation fuel as a result of rising crude oil prices. The Dow Jones Aerospace & Defense Index, which includes companies such as Rolls-Royce, EADS and BAE Systems in addition to MTU, rose only modestly by 3.1 % over the course of the year.

### MTU share performance

The MTU share performed significantly better than the stock market average during the first half of the year, increasing in value by 43.6 % up to August 1, when it reached an all-time high of € 50.93. The MDAX progressed by 12.5 % over the same period, during which the Dow Jones Aerospace & Defense Index rose by no more than 4.1 %. The abrupt reversal of capital market trends in August, owing to a general loss of confidence, also heralded a turnaround in the development of the MTU share. This was compounded by the announcement of problems and delays in connection with the introduction of new software and logistics systems at MTU Maintenance Hannover. The announced delays in the delivery schedule for the Airbus A400M military transport plane, coupled with the generally pessimistic mood of the capital markets, only served to accelerate this trend in the fourth quarter.

Year-on-year, the MTU share price increased by 12.8 % to € 40.00, thus outperforming the relevant sector indices.

MTU share performance and trading volume


In %
150
140
130
120
110
100
90
80
70
13.3.07
Annual
results 2006
€ 39.62
27.4.2007
AGM 2007
€ 44.00
1.8.2007
All-time high before
subprime crisis
€ 50.93
21.9.2007
Investor &
Analyst Day 2007
€ 47.87
Closing Price
Jan. 2007
Febr. 2007
March 2007
April 2007
May 2007
June 2007
July 2007
Aug. 2007
Sept. 2007
Oct. 2007
Nov. 2007
Dec. 2007
MTU
Dow Jones Aerospace & Defense Index
MDAX

## Significant increase in trading volume

Throughout the year 2007, investors demonstrated a keen interest in the MTU share during daily trading on the stock market. An average of 485,000 shares changed hands every day, which represents a trading volume of around € 20 million. On peak days, up to 2.53 million MTU shares were traded on XETRA and the German floor trading systems. The average trading volume increased by 74 % compared with the previous year.

In terms of volume of securities traded, MTU ranked 19th out of the 50 stocks quoted in the MDAX index at year-end 2007, after occupying the 26th place 12 months previously. Compared to the previous year, the company improved its ranking with respect to market capitalization, moving up three notches to 19th place in the index. The MTU share has thus established a firm place in the German mid-cap index.

Year-on-year comparison

| | 2007 | 2006 |
|---|---|---|
| Highest quoted share price | € 50.93 on Aug. 1, 2007 | € 35.46 on Dec. 29, 2006 |
| Lowest quoted share price | € 31.69 on Nov. 21, 2007 | € 22.08 on June 14, 2006 |
| Year-end share price | € 40.00 | € 35.46 |
| Market capitalization at December 31 | € 2,200 million | € 1,950.3 million |
| Earnings per share | € 2.83 | € 2.25 |
| Dividend per share | € 0.93 | € 0.82 |

### MTU keenly watched by analysts

The keen interest in MTU demonstrated by the capital markets is reflected in the growing number of equity analysts on both sides of the Atlantic regularly monitoring the company's activities. Six more financial institutions joined their ranks in 2007, bringing the total number of analysts publishing evaluations to 24. At the close of 2007, 17 of them were recommending the MTU share as a buy – clear testimony of its potential to reach new heights in trading year 2008.

Analysts' recommendations

2x Sell 8 %

5x Hold 21 %

17x Buy 71 %

Status: December 31, 2007

## International shareholder structure

At the end of 2007, the free float accounted for 100 % of MTU shareholdings. Institutional investors held approximately 93 % of the shares, while the remaining 7 % were owned by retail investors. 80 % of the institutional investors are based outside Germany – primarily in the United States, the UK, France, and other EU countries.

MTU thus has a broadly diversified shareholder structure. At December 31, 2007, the stock-market authorities were in possession of notifications from the following investors who hold more than 3 % of voting share rights in the company: Schroders Investment Management (4.9 %), Fidelity Management & Research (4.2 %).

In the financial year 2007, MTU acquired 4.3 million treasury shares at an average price of € 36.61 under its buyback program.

Shareholder structure according to institutional and retail investors



retail investors 7 %
institutional investors 93 %
Other 26 %
UK 33 %
France 4 %
USA 18 %
Germany 19 %


MTU estimate, Status: December 31, 2007

### Higher dividend

In 2007, MTU shareholders will once again be entitled to share in the company's profits. The Board of Management and the Supervisory Board intend to propose a dividend payment of € 0.93 per share at the Annual General Meeting on April 30, 2008. This represents an increase of € 0.11 per share or 13.4 % over the previous year. The dividend will be paid out on May 2, 2008.

### Professional awards for MTU investor relations

MTU is a strong advocate of dialog with investors and analysts. In the past year, the company made presentations at numerous road-shows and investor conferences in Europe and the United States, during which a total of over 180 personal meetings with investors also took place.

MTU's annual Investor and Analyst Day was held on September 21, 2007, at the Hannover site. More than 50 analysts and investors accepted the invitation to attend the event on the premises of MTU's largest maintenance plant and join the discussion with the Board of Management on the company's current business activities and strategic objectives. The world's most prominent aviation-industry meeting, the Paris Air Show at Le Bourget near Paris, provided another opportunity to meet with large numbers of investors and analysts.

The MTU Annual General Meeting, which was held in Munich on April 27, 2007, and attended by an audience representing 55 % of the share capital with voting rights, constituted an important platform for direct dialog with shareholders.

MTU received two awards in 2007 for the quality of its investor relations work. In the competition for the Best IR Germany Awards 2007, organized by the German Investor Relations Association (DIRK) in partnership with information and technology solutions provider Thomson Extel and the German business news weekly Wirtschaftswoche, MTU was placed second in the MDAX category. The second commendation came from the Institutional Investor Research Group (IIRG). In its ranking of European IR services, MTU won the title of "Most Improved IR" in the Aerospace & Defense category.

Full up-to-date information can be found in the Investor Relations section of the MTU website at http://www.mtu.de, where various publications, including presentations, Annual Reports, and quarterly Interim Reports, are also available for download. The investor relations team in Munich will be happy to provide any further information by phone, at +49 89 1489-8313.

Key MTU share data

| | |
|---|---|
| Number of shares | 55 million shares of no-par stock |
| Type of share | Registered shares |
| Equity capital | € 55 million |
| Voting rights | One vote per share |
| German Securities Identification Number (WKN) | A0D9PT |
| International Securities Identification Number (ISIN) | DE000A0D9PT |
| Stock exchange symbol | MTX |
| Trading segment | Official market segment – Prime standard |
| Stock-market segment | MDAX 50 |
| Business year | Identical with calendar year |
| Accounting rules | IFRS |
| Designated sponsor | Goldman Sachs |
| Official notices | Electronic version of the Federal Gazette (Bundesanzeiger) |

# Corporate social responsibility

### Shaping the future

MTU has always demonstrated a sense of responsibility in everything it does. The company assumes responsibility for the environment and society in the same way as it does in respect of its products, processes, employees, customers and partners. MTU is committed to sustainable development and has a long tradition of going above and beyond minimum legal requirements. The main areas in which this commitment is applied are environmental protection, human resources policy and community outreach projects in the neighborhood of MTU sites.

MTU strives for an open and constant dialog with many different target groups – among them shareholders, employees and unions, customers and suppliers, local residents, environmental interest groups and the media. The company communicates via the internet and intranet, brochures, flyers and employee and customer magazines. It also communicates directly with its target groups at events such as trade shows, exhibitions, open days and discussion forums. In so doing, MTU aims to generate broad public acceptance.

### Environmental protection as a business target

Protecting the environment is one of MTU's main objectives and an integral part of its corporate philosophy. The Board of Management considers environmental protection to be a management task and monitors activities and progress on a regular basis. Implementation is based on an environmental management system that defines all goals, activities and responsibilities. This ensures that environmental protection measures are consistently coordinated and monitored across the company, and that the same high standards are applied at every site.

All of MTU's products and work processes – from development and production to maintenance – are designed to comply with strict environmental protection criteria. The main objectives are the efficient use of energy, water and raw materials, minimizing noise and emissions, and recycling waste. A conscious use of resources is reflected in MTU's maintenance philosophy of "repair beats replacement". MTU's highly advanced repair techniques, which are continually being optimized, enable the company to repair even severely worn parts. As a result, around 70 % of engine blades can be given a second, third or even fourth lease of life. This not only saves the customer money, it also helps reduce the use of valuable natural resources.

MTU products, too, are constantly setting new standards. For several decades, the company has been developing new technologies that have increased engines' fuel efficiency, made them quieter and lowered emissions. It is partly thanks to MTU that aircraft manufacturers have been able to reduce the fuel consumption of their products by about 70 % over the past 50 years, as well as reducing noise levels considerably. MTU aims to continue this work, with the aim of making air traffic even cleaner still.

MTU has developed concrete ideas and set them down in its Clean Air Engine (Claire) technology program, which aims to reduce the $CO_2$ emissions of conventional types of engine in three successive stages, to achieve a total reduction of 30% by 2035. As well as cutting carbon dioxide emissions, the innovative engine concept will also reduce perceived noise by half.

MTU monitors the implementation and success of its environmental protection activities on a regular basis through internal audits and management reviews, and has them assessed by independent auditors. The engine manufacturer complies with all statutory requirements and has obtained ISO 14001 and European Ecology Management Audit Scheme (EMAS) certification. The company publishes regular environmental statements to inform the public on current actions, their audit status and results.

MTU employees, too, are kept regularly and exhaustively informed about environmental issues. By providing comprehensive training, the company hopes to steadily raise their awareness as part of a continuous process that aims to improve environmental protection standards throughout the company.

Employees ensure MTU's success

MTU's employees are its most valuable resource. Well trained, highly qualified and motivated employees guarantee outstanding performance and ensure the company's success. This is why MTU offers its 7,100 employees worldwide the best possible benefits and conditions: performance-related remuneration, flexible working hours, telecommuting, targeted HR development, advancement programs for young professionals and women, and a health service. The company also offers a comprehensive training program that aims to improve employees' technical and social skills, and a retirement scheme attuned to modern requirements. The majority of company sites have sports clubs offering a variety of fitness classes and special deals with gyms to provide employees with a healthy balance to their daily work. At MTU headquarters in Munich, daycare services are also offered.

As a global player, MTU strives to maintain close contact with its business partners worldwide – particularly with the major engine manufacturers Pratt & Whitney, General Electric, and Rolls-Royce. Thanks to these relationships and its own subsidiaries in Europe, North America and Asia, the company can offer its employees attractive career opportunities abroad. Professional exchange programs with Pratt & Whitney and General Electric are integral parts of this partnership.

## Occupational health and safety – A top priority

MTU places a great deal of importance on occupational health and safety. All targets, measures, roles and responsibilities are defined in a management system, in much the same way as they are for environmental protection. A special team conducts regular workplace inspections to guarantee that the prescribed high safety standards are being adhered to. Awareness campaigns are organized on a regular basis in order to prevent accidents and reduce the risk of work-related health problems. Internal and external audits regularly evaluate the effectiveness and status of all activities and identify areas for improvement.

The company takes a similarly systematic approach to health management, which operates on two fronts. A permanent medical team takes care of individual employees' health needs and deals with all aspects of occupational medicine, preventive screening programs, as well as general, emergency and environmental medicine. These medical services are complemented by an employee welfare team, which concentrates on helping employees to develop their social, communication and intellectual skills.

MTU strives to continuously improve its health management services. Since 2004, the company has been a member of the "Enterprise for Health" (EfH) network, in which 19 European companies have joined forces to promote and strengthen a holistic understanding of health, which also encompasses the subjects of workforce motivation, corporate cultures based on partnership, and economic development.

Workplace accidents per 1,000 employees


25
20
15
10
5
0
18
12
10
11
9
8
7
5
5
4
4
4
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

## A family-friendly work environment

MTU aims to provide its employees with a work environment that allows them to strike a balance between professional and family life. This is made possible through a variety of work-scheduling models, flexible working hours and telecommuting. Invaluable support is provided by the "TurBienchen" daycare center at the Munich site, run as a non-profit association by a parents' initiative. The center looks after children aged between six months and six years during working hours on weekdays. The company also has a family advice service that helps MTU staff to find practical solutions to their needs with respect to child-minding and caring for sick, elderly or handicapped relatives, including an independent agency service for home assistance.

## Promoting the advancement of women

MTU's efforts to develop its employees' potential are reflected in its comprehensive HR development activities. In addition to improving their professional skills, employees should also be able to pursue their personal development. By helping employees to obtain the appropriate qualifications and preparing them for new work content and positions, succession planning can be carried out in a systematic manner.

The company places a special emphasis on women's professional development. In order to recruit more women, MTU participates in career fairs and workshops. One highly popular event is the annual Girls' Day, which aims to encourage young girls to take an interest in technical professions. A foundation was set up in 2000 to support young and talented women pursuing vocational training and post-secondary education in technical subjects. The foundation offers seminars, personality training programs, taster weeks, a one-year mentoring program and international internships. As part of the "cross-mentoring" program in Munich, highly qualified female employees are paired up with executives from other companies. In return, MTU managers support successful women from other companies. The in-house Progetto Donna network, created in 1996, has strengthened the bond among MTU's female employees. The network organizes discussion forums and training seminars.

## Consistently investing in the future

To ensure a reliable future supply of highly qualified, specialized employees, MTU relies on internal resources including its own modern training facilities, international internships and direct contact to engineering undergraduates. The company fosters working ties with universities and professional associations or institutions such as the Association of German Engineers (VDI) and the German Aerospace Industries Association (BDLI). The aim is to share know-how and spark graduates' and the relevant experts' interest in the company.

In 2007, MTU provided vocational training to 295 young men and women. In addition to operating a number of apprenticeship schemes, the company cooperates with the Universities of Cooperative Education in Stuttgart and Berlin as well as Hannover's University of Applied Sciences to offer practice-oriented courses of study in business administration, industrial and mechanical engineering. Since 2005, the new dual system of vocational training, which alternates on-the-job-training with classroom teaching, has also been included in the program.

MTU's multifaceted commitment to its employees produces tangible benefits. The company not only has committed and motivated employees who meet and exceed MTU's and its customers' high quality standards on a daily basis, it also has a low employee fluctuation rate and was ranked as one of Germany's top employers of 2007 and 2008. The "Work and Family" audit certificate that MTU has been awarded by the Hertie Stiftung is further proof that the company is on the right track.

## Social engagement

MTU's commitment extends beyond the confines of its sites, reaching into the communities that surround them. MTU supports local and regional clubs, organizations and institutions as a patron, sponsor and networker.

For instance, MTU cooperates with a number of schools in the neighborhood of its German sites, providing students with assignment topics and work experience. The aim is to help young people choose a career and spark their interest in technology at an early age.

With the "Social Step" program, the company aims to train its executives and raise their social awareness. This serves both social and business interests. It gives managers an opportunity to immerse themselves in a world far removed from their everyday working environment, thus enabling them to broaden their horizons. Executives spend two weeks working with social organizations, such as railway missions, hospices or emergency services for drug addicts. Their interaction with the disenfranchised helps MTU employees learn more about their society and themselves. And the organizations benefit from the MTU managers' volunteer work. In the end, the experience is beneficial for all those involved.

Cooperating with science and research

MTU is also strongly committed to science and research. It actively supports university and research institute networks that have the same technological focus. In addition, engine displays are made available to universities, and MTU experts hold lecture series and supervise project work, theses and dissertations. Students receive expert support with their assignments and theses, and outstanding performance is rewarded: Each year, the company presents the Heilmann Prize to a young scientist who has excelled in the area of engine technology.

The most recent MTU initiative in the realm of science and research is Bauhaus Luftfahrt, a non-profit association founded in 2005 as a joint initiative by MTU, the Free State of Bavaria, EADS and Liebherr-Aerospace. The think tank aims to develop new concepts for the future of aviation. By applying an interdisciplinary approach, Bauhaus Luftfahrt aims to intensify cooperation between research and industry.

Cooperations with universities and research institutions



Berlin TU/DLR/BAM
MTU
Hannover TU
MTU
Braunschweig TU
Cottbus BTU
Göttingen TU/DLR
Jülich KFA
Dresden TU
Kassel Uni GH
Aachen RWTH
Köln-DLR
Darmstadt TU
Erlangen Uni
Fürth Fhg
Heidelberg TU
Karlsruhe TH
MTU
Stuttgart Uni/MPA/DLR
Bauhaus Luftfahrt
München UniBw/TU

# Group management report

# 1. The operating environment

### 1.1. Corporate structure and business activities

#### 1.1.1. Business activities and markets

MTU Aero Engines Holding AG (designated below as 'MTU', 'the group', 'the enterprise' or 'the company') with its consolidated group of companies is Germany's leading engine manufacturer and ranks among the world's largest manufacturers of aircraft engines. MTU provides support for commercial and military aircraft engines throughout their entire lifecycle: developing, manufacturing, marketing and maintaining them. The company is the world's largest independent provider of commercial aero engine maintenance services in terms of revenue.

MTU operates in two principal segments: OEM business – which includes commercial and military engine business, spare parts for commercial and military engines, and military MRO – and commercial MRO business.

OEM business
MTU's products for the commercial aero engine market cover all thrust and power categories and the most important components and subsystems. The company designs and manufactures modules and components and carries out final assembly work on complete engines. The focus of MTU's work on engine modules lies on low-pressure turbines and high-pressure compressors. MTU also develops and manufactures industrial gas turbines (IGT). The long-established German company partners the world's largest engine manufacturers: General Electric, Pratt & Whitney and Rolls-Royce.

In the military domain, MTU develops and manufactures engine modules and components, manufactures spare parts, supervises engine final assembly, and provides maintenance support. As lead industrial partner to the German armed forces, the company provides service support for virtually every type of aero engine in service with the Bundeswehr. MTU is the German partner in all major military engine programs at European level. On a transatlantic level, it has entered the U.S. military market – the largest in the world – through its participation in America's F414 and F404 engine programs.

MRO business
The MRO business covers all MTU's commercial maintenance activities, which are organized under the umbrella of MTU Maintenance. The MTU Maintenance companies operate facilities in all the major markets and as a group are the world's largest independent MRO service provider, offering an extensive range of services and one-stop solutions. The group repairs and overhauls aircraft engines and industrial gas turbines; its customers include airlines and stationary gas turbine operators all over the world.

### 1.1.2. Organization and locations

Structure of the MTU Group



MTU Aero Engines Holding AG, Munich (Germany)
100%
MTU Aero Engines Finance B.V. Amsterdam (Netherlands)
MTU Aero Engines GmbH, Munich (Germany)
IAE International Aero Engines AG, Zurich (Switzerland)
12.1%
EUROJET Turbo GmbH, Hallbergmoos (Germany)
33%
Turbo-Union Ltd., Bristol (England)
39.98%
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos (Germany)
33.33%
MTU Turbomeca Rolls-Royce ITP GmbH, Hallbergmoos (Germany)
25%
EPI Europrop International GmbH, Munich (Germany)
28%
100%
EPI Europrop International Madrid S.L., Madrid (Spain)
100%
MTU Maintenance Hannover GmbH, Langenhagen (Germany)
100%
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde (Germany)
50%
P&WC Customer Service Centre Europe GmbH, Ludwigsfelde (Germany)
100%
Pratt & Whitney Canada CSC Africa (Pty) Ltd., Lanseria (South Africa)
50%
Airfoil Services Sdn. Bhd., Kota Damansara (Malaysia)
MTU Maintenance Canada Ltd., Richmond (Canada)
100%
MTU Maintenance Zhuhai Co. Ltd., Zhuhai (China)
50%
RSZ Beteiligungs- und Verwaltungs GmbH, Munich (Germany)
100%
100%
Vericor Power Systems LLC., Atlanta (USA)
MTU Aero Engines Polska Sp. z o.o., Rzeszów (Poland)
100%
100%
MTU Aero Engines North America Inc., Newington (USA)
50%
Ceramic Coating Center SAS, Paris (France)
100%
MTU München Unterstützungskasse GmbH, Munich (Germany)
100%
MTU Versicherungs-vermittlungs- und Wirtschaftsdienst GmbH, Munich (Germany)

MTU Aero Engines Holding AG and its affiliates are present in the most important markets and regions.

The global network of affiliates and associated companies, the maintenance business and the research and development activities are all controlled from the company's central offices in Munich, which is also the location of its main manufacturing site. This facility also develops, manufactures, assembles, tests and markets commercial and military engine components and modules, develops new manufacturing processes and repair techniques, and assembles and repairs military engines.

All the company's commercial MRO activities are pooled under MTU Maintenance.

MTU Maintenance Hannover, based in Langenhagen, is the largest maintenance plant in the MTU network. It supports mid-sized and large commercial engines and provides services such as customer training and a 24-hour service. Langenhagen is also the exclusive location of the final assembly line for the PW6000 engine that powers the Airbus A318.

Small engines and industrial gas turbines are supported by MTU Maintenance Berlin-Brandenburg, located at Ludwigsfelde near Berlin, which also assembles the TP400-D6 production engines for the A400M military transporter.

In the fast-growing Asian market, MTU has teamed up with joint venture partners in two different countries to improve the partners' market position: MTU Maintenance Zhuhai is a joint venture with China Southern Airlines, the country's largest airline. The company specializes in the maintenance of V2500 and CFM56 engines. The high growth rates have made MTU Maintenance Zhuhai Co. Ltd. increasingly important to the MTU group. As a result, the 50% interest in the jointly controlled entity was proportionately consolidated in group financial statements as of January 1, 2006. Airfoil Services Sdn. Bhd. (ASSB), Malaysia, is a 50 : 50 joint venture with Lufthansa Technik. It repairs low-pressure turbine blades and high-pressure compressor blades. In mid-2007, the company moved into new, considerably larger premises in Kota Damansara near Kuala Lumpur.

MTU has three affiliates in North America, the world's biggest engine market. MTU Aero Engines North America (AENA), based in Newington near East Hartford, Connecticut, develops and manufactures components for joint MTU/Pratt & Whitney programs such as the PW6000 for the small Airbus A318 and the GP7000 for the mega-Airbus A380. MTU Maintenance Canada, based in Richmond, specializes primarily in the maintenance of CF6-50 and CFM56 engines. The third American MTU affiliate, Vericor Power Systems, markets, sells and supports aero-derivative gas turbines for marine and industrial applications from its base in Atlanta, Georgia.

In May 2007, MTU founded MTU Aero Engines Polska. The new company will develop, manufacture and repair engine parts at the new MTU location in Rzeszów, south-eastern Poland, as of 2009.

MTU is a member of several consortia working on specific engine programs. These are, in the commercial sector, the International Aero Engines AG (IAE) consortium for the V2500, and in the military sector Turbo Union Ltd. for the Tornado's RB199 engine, Eurojet Turbo GmbH for the Eurofighter's EJ200 engine, MTU Turbomeca Rolls-Royce GmbH for the MTR390 and MTU Turbomeca Rolls-Royce ITP GmbH for the MTR390 Enhanced, and finally Europrop International GmbH (EPI) for the A400M military transporter's TP400-D6 engine.

### 1.1.3. Corporate control, targets and strategy

MTU's strategic goals are unswervingly geared towards strengthening and continuing to expand its position as one of the world's leading engine manufacturers and the largest independent provider of commercial MRO services. The MTU Board of Management, which directs the group's worldwide activities, is responsible for defining and implementing the corporate strategy. Its key objective is to improve competitiveness and ensure that the projected growth is actually achieved.

#### Consolidation of technological leadership

In the light of progressive global warming and spiraling kerosene prices, the development of future generations of engines focuses more than ever before on environmental compatibility and cost-efficiency. MTU is closely cooperating with partners from research and industry to develop and implement innovative and environment-friendly propulsion systems; examples include the geared turbofan and the Clean Air Engine concept. In the engine maintenance sector, too, MTU plans to consolidate its technological leadership by developing innovative and cost-effective repair techniques.

#### Participation in the fastest-growing new engine programs

Investment in large-scale programs with a strong growth potential is a key factor in securing the long-term growth of the company. In the commercial engine business, such programs are the new engine for the aircraft to succeed the A320 and B737 families and a potential participation in the planned Airbus A350 long-haul airliner. In addition, MTU will become increasingly active in the large business and regional jet sector (Mitsubishi Regional Jet MRJ) and in the lower end of the narrowbody sector (Bombardier CSeries) as soon as these aircraft programs have been officially launched. In the military sector, along with further export business for existing programs, MTU seeks to gain further stakes in the U.S. fighter market. MTU is also forging ahead with its preparations for investing in future heavy-lift helicopter engines. Its commercial maintenance activities are concentrated on increasing the market share of existing programs and participating in further attractive growth programs.

#### Improving economic competitiveness

The measures initiated by MTU in 2006 to optimize its economic competitiveness resulted in significant cost savings in 2007. The company is pressing ahead with the development of its new facilities in Poland and the introduction of local centers of competence for engine repairs. Moreover, further steps to boost productivity are being taken in all sections of the company.

#### Strengthening core activities by moving into related lines of business

To improve its competitiveness still further, MTU plans to invest to an increasing extent in related products and services. The component repair sector of the commercial maintenance market was successfully expanded in 2007. In future, the company will also be offering customized solutions compiled from its full range of services under a new brand, MTU Aero Solutions.

#### Investigating the potential for new acquisitions

MTU is constantly investigating the potential for new acquisitions, its primary goal being to strengthen engine development and manufacture. It is also seeking new cooperative ventures with major airlines in order to secure access to attractive maintenance programs and emerging regional markets.

### 1.1.4. Research and development

Overview of research and development expenses

| in € million | Change 2007 – 2006 € million | Change 2007 – 2006 in % | 2007 € million | 2007 in % | 2006 € million | 2006 in % | 2005 € million | 2005 in % |
|---|---|---|---|---|---|---|---|---|
| Commercial engine business (part of OEM) | | | | | | | | |
| Engine programs | -7.8 | -17.9 | 35.8 | 20.3 | 43.6 | 25.7 | 55.8 | 32.5 |
| Other technologies | 15.7 | 51.5 | 46.2 | 26.2 | 30.5 | 17.9 | 25.2 | 14.6 |
| Commercial maintenance business (MRO) | 0.3 | 4.6 | 6.8 | 3.8 | 6.5 | 3.8 | 2.8 | 1.6 |
| Company-funded R&D [1] | 8.2 | 10.2 | 88.8 | 50.3 | 80.6 | 47.4 | 83.8 | 48.7 |
| Military engine business (part of OEM) | | | | | | | | |
| Engine programs | -2.5 | -3.2 | 76.3 | 43.3 | 78.8 | 46.4 | 77.8 | 45.3 |
| Other technologies | 0.8 | 7.6 | 11.3 | 6.4 | 10.5 | 6.2 | 10.3 | 6.0 |
| Outside-funded R&D | -1.7 | -1.9 | 87.6 | 49.7 | 89.3 | 52.6 | 88.1 | 51.3 |
| Total | 6.5 | 3.8 | 176.4 | 100.0 | 169.9 | 100.0 | 171.9 | 100.0 |

[1] Including capitalized development costs, not included prior to 2007

At € 176.4 million, total expenses for research and development at MTU in 2007 were € 6.5 million or 3.8 % above the previous year's level. While company-funded R & D increased by € 8.2 million (10.2 %) to € 88.8 million (2006: € 80.6 million), the portion of R&D expenses either directly paid or otherwise funded by third-party sources decreased slightly by 1.9 % or € 1.7 million to € 87.6 million (2006: € 89.3 million). Capital expenditure on other, program-independent technologies was increased by an appropriate amount in 2007 to ensure that the technologies for the new generation of aero engines in the thrust range between 10 and 30 klb can be rolled out on schedule. The ratio of research and development to group revenues, at 6.8 %, remained close to the previous year's level of 7.0 %.

MTU is developing new commercial aero engines in accordance with the European aviation industry's voluntary agreement, the ACARE (Advisory Council for Aeronautical Research in Europe) targets. These targets envisage a 50 % reduction in noise, 80 % reduction in $NO_x$, along with a 50 % reduction in $CO_2$ emissions for the aviation sector, with engines intended to provide the lion's share of these cuts. MTU has launched its Claire (Clean Air Engine) technology program, a three-stage program designed to reduce $CO_2$ by up to 30 % and halve perceived noise levels by 2035.

Further development of current commercial programs

Even lower emissions are anything but pie in the sky at MTU, with the company already achieving figures well on the way to meeting the ACARE targets thanks to its aero engine programs currently under development or already in the marketplace. For instance, the GP7000 powerplant on the A380 offers outstanding low noise and fuel consumption. MTU is developing key components in the shape of the low-pressure turbine and the turbine center frame. The GP7000 engine program achieved all the technical objectives at one go, enabling European engine certification (EASA-EC) to be completed in April 2007. The first production engine was delivered on schedule to Airbus in June. In December, the A380 obtained certification with the GP7000 engine option.

The V2500Select upgrade program was devised as a continuation of the successful V2500 program that powers the Airbus A320 family. The program optimizes fuel consumption and increases time on wing. The Select version was successfully built, tested and certified in 2007. In November 2007, the flying test bed program was completed – with outstanding results enabling on-schedule certification to be completed at the end of 2007. MTU's contribution includes a modified low-pressure turbine and engine testing.

In the business-jet engine segment, MTU delivered the four-thousandth low-pressure turbine production module to Pratt & Whitney Canada in 2007. MTU is also consistently continuing this success story with the development and certification of a new low-pressure turbine for the PW307. The PW307 engine powers the Dassault 7X into the air.

### Military development programs

The most significant development project in 2007 was the TP400-D6, the most powerful turboprop engine in the western world, built for the Airbus A400M military transporter. MTU's contribution to this three-shaft engine is the entire intermediate pressure section, comprising the IP compressor, IP turbine and spool. It is also developing the engine and propeller control system in cooperation with French partner Snecma. In the year under review, an engine was delivered to Airbus to undergo its first flight trials fitted to the airframe of a specially equipped transport aircraft. The first production engines are already being assembled at MTU Maintenance Berlin-Brandenburg.

A more powerful version of the MTR390 engine – the MTR390 Enhanced – has been developed for the Tiger combat helicopter. Work on this project continued throughout 2007 and testing began as agreed in the contract.

### Commercial and military technologies for the future

Technology development in the commercial aviation sector focused on the geared turbofan concept. This concept promises a 15 % reduction in fuel consumption and more than a 50 % reduction in noise over today's aero engines.

The geared turbofan demonstrator successfully completed its first ground trials in November 2007, meeting all key performance data – including full thrust. Flight testing in the Pratt & Whitney flying test bed, a Boeing 747, is slated for 2008. MTU's contribution includes two key components: the high-pressure compressor and the high-speed low-pressure turbine.

The launch customer for the geared turbofan is Mitsubishi Heavy Industries, which intends to fit it exclusively to its new 70- to 90-seater MRJ regional jet. Bombardier too is looking for a more powerful version of the innovative engine for its new CSeries regional jet with 100 to 130 seats. Both aircraft are due to be launched in 2013. The geared turbofan would also be an ideal solution for the successor models of the short- and medium-haul aircraft in the Airbus A320 family, as well as the new-generation Boeing 737.

Military technology development focused on engines for unmanned combat aerial vehicles (UCAV). Consequently, MTU has been playing a significant role in national and European studies, including the European Technology Acquisition Programme (ETAP). The aim is to leverage and further develop its expertise – garnered as part of the EJ200 program – in compressors and control units as well as in the fields of monitoring and More Electric Engine. MTU is also looking to become a partner for the propulsion unit for a new generation of heavy-lift helicopters.

MTU also launched a family concept for engine control units that cuts development costs by up to 25 %.

In the maintenance sector, MTU developed a trend monitoring system within a short time frame. This system is used to monitor lifecycle parameters of customer aero engines and has been commissioned with MTU Maintenance Hannover customers, enabling potential faults to be identified early on.

Over the past few years, MTU has carved out a leading position in the manufacture of blisk rotors (blade-integrated disks) for compressors. Here the rotor and blades are manufactured from a single piece. Development of the new precision electrochemical milling (PECM) process has enabled the company to economically manufacture blisk rotors from nickel materials – normally very difficult to machine – for the first time. MTU also intends to make blisks an option for turbines in future. The associated technologies are being devised in cooperation with the Design and Manufacturing Competence Center at TU Munich set up in 2006.

MTU is developing cutting-edge technologies in close collaboration with universities, institutes of technology, research institutions and industrial partners. 2007 saw its network extended further and new strategic partnerships forged with the University of Stuttgart, RWTH Aachen University, the German Aerospace Center (DLR) and the Bundeswehr University Munich. Collaboration extends into the specialist areas of turbines, compressors, engine technology and More Electric Engine. At the same time, MTU is working with Bauhaus Luftfahrt on visionary aircraft and aero engine concepts. Greater integration of engines into the aircraft will, for instance, provide scope for further reductions in fuel consumption and emissions.

## 1.2. Review of business

### 1.2.1. General economic environment

The global economy achieved a growth rate of 3.6 % in 2007 – despite the downswing in the U.S. housing market, the credit squeeze, and higher energy prices. The slowdown in the United States, and to a lesser extent in the euro area, was offset by dynamic growth most particularly in Asia. Although this left the growth rate slightly below the 2006 level of 4.0 %, it is nevertheless within the average trend of the last three years.

The euro's exchange rate against the U.S. dollar – a critical factor for MTU – continued to undergo wide fluctuations in 2007. MTU took measures to hedge its exposure to exchange risk to the greatest possible extent. In the financial year 2007, it engaged in hedging transactions totaling U.S. $ 577.0 million (82 % of the company's U.S. dollar surplus) at an average exchange rate of U.S. $ 1.27.

### 1.2.2. Industry-specific environment

Conditions were generally good for the airlines in 2007: Air traffic grew substantially, drawing fleet utilization and airline profits upwards to higher levels than in 2006. This also benefited the engine sector in the form of increased demand for new engines, spare parts and maintenance services.

According to the International Air Transport Association IATA, global air traffic on international routes increased by 7.4 % in 2007, an even greater rise than the 5.9 % recorded in 2006. Experts estimate that the total volume of national and international air traffic has increased by around 6.5 to 7.0 % compared with the previous year. The worldwide load factor increased by 1.0 percentage point to 77.0 %. The growth rate for global freight traffic amounted to 4.3 %, or slightly below the 4.6 % achieved in 2006. This is attributable to the continuing fierce competition in this sector, including that of the container shipping industry. Strong economic growth in the Asia-Pacific and Europe caused passenger and freight volumes in these regions to rise at a higher rate than in North America.

Passenger and freight traffic growth



Revenue passenger kilometers (RPK) (in billions)
3
2
1
0
+7.6 %
+5.9 %
+7.4 %
2005
2006
2007
Revenue tonne kilometers (RTK) (in billions)
0.2
0.1
0
+3.2 %
+4.6 %
+4.3 %
2005
2006
2007


Source: IATA

The price of aviation fuel has soared to new heights: After easing significantly in the first three months of 2007, it went on to exceed the record level of summer 2006 by the last quarter. The generally improved operating results reported by the airlines would seem to indicate that the increased energy prices were being passed on to the passengers. The eight largest carriers in North America moved into the profit zone for the first time in almost ten years.

The issues of most concern to the aviation industry were the imminent need to increase seat capacity, rising fuel prices, and the economic dangers associated with the housing crisis in the United States and the tightening availability of credit.

### 1.2.3. Major events affecting business performance

Earnings for the financial year 2007 were not affected by any major exceptional factors. Fluctuations in the U.S. dollar exchange rate, and its more recent steep decline, did not have a significant impact due to the fact that MTU had hedged approximately 82 % of its U.S. dollar surplus with the aid of forward currency transactions.

### 1.2.4. Comparison of actual and forecast business performance

MTU either met or exceeded its forecasts for the year, which were first announced at the annual results press conference in March 2007 and subsequently revised upwards. Revenues amounted to € 2,575.9 million, very close to the forecast figure of around € 2,600 million. Higher revenues from the sale of spare parts, attributable to the growth in air traffic, and rising revenues from the MRO business largely compensated for the losses incurred as a result of the lower U.S. dollar exchange rate.

The strong demand for spare parts provided a counterweight to receding profits from maintenance activities, so that in the end MTU was able to report an adjusted operating profit (EBITDA adjusted) of € 392.9 million, ahead of its final forecast of € 385 million.

The forecast figure of € 120 million for free cash flow was exceeded with a year-end amount of € 131.7 million.

### 1.3. Overall assessment of business performance

Revenues in 2007 totaled € 2,575.9 million, an increase of 6.6 % over the previous year's figure of € 2,416.2 million. Adjusted to eliminate the effect of exchange-rate fluctuations, the increase was around 14.5 %. The greatest contributors to revenues were the commercial spare parts business and commercial MRO.

Adjusted earnings before interest, tax, depreciation and amortization (EBITDA adjusted) are determined by adding back certain items (depreciation/amortization, write-downs on assets, and the effects of purchase price allocation arising from the company's acquisition by Kohlberg Kravis Roberts & Co. (KKR) from DaimlerChrysler AG) to earnings before interest and tax (EBIT). Group adjusted EBITDA improved in 2007 by a significant 23.5 %, rising to € 392.9 million (2006: € 318.2 million). Contributing factors were the higher volume of spare part sales in the commercial engine business and the successful implementation of the current program to boost efficiency and profitability. One of the programs implemented in 2007 was Impact06, which included the optimization of work processes at the company's administrative offices in Munich.

Earnings before tax (EBT) improved by 19.2 %, increasing from € 150.5 million to € 179.4 million. The financial result was negatively affected by the early repayment of the high yield bond and the consequential early payment penalty amounting to € 19.1 million.

In anticipation of the German Corporate Tax Reform Act, which comes into force in 2008, the company's deferred tax liabilities were remeasured in the third quarter of 2007 on the basis of the expected new tax rate of 32.6 %. The resulting decrease in deferred tax liabilities (€ 46.8 million) has been recognized in the net profit for the year 2007.

Undiluted earnings per share went up from € 1.64 to € 2.95. The convertible bond issue and the stock option program for employees (Matching Stock Program, MSP) had a dilutory effect on earnings per share. Including the potential issue of common stock in connection with these two programs, diluted earnings per share amounted to € 2.83 (2006: € 1.64).

Adjusted to eliminate the one-off effects of the purchase price allocation, adjusted group earnings amounted to € 148.2 million, compared with € 121.8 million in 2006. Adjusted undiluted earnings per share in 2007 were € 2.83 (2006: € 2.25). Adjusted group operating profit is based on earnings before tax (EBT), corrected to account for non-recurring items and the write-down of assets resulting from purchase price allocation arising from the company's acquisition by Kohlberg Kravis Roberts & Co. (KKR) from DaimlerChrysler AG. The resulting figure for adjusted earnings before tax (EBT adjusted) is subject to taxation at the anticipated rate applicable in the financial year in question.

# 2. Financial situation

MTU year-by-year comparison

| | | Chance 2007 – 2006 € million | in % | 2007 | 2006 | 2005[1] | 2004[1] |
|---|---|---|---|---|---|---|---|
| **Income statement** | | | | | | | |
| Revenues | € million | 159.7 | 6.6 | 2,575.9 | 2,416.2 | 2,182.7 | 1,918.0 |
| Gross profit | € million | 93.7 | 26.6 | 446.4 | 352.7 | 288.0 | 290.4 |
| Gross margin | % | | | 17.3 | 14.6 | 13.2 | 15.1 |
| Earnings before interest and tax (EBIT) | € million | 59.5 | 32.4 | 243.3 | 183.8 | 131.2 | 81.1 |
| Earnings before interest, tax, depreciation and amortization (EBITDA) | € million | 57.3 | 17.1 | 392.9 | 335.6 | 295.3 | 214.1 |
| Earnings before interest, tax, depreciation and amortization (EBITDA adjusted) | € million | 74.7 | 23.5 | 392.9 | 318.2 | 238.7 | 172.2 |
| Adjusted EBITDA margin | % | | | 15.3 | 13.2 | 10.9 | 9.0 |
| Earnings before tax (EBT) | € million | 28.9 | 19.2 | 179.4 | 150.5 | 58.6 | 6.5 |
| Income taxes | € million | 36.1 | 58.8 | -25.3 | -61.4 | -25.8 | -6.3 |
| Net profit | € million | 65.0 | 73.0 | 154.1 | 89.1 | 32.8 | 0.2 |
| Underlying net income | € million | 26.4 | 21.7 | 148.2 | 121.8 | 53.1 | 13.0 |
| **Balance sheet** | | | | | | | |
| Non-current assets | € million | -56.4 | -3.2 | 1,696.3 | 1,752.7 | 1,797.1 | 1,634.5 |
| Current assets | € million | 155.9 | 12.6 | 1,389.2 | 1,233.3 | 1,011.1 | 1,084.6 |
| Equity | € million | -0.3 | -0.1 | 562.0 | 562.3 | 528.0 | 217.0 |
| Equity ratio | % | | | 18.2 | 18.8 | 18.8 | 8.0 |
| Non-current liabilities | € million | -246.6 | -17.3 | 1,176.2 | 1,422.8 | 1,257.2 | 1,448.5 |
| Current liabilities | € million | 346.4 | 34.6 | 1,347.3 | 1,000.9 | 1,023.0 | 1,053.6 |
| Total assets/total equity and liabilities | € million | 99.5 | 3.3 | 3,085.5 | 2,986.0 | 2,808.2 | 2,719.1 |
| **Cash flow statement** | | | | | | | |
| Cash and cash equivalents at year-end | € million | -34.9 | -34.1 | 67.3 | 102.2 | 22.0 | 28.5 |
| Free cash flow[2] | € million | 16.0 | 13.8 | 131.7 | 115.7 | 189.4 | 13.1 |
| Cash flow from operating activities | € million | 26.4 | 12.6 | 236.2 | 209.8 | 273.3 | 72.9 |
| Cash flow from investing activities[2] | € million | -10.4 | -11.1 | -104.5 | -94.1 | -83.9 | -59.8 |
| Investing ratio | % | | | 4.1 | 3.9 | 3.8 | 3.1 |
| **Employees** | | | | | | | |
| Number of employees at year-end | Number | 53 | 0.7 | 7,130 | 7,077 | 6,930 | 7,417 |
| **Share/Dividend** | | | | | | | |
| Undiluted earnings per share (EPS) | € | 1.31 | 79.9 | 2.95 | 1.64 | 0.60 | n.a. |
| Diluted earnings per share (DEPS) | € | 1.19 | 72.6 | 2.83 | 1.64 | 0.60 | n.a. |
| Dividend per share | € | 0.11 | 13.4 | 0.93 | 0.82 | 0.73 | n.a. |
| Total dividend[3] | € million | 3.6 | 8.3 | 47.2 | 43.6 | 40.2 | n.a. |
| Net dividend yield | % | | | 2.3 | 2.3 | 2.8 | n.a. |

[1] Adjusted due to inclusion of MTU Maintenance Zhuhai Co. Ltd.
[2] Free cash flow and cash flow from investing activities in 2004 adjusted for MTU acquisition/ excludes proportionate consolidation of MTU Maintenance Zhuhai Co. Ltd., China
[3] 2006 reduced by purchase of treasury shares up to date of Annual General Meeting

### Corporate control

The group controls its financial situation by means of indicators based on closely interrelated key parameters. These performance indicators delimit the range in which the group operates in terms of growth, profitability and liquidity.

Interactive relationship between growth, profitability and liquidity


Return
on investment
Profitability
Liquidity
Growth
Cash flow
Revenues/EBITDA

### Growth expressed as revenues and adjusted EBITDA

To increase revenues is the starting point of almost any company's performance ambitions, with the aim of achieving substantial growth.

Operating profit or EBITDA is the second most important performance indicator. Any increase in EBITDA is a measure of the enterprise's short-term business performance and reflects the results of the individual business segments. Another indicator monitored by the company is the EBITDA margin, which expresses the relationship between EBITDA and total revenues. This ratio makes it possible to compare the profitability of differently sized operating units.

### Profitability expressed as return on investment

MTU's aim is to outperform the return on investment expected by lenders and shareholders on the basis of general capital-market trends (shareholder return). The expected return is measured as a function of the cost of capital, averaged to account for both debt capital and equity capital, i.e. the weighted average cost of capital (WACC). The cost of equity capital is calculated using the capital asset pricing model (CAPM), in which a risk premium to cover market risk and a beta factor derived from a peer-group analysis are added to the risk-free return. The cost of debt capital is determined on the basis of the weighted cost of borrowing, which takes into account the deductibility of the capital costs. The group uses these indicators in two ways: Firstly as a central value-oriented performance indicator representing an absolute measure of the added value contributed by the operating segments and the individual engine programs, and secondly as a key target to ensure that all operating activities will contribute towards increasing the value of the business. Every investment is required to generate a return (interest) at least equivalent to the WACC. The business portfolio is optimized by concentrating on those lines of business that can be expected to produce the highest return on investment in the medium term.

Liquidity expressed as free cash flow

By optimizing its free cash flow, the company ensures that it will be able to maintain its financial assets into the future. Free cash flow comprises both elements relating to operating activities (operating profit, changes in current working capital, and capital expenditure) and unrelated elements (financing expense, share of profit/loss of joint ventures, and taxes).

The elements of free cash flow


Free cash flow

The enterprise strives to optimize free cash flow by increasing group revenues and operating profit (adjusted EBITDA). Additionally, a firm hand is applied in the management of the current working capital (WoC). MTU's business activities require high capital expenditure on plant and inventories. Working capital is hence a crucial indicator for the group: It is the balance that remains after trade payables and prepayments have been deducted from the value of inventories, trade receivables and contract production receivables. By observing changes in this indicator, it is possible to track the way in which working capital varies as a function of business cycles. In order to ensure that these principles are firmly embodied in the group's organizational structure, senior management has delegated the immediate responsibility for operating profit, working capital optimization and capital expenditure to the managers of the business segments.

As an incentive to business segment managers to focus their full attention on achieving sustainable improvements in the results of operating activities, senior management has decided that the performance-related portion of managers' pay shall be linked to the development of operating profit (adjusted EBITDA) and free cash flow.

A structured system of performance measurement

The group has set up an extensive performance measurement system consisting of numerous different instruments. To assess the group's progress in terms of revenues and profitability, senior management and group executives conduct monthly checks on how the annual budget is developing. This allows any deviations from plan to be remedied promptly and also permits new potentials for success to be exploited. In addition, changes in EBITDA margin with respect to engine programs and commercial maintenance, respectively, are re-appraised at monthly intervals. If any deviations from target arise, they are analyzed in detail and steps are taken to deal with their cause. As a further measure, the group's performance and that of each of the engine programs is evaluated on a quarterly basis and compared with the performance of MTU's main competitors (peer group). Each business unit's utilization of production capacity is controlled on the basis of the order backlog.

The factors unrelated to operating activities, such as financing expense and taxes, are controlled centrally by the group's treasury and tax departments.

## 2.1. Operating results

### 2.1.1. Group

MTU group profitability has gone up once again. With 6.6% higher revenues, EBITDA (adjusted) increased to € 392.9 million (2006: € 318.2 million), earnings before interest and tax (EBIT) to € 243.3 million (2006: € 183.8 million) and earnings before tax (EBT) to € 179.4 million (2006: € 150.5 million). Net profit for the financial year 2007 rose to € 154.1 million, up from € 89.1 million in 2006. The 2007 figure includes an income item of € 46.8 million (2006: € 0.0 million) arising from the remeasurement of deferred tax liabilities on the basis of the lower tax rate that is expected to be applied from the financial year 2008 onwards as a result of the reformed corporate tax laws that enter into force in 2008. Free cash flow increased in line with the positive growth in earnings and healthy balance sheet to € 131.7 million (2006: € 115.7 million).

Key figures at a glance

| | Change 2007 – 2006 | | 2007 | | 2006 | | 2005 | |
|---|---|---|---|---|---|---|---|---|
| | € million | in % | € million | in % | € million | in % | € million | in % |
| **Revenues** | 159.7 | 6.6 | 2,575.9 | 100.0 | 2,416.2 | 100.0 | 2,182.7 | 100.0 |
| Gross profit | 93.7 | 26.6 | 446.4 | 17.3 | 352.7 | 14.6 | 288.0 | 13.2 |
| **Operating profit (EBITDA)** [1] | 74.7 | 23.5 | 392.9 | 15.3 | 318.2 | 13.2 | 238.7 | 10.9 |
| **Depreciation/amortization and nonrecurring items** | | | | | | | | |
| Current depreciation/amortization | 0.2 | 0.2 | -80.3 | -3.1 | -80.5 | -3.3 | -77.0 | -3.5 |
| Write-down on assets resulting from PPA | 10.4 | 16.0 | -54.6 | -2.1 | -65.0 | -2.7 | -84.7 | -3.9 |
| Impairment losses | -8.4 | -133.3 | -14.7 | -0.6 | -6.3 | -0.3 | -2.4 | -0.1 |
| Nonrecurring items resulting from PPA | -17.4 | -100.0 | | | 17.4 | 0.7 | 56.6 | 2.6 |
| **Earnings before interest and tax (EBIT)** | 59.5 | 32.4 | 243.3 | 9.5 | 183.8 | 7.6 | 131.2 | 6.0 |
| Financial result | -30.6 | -91.9 | -63.9 | -2.5 | -33.3 | -1.4 | -72.6 | -3.3 |
| **Earnings before tax (EBT)** | 28.9 | 19.2 | 179.4 | 7.0 | 150.5 | 6.2 | 58.6 | 2.7 |
| Income taxes | 36.1 | 58.8 | -25.3 | -1.0 | -61.4 | -2.5 | -25.8 | -1.2 |
| **Net profit** | 65.0 | 73.0 | 154.1 | 6.0 | 89.1 | 3.7 | 32.8 | 1.5 |
| **Undiluted earnings per share in €** | 1.31 | 79.9 | 2.95 | | 1.64 | | 0.60 | |
| **Diluted earnings per share in €** | 1.19 | 72.6 | 2.83 | | 1.64 | | 0.60 | |

[1] Figures for previous periods adjusted to eliminate effects of purchase price allocation (PPA)

**Order backlog and value of MRO contracts (order volume)**
MTU's order backlog consists of firm orders placed directly by customers which commit the group to delivering products or providing services. Anticipated future orders under long-term service agreements are not included in the order backlog for the commercial MRO business. In order to obtain a picture of the economic value of the total contracted order volume and the corresponding degree of capacity utilization, the figures for the contractual value of service agreements in the commercial MRO business are stated in a separate line of the financial statements, in addition to the conventionally defined order backlog for the commercial and military engine business (OEM) and the commercial maintenance business (MRO). Further information on the value of orders in the commercial MRO business is provided in Note 2.1.3. to the consolidated financial statements.

Order backlog and value of MRO contracts in € million[1]



1,519.2
1,717.1
140.1
3,267.9
1,843.8
1,590.0
147.5
3,556.1
1,765.7
1,452.7
124.1
3,680.3
1,622.5
1,594.3
94.7
5,044.9
2004
2005
2006
2007
OEM commercial
OEM military
MRO order backlog
MRO order value


[1] without consolidation

At December 31, 2007, the group's total order backlog including the value of commercial MRO contracts (group order volume) amounted to € 8,356.0 million, or € 1,333.4 million (19.0%) above the previous year's figure of € 7,022.6 million. The majority of orders in the commercial engine business and in commercial MRO are priced in U.S. dollars. If translated at the exchange rate in effect on December 31, 2006, the group order volume would have been € 796.3 million (11.3%) higher, at a total of € 9,152.3 million. In other words, adjusted to eliminate the effect of the U.S. dollar exchange rate, the increase would have been 30.3%.

Excluding the value of contracts in the commercial MRO business, the group order backlog amounted to € 3,311.1 million, or € 31.2 million (-0.9%) below the previous year's level, following consolidation effects amounting to € 0.4 million (2006: € 0.2 million). Using the exchange rate parity prevailing at December 31, 2006, the group order backlog would have been € 202.2 million higher, rising to a total of € 3,513.3 million, which would represent an increase of 5.1% compared with 2006.

Orders in the military engine business are priced in euros. The order backlog increased at year-end 2007 by € 141.6 million (9.7%) to € 1,594.3 million (2006: € 1,452.7 million).

Altogether, the total volume of book orders (order backlog plus value of contracts) corresponds to a workload of approximately three years. Excluding the value of contracts in the commercial MRO business, the order backlog covers a workload of roughly one-and-a-half years, guaranteeing a healthy basic capacity utilization in the years to come.

Revenues

Group revenues increased in the financial year 2007 by € 159.7 million or 6.6 % to € 2,575.9 million. Both the OEM business (commercial and military engines), with revenues of € 1,599.5 million (up € 116.4 million or 7.8 % on the previous year) and the commercial MRO business, with revenues of € 1,004.7 (up € 50.0 million or 5.2 % on 2006) contributed to growth in group revenues. MTU is thus continuing along the same positive trend that has marked previous years.

Revenues in € million



2,575.9
2,416.2
2,182.7
1,918.0
2004
2005
2006
2007


Cost of sales and gross profit

Cost of sales increased by € 66.0 million (3.2 %) to € 2,129.5 million. Due to the fact that cost of sales increased at a lower rate than sales revenue, gross profit rose to € 446.4 million (2006: € 352.7 million), a year-on-year increase of € 93.7 million (26.6 %). The gross margin consequently improved to 17.3 % (2006: 14.6 %).

Research and development expenses

Research and development costs recognized in the income statement amounted to € 84.5 million, or € 20.0 million higher than the equivalent figure in 2006. For a more detailed description of the composition of these expenses and their allocation to the various business segments, please refer to Section 1.1.4. of this group management report.

Selling and general administrative expenses

Selling expenses increased by € 3.8 million, whereas general administrative expenses remained at around the previous year's level (increased by € 0.4 million).

Depreciation and amortization

In 2007, total depreciation and amortization expenses included in the costs by function amounted to € 149.6 million (2006: € 151.8 million). This includes € 54.6 million resulting from the purchase price allocation (2006: € 67.4 million, including impairment on intangible assets of € 2.4 million). The carrying amount of a license for CF34 repair techniques employed in commercial engine maintenance was compared with its recoverable amount (present value of all future cash flows). The recoverable amount was found to be below the carrying amount, and hence an impairment loss of € 14.7 million was charged in 2007 as an additional amortization expense under 'cost of sales'.

**EBITDA and EBITDA margin**

Earnings before interest, tax, depreciation and amortization (EBITDA adjusted) are determined by adding back certain items (scheduled depreciation/amortization, and the effects of purchase price allocation arising from the company's acquisition) to earnings before interest and tax (EBIT). Despite the impact on operations of the introduction of new software and logistics systems at MTU Maintenance Hannover in the financial year 2007, EBITDA nevertheless improved by 23.5 % to € 392.9 million (2006: € 318.2 million). The programs to boost efficiency and profitability implemented during the period 2004 - 2006 had a positive effect on costs in the administrative departments, helping the EBITDA margin for the group overall to improve from 13.2 % to 15.3 %.

Group EBITDA (adjusted) in € million (margin in %)



15.3
13.2
10.9
9.0
172.2
238.7
318.2
392.9
2004
2005
2006
2007
margin in %
EBITDA adjusted

**Reconciliation items for EBITDA (2006: EBITDA adjusted)**
In the reconciliation of EBIT to EBITDA (adjusted) for 2006, the utilization of R&D provision for the GP7000, PW6000 and PW4084 engine programs was corrected. Moreover, adjustments were made in 2006 with respect to the utilization of R&D provision for GP7000 development expenses, restructuring expenses in connection with the Impact06 efficiency improvement program, and a nonrecurring item for gains on sales of land. No such adjustments were made in 2007.

Reconciliation of EBIT to EBITDA (adjusted)

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Earnings before interest and tax (EBIT)** | 243.3 | 183.8 | 131.2 |
| + Depreciation/amortization of: | | | |
| Intangible assets | | | |
| - Current amortization | 9.7 | 12.7 | 11.7 |
| - Acquisition-related amortization expense (PPA) | 42.5 | 42.6 | 42.5 |
| | 52.2 | 55.3 | 54.2 |
| Property, plant and equipment | | | |
| - Current depreciation | 70.6 | 67.8 | 65.3 |
| - Acquisition-related depreciation expense (PPA) | 12.1 | 22.4 | 42.2 |
| | 82.7 | 90.2 | 107.5 |
| **Total scheduled depreciation/amortization** | 134.9 | 145.5 | 161.7 |
| + Impairment losses on: | | | |
| Intangible assets | 14.7 | 2.5 | 0.5 |
| Property, plant and equipment | | 3.8 | 1.9 |
| **Total impairment losses** | 14.7 | 6.3 | 2.4 |
| **Total depreciation/amortization and impairment losses** | 149.6 | 151.8 | 164.1 |
| **EBITDA**[1] | 392.9 | 335.6 | 295.3 |
| - Utilization of R&D provision | | -16.1 | -38.1 |
| + Restructuring expenses | | 20.0 | 2.8 |
| - Allocation to contingent liabilities | | -10.8 | -21.3 |
| - Sales of land | | -10.5 | |
| **EBITDA (adjusted)** | 392.9 | 318.2 | 238.7 |

[1] Earnings before interest, tax, depreciation and amortization

**Financial result**
MTU's financial result deteriorated in the year under review, increasing by € -30.6 million to a net expense of € -63.9 million (2006: a net expense of € -33.3 million). This was mainly attributable to the prepayment penalty for early repayment of the high yield bond in early 2007 amounting to € 19.1 million. Further factors included expenses in connection with hedging transactions for nickel and fair value losses on currency holdings due to the lower exchange rate parity with the U.S. dollar.

**Earnings before tax (EBT)**
Despite the poorer financial result, the sharp improvement in operating activities had a positive effect on earnings before tax (EBT), which increased by € 28.9 million to € 179.4 million (2006: € 150.5 million).

### Income taxes

The German Corporate Tax Reform Act 2008 will enter into force on January 1, 2008, after the draft bill that had been passed by the lower house of parliament (Bundestag) on May 25, 2007 was approved by the upper house (Bundesrat) on July 6, 2007. The rate of corporate tax will be reduced from the previous 25 % to a uniform rate of 15 % for every type of company, irrespective of whether it retains profits or pays a dividend. The rate used to calculate municipal trade tax expense has been reduced from 5 % to 3.5 %, and the municipal trade tax expense will no longer be deductible for corporation tax purposes. The result of these changes is that the combined tax rate (including both corporation tax and municipal trade tax) of 40.4 % that has applied to the group holding company, MTU Aero Engines Holding AG, Munich, until December 31, 2007, will be reduced to 32.6 % as of January 1, 2008. Consequently, the deferred tax liabilities reported in the consolidated financial statements for 2007, mainly arising from the company's acquisition by Kohlberg Kravis Roberts & Co. (KKR) from DaimlerChrysler AG, have been remeasured at the new, uniform corporate tax rate of 32.6 %, resulting in future tax expense reductions of € 46.8 million which have been recognized in the income statement.

### Group net profit

The reduction in deferred tax liabilities gave rise to deferred tax income of € 46.8 million (2006: € 0.0 million) which has been recognized in the income statement. Group net profit increased overall by € 65.0 million to € 154.1 million (2006: € 89.1 million).

### Net profit available for distribution

The net profit available for distribution to shareholders of MTU Aero Engines Holding AG in accordance with the German Commercial Code amounted to € 47.2 million (2006: € 43.6 million). The average weighted number of outstanding shares decreased in 2007 as a result of MTU's additional purchases of treasury shares. At December 31, 2007, a total of 4,383,022 shares (8.0 % of the share capital) had been bought back. However, due to the fact that the first tranche of shares allocated in connection with the Matching Stock Program (in 2005) reached their exercise threshold, and thereby 112,612 shares were issued to MTU employees, the total number of outstanding shares at December 31, 2007, stood at 50,729,590. The weighted average number of outstanding shares at December 31, 2007 was 52,295,450.

Undiluted earnings per share amounted to € 2.95 (2006: € 1.64). Potential common shares from the convertible bond and the Matching Stock Program diluted these earnings per share. Inclusive of this effect, diluted earnings per share amounted to € 2.83 (2006: € 1.64).

### Dividend increased to € 0.93

In view of the group's good performance, the Board of Management and Supervisory Board of MTU Aero Engines Holding AG will propose to the Annual General Meeting on April 30, 2008, that a dividend of € 0.93 per share should be paid – 13.4 % higher than in 2006. The total dividend will amount to € 47.2 million, which corresponds to 72.2 % of the unappropriated profit of MTU Aero Engines Holding AG available for distribution measured in accordance with the German Commercial Code. The net dividend yield for 2007, based on the year-end closing share price of € 40.00, is therefore 2.3 %. The resolution relating to the utilization of the company's unappropriated profit will be taken by the Annual General Meeting on April 30, 2008. The dividend is expected to be paid on May 2, 2008. A table showing the reconciliation of group net profit with the unappropriated profit of MTU Aero Engines Holding AG, Munich, available for distribution can be found towards the end of the notes to the consolidated financial statements, under section VII.

Dividend payment


0.73
0.82
0.93
40.2
43.6
47.2
2005
2006
2007
Dividend per share in €
Dividend paid in € million

### 2.1.2. OEM business

Order backlog
The order backlog for commercial and military engines (OEM business) is reported on the basis of list prices. Given that orders for spare parts for commercial engines are generally fulfilled within a short time of their receipt, the order backlog does not usually contain a substantial volume of such orders.

Commercial engine business
The invoiced value of MTU's order book for commercial engines, expressed in U.S. dollars, stood at U.S. $ 2,388.5 million at December 31, 2007, and therefore U.S. $ 63.1 million or 2.7 % higher than in 2006, when it stood at U.S. $ 2,325.4 million. The main sources of new orders for MTU were three successful engine programs: V2500 for the Airbus A320 family and PW300 and PW500 for business jets. The order backlog for the GP7000 engine remained at around the previous year's level of approximately U.S. $ 900 million despite the cancellation of the freighter version of the A380, thanks to new orders from Emirates and Air France.

The order backlog for commercial engines, expressed in euros, went down by 8.1 % or € 143.2 million to € 1,622.5 million (2006: € 1,765.7 million) at the end of 2007. This reduction is attributable to the difference in the U.S. dollar exchange rates applicable at the respective year-end reporting dates.

In purely arithmetical terms, the order backlog corresponds to approximately two years' production capacity.

Military engine business
In the case of military programs, the customer typically places an order for a fixed number of engines at the time the production agreement is concluded. For this reason, the full value of the contract flows into the order backlog when the contract is signed. This order backlog reduces over a prolonged period of time, in line with deliveries.

The backlog of orders for military engines accounted for in euros totaled € 1,594.3 million at the end of 2007, which is € 141.6 million (9.7 %) above the previous year's level of € 1,452.7. This was due to new orders from Saudi Arabia for EJ200 Eurofighter engines to a total value of approximately € 310 million. The order backlog was further boosted by new orders for F414/F404 engines for American combat jets.

In purely arithmetical terms, the order backlog represents a full workload for more than three years.

Order backlog for OEM business

| | Change 2007 – 2006 million | in % | Dec. 31, 2007 million | in % | Dec. 31, 2006 million | in % | Dec. 31, 2005 million | in % |
|---|---|---|---|---|---|---|---|---|
| **OEM business** | | | | | | | | |
| Commercial engines | 63.1 $ | 2.7 | 2,388.5 $ | | 2,325.4 $ | | 2,175.1 $ | |
| Commercial engines | -143.2 € | -8.1 | 1,622.5 € | 50.4 | 1,765.7 € | 54.9 | 1,843.8 € | 53.7 |
| Military engines | 141.6 € | 9.7 | 1,594.3 € | 49.6 | 1,452.7 € | 45.1 | 1,590.0 € | 46.3 |
| Total order backlog | -1.6 € | 0.0 | 3,216.8 € | 100.0 | 3,218.4 € | 100.0 | 3,433.8 € | 100.0 |

Revenues
The company generated revenues of € 1,599.5 million in its OEM business; this represents growth of € 116.4 million or 7.8 % compared with 2006.

During the year under review, MTU improved its revenues in the commercial engine business by € 108.5 million to € 1,102.0 million. Increased revenues were also achieved with module and component sales for new engines and with spare part sales. The main factors responsible for this growth were sales of the V2500 (A320), PW2000 (B757, C-17) and CF6-80C (B747, A300, A310) engines, which have been in production for many years, improved business with Pratt & Whitney Canada engines, and the first production phase of the GP7000. Adjusted for the effect of the change in the U.S. dollar exchange rate, revenues would have increased by approximately 21.0 %.

Revenues from the military engine business, at € 497.5 million, increased slightly over the previous year's amount of € 489.6 million. The ongoing entry-into-service of the Eurofighter Typhoon assures a steady flow of revenue from the EJ200 engine, while the programmed phase-out of the Tornado fleet by the European air forces is causing RB199 revenues to decline. Revenues were boosted by the MTR390 engine for the Tiger combat helicopter.

Cost of sales and gross profit

Cost of sales includes cost of materials, personnel expenses, scheduled depreciation/amortization, additions/ retirements to/from inventories and the expenses charged to MTU by the consortium leaders for the marketing of new engines. Cost of sales for the OEM business amounted to € 1,244.1 million for the year, approximately at the previous year's level of € 1,245.0 million. With revenues rising at a faster pace (+7.8 %) than cost of sales, the gross profit improved from € 238.1 million in 2006 to € 355.4 million in 2007, and the gross margin percentage improved from 16.1 % to 22.2 %.

Revenues and gross profit

| in € million | Change 2007 – 2006 € million | Change 2007 – 2006 in % | OEM business 2007 | OEM business 2006 | OEM business 2005 |
|---|---|---|---|---|---|
| Revenues | 116.4 | 7.8 | 1,599.5 | 1,483.1 | 1,434.8 |
| Cost of sales | 0.9 | 0.1 | -1,244.1 | -1,245.0 | -1,232.3 |
| Gross profit | 117.3 | 49.3 | 355.4 | 238.1 | 202.5 |
| Gross margin in % | | | 22.2 | 16.1 | 14.1 |
| EBITDA adjusted | 88.0 | 40.4 | 305.7 | 217.7 | 162.4 |
| EBITDA margin in % | | | 19.1 | 14.7 | 11.3 |

Research and development expenses

MTU's expenses for research and development in the OEM business totaled € 169.6 million in 2007 (2006: € 163.4 million). This sum includes additional expenses related to preparatory development work on technologies for new programs. For the OEM segment overall, R&D expenditure was financed in roughly equal parts by company funds and outside funds. Total research and development expenses in 2007 represent 10.6 % (2006: 11.0 %) of OEM revenues.

MTU finances most of its development work for the commercial engine business from its own resources. In recent years, expenditure was scaled up in order to renew product lines and engage intensively in fundamental research. At € 82.0 million (2006: € 74.1 million), development expenses in 2007 were € 7.9 million or 10.7 % higher than in the previous year.

Whereas the greater proportion of development activities in 2006 was concentrated on the final phases of work on the GP7000, the main focus in 2007 was on general work on new technologies. More details can be found in the sections entitled "Research and development" and "Environmental report".

In the military engine business, it is customary for development work to be financed by the customer. In 2007, third-party expenditure of this nature amounted to € 87.6 million (2006: € 89.3 million). Most of this was spent on the TP400-D6 project for the Airbus A400M military transporter and on the more powerful MTR390 Enhanced version of the engine for the Tiger helicopter.

A more detailed overview of these expenses, including their allocation to the commercial and military business, can be found in Section 1.1.4. of this group management report.

The R&D provision recognized at January 1, 2004 under IFRS purchase accounting rules to cover liabilities in connection with the GP7000 engine program was utilized (€ 16.1 million) for the last time in 2006.

### Selling and general administrative expenses

Selling and general administrative expenses for the OEM business in 2007 remained slightly below the previous year's level of € 78.0 million, decreasing by € 0.6 million (0.8 %) to € 77.4 million. Expressed as a percentage of revenues, these expenses decreased from 5.3 % to 4.8 %.

### Other operating income and expenses

In 2006, the sale of real estate not essential to the company's core operations resulted in a nonrecurring income item amounting to € 10.5 million. The net amount of other operating income/expenses in 2007 was therefore lower than one year earlier.

### Depreciation and amortization

Total depreciation and amortization expenses included in costs by function decreased to € 101.6 million in 2007 (2006: € 116.1 million). This includes € 46.9 million (2006: € 59.2 million) resulting from the purchase price allocation.

### EBITDA (adjusted) and EBITDA margin

Earnings before interest, tax, depreciation and amortization (EBITDA adjusted) is determined by adding back scheduled depreciation/amortization and correcting the effects of the purchase price allocation to earnings before interest and tax (EBIT). EBITDA (adjusted) for the OEM business increased in 2007 from € 217.7 million to € 305.7 million, and the adjusted EBITDA margin improved from 14.7 % to 19.1 %.

OEM EBITDA in € million (margin in %)


19.1
14.7
11.3
9.5
131.3
162.4
217.7
305.7
margin in %
EBITDA (adjusted)
2004
2005
2006
2007

## 2.1.3. MRO business

### Order backlog and value of contracts

The order backlog for commercial MRO consists of orders for work on engines that have been delivered to the maintenance shop and where failure analysis has been completed. When revenues are recognized from the orders, the order backlog is reduced accordingly.

Future orders under long-term service agreements, even though they form part of the contract volume, are not included in the order backlog. Consequently, the order backlog in the commercial MRO business is relatively low. For this reason, in addition to the narrowly defined order backlog, MTU also discloses in its statements the expected value of contracts for work on engines for which maintenance agreements are in place.

The short- to medium-term workload can be estimated by adding together the order backlog and the value of contracts. On a purely arithmetical basis, the sum total of order backlog and value of contracts represents a workload of approximately five years. The majority of contracts in the commercial MRO business are priced in U.S. dollars. The order backlog for commercial MRO in 2007 amounted to U.S. $ 139.4 million, which is U.S. $ 24.0 million or 14.7 % lower than the equivalent figure for 2006 of U.S. $ 163.4 million. The value of contracts for engines for which maintenance agreements are in place increased by 53.2 % to U.S. $ 7,426.6 million in the year under review. New contracts, for instance from JetBlue and Garuda, have helped to boost this figure.

In euro terms, the total order backlog and value of contracts in the commercial MRO business increased by € 1,335.2 million (+35.1 %) to € 5,139.6 million (2006: € 3,804.4 million) at December 31, 2007. Using the dollar exchange rate prevailing at December 31, 2006, the total order backlog and value of contracts would have increased by a further € 605.2 million to € 5,744.8 million (up 51.0 % on the equivalent figure one year earlier).

Order backlog for commercial MRO business

| | Change 2007 – 2006 | | Dec. 31, 2007 | | Dec. 31, 2006 | | Dec. 31, 2005 | |
|---|---|---|---|---|---|---|---|---|
| | million | in % | million | in % | million | in % | million | in % |
| **Commercial engine maintenance** | | | | | | | | |
| Order backlog MRO<br>Engines delivered to shop | -24.0 $ | -14.7 | 139.4 $ | | 163.4 $ | | 174.0 $ | |
| **Order backlog** | -24.0 $ | -14.7 | 139.4 $ | | 163.4 $ | | 174.0 $ | |
| Order backlog | -29.4 € | -23.7 | 94.7 € | 1.8 | 124.1 € | 3.3 | 147.5 € | 4.0 |
| **Value of MRO contracts** | | | | | | | | |
| Engines for which maintenance<br>agreements are in place | 2,579.6 $ | 53.2 | 7,426.6 $ | | 4,847.0 $ | | 4,195.1 $ | |
| **Value of contracts** | 2,579.6 $ | 53.2 | 7,426.6 $ | | 4,847.0 $ | | 4,195.1 $ | |
| Value of contracts | 1,364.6 € | 37.1 | 5,044.9 € | 98.2 | 3,680.3 € | 96.7 | 3,556.1 € | 96.0 |
| Total order backlog and<br>value of contracts | 1,335.2 € | 35.1 | 5,139.6 € | 100.0 | 3,804.4 € | 100.0 | 3,703.6 € | 100.0 |

## Revenues

MTU's revenues in the commercial MRO business increased in 2007 to € 1,004.7 million (2006: € 954.7 million). This 5.2 % increase was achieved in spite of the fact that new software and logistics systems were being implemented at MTU Maintenance Hannover during the period under report and despite the unfavorable development of the U.S. dollar exchange rate. Higher revenues were also reported by the industrial gas turbine operations in Berlin-Brandenburg and by the Chinese joint venture MTU Maintenance Zhuhai. Adjusted to eliminate the effect of change in the U.S. dollar exchange rate, the overall increase was approximately 14.8 %.

## Cost of sales and gross profit

Due to the introduction of new software and logistics systems in Hannover and the impairment loss recognized in respect of the CF34 repair license, cost of sales increased to € 915.6 million (2006: € 839.1 million). This 9.1 % increase was faster than the increase in revenues and therefore brought down the gross margin in the commercial MRO business from 12.1 % to 8.9 %.

Revenues and gross profit

| | Change 2007 – 2006 | | | MRO business | |
|---|---|---|---|---|---|
| in € million | € million | in % | 2007 | 2006 | 2005 |
| Revenues | 50.0 | 5.2 | 1,004.7 | 954.7 | 766.9 |
| Cost of sales | -76.5 | -9.1 | -915.6 | -839.1 | -682.8 |
| **Gross profit** | -26.5 | -22.9 | 89.1 | 115.6 | 84.1 |
| Gross margin in % | | | 8.9 | 12.1 | 11.0 |
| **EBITDA adjusted** | -15.5 | -15.0 | 87.9 | 103.4 | 77.8 |
| EBITDA margin in % | | | 8.7 | 10.8 | 10.1 |

### Research and development expenses
The main emphasis of development work for the MRO business lies on high-tech maintenance processes capable of systematically reducing the cost of engine repair and overhaul. In 2007, these expenses totaled € 6.8 million (2006: € 6.5 million). Research on the new repair processes has advanced to such a stage that their technical and commercial feasibility has been established, allowing development costs amounting to € 4.3 million for these processes to be capitalized for the first time in 2007, in accordance with the recognition criteria laid down in IAS 38.

### Selling and general administrative expenses
In 2007, selling and general administrative expenses for the commercial MRO business, at € 41.2 million, rose by € 4.3 million (11.6 %) above the previous year's level of € 36.9 million. As a percentage of revenues for this business segment, this represents 4.1 % (2006: 3.9 %).

### Depreciation and amortization
Total depreciation and amortization expenses included in costs by function amounted to € 48.0 million in 2007 (2006: € 35.7 million). This includes € 7.7 million (2006: € 8.2 million) resulting from the purchase price allocation. The carrying amount of a license for CF34 repair techniques employed in commercial engine maintenance was compared with its recoverable amount (present value of all future cash flows). The recoverable amount was found to be below the carrying amount, and hence an impairment loss of € 14.7 million was recognized in 2007 as an additional amortization expense under 'cost of sales', and hence reduced earnings of the commercial MRO business in 2007.

### EBITDA and EBITDA margin
Earnings before interest, tax, depreciation and amortization (EBITDA adjusted) is determined by adding back scheduled depreciation/amortization and correcting the effects of the purchase price allocation to earnings before interest and tax (EBIT). EBITDA (adjusted) was reduced by € 15.5 million (15.0 %) to € 87.9 million as a result of the additional costs incurred in conjunction with the introduction of new software and logistics systems in Hannover. The EBITDA margin fell accordingly to 8.7 % (2006: 10.8 %).

MRO EBITDA in € million (margin in %)


10.1
10.8
7.4
8.7
margin in %
EBITDA (adjusted)
42.7
77.8
103.4
87.9
2004
2005
2006
2007

## 2.2. Financial situation

### Principles and objectives of financial management
The main objective of financial management is to ensure a sound financial basis for operating flexibility. The group employs a number of different financial instruments to attain this flexibility. The company's debt repayment profile reflects a wide spread of repayment dates and a high proportion of short-term or medium-term loans. A revolving credit facility (RCF), which is only partly used, provides adequate headroom in terms of the group's borrowing requirements. The decisive parameters applied when choosing a financial instrument are flexibility, credit terms, and the existing debt repayment schedule. In addition, the company also strives to optimize borrowing costs. The group's corporate departments manage financing arrangements on the basis of the group structure.

Targets for group operating profit (EBITDA) and free cash flow, the key performance indicator, are derived from these objectives. Whenever MTU takes a major decision to invest in a new engine program, it always assesses the future impact on free cash flow. The required rate of return is determined using net present value techniques. The internal rate of return (IRR) and the program's net present value are calculated on the basis of future expected cash inflows and outflows. The discount rate applied is the minimum cost of the investment to the group expressed as the weighted average cost of capital (WACC). This allows an engine program's contribution to the overall value of MTU to be determined at the time that the decision is taken whether or not to join a program.

Performance indicators

| | Change 2007 – 2006 | | 2007 | | 2006 | | 2005 | |
|---|---|---|---|---|---|---|---|---|
| | € million | in % | € million | as % of revenues | € million | as % of revenues | € million | as % of revenues |
| Operating profit (EBITDA adjusted) | 74.7 | 23.5 | 392.9 | 15.3 | 318.2 | 13.2 | 238.7 | 10.9 |
| Free cash flow | 16.0 | 13.8 | 131.7 | 5.1 | 115.7 | 4.8 | 189.4 | 8.7 |

### 2.2.1. Financial analysis

MTU meets its financing requirements through a combination of the free cash flow generated by its operating activities and through the utilization short- to medium-term financial liabilities.

The € 180.0 million convertible bond issued on January 23, 2007 is an important financing instrument that serves as a supplement to conventional bank loans. The bond has a par value of € 180.0 million (divided into 1,800 parts each with a par value of € 100,000) and a term to maturity of five years. The partial bonds can be converted into registered non-par value common shares of the company corresponding to a proportionate amount (€ 1 per share) of the company's total share capital.

At a conversion price of € 49.50, the conversion ratio at issue date was 2,020.20 shares. The coupon rate is fixed at 2.75 %, payable yearly on February 1. The issuing company is Amsterdam-based MTU Aero Engines Finance B.V., created on January 19, 2007 and wholly owned by MTU Aero Engines Holding AG, Munich. The funds raised through this bond issue have been used by MTU to repay outstanding liabilities in connection with the high yield bond, including penalties for early repayment and accumulated interest.

MTU owes its favorable financing situation to the mix of funding sources that it employs, good earnings from operations, its sustainable free cash flow, and the financial market's positive response to the group's business strategy. The group has increased its borrowing capacity to € 250.0 million on the basis of a revolving credit facility made available by a consortium of banks in conjunction with agreements that run to March 24, 2010. Direct credit facility arrangements have been agreed with three banks, each for an amount of € 40.0 million (ancillary facilities). The funds raised through these lines of credit are intended to finance investment in production facilities and are not covered by collateral. At December 31, 2007 the group had drawn down € 69.6 million under these banking credit facilities. Of the remaining € 180.4 million available at the balance sheet date, € 16.5 million had been drawn down as bank guarantees in favor of third parties. Any credit actually utilized is subject to interest at the Euro Overnight Index Average (EONIA) rate plus an additional margin. As of December 31, 2007, the MTU and its affiliates had met all loan repayment and other obligations arising from financing agreements.

The availability of unused lines of credit increases the scope and flexibility of the group's financing opportunities.

MTU is not a party to any off-balance-sheet transactions which might in any material way affect the company's present or future financial situation, operating results, liquidity, capital expenditure, assets or capital resources.

### 2.2.2. Analysis of capital expenditure

Total additions to fixed assets amounted to € 106.1 million (2006: € 114.1 million). This sum includes capital expenditure on intangible assets of € 14.3 million (2006: € 37.1 million), on property, plant and equipment of € 86.5 million (2006: € 77.0 million) and on financial assets of € 5.3 million (2006: € 0.0 million). Income from the disposal of fixed assets is dealt below with under the subheading "Cash flow from investing activities" (part of the "Liquidity analysis").

### Capital expenditure on intangible assets

Additions to intangible assets in 2007 comprise € 9.7 million in the OEM segment (commercial and military engine business) and € 4.6 million in the commercial MRO segment.

Capital expenditure on intangible assets

| | Capital expenditure | | | Amortization | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Total | | OEM | | MRO | |
| in € million | Total | OEM | MRO | Current | PPA[1] | Current | PPA[1] | Current | PPA[1] |
| 2005 | 5.7 | 4.9 | 0.8 | 12.2 | 42.5 | 6.1 | 37.0 | 6.1 | 5.5 |
| 2006 | 37.1 | 36.8 | 0.3 | 12.8 | 45.0 | 6.9 | 39.5 | 5.9 | 5.5 |
| 2007 | 14.3 | 9.7 | 4.6 | 24.4 | 42.5 | 4.8 | 37.0 | 19.6 | 5.5 |
| Total | 57.1 | 51.4 | 5.7 | 49.4 | 130.0 | 17.8 | 113.5 | 31.6 | 16.5 |

[1] PPA = Amortization resulting from purchase price allocation in accordance with IFRS 3

In 2006, MTU succeeded in gaining a foothold in the U.S. defense market, the largest in the world. The 2.5 % interest as a risk- and revenue-sharing partner in the F414 engine is the company's first direct participation in a U.S. military program. In 2007, MTU added a further 1.9 % to its stake in this program, which thus stood at 4.4 % at December 31, 2007. The F414 powers the U.S. Navy's twin-engine F/A-18 Super Hornet combat aircraft, which have been in service since 2000. The U.S. Navy currently operates a fleet of 265 such fighters, and has ordered a total of 559 aircraft of the two types F/A-18E/F and EA-18G.

MTU has a 1.5 % stake in the F404 engine program. This engine is one of the most successful military aero engines ever, with more than 3,800 in operation worldwide powering different types of aircraft including the F/A-18A/B/C/D, the Saab Gripen, the KAI T-50 and India's Tejas LCA combat aircraft.

Moreover, the commercial MRO business has developed special repair processes capable of reducing the cost and increasing the efficiency of engine maintenance. Through this technological advance, the commercial MRO business has further consolidated its competitive lead. The recognition criteria for this technology were met in the financial year 2007, allowing capitalized R&D costs amounting to € 4.3 million (2006: € 0.0 million) to be recognized within intangible assets.

### Capital expenditure on property, plant and equipment

In 2007, capital expenditure on property, plant and equipment amounted to € 53.7 million in the OEM segment (commercial and military engines) and € 32.8 million in the commercial MRO business.

Capital expenditure on property, plant and equipment

| | Capital expenditure | | | Depreciation | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Total | | OEM | | MRO | |
| in € million | Total | OEM | MRO | Current | PPA[1] | Current | PPA[1] | Current | PPA[1] |
| 2005 | 80.0 | 56.5 | 23.5 | 67.2 | 42.2 | 46.0 | 35.6 | 21.2 | 6.6 |
| 2006 | 77.0 | 55.7 | 21.3 | 71.6 | 22.4 | 50.0 | 19.7 | 21.6 | 2.7 |
| 2007 | 86.5 | 53.7 | 32.8 | 70.6 | 12.1 | 49.9 | 9.9 | 20.7 | 2.2 |
| Total | 243.5 | 165.9 | 77.6 | 209.4 | 76.7 | 145.9 | 65.2 | 63.5 | 11.5 |

[1] PPA = Depreciation resulting from purchase price allocation in accordance with IFRS 3

Through its capital expenditure on property, plant and equipment for the OEM business, MTU aims to consolidate and extend its position as a leading engine manufacturer, improve efficiency in certain areas of its operations, and modernize equipment and machinery to state-of-the-art standards.

The most important project to benefit from this expenditure in the commercial MRO segment in 2007 was the construction of a second engine test rig on the premises of MTU Maintenance Hannover. The existing engine test cell in Langenhagen had reached its capacity limit and offered no possibility for expansion. Work on the construction of the new test rig commenced in March 2007. It is expected to go into operation in mid-2008, and the new facility will be capable of testing very large engines such as those powering the Airbus A380 (GP7000). Another project involving significant capital expenditure was the introduction of new software and logistics systems at the Hannover site, where they will help to optimize production-related processes and reduce manufacturing costs.

Capital expenditure on financial assets

To enable the company to meet its revenue and employment targets, MTU created the wholly owned subsidiary MTU Aero Engines Polska Sp. z o.o., Rzeszów, Poland, with effect from July 20, 2007, with an initial share capital of 50,000 złoty (PLN). On the basis of a resolution dated September 14, 2007, the sole shareholder, MTU Aero Engines GmbH, Munich, subsequently passed a resolution dated September 14, 2007 to increase the new subsidiary's capital by PLN 20,000,000 to PLN 20,050,000 (consisting of 200,500 shares with a nominal value of PLN 100 per share). This capital increase has been paid up in full, bringing the total equity investment at December 31, 2007 to the equivalent of € 5.3 million.

MTU is pursuing three objectives through the establishment of this new manufacturing site: To reduce development and manufacturing costs, especially with respect to new programs, to create a more favorable environment for growth in the supplier industry, and to stabilize the degree of vertical integration. Future growth in the MRO business will be ensured by balancing capacity between the new site in Poland and the existing sites in Hannover and Ludwigsfelde. From 2009 onwards, an estimated workforce of 100 employees will develop, manufacture and repair engine components at the new site.

### 2.2.3. Liquidity analysis

MTU uses free cash flow as the indicator of its liquidity. MTU defines free cash flow as cash flow from operating activities less capital expenditure on intangible assets, property, plant and equipment, and financial assets. This cash surplus is principally utilized for the dividend payment, the share buyback program, and the repayment of financial liabilities.

Consolidated cash flow statement (abridged)

| in € million | Change 2007 – 2006 € million | Change 2007 – 2006 in % | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Cash flow from operating activities | 26.4 | 12.6 | 236.2 | 209.8 | 273.3 |
| Cash flow from investing activities | -10.4 | -11.1 | -104.5 | -94.1 | -83.9 |
| **Free cash flow** | 16.0 | 13.8 | 131.7 | 115.7 | 189.4 |
| Cash flow from financing activities | -128.1 | -339.8 | -165.8 | -37.7 | -207.5 |
| Change in cash provided by continuing activities | -3.0 | -136.4 | -0.8 | 2.2 | 11.6 |
| **Change in cash flow** | -115.1 | -143.5 | -34.9 | 80.2 | -6.5 |

### Cash flow from operating activities

Cash flow from operating activities in 2007 amounted to € 236.2 million, or € 26.4 million (12.6 %) higher than the previous year's level of € 209.8 million. In 2007, a high level of advance payments was received from customers in the commercial and military engine business (OEM) segment. Working capital nevertheless increased owing to the continuing growth of the commercial MRO business, preparations for GP7000 deliveries and advancing development work on the TP400-D6 engine for the A400M military transporter.

### Cash flow from investing activities

As stated above in the analysis of capital expenditure, cash flow from investing activities increased by € 10.4 million (11.1 %) to € 104.5 million (2006: € 94.1 million). This figure includes proceeds from the disposal of fixed assets amounting to € 1.6 million (2006: € 20.0 million).

### Free cash flow

Free cash flow, i.e. cash flow from operating activities less cash flow from investing activities, amounted to € 131.7 million in 2007 (2006: € 115.7 million). In the financial year 2007, the majority of the free cash flow was used to purchase treasury shares under the buyback program for an amount of € 113.6 million (2006: € 42.7 million) and to cover the dividend payment of € 43.6 million for the financial year 2006 (€ 40.2 million for the financial year 2005). The share buyback program is described in greater detail under Note 27.5. to the consolidated financial statements.

### Net financial liabilities

The figure reported as "net financial liabilities" represents the difference between gross financial liabilities and current financial assets. It serves as an indicator of the MTU group's overall liquidity. Net financial liabilities increased by € 13.2 million (6.3 %) in 2007 compared with the net figure of € 210.2 million reported at December 31, 2006. One of the contributing factors for this was the lower balance of cash and cash equivalents held at year-end due to cash outflows from financing activities (mainly the purchase of treasury shares and payment of the dividend).

Net financial liabilities[1]

| in € million | Change 2007 – 2006 € million | Change 2007 – 2006 in % | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|---|---|
| Bonds | | | | | |
| Convertible bond | 167.3 | 100.0 | 167.3 | | |
| High yield bond | -168.4 | -100.0 | | 168.4 | 168.4 |
| Financial liabilities to banks | -12.9 | -11.8 | 96.1 | 109.0 | 57.5 |
| Liabilities to related companies | -0.1 | -100.0 | | 0.1 | 0.3 |
| Finance lease liabilities | -6.8 | -14.0 | 41.7 | 48.5 | 53.2 |
| Loan from the province of British Columbia to MTU Maintenance Canada | -0.3 | -2.3 | 12.5 | 12.8 | 14.2 |
| Derivative financial liabilities | 8.9 | 100.0 | 8.9 | | 33.1 |
| **Gross financial debt** | -12.3 | -3.6 | 326.5 | 338.8 | 326.7 |
| Cash and cash equivalents | -34.9 | -34.1 | 67.3 | 102.2 | 22.0 |
| Derivative financial instruments | 9.4 | 35.6 | 35.8 | 26.4 | |
| **Net financial liabilities** | 13.2 | 6.3 | 223.4 | 210.2 | 304.7 |

[1] Net financial liabilities is an indicator used by leading capital market analysts, and is a common reference in MTU's sector. How the indicator is defined may vary in other companies

The indicator "relative indebtedness" represents the ratio of net financial liabilities to EBITDA (adjusted to eliminate the effect of nonrecurring charges). It improved by 9.2 percentage points to 56.9 % (2006: 66.1 %) by comparison with 2006.

Relative indebtedness [1]

| in € million | Change 2007 – 2006 € million | in % | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|---|---|
| Net financial liabilities | 13.2 | 6.3 | 223.4 | 210.2 | 304.7 |
| EBITDA (adjusted) | 74.7 | 23.5 | 392.9 | 318.2 | 238.7 |
| **Relative indebtedness in %** | | | 56.9 | 66.1 | 127.6 |

[1] Net financial liabilities / EBITDA (adjusted) (in %)

## 2.3. Net assets

Total assets increased year-on-year by € 99.5 million or 3.3 % to € 3,085.5 million (2006: € 2,986.0 million), while the equity ratio decreased to 18.2 % (2006: 18.8 %).

### Changes to balance sheet items

The table below shows an overview of the changes in assets, equity and liabilities, giving separate figures for current and non-current items:

MTU consolidated balance sheet

| | Change 2007 – 2006 | | Dec. 31, 2007 | | Dec. 31, 2006 | | Dec. 31, 2005 | |
|---|---|---|---|---|---|---|---|---|
| | € million | in % | € million | in % | € million | in % | € million | in % |
| **Assets** | | | | | | | | |
| Non-current assets | | | | | | | | |
| Fixed assets | -50.1 | -2.9 | 1,689.4 | 54.8 | 1,739.5 | 58.3 | 1,795.4 | 63.9 |
| Other assets | -6.3 | -47.7 | 6.9 | 0.2 | 13.2 | 0.4 | 1.7 | 0.1 |
| | -56.4 | -3.2 | 1,696.3 | 55.0 | 1,752.7 | 58.7 | 1,797.1 | 64.0 |
| Current assets | | | | | | | | |
| Inventories | 58.8 | 11.1 | 587.8 | 19.0 | 529.0 | 17.7 | 528.9 | 18.8 |
| Receivables, contract production receivables, advance payments and other assets | 132.0 | 21.9 | 734.1 | 23.8 | 602.1 | 20.2 | 460.2 | 16.4 |
| Cash and cash equivalents | -34.9 | -34.1 | 67.3 | 2.2 | 102.2 | 3.4 | 22.0 | 0.8 |
| | 155.9 | 12.6 | 1,389.2 | 45.0 | 1,233.3 | 41.3 | 1,011.1 | 36.0 |
| **Total assets** | **99.5** | **3.3** | **3,085.5** | **100.0** | **2,986.0** | **100.0** | **2,808.2** | **100.0** |
| **Equity and liabilities** | | | | | | | | |
| Equity and non-current liabilities | | | | | | | | |
| Equity capital | -0.3 | -0.1 | 562.0 | 18.2 | 562.3 | 18.8 | 528.0 | 18.8 |
| Debt capital | | | | | | | | |
| Provisions | -23.3 | -3.7 | 614.8 | 19.9 | 638.1 | 21.4 | 641.2 | 22.8 |
| Liabilities | -223.3 | -28.5 | 561.4 | 18.2 | 784.7 | 26.3 | 616.0 | 22.0 |
| | -246.6 | -17.3 | 1,176.2 | 38.1 | 1,422.8 | 47.7 | 1,257.2 | 44.8 |
| | -246.9 | -12.4 | 1,738.2 | 56.3 | 1,985.1 | 66.5 | 1,785.2 | 63.6 |
| Current liabilities | | | | | | | | |
| Provisions | 58.1 | 24.1 | 299.1 | 9.7 | 241.0 | 8.1 | 224.1 | 8.0 |
| Liabilities | 288.3 | 37.9 | 1,048.2 | 34.0 | 759.9 | 25.4 | 798.9 | 28.4 |
| | 346.4 | 34.6 | 1,347.3 | 43.7 | 1,000.9 | 33.5 | 1,023.0 | 36.4 |
| **Total equity and liabilities** | **99.5** | **3.3** | **3,085.5** | **100.0** | **2,986.0** | **100.0** | **2,808.2** | **100.0** |

Asset position and capital structure


Assets
Equity and liabilities
Non-current assets 1,696.3
Equity capital 562.0
Debt capital 1,176.2
Inventories 587.8
Receivables 734.1
Cash and cash equivalents 67.3
Current liabilities 1,347.3
2007
Assets
Equity and liabilities
Non-current assets 1,752.7
Equity capital 562.3
Debt capital 1,422.8
Inventories 529.0
Receivables 602.1
Cash and cash equivalents 102.2
Current liabilities 1,000.9
2006

On the assets side, fixed assets decreased by € 50.1 million or 2.9 % to € 1,689.4 million (2006: € 1,739.5 million). Intangible assets were reduced by € 54.5 million, mainly as a result of the amortization of assets identified and recognized in connection with the purchase price allocation, while property, plant and equipment increased by € 1.9 million.

Financial assets went up primarily as a consequence of the equity investment in the newly founded Polish subsidiary. A complete overview of additions to assets can be found in Section 2.2.2. "Analysis of capital expenditure".

Inventories increased in the year under review by € 58.8 million or 11.1 % to € 587.8 million (2006: € 529.0 million). While inventories of raw materials and supplies rose by € 33.7 million to € 263.9 million (2006: € 230.2 million), work in progress increased by € 19.2 million to € 314.5 million (2006: € 295.3 million). In total, inventories accounted for 19.0 % of net assets (2006: 17.7 %). Inventory turnover expressed as a percentage of revenues decreased from 4.6 % to 4.4 %.

Trade receivables, contract production receivables and other assets including advance payments increased year-on-year by € 132.0 million (21.9 %) to € 734.1 million. Of these, trade receivables increased by € 99.2 million (24.8 %) to € 499.2 million. Contract production receivables, net of the corresponding advance payments, rose by € 31.3 million (22.4 %) compared with the previous year to € 171.1 million.

Cash and cash equivalents amounted to € 67.3 million (2006: € 102.2 million) at the balance sheet date. Expressed as a percentage of total assets, this item fell from 3.4 % to 2.2 %.

In terms of the structure of assets, the proportion of non-current assets decreased by 3.7 percentage points to 55.0 % (2006: 58.7 %). The graph below shows a comparison of the relative proportions of current and non-current assets at the end of 2007 and 2006:

Structure of assets in %



2007
55.0
45.0
€ 3,085.5 million
2006
58.7
41.3
€ 2,986.0 million
Non-current assets
Current assets


On the equity and liabilities side, equity remained more or less unchanged at € 562.0 million (2006: € 562.3 million). Equity increased overall as a result of the improved group net profit (up by € 65.0 million to € 154.1 million) and the equity portion of the convertible bond (a hybrid financial instrument) and the change in fair values of forward foreign currency contracts. The amount included in equity for the convertible bond was net of approportioned transaction costs, which were in turn reduced by the tax benefits amounting to € 11.7 million. These increases were offset by the dividend for the financial year 2006 (€ 43.6 million), the purchase of additional treasury shares (€ 113.6 million), charges in connection with the Matching Stock Program (€ 7.4 million) and translation differences (€ 3.6 million), all of which reduced equity.

The ratio of net financial liabilities to equity (gearing) increased by 6.3 % to 39.8 % (2006: 37.4 %), given that equity was virtually unchanged and net financial liabilities increased slightly due to the lower amount of cash and cash equivalents.

Gearing [1]

| in € million | Change 2007 – 2006 € million | Change 2007 – 2006 in % | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|---|---|
| Net financial liabilities | 13.2 | 6.3 | 223.4 | 210.2 | 304.7 |
| Equity | -0.3 | -0.1 | 562.0 | 562.3 | 528.0 |
| Gearing in % | | | 39.8 | 37.4 | 57.7 |

[1] Net financial liabilities/equity (in %)

Medium- to long-term loans decreased by € 246.6 million (17.3 %) to € 1,176.2 million. Their proportion of total equity and liabilities fell by 9.6 percentage points to 38.1 % (2006: 47.7 %). This figure includes pension provisions amounting to € 359.5 million (2006: € 377.1 million). Pension provisions decreased by approximately € 17.6 million (4.7 %). This was due to the new pension scheme (CapitalPlus) that offers employees in German subsidiaries working under collective bargaining agreements the same option as executives of receiving their company pension in the form of a one-off cash payment. Contingent liabilities recognized in the balance sheet in connection with the purchase price allocation for uncompleted engine programs remained close to the previous year's level at € 236.2 million (2006: € 236.6 million).

Non-current liabilities totaling € 561.4 million (2006: € 784.7 million) principally comprised financial liabilities amounting to € 66.8 million (2006: € 249.6 million), advance payments received for production contracts amounting to € 200.6 million (2006: € 212.5 million), and deferred tax liabilities amounting to € 269.8 million (2006: € 307.2 million).

Non-current (i.e. medium and long-term) financing funds decreased in the financial year 2007 by € 246.9 million (12.4 %) to € 1,738.2 million. Non-current fixed assets are wholly financed by funds available on a medium- to long-term basis.

Current (i.e. short-term) financing funds increased by € 346.4 million (34.6 %) to € 1,347.3 million, including an increase in provisions of € 58.1 million (24.1 %) to € 299.1 million. These provisions include pension provisions amounting to € 17.1 million (2006: € 17.8 million). Current liabilities increased by € 288.3 million (37.9 %) to € 1,048.2 million. These include personnel and social obligations amounting to € 52.6 million (2006: € 57.9 million), financial liabilities amounting to € 259.7 million (2006: € 89.2 million), trade payables amounting to € 462.9 million (2006: € 378.5 million), advance payments received for production contracts (net of the corresponding contract production receivables) amounting to € 239.1 million (2006: 199.0 million), and a variety of other identifiable obligations. The graph below shows a comparison of the relative proportions of equity, non-current and current financing funds at the end of 2007 and 2006:

Structure of equity and liabilities in %


18.2
38.1
43.7
2007
€ 3,085.5 million
18.8
47.7
33.5
2006
€ 2,986.0 million
Equity
Non-current financial liabilities
Current financial liabilities

The aggregate carrying amount of fixed assets and inventories amounted to € 2,277.2 million (2006: € 2,268.5 million) and is covered to 76.3 % (2006: 87.5 %) by medium- to long-term loan liabilities. In terms of the overall structure of equity and liabilities, the equity ratio fell by 0.6 percentage points from 18.8 % to 18.2 %, non-current liabilities decreased by 8.1 percentage points and current liabilities increased by 8.6 percentage points. The change was primarily due to the early repayment of the non-current high yield bond out of the proceeds received for the convertible bond, which – depending on the MTU share price – is required to be classified as a current liability due to the existence of conversion options.

# 3. Employees

Human resources has become an increasingly important competitive factor in the fiercely competitive aviation sector. In 2006, MTU strategically realigned HR to ensure the company's long-term viability. Three developments underpin the next steps: demographic changes, the structuring of the relevant HR processes in line with competitive considerations and the expansion of MTU.

Objectives designed to create value are a key element in this strategy. Overall the aim is to make the MTU group a more attractive global employer. The proportion of personnel expenses of the MTU group needs to be reduced and the HR organization structured flexibly so it can continually respond to future challenges.

Operationally, the primary focus is on developing innovative and efficient HR tools and processes, while continually safeguarding basic business processes.

**HR organization concept drives expansion and HR development in Poland**

In 2007, MTU defined a process to pave the way for setting up the new Polish location so it could be integrated efficiently into the MTU organization by adding value and reducing costs.

The local availability of specialist staff and the future recruitment potential of junior staff trained in local education institutions was a key factor in the choice of the new location right from the decision-making stage.

In summer 2007, a start was made on putting together the overall framework for setting up the company. At the same time, employee recruitment and training was planned and initiated at an early stage so the new plant can come on stream on schedule in 2009.

**HR development**

The main tasks of MTU HR development include fine-tuning succession planning and ensuring technical skills are passed on – especially in departments involved in key technology areas. In-house HR development is structured as a dynamic closed loop comprising three elements: Potential Conferences, Succession & Development Conferences and HR Committee.

Potential Conferences identify and assess expert and management personnel at an early stage specifically for each location and center.

Succession & Development Conferences monitor the integrated planning of recruitment and employee development for the particular centers and departments on a level-specific, cross-location basis.

The HR Committee discusses and decides on current upcoming appointments on second and third management tiers. Key management posts were filled from the company's own ranks in 2007 thanks to this approach.

A particular focus was on the senior management group, where a certain number of executives underwent an individual appraisal. Based on this appraisal, management training measures were agreed as part of individual development plans, and subsequently completed by the executives at selected business schools.

A wide range of technical and methodology seminars is available to provide specialist and management know-how geared to each employee's personal needs and work situation. Specialist consulting and diagnostics tools are available for individual development.

### Training

Training is a crucial element in retaining young talent at MTU. 4% of all employees at the German locations are trainees. As in the past, a large proportion of the 295 trainees currently at MTU will stay with the company. The company is trying to stimulate young people's interest in aero engine technology from an early age and is collaborating with schools near the locations. In addition to training as the classic entry route for career starters, sandwich courses and vocational training at recognized tertiary education institutions offer further options for highly talented young people. All training courses are designed to tie in with further development opportunities within the MTU group after graduation.

### Single-status pay agreements (ERA)

In 2007, MTU was among the first companies in Bavaria to introduce the single-status pay agreements (ERA) concluded between the unions and employer association. A new, completely overhauled compensation system aligned to requirements has replaced the separate pay structures for blue-collar and white-collar workers.

### Performance-related pay

In 2007, MTU made performance a central aspect of all staff appraisals and associated remuneration by modifying the various remuneration components. A system to assess employee performance was developed and applied across the board to all hierarchy levels. Company profit-sharing is based on the respective MTU target achievement for adjusted EBITDA and free cash flow. This approach will be used for the first time as part of staff dialogs from 2008 onward.

### Family and work

An entire package of measures is designed to improve employee work/life balance. Measures include parental leave, family breaks and healthcare breaks, and greater flexibility for families. The child daycare center run by the TurBienchen parents' initiative and supported by MTU has been widely welcomed. Meantime, the family service provides an extensive package of services available in the form of an external counseling service. Monitoring as part of the "Work and Family" audit run by the Hertie Foundation will help ensure all MTU family-support services are continually improved.

### Health management

MTU health management offers an extensive program including health service and social counseling. It covers the following areas: occupational medicine, promotion of occupational health, general, emergency and environmental medicine. Social counseling provides the social, communications and mental skills that employees need in their professional and personal lives in order to remain active and fit to work.

In addition to the long-standing company sports club, MTU has set up another facility: the Health Center. Under the direction of an experienced sports scientist, the team of trainers offers a wide range of services covering strength, endurance, body-toning and rehab training as well as weight reduction.

### Company pension scheme

The company pension scheme is an important supplementary benefit in light of the declining benefits associated with statutory retirement insurance. The scheme was restructured for all MTU employees at the German locations in 2007. Long-serving employees already entitled to a company pension will in future also be able to opt for lump-sum payments as an alternative to the life-long pension. Pension entitlements for new employees joining after 2007 have been guaranteed via an outsourced benefit system.

### Compliance

Official works agreements were concluded for employees in 2007, with content geared to societal and economic developments. The MTU code of conduct provides employees with guidance on dealing with customers, partners and the general public and also serves as the benchmark for dealings within MTU. It is based on fairness and respect and reflects the values and convictions which characterize MTU as a responsible company. The function of an ombudsman was also created and can be notified where employees are suspected of acting illegally.

### General Equal Treatment Act (AGG)

The company also tackled the issues enshrined in the General Equal Treatment Act (AGG). The Act aims to protect employees from all forms of discrimination, especially in the workplace. The MTU workforce was informed extensively – executives received in-house training and an information pack was distributed to every employee. This approach has enabled MTU to put the relevant EU Directive into practice.

### Protection for non-smokers and drug prevention

In line with new EU legislation, MTU has also adopted specific arrangements governing the protection of non-smokers. An alcohol and drugs-free workplace was also covered in the official works agreements.

### Top employer 2007 and 2008

The "karriere jobs magazine" published by the Handelsblatt in conjunction with the geva-institut für psychologische Unternehmensberatung puts together an annual ranking of German employers. Extensive analyses and discussions with executives and staff provide critical insights into HR services and their implementation in practice. MTU was recommended as a top employer to university graduates and young professionals in the 2007 ranking, an accolade set to be repeated in 2008.

Further information on HR at MTU Aero Engines can be found in the separate Human Resources Report 2007/2008.

# 4. Environmental report

Environmental issues and challenges associated with the onslaught of globalization have turned environmental and resource protection into an increasingly important issue nationally and internationally. For the MTU group, responsibility for the world outside is not a compulsory exercise but part and parcel of the responsibility the company assumes for its employees, customers, partners and neighbors. Open dialog with customers, partners, government agencies and neighbors forms an integral part of the company ethos.

Protection of the environment is among its fundamental corporate goals and is firmly enshrined in the corporate philosophy. It is implemented by means of an integrated management system and constantly fine-tuned as part of continuous improvement. Implementation is in harmony with the other corporate goals and subject to regular Board of Management scrutiny. The responsible use of resources and materials as well as the development of eco-friendly, low-emissions aero engines remains a primary aim.

Stringent environmental criteria are applied to all processes and systems – starting with development through production to the maintenance of aero engines – that meet statutory requirements as an absolute minimum. Based on these criteria, MTU-internal standards are derived that are binding for all group locations. Their compliance is regularly checked and certified by internal and external audits in accordance with DIN EN ISO 14001 – and also in accordance with the Regulation of the European Parliament and Council EMAS (Eco Management Audit Scheme) at the German locations in Munich and Hannover. This commitment extends even further. For instance, MTU Aero Engines, Munich is a signatory to the Bavarian Environmental Pact and supports environmentally friendly measures adopted by the Bavarian government and the City of Munich.

One of MTU's key environmental protection aims is to save resources. Take for example, the reuse of engine parts after repair. Thanks to new methods and processes around 70 % of all engine blades are reused two, three or even four times. Standard practice includes using fewer resources by reducing the consumption of raw materials and energy through the direct recycling of materials in the original loop. The waste recycling ratio at the Munich site has been at a constantly high level of over 85 % for many years.

Two main issues stand out in 2007 – the sharp rise in crude oil prices and the multifaceted debate surrounding climate change. Global carbon-dioxide emissions were seen as the main contributory factor in climate change. Aviation accounts for around 2 % of these emissions. On the back of a sharp rise in air traffic, MTU is rising to the challenge of building lower-emissions aero engines.

Together with the leading aeronautical companies, MTU has signed up to implementing the long-term environmental targets for aircraft defined by ACARE (Advisory Council for Aeronautical Research in Europe): $CO_2$ emissions are to be halved by 2020 (with engines alone expected to generate a 20 % reduction) and $NO_x$ emissions reduced by 80 %; noise levels are also to be halved.

MTU's involvement in the GP7000 engine for the Airbus A380 represents the first step towards achieving these targets. A combination of advanced aircraft design and turbofan technology has enabled a reduction in specific fuel consumption from the current average of 4.3 liters per passenger per 100 km to 2.9 liters. MTU is responsible for providing, among other things, the key component for the GP7000: the low-pressure turbine. Efficiency of over 93 % has been achieved for the first time in this respect.

MTU's longer-term answer to the ACARE targets is the Claire (Clean Air Engine) technology program: In three stages between now and 2035, carbon dioxide emissions are to be cut by 30 % and perceived noise halved. This will be achieved through a combination of counter-rotating geared turbofan and heat exchanger.

A key contribution to improving aero engine concepts will come from fine-tuning the technology used in the MTU components in order to exceed the current benchmarks for efficiency, weight and component load. Efficiency in excess of 90 % and weight reduction of at least 20 % have been achieved with the high-pressure compressor. And efficiency of over 93 % and weight reduction of 25 %-plus are sought with the IP turbine. Key technology areas include the continual improvement of 3D aerodynamics, more advanced materials and new designs. Enhanced efficiency and lower weight dramatically reduce fuel consumption.

The elimination of environmentally harmful production and repair processes and materials will also contribute substantially to reducing the environmental burden of future products. This includes a ban on the use of mercury, cadmium and chromate in materials used for components, joints and coatings.

# 5. Subsequent events

No events materially affecting the group's earnings, financial situation or net asset position occurred after the end of the accounting period.

# 6. Management compensation report

The compensation awarded to members of the Board of Management is made up of fixed and variable components. A more detailed description, including a chart of individual members' compensation entitlements, can be found in the "Corporate governance" section of this Annual Report. The management compensation report forms an integral part of the group management report.

# 7. Risk report

Types of risk

MTU is exposed to economic, market, credit, liquidity, general and individual business risks.

Risks within the group of companies

The impact of these risks on MTU Aero Engines Holding AG cannot be viewed separately from their impact on the other legally independent entities of MTU. Effective risk monitoring and control requires a knowledge of the way in which the group's operating results are influenced by the evolution of individual risk factors. An analysis of the respective business activities must encompass all the legal entities within the corporation.

## 7.1. Risk management

Risk management concerns all the companies in the group. Each subsidiary implements the risk management system on its own responsibility. The management holding company has laid down guidelines for uniform and appropriate treatment of risks and for communicating them within the group. The risk management policy of MTU Aero Engines Holding AG is documented in a risk management manual that is valid throughout the group. MTU is constantly developing the risk management system to improve the informational value of the corporate risk portfolio.

Risk management organization

The Board of Management defines the framework for corporate risk management. Below Board of Management level, the company has set up a Risk Management Board made up of managers from all areas of company operations. Four times a year, the members discuss the risks of greatest consequence to the group; each of these risks could raise or lower the EBITDA or cash flow figures by at least € 5 million. The board also addresses general risk management issues and monitors their effectiveness. Risk management on a day-to-day basis has been delegated to the individual MTU business units. The management teams in the respective units and affiliates are responsible for implementing and monitoring the process. The system employed for the early recognition of risks is verified by the auditor during the auditing of the annual accounts. Internal audits are also conducted at more frequent intervals during the year. The internal auditing department verifies that all legal and internal requirements have been observed, and also makes proposals that will allow the company to continue developing and improving the risk management process.

Identification of risks

MTU regards risk management as a continuous process. It systematically documents the greatest risks for each business segment in the form of risk maps. The companies within the group communicate the risk situation in quarterly reports or ad hoc.

Identification of risks


Risk analysis
Risk handling
Monitoring
Risk identification
Communication

### Explanation of risk controlling

Thanks to the transparency of high-risk developments and potential risks, the group is able to introduce targeted measures for dealing with and minimizing risks at an early stage. The MTU risk management process is integrated into the existing control systems and coordinated with them. This ensures that the controlling department can take timely countermeasures and that provisions can be accrued by agreement with the treasury department where appropriate.

### Evaluation and analysis of risks

Risk management analysis is closely linked with the planning and control process. The medium-term strategic and short-term operative company planning and internal reporting processes are of particular significance. As part of the strategic planning process, potential risks are identified at an early stage before any business decisions are made. The group's operative planning process substantiates medium-term goals and assures a balanced risk prevention policy which takes not only risks but also future opportunities into account. The internal management and reporting function supports the planning and decision-making processes.

### Risk measurement

The group makes a distinction between improbable and probable risks. Improbable risks are events which, after careful commercial, technical and legal analysis, are deemed unlikely to occur.

In the case of probable risks, damage to the company cannot be ruled out. To enable such risks to be mapped and verified, the quantitative damage likely to be sustained is documented taking the influencing circumstances into account.

## 7.2. General risks

### Economic risk

In 2007, MTU generated 81% of its revenues in the commercial engine business and in commercial MRO. This market depends heavily on the volume of commercial air traffic, and is subject to cyclical fluctuations which depend on factors such as the general economic situation.

The price of petroleum has a significant impact on commercial air traffic. MTU regularly observes its effects by acting out various oil price scenarios in the context of its risk management process. Although the oil price has risen steeply over the past few months, it has not yet had any significant impact on the engine business. However, price hikes could have a detrimental effect on the volume of air traffic as a whole. Conversely, a high oil price could motivate airlines to replace older aircraft that have a high fuel consumption with new, more economical models.

Terrorist attacks such as those in New York and Madrid, too, have shown that such incidents can weaken the economy and have a negative effect on air traffic because flight safety is an extremely sensitive issue for the public.

### Market risk

In the military engine business, the company is firmly embedded in international cooperative ventures. The customers are national and multinational agencies whose budgets vary with the level of public spending. MTU's broad diversity of projects for the military market prevents it from becoming too dependent on any single source of orders. Given that business in the military sector is based on long-term contracts, price alterations at short notice are negligible as a risk factor. But because government offices more and more frequently attempt to settle accounts for military engines on the basis of negotiated fixed prices, new military programs face an increasing risk that the technical, economic and market-related assumptions on which the contract is based may deviate from the actual conditions, thus also affecting the attainable return on investment.

The commercial engine market has an oligopolistic structure. MTU sells most of its products under risk- and revenue-sharing arrangements. The lead partners in the consortium determine the prices, conditions and concessions. MTU, as a consortium partner, is bound by these conditions. MTU is involved in the leading engine programs of the major engine manufacturers in the context of these partnerships. The customers of these risk- and revenue-sharing partnerships in the commercial engine and MRO business are airlines. Because air traffic is so dependent on economic factors – but also due to crisis situations – airlines frequently encounter financial difficulties. Their strained financial situation may be further exacerbated by escalating fuel prices. MTU operates in various sectors of the market and in different thrust ranges, thus spreading the risk in line with the market. Because MTU is also involved in several alliances, it is not dependent on any single consortium partner or engine manufacturer. Various types of concessions to customers are common practice in the marketing of commercial production engines. MTU is obliged to absorb these concessions to the extent of its program share in risk- and revenue-sharing agreements. The fact that the cooperation partners share a common interest helps to prevent excessive concessions during contract negotiations. Furthermore, risks are spread across the various programs. Concessions to major customers during the launch phase of a program are largely offset by a decline in the marketing expenses for older programs.

The commercial spare parts business uses catalog-based pricing. These prices are subject to annual adjustment. The development of advanced technologies and an outstandingly high quality of spare parts minimize the risk of extraordinary warranty expenses.

In the spare parts business for commercial maintenance, new competition has emerged from companies which manufacture parts under the FAA's system of Parts Manufacturer Approval (PMA) and sell them at lower prices than the original engine manufacturers. MTU shields itself against this competition primarily by developing advanced technologies. In the commercial MRO business, MTU faces new competition from Designated Engineering Representatives (DER). These FAA-approved independent experts develop repair techniques for engine parts. However, MTU is confident that DER repairs will only reach a small segment of the market. More than half of the commercial MRO business volume is based on medium- and long-term agreements, thus mitigating the risk of price drops.

#### Derivative financial instruments

For information on further market risks, particularly those due to the exchange rate, interest rate fluctuations and other price factors, and on cash flow hedges against the risks due to fluctuating exchange rates, please refer to the section headed "Risk management and derivative financial instruments" in the notes to the consolidated financial statements.

#### Credit risk

All group companies of MTU Aero Engines Holding AG enter into credit risks. The corporate credit risk is handled by the Risk Management Board and the persons responsible for risk management in the different units of the group.

#### Liquidity risk

The liquidity risk is handled by the Treasury Board. The controlling process is based on an analysis of all future cash flows according to business units, product, currency and location. The process includes the monitoring and limitation of aggregated cash outflow and cash borrowing.

### 7.3. Individual risks

The following section outlines the key risk areas that may have a sustained influence on MTU's business operations, assets, finances and earnings. MTU has made provisions for heading off the major risks in its forecast for the current financial year – according to the probability of each one occurring.

#### Development risk

In the commercial and military engine business, MTU undertakes to perform development work during which unscheduled delays may occur. The company nevertheless ensures strict adherence to time schedules by employing a highly qualified workforce that receives regular training. Furthermore, through its involvement in collaborative ventures, it works in partnerships that extend beyond corporate boundaries and thus spreads the risk.

Furthermore, MTU products are subject to extremely stringent safety requirements. The company requires numerous official certifications, particularly from the German Federal Office of Civil Aviation (LBA) and the U.S. Federal Aviation Administration (FAA), in order to carry out its activities. These certifications are valid for limited periods; they can only be renewed after further tests have been carried out. The production and repair processes are documented in detail to ensure compliance with all regulations.

As a general rule, MTU's business plans for new engines are drawn up to cover a long period. They tend to assume long repayment terms, with the result that the investments in the development phase and the production run-up are only gradually amortized over a long period of time. Due to the long period under consideration, the actual conditions may deviate from the technical, economic and market-related assumptions on which the calculations were based, thus also affecting the attainable return on investment.

Supplier risk

For some raw materials, individual parts and components and for the provision of specific services, MTU is dependent on suppliers and third-party vendors.

The company strives to reduce its reliance on outside suppliers by securing the services of multiple, equally qualified vendors for materials, parts and services. MTU enters into long-term agreements with single-source suppliers as a hedge against unforeseen bottlenecks in supplies. This two-pronged strategy also reduces the risk of sudden price hikes.

The procurement of raw materials is another area in which MTU endeavors to protect itself against the steadily rising prices - particularly for expensive alloys. The price of the alloy element nickel, for instance, quadrupled to about U.S. $50,000 per metric ton between the end of 2005 and mid-2007. To stabilize these prices, MTU has concluded hedging transactions for future nickel requirements in a similar way to its procedure for hedging foreign currency transactions.

Program risk

Besides the general business risks, MTU perceives risks particularly in the TP400-D6 engine program for the new Airbus military transporter A400M. MTU is a member of a consortium comprising four European companies. Each partner assumes responsibility for delays in proportion to its own share in the program. Potential delays in development activities, resulting in delayed certification and thus later delivery of the engines, automatically entail the risk of penalty payments as agreed under the contract. MTU has accounted for this risk by allocating a provision of € 44.4 million, commensurate with the probability of occurrence. This risk minimization measure covers all potential risks within the development program that MTU might conceivably have to face.

Capacity shortfall risk

The engine market is likely to continue growing during the next few years, as is evidenced by the large number of new orders on the part of the airlines. MTU, too, stands to profit from this growth. Given that it already has a high workload, adapting to meet the increased capacity requirements will be one of the company's future challenges. Various factors affect this situation.

MTU is preparing to meet these challenges by building the new plant in Poland and through internal projects for increasing productivity. Problems or delays of a legal or technical nature are not uncommon in the construction of new production facilities and may affect the expected return on investment.

Currency risk

The U.S. dollar is the functional currency in the commercial engine and commercial MRO businesses. The majority of labor costs and a portion of purchased materials and services, however, accrue in euros. Although MTU settles these purchases in U.S. dollars as far as possible, there remains a surplus in U.S. dollars which is always exposed to an exchange rate risk. An increase in the euro exchange rate could have a negative impact on the company's operating results, financial situation and net assets. The extent of 'natural hedging', which is the proportion of dollar expenditure compared to overall dollar earnings, lies between 70 % and 75 %.

To minimize this exposure, MTU makes use of hedging transactions. These are based on a strategy that looks at the current U.S. dollar exchange rate and, depending on the expected trend, provides a hedging scenario that may be negative, neutral, or positive with regard to the anticipated rate. Forward sales contracts may be concluded, depending on the available options. The valuation of these hedging transactions is explained in Note 5.13. to the consolidated financial statements. At December 31, 2007, MTU had completed transactions to hedge cash flows of U.S. $ 305.0 million for the years 2008 and 2009.

Interest rate risk

MTU's financial debt carries interest rate risks. For the revolving credit facility, which amounted to € 69.6 million at the end of 2007 and is also covered by collateral of € 16.5 million, the company has to pay variable interest reflecting current market rates. Certain factors, such as an increase in the market interest rate or a deterioration in MTU's financial situation, could cause further increases in the interest rate. In the financial year 2007, MTU cut its gross financial debt by 3.6 % and thus further reduced the interest rate risk.

Lease engine contract risk

MTU's commercial MRO business possesses engines which it places at its customers' disposal for certain periods of time. In order to generate continuous earnings with these engines, follow-up contracts must be concluded upon expiration of the contract duration. The engines may also be sold for either less or more than the residual value.

Nonpayment risk

In the commercial engine and commercial maintenance business, airlines are indirect and direct customers of MTU. These carriers may find themselves facing financial difficulties, with the result that they may plan or carry out restructuring measures or mergers, or apply to be placed under bankruptcy protection. Their situation affects the receivables management processes of MTU and its partners.

The consortium leaders in the commercial engine and spare parts businesses have extensive receivables management systems in place. In the commercial MRO business, MTU tracks its open accounts receivable in short cycles in cooperation with the sales department. Before a deal is finalized, potential risks are assessed and any necessary precautions are taken. Wherever possible, the company takes advantage of export credit guarantees (Hermes coverage) to protect itself against political and credit risk.

Liability risk

In the aviation industry, accidents can never be completely ruled out despite strict compliance with manufacturing quality standards and utmost diligence in performing maintenance work. In the military engine business (excluding exports), MTU is largely exempt from product risk liability through government agency indemnification. The remaining liabilities, especially in the commercial engine business, are covered by comprehensive insurance policies; this includes aircraft liability insurance. Other risks that could threaten the continued existence of the company, such as fire and interruption of business operations, are covered as well. No insurance cover has been taken out for the risk of terrorist attacks because of the excessively high premiums. Management liability is covered by Directors' & Officers' insurance; MTU has also taken out insurance coverage against risks which do not threaten the existence of the company.

Dependence on joint ventures, consortia and partners

In the military and commercial engine business, MTU has contractual agreements with numerous partners and consortia. The dependencies within the consortia and partnerships have already been described in detail under the subheading "Market risk".

In the commercial maintenance business, MTU's interests in the Asian market include a 50 : 50 joint venture, MTU Maintenance Zhuhai. In jointly controlled entities where decisions have to be made jointly, there is always a risk of differences of opinion when the company's own interests do not coincide with those of its partners.

Personnel risks

The aviation industry is characterized by fierce competition for the highly skilled employees needed to develop, manufacture and maintain world-class high-tech products. Given the positive economic development and MTU's need for qualified staff, successful staff recruitment and staff loyalty are becoming increasingly important. The principal task of human resources management is to recruit new staff and retain them on a long-term basis. MTU offers a flexible remuneration system, extensive fringe benefits, a comprehensive range of in-house and external training opportunities, an advanced system of healthcare, and group-wide opportunities for job rotation and internal promotion.

IT risks

The loss of confidential data due to espionage or to system failure are the principal risks in the realm of information technology. Because of its business with military customers, MTU takes an especially precautionary approach in the way it handles and protects restricted data, operating a highly advanced system for the protection of data and classified information. The introduction of new IT systems is a further occasion on which interruptions in the workflow can occur. Particularly in the commercial MRO business, with its complex workflows, the introduction of new IT systems represents a special challenge. MTU keeps such risks to a minimum by employing highly trained experts and a professional project management system.

Environmental risks

MTU's business activities are subject to numerous laws and regulations on the protection of the environment. Any tightening of the applicable environmental requirements may give rise to additional investment costs, particularly in connection with the use of chemicals in manufacturing and test rig emissions. Further information can be found in the section "Environmental report".

MTU requires special certification in order to operate certain production facilities such as test rigs and electroplating plants. The regulations must be strictly observed and all procedures fully documented. An environmental management system certified to DIN EN ISO 14001 minimizes the risks in this area.

### 7.4. Overall prognosis of the MTU risk situation

MTU also assesses the overall risk on the basis of its risk management system. This is regularly audited by internal auditing teams and the company management. Furthermore, the auditor verifies the system employed for the early recognition of risks in the course of auditing the annual accounts. At the present time, no risks are apparent that might have a potentially lasting and essentially negative impact on the group's operating results, financial situation or net assets. MTU has taken every possible organizational measure to ensure early awareness of potential risk situations.

# 8. Forecasts

Economic background
The world economy has been growing at an average rate of 4 % per year for the past three years. Experts predict a global growth rate of between 3 % and 3.5 % for 2008, assuming that the recession tendencies in the United States will be offset by above-average economic growth elsewhere, particularly in Asia.

Industry-specific environment
Aviation is also set to profit from the general upswing in economic activity: the volumes of passenger and freight traffic are expected to rise by an annual 5 – 6 % in 2008 and subsequent years. The world's two major aircraft manufacturers will together reach the historic milestone of 1000 commercial airliner deliveries in 2008 – or if not by the latest in 2009. The forecast increase in air traffic will have positive repercussions on the market for commercial MRO services, producing an anticipated annual growth rate of around 6 %.

MTU's operating results and outlook

Revenues
At the time of going to press (March 2008), MTU expects to generate revenues in 2008 on a similar level to those in 2007, at a forecast € 2.6 billion based on a U.S. dollar exchange rate of 1.50 to the euro. This quantitative increase can be expected to continue through into 2009. After adjustments to account for fluctuations in the U.S. dollar exchange rate, a growth rate in the region of 5 – 6 % can be expected.

The assumed planning figures for the business segments are as follows:
- MTU expects to see a quantitative increase of around 6 – 7 % in the commercial engine business as a result of the first volume production orders for the GP7000 engine for the Airbus A380. Revenues will also be boosted by the optimized version of the best-selling V2500 engine for the A320 family, the V2500SelectOne. And finally, the high fleet utilization of the airlines will ensure a steady flow of revenues from spare parts sales.
- The military engine business can be expected to generate annual revenues of around € 500 million, in line with previous years.
- In the commercial MRO segment, the volume of orders is expected to moderately exceed the general market trend, with a growth rate of between 6 % and 8 %.

Operating profit and net profit for the year
MTU expects its profitability to remain at a consistently high level in 2008. This assumption is based on the steady growth being achieved in spare part sales coupled with the stable level of revenues in the defense sector. In the commercial MRO segment, MTU is reckoning on a further stabilization of its earnings situation. The large number of new projects already announced in connection with large business and regional jets will call for significantly higher research and development expenditure, a large proportion of which can be capitalized in accordance with IFRS and hence will only have a limited effect on EBITDA. The application of IFRS measurement criteria for EBITDA will reveal the continuously improving earnings situation.

If the capitalized R & D costs are deducted from operating profit (EBITDA), the expected expansion and organic growth of the OEM business will have a negative effect on earnings. Despite its considerable capital expenditure in programs for future aero engines, MTU anticipates that adjusted EBITDA in 2008 will remain close to the previous year's level of € 390 million. Adjusted for the dollar exchange rate, MTU expects a further growth in revenues in 2009 and continued good earnings.

In 2008, MTU expects its consolidated net profit to lie in the region of € 180 million or around 20 % over the equivalent figure for 2007. In 2009, net profit will again reflect positive development.

As part of its policy of continuity, MTU will continue to distribute an appropriate share of its net profits in the form of a dividend payment.

### Financial outlook

MTU plans to increase its capital expenditure on property, plant and equipment in 2008 to a level in the order of 4 – 5 % of revenues. As well as exceeding the level of expenditure in 2007, this is also higher than average. The main reason for this increase lies in completion costs for the new engine test rig and the expansion of the maintenance facilities at MTU Maintenance Hannover. MTU's budget for 2008 and beyond also makes provision for additional investments in new engine programs and the capitalization of development costs. The extent of these investments depends on management decisions concerning the participation in engine programs, and therefore cannot be reliably estimated at the present time. Despite this considerable capital expenditure and the prospect of an improved level of working capital in 2008, MTU expects a free cash flow of around € 100 million.

### Opportunities

In the estimation of the MTU group, numerous opportunities for the development of new business will present themselves in the years to come. In addition to the range of opportunities available to industry in general and the aerospace sector in particular, the company foresees further strategic opportunities arising from its cooperation with long-standing engine-program partners.

### Strategic opportunities

- Acquisition of additional stakes in next-generation engine programs employing the latest advanced technologies.
- Market access to new workshares in engine programs and other lines of business.
- Further expansion of shares in military engine programs in the U.S. market.
- Expansion of supplier potential for the TP400-D6 engine (A400M military transporter).
- Expansion of further strategic cooperation arrangements with engine-consortium partners.
- Improved profitability and optimized cost management through construction and expansion of the new site in Poland, coupled with the associated structural optimization of the commercial MRO business.
- Improved productivity through further optimization of throughput rates, on-time delivery and quality.
- Consolidation of the group's knowledge and skills base through technological advances (geared turbofan, Clean Air Engine technology program). For a more detailed presentation of other technology improvement programs, please refer to Section 4. "Environmental report".

# 9. Note concerning the required disclosures pursuant to Section 289 (4) and Section 315 (4) of the German Commercial Code (HGB)

Composition of subscribed capital

At December 31, 2007, the capital stock of MTU Aero Engines Holding AG amounted to € 55.0 million, divided into 55 million registered non-par shares. Each share is entitled to one vote.

Restrictions concerning voting rights and the transfer of share ownership

At December 31, 2007, and after the issue of shares under the Matching Stock Program in June 2007, MTU held 4,270,410 treasury shares. No voting rights are exercised in respect of treasury shares. The articles of association of MTU Aero Engines Holding AG do not contain any restrictions concerning voting rights or the transfer of share ownership. The Board of Management has no knowledge of any agreement between shareholders that could give rise to any such restrictions.

Capital investments exceeding 10% of the voting rights

Pursuant to the German Securities Trading Act (WpHG), any investor whose shareholding reaches, exceeds or falls below a given percentage of the voting rights, as a result of purchase or sale or in any other manner, is obliged to notify this fact to MTU and to the German Financial Supervisory Authority (BaFin). The lowest threshold at which such notification was required in the past was 5%; a new threshold of 3% became applicable on January 20, 2007. MTU has no knowledge of any direct or indirect investments exceeding 10% of the voting rights.

Shares with special rights conferring powers of control on the holder

MTU has not issued any shares with special rights conferring powers of control on the holder.

Method of controlling voting rights when employees own stock capital and do not exercise their control rights directly

Employees holding shares in MTU Aero Engines Holding AG exercise their control rights like any other shareholder, in strict compliance with statutory regulations and the company's articles of association.

Rules governing the appointment and dismissal of members of the Board of Management

Members of the Board of Management are appointed by the Supervisory Board in accordance with the provisions of Section 84 of the German Stock Corporation Act (AktG). The Supervisory Board also determines the number of members in the Board of Management which, according to the articles of association, must consist of at least two members. The Supervisory Board is entitled to select one member of the Board of Management to serve as its chairman. Members of the Board of Management serve for a term of office not exceeding five years. This initial term of office may be prolonged, in the same or a different capacity, for an additional five years. Pursuant to Section 31 of the German Co-Determination Act (MitbestG), the appointment of a member of the Board of Management requires a two-thirds majority of the votes of the Supervisory Board. In default of a majority vote, the Supervisory Board's Mediation Committee is granted a one-month period within which it must submit an alternative proposal for the appointment. If no candidate is accepted as a result of this second vote, a third voting round is held, in which the chairman of the Supervisory Board has two votes but the deputy chairman is not entitled to a second vote.

The Supervisory Board has the right to refuse the appointment of a member or chairman of the Board of Management on significant grounds – for instance gross breach of duty or incapacity to manage a business in an orderly manner.

### Rules governing amendments to the articles of association

All amendments to the articles of association require a resolution on the part of the Annual General Meeting, pursuant to Section 179 of the German Stock Corporation Act (AktG). Under the terms of the articles of association, such resolutions must be carried by a simple majority of the votes or, in cases where a majority of the voting stock must be represented at the meeting, by the simple majority of the voting stock – unless otherwise stipulated by the law (Section 18 (1)). The right to add amendments of a purely formal nature, for instance changes to the share capital as the result of utilization of the authorized capital, is devolved to the Supervisory Board under the terms of Section 13 of the articles of association. Amendments to the articles of association become effective on the date at which they are entered in the commercial register (Section 181 (3), of the German Stock Corporation Act – AktG).

### Authorizations conferred on the Board of Management, especially concerning the issue and purchase of shares

#### Authorized capital

At the Annual General Meeting on May 30, 2005, the Board of Management was authorized to increase the company's capital stock by issuing new registered shares in return for cash contributions, or in return for non-cash contributions in the case of Authorized Capital II. At December 31, 2007, MTU Aero Engines Holding AG had available authorized capital amounting to € 24,750,000, which will remain authorized until May 29, 2010.

#### Authorized Capital I

The Board of Management is authorized until May 29, 2010 to increase the company's capital stock by up to € 5.5 million, with the prior approval of the Supervisory Board, by issuing, either in a single step or in several steps, new registered shares in return for cash contributions.

#### Authorized Capital II

The Board of Management is furthermore authorized until May 29, 2010 to increase the company's capital stock by up to € 19.25 million, with the prior approval of the Supervisory Board, by issuing, either in a single step or in several steps, new registered shares in return for cash and/or non-cash contributions.

#### Convertible bonds and bonds with warrants

At the Annual General Meeting on May 30, 2005 the Board of Management was authorized until May 29, 2010 to issue, with the prior approval of the Supervisory Board, registered or bearer convertible bonds, bonds with warrants, certificates of beneficial interest or income bonds, or any combination of these instruments (collectively referred to as "securities"), with or without maturity date, with a total nominal value of up to € 750,000,000, and to grant the owners or creditors of convertible bonds and/or bonds with warrants the right or option to convert them into registered shares of the company representing a share of equity of up to € 19,250,000 under the conditions established for the issue of convertible bonds or bonds with warrants. These securities may be issued in euros or – to an equivalent value – in any other legal currency, for instance that of an OECD country. They may also be issued by an affiliated company in which MTU Aero Engines Holding AG holds a direct or indirect interest. In such cases and subject to the prior approval of the Supervisory Board, the Board of Management is authorized to act as guarantor for the securities, and to grant the owners of the securities the right or option to convert them into new registered shares of MTU Aero Engines Holding AG.

At the Annual General Meeting on May 30, 2005, it was clarified that the provision made in the above-mentioned resolution authorizing affiliated companies in which MTU Aero Engines Holding AG holds a direct or indirect interest to issue securities, solely and exclusively permits such securities to be issued by group companies in the interests of securing financial resources for the benefit of the group, as defined in Section 18 of the German Stock Corporation Act.

**Authorization to purchase treasury shares**

a. The Annual General Meeting of April 27, 2007 authorized the company to acquire treasury shares with a par value of up to 10 % of the company's capital stock, as applicable on the date of the resolution, during the period from April 28, 2007 through October 27, 2008, pursuant to Section 71 (1) item 8 of the German Stock Corporation Act (AktG). The Board of Management is entitled to exercise its own discretion when deciding whether to purchase these shares on the stock exchange or by means of a public offering addressed to all shareholders (or – insofar as the law permits – by a public call for offers). The equivalent value of the purchase price of these shares must not exceed or undercut the market value by more than 10 %, net of any supplementary transaction fees. In the case of shares purchased on the stock exchange, the market value on which the above calculation is based is the average share price in the closing session of XETRA trading (or a comparable successor system) during the three days immediately preceding the purchase date. In the case of shares purchased by means of a public offering addressed to all shareholders (or a public call for offers), the market value on which the above calculation is based is the average share price in the closing session of XETRA trading (or a comparable successor system) during the three days immediately preceding publication of the offering/call for offers. In the event of significant fluctuations in the share price, the Board of Management is authorized to publish a new public offering or public call for offers based on a new average share price calculated according to the same principles. If shares are purchased by means of a public offering addressed to all shareholders (or by means of a public call for offers), the volume of shares on offer may be limited. Additional conditions may be imposed in respect of the offering or call for offers. If the total volume of responses to the public offering (or the total volume of offers) exceeds this limit, the actual purchase must be proportioned in relation to the number of shares offered. Preference may be given to small lots of offered shares (up to 100 shares). Additional conditions may be imposed in respect of the offering or call for offers.

b. The Board of Management is authorized to sell the purchased treasury shares in another manner than through the stock exchange or by means of a public offering addressed to all shareholders, on condition that the shares are sold in return for cash contributions at a price that does not lie significantly below the market price of similarly entitled MTU shares at the time of sale.

c. The Board of Management is authorized, with the prior approval of the Supervisory Board, to sell the purchased treasury shares in another manner than through the stock exchange or by means of a public offering addressed to all shareholders if the treasury shares are sold to program participants in conjunction with the company's Matching Stock Program and those participants are, or were, employees or officers of the company or one of its associated companies. If shares are to be issued to active or former members of the MTU Board of Management under the terms of the company's Matching Stock Program, the Supervisory Board is authorized to transact this issue, which is not conducted through the stock exchange or by means of a public offering addressed to all shareholders. The subscription rights of existing shareholders in respect of these treasury shares are thereby effectively excluded.

d. The Board of Management is furthermore authorized to use the purchased treasury shares as partial or complete payment in conjunction with business combinations or the acquisition, whether direct or indirect, of business, parts of business or equity investments. The subscription rights of existing shareholders in respect of these treasury shares are thereby effectively excluded.

e. The Board of Management is also authorized, with the prior approval of the Supervisory Board, to use the purchased treasury shares to discharge obligations relating to convertible bonds, bonds with warrants, certificates of beneficial interest or income bonds (or combinations of such instruments) that the company has issued or intends to issue on the basis of the resolution passed by the Annual General Meeting on May 30, 2005. The subscription rights of existing shareholders in respect of these treasury shares are thereby effectively excluded.

f. The Board of Management is moreover authorized, with the prior approval of the Supervisory Board and without any requirement for a further resolution to be passed by the Annual General Meeting, to withdraw part or all of the treasury shares from circulation. Their withdrawal may be effected by employing a simplified procedure without any capital increase, by adapting the actuarial value of the outstanding portion of shares to that of the company's stock capital. The withdrawal may be limited to a defined fraction of the purchased shares. The authorization to withdraw shares may be utilized on one or more occasions. If the simplified procedure is employed, the Board of Management is authorized to amend the number of outstanding shares stated in the articles of association.

g. The above-stated authorizations may be exercised on one or more occasions, partially or wholly, singly or in combination. They may also be exercised by group companies as defined by Section 17 of the German Stock Corporation Act (AktG).

### Other rulings

Section 5 of the articles of association stipulates that the Supervisory Board must draw up rules of procedure for the Board of Management, including an appended list of actions that the Board of Management is only permitted to undertake with the prior approval of the Supervisory Board.

### Significant agreements relating to change of control subsequent to a takeover bid

The group holding company, MTU Aero Engines Holding AG, Munich has not entered into any significant agreements relating to change of control subsequent to a takeover bid. Nevertheless, the group holding company might possibly be indirectly affected by a change of control, given that its consolidated subsidiary, MTU Aero Engines GmbH, Munich, is party to a number of agreements in the OEM segment that forbid the group company to invest in programs that stand in competition to the engine programs in which it has engaged (or which involve comparable thrust categories), or that forbid the company to supply components to competing engine programs. These include the general collaboration agreement with Pratt & Whitney and other RRSP contracts with other OEMs.

Other contracts concluded by group subsidiaries in the context of the OEM and MRO business might also have an indirect impact on the group holding company, MTU Aero Engines Holding AG, Munich. These contracts contain change-of-control clauses that entitle the other party to terminate the agreement in the event that a third party should acquire a controlling interest in the company. A certain number of the company's agreements, for instance, entitle the other party to terminate the agreement if one of that party's competitors should acquire a given percentage of the company's voting rights (usually 25 – 30 % of the capital stock or equity capital).

### Claims for compensation in the event of a takeover bid

The company has not entered into any agreements entitling members of the Board of Management or other employees to claim compensation in the event of a takeover bid.

# 10. Value added statement

The value added statement reflects the wealth created by MTU in the course of the financial year after deduction of purchased materials and services. The net method of calculating value added considers depreciation/amortization, cost of materials and other expenses as purchased materials and services. Under the incomes received method, the part of the value creation process attributable to each party is made visible. The gross value added method regards depreciation/amortization as a component of the value chain, which would otherwise be accounted for as internal financing under the incomes received method.

MTU's gross value added decreased by 4.1 % to € 838.7 million in 2007 (2006: € 874.4 million). This reduction is attributable to increases in net interest expense and a reduction in the financial result on other items compared with 2006. Additional expenses compared with the previous year related to hedging transactions for nickel amounting to € 9.7 million (2006: € 0.0 million) and fair value losses on currency holdings attributable to the fall in U.S. dollar exchange rate, amounting to € 14.8 million (2006: losses of € 5.4 million). Income items affecting value added in the year under review were the final reversal of R&D provisions amounting to € 16.1 million and nonrecurring gains from the disposal of real estate not essential to the company's core operations amounting to € 10.5 million. As a result of these effects, net value added decreased by 4.6 % to € 689.1 million (2006: € 722.6 million).

The company's employees were the beneficiaries of the major part of the net value added, amounting to 68.3 % (2006: 72.6 %). The portion received by lenders fell by 18.0 % to 5.7 % (2006: 6.6 %). The public sector received 3.7 % (2006: 8.5 %), including deferred tax liabilities. The shareholders' portion of the net value added was slightly higher than the previous year's level, at 6.8 % (2006: 6.0 %). The remaining 15.5 % of the net value added (2006: 6.3 %) has been retained by the group for the financing of future business activities.

MTU value added statement

| | Change 2007 – 2006 € million | Change 2007 – 2006 in % | 2007 € million | 2007 in % | 2006 € million | 2006 in % | 2005 € million | 2005 in % |
|---|---|---|---|---|---|---|---|---|
| **Value creation** | | | | | | | | |
| Revenues | 159.7 | 6.6 | 2,575.9 | 100.2 | 2,416.2 | 97.4 | 2,182.7 | 97.5 |
| Financial income/expense (-) | -48.8 | -151.1 | -16.5 | -0.6 | 32.3 | 1.3 | 3.5 | 0.2 |
| Other income | -21.1 | -66.1 | 10.8 | 0.4 | 31.9 | 1.3 | 51.6 | 2.3 |
| **Value created by company activities** | **89.8** | **3.6** | **2,570.2** | **100.0** | **2,480.4** | **100.0** | **2,237.8** | **100.0** |
| Cost of materials | 129.0 | 8.3 | 1,691.7 | 65.8 | 1,562.7 | 63.0 | 1,398.8 | 62.5 |
| Other expenses | -3.5 | -8.1 | 39.8 | 1.6 | 43.3 | 1.7 | 39.4 | 1.8 |
| **Purchased materials and services** | **125.5** | **7.8** | **1,731.5** | **67.4** | **1,606.0** | **64.7** | **1,438.2** | **64.3** |
| **Gross value added** | **-35.7** | **-4.1** | **838.7** | **32.6** | **874.4** | **35.3** | **799.6** | **35.7** |
| Depreciation charges/amortization | -2.2 | -1.4 | 149.6 | 5.8 | 151.8 | 6.1 | 164.1 | 7.3 |
| **Net value added** | **-33.5** | **-4.6** | **689.1** | **26.8** | **722.6** | **29.2** | **635.5** | **28.4** |
| **Distribution** | | | | | | | | |
| Employees | -53.9 | -10.3 | 470.9 | 68.3 | 524.8 | 72.6 | 506.1 | 79.6 |
| Lenders | -8.5 | -18.0 | 38.8 | 5.7 | 47.3 | 6.6 | 70.8 | 11.1 |
| Public sector | -36.1 | -58.8 | 25.3 | 3.7 | 61.4 | 8.5 | 25.8 | 4.1 |
| Shareholders | 3.6 | 8.3 | 47.2 | 6.8 | 43.6 | 6.0 | 40.2 | 6.3 |
| Group | 61.4 | 134.9 | 106.9 | 15.5 | 45.5 | 6.3 | -7.4 | -1.1 |
| **Net value added** | **-33.5** | **-4.6** | **689.1** | **100.0** | **722.6** | **100.0** | **635.5** | **100.0** |

Value added 2007 in %



5.8 %
1.6 %
68.3 % Employees
26.8 %
5.7 % Lenders
3.7 % Public sector
6.8 % Shareholders
65.8 %
15.5 % MTU group
Net value added
Cost of materials
Depreciation
Other expenses

# Consolidated Financial Statements

Consolidated Income Statement

| in € million | Notes | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| Revenues | | 2,575.9 | 2,416.2 | 2,182.7 |
| Cost of sales | (6.) | -2,129.5 | -2,063.5 | -1,894.7 |
| **Gross profit** | | **446.4** | 352.7 | 288.0 |
| Research and development expenses | (7.) | -84.5 | -64.5 | -45.7 |
| Selling expenses | (8.) | -75.0 | -71.2 | -69.4 |
| General administrative expenses | (9.) | -45.8 | -45.4 | -46.4 |
| Other operating income and expenses | (10.) | 2.2 | 12.2 | 4.7 |
| **Earnings before interest and tax** | | **243.3** | 183.8 | 131.2 |
| Interest result | (11.) | -31.4 | -19.9 | -41.8 |
| Interest income | | 7.4 | 27.4 | 29.0 |
| Interest expenses | | -38.8 | -47.3 | -70.8 |
| Result from equity accounted investments | (12.) | -2.3 | | 2.1 |
| Financial result on other items | (13.) | -30.2 | -13.4 | -32.9 |
| **Financial result** | | **-63.9** | -33.3 | -72.6 |
| **Earnings before tax** | | **179.4** | 150.5 | 58.6 |
| Income taxes | (14.) | -25.3 | -61.4 | -25.8 |
| **Net profit** | | **154.1** | 89.1 | 32.8 |
| **Earnings per share in €** | | | | |
| Undiluted | (15.) | **2.95** | 1.64 | 0.60 |
| Diluted | (15.) | **2.83** | 1.64 | 0.60 |

Consolidated Balance Sheet – Assets

| in € million | Notes | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|---|
| **Non-current assets** | | | | |
| Intangible assets | (18.) | 1,135.0 | 1,189.5 | 1,211.8 |
| Property, plant and equipment | (19.) | 539.7 | 537.8 | 568.8 |
| Equity investments in joint ventures | | 8.9 | 11.5 | 13.7 |
| Investments in associated companies | | 0.4 | 0.4 | 0.4 |
| Other investments | | 5.4 | 0.2 | 0.6 |
| Other loans | | | 0.1 | 0.1 |
| Financial assets | (20.) | 14.7 | 12.2 | 14.8 |
| Other assets | (23.) | 6.2 | 11.8 | 1.5 |
| Deferred tax assets | | 0.7 | 1.4 | 0.2 |
| | | 1,696.3 | 1,752.7 | 1,797.1 |
| **Current assets** | | | | |
| Inventories | (21.) | 587.8 | 529.0 | 528.9 |
| Trade and contract production receivables | (22.) | 670.3 | 539.8 | 421.4 |
| Other assets | (23.) | 58.8 | 53.1 | 33.5 |
| Cash and cash equivalents | (24.) | 67.3 | 102.2 | 22.0 |
| Prepayments | (26.) | 5.0 | 9.2 | 5.3 |
| | | 1,389.2 | 1,233.3 | 1,011.1 |
| **Total assets** | | 3,085.5 | 2,986.0 | 2,808.2 |

Consolidated Balance Sheet – Equity and Liabilities

| in € million | Notes | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|---|
| Equity | (27.) | | | |
| Subscribed capital | | 55.0 | 55.0 | 55.0 |
| Capital reserves | | 460.0 | 455.7 | 454.5 |
| Revenue reserves | | 191.9 | 81.4 | 32.5 |
| Treasury shares | | -156.3 | -42.7 | |
| Other comprehensive income | | 11.4 | 12.9 | -14.0 |
| | | 562.0 | 562.3 | 528.0 |
| Non-current liabilities | | | | |
| Pension provisions | (28.) | 359.5 | 377.1 | 362.5 |
| Other provisions | (29.) | 255.3 | 261.0 | 278.7 |
| Financial liabilities | (30.) | 66.8 | 249.6 | 276.9 |
| Other liabilities | (32.) | 224.8 | 227.9 | 88.5 |
| Deferred tax liabilities | (34.) | 269.8 | 307.2 | 250.6 |
| | | 1,176.2 | 1,422.8 | 1,257.2 |
| Current liabilities | | | | |
| Pension provisions | (28.) | 17.1 | 17.8 | 15.3 |
| Other provisions | (29.) | 282.0 | 223.2 | 208.8 |
| Financial liabilities | (30.) | 259.7 | 89.2 | 49.8 |
| Trade payables | (31.) | 462.9 | 378.5 | 358.4 |
| Other liabilities | (32.) | 325.6 | 292.2 | 390.7 |
| | | 1,347.3 | 1,000.9 | 1,023.0 |
| Total equity and liabilities | | 3,085.5 | 2,986.0 | 2,808.2 |

Consolidated Statement of Changes in Equity

| in € million | Subscribed capital | Capital reserves | Revenue reserves | Treasury shares | Other comprehensive income: Translation differences | Other comprehensive income: Derivative financial instruments | Other comprehensive income: Subtotal | Total |
|---|---|---|---|---|---|---|---|---|
| **Balance at January 1, 2005** | 2.2 | 203.7 | -0.3 | | -1.0 | 12.2 | 11.2 | 216.8 |
| Financial instruments (forward foreign exchange contracts) | | | | | | -27.2 | -27.2 | -27.2 |
| Translation differences | | | | | 2.0 | | 2.0 | 2.0 |
| = Income and expense not recognized in the income statement | | | | | 2.0 | -27.2 | -25.2 | -25.2 |
| Net profit for the year | | | 32.8 | | | | | 32.8 |
| = Total income and expense for the year | | | 32.8 | | 2.0 | -27.2 | -25.2 | 7.6 |
| Share capital increase out of company funds | 37.8 | -37.8 | | | | | | |
| Share capital increase new issue | 15.0 | 300.0 | | | | | | 315.0 |
| Transaction costs (net of tax)/IPO | | -12.1 | | | | | | -12.1 |
| Matching Stock Program (MSP) | | 0.7 | | | | | | 0.7 |
| **Balance at December 31, 2005/ January 1, 2006** | 55.0 | 454.5 | 32.5 | | 1.0 | -15.0 | -14.0 | 528.0 |
| Financial instruments (forward foreign exchange contracts) | | | | | | 30.5 | 30.5 | 30.5 |
| Translation differences | | | | | -3.6 | | -3.6 | -3.6 |
| = Income and expense not recognized in the income statement | | | | | -3.6 | 30.5 | 26.9 | 26.9 |
| Net profit for the year | | | 89.1 | | | | | 89.1 |
| = Total income and expense for the year | | | 89.1 | | -3.6 | 30.5 | 26.9 | 116.0 |
| Dividend paid | | | -40.2 | | | | | -40.2 |
| Purchase of treasury shares | | | | -42.7 | | | | -42.7 |
| Matching Stock Program (MSP) | | 1.2 | | | | | | 1.2 |
| **Balance at December 31, 2006/ January 1, 2007** | 55.0 | 455.7 | 81.4 | -42.7 | -2.6 | 15.5 | 12.9 | 562.3 |
| Financial instruments (forward foreign exchange contracts) | | | | | | 2.1 | 2.1 | 2.1 |
| Translation differences | | | | | -3.6 | | -3.6 | -3.6 |
| = Income and expense not recognized in the income statement | | | | | -3.6 | 2.1 | -1.5 | -1.5 |
| Net profit for the year | | | 154.1 | | | | | 154.1 |
| = Total income and expense for the year | | | 154.1 | | -3.6 | 2.1 | -1.5 | 152.6 |
| Equity portion of convertible bond | | 11.9 | | | | | | 11.9 |
| Transaction costs (net of tax) | | -0.2 | | | | | | -0.2 |
| Dividend paid | | | -43.6 | | | | | -43.6 |
| Purchase of treasury shares | | | | -113.6 | | | | -113.6 |
| Matching Stock Program (MSP) | | -7.4 | | | | | | -7.4 |
| **Balance at December 31, 2007** | 55.0 | 460.0 | 191.9 | -156.3 | -6.2 | 17.6 | 11.4 | 562.0 |

Consolidated Cash Flow Statement

| in € million | Notes | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| Net profit | | 154.1 | 89.1 | 32.8 |
| Amortization of intangible assets and depreciation of property, plant and equipment | | 149.6 | 151.8 | 164.1 |
| Profit/loss of companies accounted for at cost | | -1.3 | -1.2 | -0.4 |
| Profit/loss of companies accounted for using the equity method | | 2.3 | | -2.1 |
| Profit/loss on disposal of fixed assets | | -0.4 | -9.8 | 2.3 |
| Increase/decrease in pension provisions | | -18.3 | 17.1 | 19.5 |
| Increase/decrease in other provisions | | 15.5 | 36.3 | -23.5 |
| Other non-cash items | | -3.8 | -7.3 | 13.4 |
| Movements in working capital[1] | | -74.6 | -57.8 | 105.5 |
| Interest income and expense | | 31.4 | 19.9 | 41.8 |
| Income tax expense/refunds | | 25.3 | 61.4 | 25.8 |
| Income tax received/paid | | -18.3 | -73.2 | -46.1 |
| Dividends received | | 1.6 | 3.4 | 0.4 |
| Cash generated from operations | | 263.1 | 229.7 | 333.5 |
| Interest paid | | -34.3 | -47.3 | -89.2 |
| Interest received | | 7.4 | 27.4 | 29.0 |
| Cash flow from operating activities | (39.) | 236.2 | 209.8 | 273.3 |
| Payments for investments in | | | | |
| - Intangible assets | | -14.3 | 37.1 | -5.7 |
| - Property, plant and equipment | | -86.5 | -77.0 | -80.0 |
| - Financial assets | | -5.3 | | -0.5 |
| Proceeds from disposal/repayment of | | | | |
| - Intangible assets | | | | |
| - Property, plant and equipment | | 1.5 | 20.0 | 0.8 |
| - Financial assets | | 0.1 | | 1.5 |
| Cash flow from investing activities | (39.) | -104.5 | -94.1 | -83.9 |
| Free cash flow | | 131.7 | 115.7 | 189.4 |
| Increase in non-current financial liabilities | | 176.7 | | |
| Increase in current financial liabilities | | 1.6 | 58.9 | |
| Other proceeds | | -0.2 | | |
| Dividends paid | | -43.6 | -40.2 | |
| Purchase of treasury shares | | -113.6 | -42.7 | |
| Repayment of non-current financial liabilities | | -186.7 | -13.7 | -381.5 |
| Repayment of current financial liabilities | | | | -210.9 |
| Change in fair value of derivatives | | | | 90.2 |
| Capital increase[2] | | | | 294.7 |
| Cash flow from financing activities | (39.) | -165.8 | -37.7 | -207.5 |
| Exchange rate movements in equity | | -3.6 | -3.6 | 2.0 |
| Exchange rate movements in fixed assets | | 2.8 | 5.8 | -3.6 |
| Addition of cash and cash equivalents MTU Zhuhai on January 1, 2005 | | | | 5.2 |
| Change in composition of group reporting entity | | | | 8.0 |
| Other changes in cash and cash equivalents | | -0.8 | 2.2 | 11.6 |
| Change in cash and cash equivalents | | -34.9 | 80.2 | -6.5 |
| Cash and cash equivalents at beginning of financial year | | 102.2 | 22.0 | 28.5 |
| Cash and cash equivalents at end of financial year | (39.) | 67.3 | 102.2 | 22.0 |
| Revolving credit facility (see Note 30.) | | -69.6 | -75.6 | -17.0 |
| Net liquidity at December 31 | | -2.3 | 26.6 | 5.0 |

[1] Sum of increase/decrease in inventories, receivables and liabilities (excl. derivatives)
[2] After deduction of transaction costs

# Notes to the Consolidated Financial Statements

## I. Accounting Policies and Principles

### 1. General information

MTU Aero Engines Holding AG and its subsidiary companies (hereinafter referred to as MTU Aero Engines Holding AG, MTU, or the MTU group) is among the world's leading manufacturers of engine modules and components, and is the world's leading independent provider of commercial engine MRO services.

The business activities of the MTU group range through the entire lifecycle of an engine program, i.e. from development, construction, testing and production of new commercial and military engines and spare parts, through to maintenance, repair and overhaul of commercial and military engines. MTU's activities focus on two segments: commercial and military engine business (OEM) and commercial maintenance business (MRO).

MTU's commercial and military engine business covers the development and production of modules, components and spare parts for engine programs, including final assembly. MTU's military engine business additionally includes maintenance services for these engines. The commercial maintenance business segment covers activities in the areas of maintenance and logistical support for commercial engines.

MTU Aero Engines Holding AG (parent company) with its headquarters at Dachauer Str. 665, 80995 Munich, Germany, is registered under HRB 157 206 in the commercial registry at the district court of Munich.

The consolidated financial statements were approved for publication by the Board of Management of MTU Aero Engines Holding AG on February 25, 2008.

### 1.1. Basic accounting principles

MTU's consolidated financial statements have been drawn up in accordance with International Financial Reporting Standards (IFRS), such as these apply in the European Union (EU), and the supplementary requirements of Section 315a (1) of the German Commercial Code (HGB). All IFRSs issued by the International Accounting Standards Board (IASB) which were effective at the time these consolidated financial statements were drawn up and were applied by MTU have been endorsed by the European Commission for use in the EU. MTU's consolidated financial statements thus also comply with the IFRSs issued by the IASB. The term IFRS used in this document thus refers to both sets of standards.

The consolidated financial statements and group management report as at December 31, 2007 have been compiled in accordance with Section 315a (1) of the German Commercial Code (HGB) and published in the electronic version of the Federal Gazette (Bundesanzeiger).

The financial year is identical with the calendar year. Comparative data for the two preceding years are shown for significant items in the consolidated financial statements.

In the presentation of the balance sheet, a distinction is made between non-current and current assets and liabilities. A more detailed presentation of certain of these items in terms of their timing is provided in the notes to the consolidated financial statements. The income statement is laid out according to the cost-of-sales accounting format, in which revenues are balanced against the expenses incurred in order to generate these revenues, and the expenses are recorded in the appropriate line items by function: production, development, selling and general administration. The consolidated financial statements have been drawn up in euros. All amounts are stated in millions of euros (€ million), unless otherwise specified.

The financial statements prepared by MTU Aero Engines Holding AG and its subsidiaries are included in the group financial statements. Uniform methods of recognition and measurement are applied throughout the group.

**Accounting standards and interpretations, and amended accounting standards and interpretations, applied for the first time in 2007**

The statements for the financial year 2007 were based on International Financial Reporting Standards (IFRSs) and recommendations of the International Financial Reporting Interpretations Committee (IFRIC) that are effective for annual periods beginning on or after January 1, 2007.

The following standards and interpretations – insofar as they are relevant to MTU's business activities – were applied for the first time in the financial year 2007:

- IFRS 7 (Financial Instruments: Disclosures)
- IAS 1 (amendment to IAS 1 Presentation of Financial Statements)
- IFRIC 7 (Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies)
- IFRIC 8 (Scope of IFRS 2)
- IFRIC 9 (Reassessment of Embedded Derivatives)
- IFRIC 10 (Interim Financial Reporting and Impairment)

These standards and interpretations have been applied in compliance with the respective effective dates and recommendations for early adoption. Unless another form of presentation is explicitly required by individual standards or interpretations, their application is retrospective, i.e. the statements are presented as if the new accounting and measurement methods had always been applied in this way. Amounts stated in respect of previous periods are adjusted accordingly.

The application of the following standards and interpretations had an impact on MTU's consolidated financial statements in respect of the relevant periods as described below:

- IFRS 7 (Financial Instruments: Disclosures)
  IFRS 7 specifies the disclosure requirements for financial instruments as applicable to both industrial enterprises and banks and similar financial institutions. IFRS 7 supersedes IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and the disclosure requirements of IAS 32 "Financial Instruments: Presentation and Disclosure". Application of these new requirements has led to a considerable expansion of the disclosures relating to financial instruments in the notes to our consolidated financial statements. These additional disclosures can be found in Note 5.9.

- IAS 1 (amendment to IAS 1 Presentation of Financial Statements)
  The International Accounting Standards Board (IASB) issued concurrent amendments to IAS 1 in conjunction with the issue of IFRS 7 "Financial Instruments: Disclosures". One of the new requirements relates to the disclosure of information permitting users of financial statements to assess the objectives, policies and processes employed for managing capital. These new disclosures can be found in Note 16.2.

- IFRIC 7 (Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies)
  This interpretation sets guidelines for the application of the requirements of IAS 29 in a reporting period in which a company identifies the existence of hyperinflation in the economy of its functional currency, where this country was not classed as a hyperinflationary economy in the preceding reporting period, necessitating a restatement of the company's financial statements in accordance with IAS 29. This interpretation did not have any impact on the MTU consolidated financial statements.

- IFRIC 8 (Scope of IFRS 2)
  This interpretation deals with the issue of whether transactions in which a company is unable to specifically identify some or all of the included goods or services fall within the scope of IRFS 2. This interpretation did not have any impact on the MTU consolidated financial statements.

- IFRIC 9 (Reassessment of Embedded Derivatives)
  IAS 39 requires an entity, when it first becomes a party to a hybrid contract, to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives. This interpretation deals with the following issues:
  a) Is such an assessment to be made only when the entity first becomes a party to the hybrid contract, or is it to be reconsidered throughout the life of the contract?
  b) Is a first-time adopter required to make its assessment on the basis of the conditions that existed when the entity first became a party to the contract, or on those prevailing when the entity adopted IFRSs for the first time?
  The first-time application of this interpretation did not have any impact on the MTU consolidated financial statements.

- IFRIC 10 (Interim Financial Reporting and Impairment)
  IFRIC 10 addresses the interaction between the requirements of IAS 34 Interim Financial Reporting and the requirements relating to the recognition of impairment losses on goodwill (in IAS 36) and on certain financial assets (in IAS 39). IFRIC 10 concludes that an impairment loss recognized in an interim period and for which IAS 36 or IAS 39 prohibits reversal may not be reversed in a subsequent interim, annual or consolidated financial statement. IFRIC 10 states explicitly that the interpretation shall not be extended by analogy to other similar contexts. The first-time application of this interpretation did not have any impact on the MTU consolidated financial statements.

**Issued but not yet effective standards, interpretations and amendments/revisions**

The following IASB accounting standards, which have been issued but were not yet effective for the financial year 2007, have not been applied in advance of their effective date:

- **IFRS 8 (Operating Segments)**

  IFRS 8 was issued by the IASB in November 2006. This standard replaces IAS 14 and, in particular, prescribes the application of a "management approach" when reporting on the business performance of segments. An operating segment is a component of an entity whose operating results are reviewed regularly by a chief decision-maker to serve as a basis for decisions concerning the allocation of resources to the segment, and for which discrete financial information is available. Certain additional disclosures are required in the notes. The standard is effective for annual periods beginning on or after January 1, 2009. Earlier application is permitted. MTU is currently examining the possible implications of these changes.

- **IFRIC 11 (IFRS 2 Group and Treasury Share Transactions)**

  This interpretation addresses two issues. The first concerns the question of whether certain transactions should be accounted for as settled by means of equity instruments or as cash-settled share-based payments, under the requirements of IFRS 2. The second issue concerns share-based payment transactions involving two or more entities of the same group. This interpretation is effective for annual periods beginning on or after March 1, 2007.

- **IFRIC 12 (Service Concession Arrangements)**

  Service concession arrangements are arrangements in which a government or other public-sector body concludes contracts for the supply of public services, such as the construction of roads, airports or hospitals, with private operators. The public sector retains the rights to the constructed asset, while the operator has a contractual obligation to construct, operate, or maintain this asset. IFRIC 12 distinguishes between two types of service concession arrangements. In the first case, the operator receives a contractual right to receive cash or another financial asset from the government in return for supplying the public service. In this case, the service concession arrangement is accounted for as a financial asset. In the second case, the operator is granted the right to charge for use of the public service. In this case, it is accounted for as an intangible asset.

  If the operator has both types of contractual right – to receive cash or another financial asset, and to charge for use of the public service – then a financial asset is recognized for the amount of the contractual right to receive cash or another financial asset, and an intangible asset is recognized for the expected usage charge payments. This interpretation is effective for annual periods beginning on or after January 1, 2008.

- **IFRIC 13 (Customer Loyalty Programs)**

  This interpretation provides guidance on the accounting treatment of customer loyalty programs. These marketing tools are designed to promote the customer's loyalty to the company by awarding points or other forms of bonus to customers who purchase goods or services, which can be redeemed for free or discounted goods or services. Until now there were no specific IFRS requirements concerning the accounting treatment of customer loyalty programs, with the result that in practice such programs were accounted for in divergent ways. The consequent objective of IFRIC 13 was to provide uniform rules for the accounting treatment of customer loyalty programs. IFRIC 13 now requires that customer loyalty programs be accounted for in accordance with IAS 18.13, in other words as multi-component transactions. This interpretation is effective for annual periods beginning on or after January 1, 2008.

- **IFRIC 14 (IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction)**

  IFRIC 14 provides general guidelines prescribing how and to what extent a surplus arising from the measurement of pension provisions according to IAS 19 should be recognized as an asset. IFRIC 14 furthermore addresses ways in which the accounting treatment of pension provisions (or a potential asset arising from a defined benefit plan) can be influenced by statutory or contractual minimum funding requirements. By issuing the interpretation IFRIC 14, the IFRIC aims to harmonize existing accounting practices and ensure that companies apply uniform rules when accounting for assets arising from the measurement of pension benefits. This interpretation is effective for annual periods beginning on or after January 1, 2008.

- IAS 23 (revisions to IAS 23 Borrowing Costs)
  The main change in this standard is the removal of the option that permitted borrowing costs directly attributable to the acquisition, construction or production of a qualified asset to be immediately recognized as an expense. Entities are now required to capitalize borrowing costs that form part of the cost of the qualified asset. In this context, a qualified asset is defined as an asset that takes a substantial period of time to get ready for sale or its intended use. The revised standard does not require the borrowing costs to be capitalized for assets measured at fair value, or for inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale. The revised version of IAS 23 applies to borrowing costs relating to qualified assets for which the commencement date for capitalization is on or after January 1, 2009.

- IAS 1 (revisions to IAS 1 Presentation of Financial Statements)
  The revised IAS 1 Presentation of Financial Statements was issued by the IASB on September 6, 2007. The publication of the revised IAS 1 marks the completion of the first phase of the IASB's joint project with the U.S. Financial Accounting Standards Board (FASB) to review and harmonize the presentation of financial statements, with the aim of narrowing down the differences between IFRS and US-GAAP requirements. One of the changes introduced by the revised IAS 1 is the introduction of a so-called "statement of comprehensive income" to replace or supplement the income statement in IFRS financial statements. The aim of this statement, which recognizes income and expenses directly in equity, is to enable readers to distinguish between changes in the company's equity resulting from transactions with owners and non-owner changes. Companies are given the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with subtotals or in two separate statements (an income statement and a separate statement of 'other comprehensive income'). Other changes introduced by the revised IAS 1 include the renaming of certain constituent parts of the financial statements. The balance sheet will become a "statement of financial position" and the cash flow statement will become a "statement of cash flows". The revised standard is effective for annual periods beginning on or after January 1, 2009. Earlier application is permitted.

- IFRS 3 and IAS 27
  On January 10, 2008, the IASB issued a revised IFRS 3 Business Combinations and related revisions to IAS 27 Consolidated and Separate Financial Statements, thus concluding the second phase of its joint project with the U.S. Financial Accounting Standards Board (FASB) concerning business combinations. The FASB had published its own equivalent standards to IFRS 3 and IAS 27, namely SFAS 141(R) and SFAS 160, in December 2007. The now effective IFRS 3 and IAS 27 contain numerous further amendments in addition to the proposals contained in the exposure drafts published in the summer of 2005, based on the numerous comments received on this subject by correspondence and in meetings. The changes with respect to the earlier versions of IFRS 3 and IAS 27 relate to the following aspects:
  - Cost of an acquisition (only costs of issuing equity instruments or debt instruments may be recognized; all other costs associated with the acquisition must be expensed)
  - Measurement of contingent consideration (remeasurement does not affect goodwill)
  - Full goodwill method (optional)
  - Step acquisitions (remeasured value of existing investment is recognized in the income statement on the date that control is obtained; goodwill is calculated as the value of the remeasured existing investment plus the acquisition price of the new investment minus net assets of the acquired entity)
  - Partial disposal of an investment in a subsidiary without loss of control (accounted for as an equity transaction)
  - Extension of the scope of IFRS 3.

  The objective of the joint project between the IASB and FASB was to maximize the convergence between IFRS and US-GAAP. Nevertheless, it was not possible to eliminate all differences. Differences between the two sets of standards still exist in respect of the definition of control, the measurement of non-controlling interests (where the US-GAAP still requires, rather than permits, the use of the full goodwill method), and the extent of note disclosures. The revised IFRS 3 and IAS 27 are effective for annual periods beginning on or after July 1, 2009. They must be applied on a prospective basis. Earlier application is permitted, in which case the changes to both standards must be applied concurrently.

- IFRS 2
  The International Accounting Standards Board (IASB) has issued amendments to IFRS 2 Share-based Payment. It clarified that the term 'vesting conditions' was to be exclusively regarded in terms of service conditions and performance conditions. It also specified that all cancellations should receive the same accounting treatment,

irrespective of whether the share-based payment plan was terminated by the company or by a third party. Until now, IFRS 2.28 was explicitly limited to early cancellation by the company. Elements added to the implementation guidance include:

- Decision tree to determine the presence of vesting conditions
- Illustrative examples of the accounting treatment for non-vesting conditions
- Overview of conditions

The revised standard is effective for annual periods beginning on or after January 1, 2009. Earlier application is recommended.

- IAS 32

An amended version of IAS 32 Financial Instruments: Presentation was issued by the International Accounting Standards Board on February 14, 2008. This standard is of central importance to drawing a distinction between equity capital and debt capital. By issuing this amendment, the IASB has responded to the objection of companies in Germany, among others, that the share capital of legal entities and partnerships ought to be classified as a liability in view of shareholders' rights to withdraw this capital.

The amended version of the standard allows puttable financial instruments to be classified as equity under certain defined conditions. These defined conditions have been substantially modified since the original exposure draft was published by the IASB in the summer of 2006, as a result of extensive consultation with the German Accounting Standards Committee DRSC. The amended standard will allow German legal entities and partnerships, as a general rule, to classify their share capital as equity capital in IFRS financial statements.

The revised standard is effective from January 1, 2009. Voluntary early application is accepted.

MTU is currently examining the implications of the new standards and interpretations with respect to its financial reporting. According to the present, provisional assessments, they will not or not substantially affect the group's net assets, financial situation or operating results.

## 1.2. Changes under corporate law

### 1.2.1. Creation of new companies

MTU Aero Engines Finance B.V., Amsterdam, Netherlands, was created with effect from January 19, 2007 with a share capital of € 18,000. The share capital has been fully paid in. The object of the company is to provide operations support in respect of financing issues of all types, both to group companies and to third parties. The company is wholly owned by MTU Aero Engines Holding AG, Munich, and is included in the consolidated financial statements for the first time in 2007.

MTU Aero Engines Polska Sp. z o.o., Rzeszów, Poland, was created by MTU Aero Engines GmbH, Munich with effect from July 20, 2007. Its share capital at December 31, 2007 amounted to 20,050,000 złoty (€ 5.3 million at the time of deposit), which has been paid up in full.

### 1.2.2. Mergers

On the basis of a merger agreement dated April 18, 2007, MTU Aero Engines Beteiligungs- und Verwaltungs GmbH, registered in section B of the commercial register held by the district court of Munich under registration number 151838, was merged into its sole shareholder MTU Aero Engines GmbH. The merger took the form of an absorption merger in which the entire assets and liabilities of MTU Aero Engines Beteiligungs- und Verwaltungs GmbH were transferred without liquidation to MTU Aero Engines GmbH. The merger took effect on April 27, 2007, the date on which the corresponding amendment was made to the entry in the commercial register for MTU Aero Engines GmbH.

On the basis of a notarized agreement dated June 21, 2007, MTU Aero Engines Investment GmbH, Munich (the acquired company), merged with MTU Aero Engines Holding AG, Munich (the acquiring company), whereby the entire assets and liabilities of the acquired company were transferred to the acquiring company without liquidation (absorption merger). The closing balance sheet of the acquired company at December 31, 2006 formed the basis of the merger transaction. The merger was transacted internally with an effective date of January 1, 2007 for the purpose of the law of obligations and taxation (acquisition date). Entry into the commercial register at MTU Aero Engines Holding AG was made on July 13, 2007.

### 1.2.3. Invocation of Section 264 (3) of the German Commercial Code (HGB)

MTU Aero Engines GmbH, Munich, which is a consolidated affiliated company of MTU Aero Engines Holding AG, Munich, and for which the consolidated financial statements of MTU Aero Engines Holding AG, Munich constitute the exempting consolidated financial statements, has invoked the provision of Section 264 (3) of the German Commercial Code (HGB) exempting the company from the obligation to prepare a management report.

### 1.3. Shareholder structure

The following table presents the evolution of the shareholder structure and the corresponding equity participations.

Shareholder structure

| | Dec. 31, 2007 | | Dec. 31, 2006 | | Dec. 31, 2005 | |
|---|---|---|---|---|---|---|
| Name of shareholder | Shares | in % | Shares | in % | Shares | in % |
| Free float of stock | 50,729,590 | 92.24 | 53,349,117 | 97.00 | 35,650,000 | 64.82 |
| Treasury shares | 4,270,410 | 7.76 | 1,650,883 | 3.00 | | |
| Blade Lux Holding Two S.a.r.l.[1] | | | | | 16,092,080 | 29.26 |
| Blade Management Beteiligungs GmbH & Co. KG | | | | | 3,257,920 | 5.92 |
| Total | 55,000,000 | 100.00 | 55,000,000 | 100.00 | 55,000,000 | 100.00 |

[1] Incorporated under the laws of Luxembourg. Shareholder is Blade Lux Holding One S.a.r.l., Luxembourg, whose shares are held by KKR European Fund, Limited Partnership (75 %), KKR Millenium Fund, Limited Partnership (24.04 %), and KKR Partners, Limited Partnership (0.96 %).

### 1.4. Changes in the reporting of the consolidated financial statements

- To further improve the information value of group financial data, the figures for the two previous annual periods, insofar as past figures are available, are presented alongside those for the period under review.
- Starting in the financial year 2007, the disclosures relating to Supervisory Board compensation pursuant to Section 315a (1) in conjunction with Section 314 (1) no. 6 of the German Commercial Code (HGB) are individually presented in the management compensation report.
- For even greater clarity – particularly in view of the application of IFRS 7 for the financial year 2007 – starting in the financial year 2007, the financial result comprises separate line items for net interest expense, profit/loss of companies accounted for using the equity method, and financial result on other items.
- The presentation of the financial result on other items covers the share of profit/loss of associated companies and other investments, the effects of changes in foreign exchange rates, and fair value gains/losses on derivatives. Also included in the financial result on other items are compounded and discounted interest on contract production receivables, provisions, liabilities and advance payments from customers.
- In the consolidated cash flow statement, interest income and expense, income tax expense/refunds, and income tax received/paid are each stated as separate line items as constituents of cash generated from operations. Interest paid and interest received are stated below the subtotal, forming the transition between cash generated from operations and cash flow from operating activities.
- To the extent that current accounts receivable from related companies relate mainly to trade receivables, then these accounts receivable have been removed from 'other assets' and transferred to the new item 'trade and contract production receivables' and presented on a separate line under the heading 'trade receivables'.
- To better reflect their economic value, contract production receivables are stated together with the allocatable advance payments from the relevant associated company. A positive surplus attributable to defined program production contracts is disclosed under assets, while a negative surplus is disclosed under liabilities.
- In the breakdown of the financial result, derivative financial instruments have been moved from 'other liabilities' to 'financial liabilities' (line item 'derivative financial liabilities').
- The item 'trade payables', in addition to trade payables to third parties, now additionally contains trade payables to related companies, which were previously disclosed under 'other liabilities'.
- In the financial year 2007, MTU's pension obligations were for the first time offset against the plan assets (measured at fair value) of MTU München Unterstützungskasse GmbH. MTU München Unterstützungskasse GmbH meets the conditions for the existence of plan assets and is not included in the consolidated financial statements (see Note 28.).

## 2. Group reporting entity

### 2.1. Change in composition of group reporting entity

For information on newly created companies and mergers, please refer to the explanatory Notes 1.2.1. and 1.2.2. respectively.

### 2.2. Subsidiaries

The consolidated financial statements of MTU Aero Engines Holding AG include all significant companies in which MTU Aero Engines Holding AG holds a controlling interest by virtue of holding the majority of voting rights in those subsidiaries. Entities are consolidated as from the date on which control arises and are deconsolidated when control comes to an end.

### 2.3. Associated companies

Associated companies are companies in which MTU has a significant influence and which are neither subsidiaries nor joint ventures. Entities corresponding to this definition over whose financial and operating policies MTU directly or indirectly has significant influence are accounted for using the equity method or – if non-significant – at cost. Significant influence is assumed to exist if MTU Aero Engines Holding AG, directly or indirectly, owns 20 % or more of the voting stock of an entity.

### 2.4. Joint ventures

Joint ventures are companies over which MTU exercises joint control together with another entity. Holdings in joint ventures with a significant impact on the group financial statements are either consolidated proportionately or accounted for using the equity method in these statements.

### 2.5. Non-significant investments

Five associated companies, three joint ventures and one other entity are neither accounted for using the equity method nor consolidated proportionately. Their overall impact on the group's net assets, financial situation or operating results is not material. These equity investments are accounted for at cost in the consolidated financial statements.

## 2.6. Consolidated and non-consolidated companies

Consolidated and non-consolidated companies

| | Consolidation method[1] | Shareholding in % |
|---|---|---|
| **Investments in subsidiaries** | | |
| MTU Aero Engines Finance B.V., Amsterdam, Netherlands | full | 100.00 |
| MTU Aero Engines GmbH, Munich | full | 100.00 |
| MTU Maintenance Hannover GmbH, Langenhagen | full | 100.00 |
| MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde | full | 100.00 |
| MTU Aero Engines North America Inc., Newington, USA | full | 100.00 |
| MTU Maintenance Canada Ltd., Richmond, Canada | full | 100.00 |
| Vericor Power Systems L.L.C., Atlanta, USA | full | 100.00 |
| RSZ Beteiligungs- und Verwaltungs GmbH, Munich | full | 100.00 |
| MTU Aero Engines Polska Sp. z o.o., Rzeszów, Poland | at cost | 100.00 |
| MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich | at cost | 100.00 |
| MTU München Unterstützungskasse GmbH, Munich | at cost | 100.00 |
| **Investments in associated companies** | | |
| Turbo Union Ltd., Bristol, England | at cost | 39.98 |
| EUROJET Turbo GmbH, Hallbergmoos | at cost | 33.00 |
| EPI Europrop International GmbH, Munich | at cost | 28.00 |
| MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos | at cost | 33.33 |
| MTU Turbomeca Rolls-Royce ITP GmbH, Hallbergmoos | at cost | 25.00 |
| **Equity investments in joint ventures** | | |
| MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China | proportionate | 50.00 |
| Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde | at equity | 50.00 |
| Ceramic Coating Center S.A.S., Paris, France | at cost | 50.00 |
| Airfoil Services Sdn. Bhd., Kota Damansara, Malaysia | at cost | 50.00 |
| Pratt & Whitney Canada CSC (Africa) (PTY), Ltd., Lanseria, South Africa[2] | at cost | 50.00 |
| **Other equity investments** | | |
| IAE International Aero Engines AG, Zurich, Switzerland | at cost | 12.10 |

[1] full = fully consolidated
at cost = stated at fair value, which corresponds to acquisition cost
at equity = carrying amount of investment increased or reduced to reflect changes in equity of group's percentage interest
proportionate = full consolidation of the group's interest
[2] indirect investment

3. Consolidation principles

All business combinations are accounted for using the acquisition method as defined in IFRS 3. Under the acquisition method, the acquired identifiable assets, liabilities, and contingent liabilities are measured initially by the acquirer at their fair values at the acquisition date and recognized separately. The excess of the cost of the business combination over the group's share of the net fair values of the acquiree's identifiable assets, liabilities and contingent liabilities is recognized as goodwill. In accordance with IAS 36 (revised 2004), goodwill is tested for impairment at least annually, or at shorter intervals if there is an indication that the asset might be impaired. If the group's interest in the net fair value of the acquired identifiable net assets exceeds the cost of the business combination, that excess (negative goodwill) is immediately recognized in the income statement – after remeasurement as required by IFRS 3.56.

The effects of intragroup transactions are eliminated. Accounts receivable and accounts payable as well as expenses and income between the consolidated companies are netted. Internal sales are recorded on the basis of market prices and intragroup profits and losses are eliminated.

In accordance with IAS 12, deferred taxes are recognized on timing differences arising from the elimination of intragroup profits and losses.

Investments in associated companies and in joint ventures are accounted for using the equity method from the date of acquisition and are recognized initially at cost. Any difference arising at the acquisition date between the cost and fair values of the identified assets, liabilities and contingent liabilities is recognized as goodwill. MTU Aero Engines Holding AG's share of an investee's profits or losses is recorded in the income statement.

Program coordination and management companies are associated companies. With regard to the special accounting treatment of these investments, please refer to Note 5.7.2.

All other equity participations (non-consolidated subsidiaries and other equity investments) are measured at their fair value. If the fair value cannot be reliably determined, these investments are stated at cost (see explanatory comments in Notes 5.7.1., 5.7.3. and 5.7.4.).

4. Currency translation

Transactions in foreign currencies are translated to the functional currency using the exchange rate prevailing on the date of the transaction. At the balance sheet date, monetary items are translated using the exchange rate prevailing at that date, whereas non-monetary items are translated using the exchange rate prevailing on the transaction date. Translation differences are recognized in the income statement.

The assets and liabilities of group companies whose functional currency is not the euro are translated from the corresponding local currency to the euro using the closing exchange rate at the balance sheet date. In the income statements of foreign group companies whose functional currency is not the euro, income and expense items are translated each month using the exchange rate applicable at the end of the month; from these can be derived the average exchange rate for the year. The translation differences arising in this way are recognized in equity and do not have any impact on the net profit/loss for the year.

The movements in the exchange rates for the principal currencies were as follows:

Currency

| | Rate on balance sheet date | | | Average rate | | |
|---|---|---|---|---|---|---|
| | Dec. 31, 2007<br>1 € = | Dec. 31, 2006<br>1 € = | Dec. 31, 2005<br>1 € = | 2007<br>1 € = | 2006<br>1 € = | 2005<br>1 € = |
| United States (USD) | 1.4721 | 1.3170 | 1.1797 | 1.3702 | 1.2556 | 1.2441 |
| Canada (CAD) | 1.4449 | 1.5281 | 1.3725 | 1.4680 | 1.4237 | 1.5087 |
| China (CNY) | 10.7524 | 10.2812 | 9.5181 | 10.4163 | 10.0076 | 10.1542 |
| Great Britain (GBP) | 0.7334 | 0.6715 | 0.6853 | 0.6842 | 0.6817 | 0.6838 |
| Malaysia (MYR) | 4.8682 | 4.6506 | 4.4589 | 4.7079 | 4.6052 | 4.7121 |

### 5. Accounting policies

The financial statements of MTU Aero Engines Holding AG and of its German and foreign subsidiaries are drawn up using uniform accounting policies in accordance with IAS 27.

#### 5.1. Revenues

**Revenues** from the sale of goods are recognized when goods are delivered to the customer and accepted by the latter, in other words when the significant risks and rewards of ownership of the goods have been transferred by the seller. Further recognition criteria are the probability that economic benefits associated with the transaction will flow to the seller and the revenues and costs can be measured reliably. The company's customers are trading partners from risk- and revenue-sharing programs, original equipment manufacturers (OEMs), cooperation entities, public-sector contractors, airlines and other third parties.

Revenues from contractual maintenance (time and material, Fly-by-Hour, Power-by-the-Hour contracts) in the commercial MRO business are recognized when the maintenance service has been performed and the criteria for recognizing revenues on overhauled engines have been met. In the case of long-term commercial maintenance agreements and military development and production contracts, revenues are recognized by reference to the percentage of completion in accordance with IAS 11 and IAS 18. If the outcome of a contract cannot be estimated reliably, the zero-profit method is applied, whereby revenues are only recognized to the extent that contract costs have been incurred and it is probable that those costs will be recovered. Contracts are recognized in the balance sheet under 'contract production receivables' (Note 22.).

Revenues are reported net of trade discounts and concessions and customer loyalty awards.

The group's forward currency contracts satisfy the conditions for applying hedge accounting (cash flow hedges). The instruments used to hedge cash flows are measured at their fair value, with gains and losses recognized initially in equity (accumulated other equity). They are subsequently recorded as revenues when the hedged item is recognized.

#### 5.2. Cost of sales

**Cost of sales** comprises the production-related manufacturing cost of products sold, development services paid, and the cost of products purchased for resale. In addition to the direct material cost and production costs, it also comprises indirectly attributable overheads, including depreciation of the production installations, production-related other intangible assets, write-downs on inventories and an appropriate proportion of production-related administrative overheads. Cost of sales also includes expenses charged by OEMs for marketing new engines in conjunction with risk- and revenue-sharing programs.

#### 5.3. Research and development expenses

Expenditure in connection with **research activities** (research costs) is charged to expense in the period in which it is incurred.

In the case of development costs, a distinction is drawn between purchased ("externally acquired") development assets and self-created ("internally generated") development assets. Project costs attributable to externally acquired development assets are generally allocated to contract production receivables on the basis of percentage of completion. Any surplus expense or income remaining after the end of a development project is amortized proportionately over the subsequent production phase.

**Internally** generated development costs are capitalized at the construction cost to the extent that they can be attributed directly to the product and on condition that the product's technical and commercial feasibility have been established. There must also be reasonable probability that the development activity will generate future economic benefits. The capitalized development costs comprise all costs directly attributable to the development process, including development-related overheads. Government grants are deducted from the capitalized development costs. Capitalized development costs are amortized on a scheduled basis over the expected product life cycle from the start of production onwards.

If the criteria for capitalization are not or not yet met, both development costs and government grants are recognized in the income statement.

The development costs for engine programs that had reached the production and spare-parts phase at the date of January 1, 2004, when the company was acquired by Kohlberg Kravis Roberts & Co. (KKR) from the then Daimler-Chrysler AG, were allocated to the individual engine programs and recognized at their fair value as part of the identification of assets and the subsequent purchase price allocation. The development costs comprise all costs directly attributable to the development process and an appropriate proportion of development-related overheads. Borrowing costs are not capitalized. Program assets are amortized on a scheduled basis over the expected product life cycle (maximum of 30 years).

### 5.4. Intangible assets

Externally acquired and internally generated **intangible assets** are recognized in accordance with IAS 38 if it is probable that a future economic benefit attributable to the asset will flow to the entity and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are carried at cost and amortized on a straight-line basis over their useful lives.

With the exception of goodwill, technology assets, customer relations and capitalized program assets, intangible assets are generally amortized over a period of 3 years. Program assets are amortized over their useful lives of up to 30 years, technology assets over 10 years, and customer relations over periods of between 4 and 26 years.

In accordance with IFRS 3, goodwill with an **indefinite useful life** is subjected to an impairment test at least once a year. Consistent with the distinction made for segment reporting purposes, the commercial and military engine business (OEM) and the commercial MRO business are viewed as cash-generating units (CGUs). Goodwill was attributed to each of the two segments as of January 1, 2004. The present value of each CGU's future net cash flows is compared with the net carrying amount of its assets (including goodwill). If the present value is lower than the net carrying amount, an impairment loss is recognized initially on goodwill. If the amount estimated for an impairment loss is greater than the goodwill, the remaining difference is allocated pro rata to the remaining assets of the cash-generating unit.

A test is conducted at each balance sheet date to determine whether the reasons for **impairment losses** recognized in prior periods still exist. There is a requirement to reverse an impairment loss if the recoverable amount of the asset (other than goodwill) has increased. The recoverable amount is the higher amount of the present value less costs to sell and the expected value in use. The upper limit of the impairment loss reversal is determined by the acquisition cost less the accumulated scheduled depreciation that would have been recorded if no impairment loss had been recognized. The reversal of an impairment loss is recorded in the appropriate income statement line items by function. By contrast, an impairment loss recognized on goodwill is not reversed in a subsequent period. No reasons for recognition of impairment loss existed in the financial year 2007.

### 5.5. Public sector grants and assistance

**Public sector grants** and assistance are recognized in accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance) only if there is reasonable assurance that the conditions attached to them will be complied with and that the grants will be received. Grants are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate. In the case of capital expenditure on fixed assets, the carrying amount of the asset is reduced by the amount of the public sector grant awarded for this purpose. The grants are then recognized as income using reduced depreciation/amortization amounts over the lifetime of the depreciable asset.

### 5.6. Property, plant and equipment

**Property, plant and equipment** are subject to wear and tear and are carried at their acquisition or construction cost less scheduled depreciation. Such assets are depreciated using the straight-line method in line with the pattern of usage. If there are any indications of impairment, property, plant and equipment is subjected to an **impairment test**. An impairment loss is recognized immediately in the income statement if the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is calculated as the higher of an asset's fair value less costs to sell and its value in use.

If the reason for recognizing an impairment loss in prior periods no longer exists, the impairment loss is reversed with income statement effect up to an amount not exceeding the asset's amortized cost. Low value assets (individually costing less than € 410) are expensed immediately in the year of acquisition.

Scheduled depreciation is based on the following useful lives:

Useful lives of assets (in years)

| | |
|---|---|
| Buildings | 25 – 50 |
| Lightweight structures | 10 |
| Property facilities | 10 – 20 |
| Technical equipment, plant and machinery | 5 – 10 |
| Operational and office equipment | 3 – 15 |

The depreciation of machines used in multi-shift operation is accelerated by using a higher shift coefficient to take account of additional usage.

The cost of items of self-constructed plant and equipment comprises all costs directly attributable to the production process and an appropriate proportion of production-related overheads, including depreciation and pro rata administrative and social security costs. Borrowing costs are not recognized as a component of acquisition or construction cost.

The beneficial ownership of leased assets is attributed to the contracting party in the lease arrangement that bears the substantial risks and rewards incidental to the ownership of that asset. If the lessor retains the substantial risks and rewards (operating lease), the leased asset is recognized in the lessor's income statement, and is measured according to the accounting requirements applicable to that asset. The lessee in an operating lease arrangement recognizes lease payments as an expense throughout the duration of the lease arrangement.

If the substantial risks and rewards incidental to the ownership of the leased asset are transferred to the lessee (finance lease), the leased asset is recognized in the lessee's balance sheet. The leased object is measured at its fair value at the date of acquisition, or at the present value of future minimum lease payments if lower, and depreciated over its estimated useful life, or the contract duration if shorter. The depreciation expense is recognized in the income statement. The lessee immediately recognizes a finance lease liability corresponding to the carrying amount of the leased asset. In subsequent periods, the effective interest rate method is employed to amortize the lease liability and reduce it by the repayment portion of lease installments. The lessor in a finance lease arrangement recognizes a receivable amount corresponding to the net investment value of the lease arrangement. Income from the lease is separated into reductions of the lease liability and financial income. The effective interest rate method is employed to reduce and amortize the lease liability. If a sale-and-leaseback transaction leads to a finance lease, the surplus obtained by deducting the carrying amount from the proceeds of the sale is expensed over the duration of the lease arrangement.

Impairment losses on intangible assets and on property, plant and equipment are calculated by comparing the carrying amount with the recoverable amount. If it is not possible to attribute separate future cash flows to discrete assets that have been generated independently of other assets, then an impairment test must be carried out on the basis of the cash-generating unit ultimately responsible for the asset. At each balance sheet date, the asset must be tested for indications of impairment. If impairment is indicated, the recoverable amount of the asset or of the cash-generating unit is remeasured. If the reasons for impairment losses recognized in a prior period no longer exist, the impairment on these assets is reversed.

The recoverable amount of a cash-generating unit is usually determined using a discounted cash flow (DCF) technique. This involves making forecasts of the cash flow that can be generated over the estimated useful life of the asset or cash-generating unit, applying a discount rate that takes into account the risks associated with the asset or cash-generating unit. The forecast cash flows reflect certain assumptions on the part of management which are validated by reference to external sources of information.

Available-for-sale financial assets are classified as such if their carrying amount can only be realized by sale and not through continued use. Assets corresponding to this description are measured at the lower of their carrying amount or their fair value less costs to sell, and are classified as available-for-sale financial assets. Such assets are not recognized at amortized cost. Impairment losses are not recognized for this category of asset unless their fair value less costs to sell is lower than the carrying amount.

If the fair value less costs to sell should increase in a later period, the previously recognized impairment loss is reversed. This reversal is limited to the amount of the impairment loss previously recognized for the asset in question. If measures or marketing activities in connection with non-current assets are introduced after the balance sheet date but before the financial statements are published, disclosures relating to the available-for-sale financial assets are included in the notes to the financial statements. The assets are not classified as available-for-sale in the consolidated financial statements for the financial year in question, and their scheduled depreciation/amortization is continued.

5.7. Investments

The group's share of profits or losses of joint venture companies accounted for using the equity method are allocated on a pro rata basis to profit/loss and the corresponding carrying amount of the investment. This profit/loss is reported in the financial result on a separate line item for 'profit/loss of companies accounted for using the equity method'.

5.7.1. Investments in non-consolidated subsidiaries

Investments in non-consolidated subsidiaries reported as non-current assets are measured at their fair value. If a quoted market price in an active market is not available and if a fair value cannot be reliably measured, investments in non-consolidated subsidiaries are carried at cost.

5.7.2. Investments in associated companies

Investments in associated companies that are not accounted for using the equity method in accordance with IAS 28 are measured at their fair value in accordance with IAS 39. If this value is not available, or if it cannot be reliably measured, investments in associated companies are carried at cost.

5.7.3. Equity investments in joint ventures

Equity investments in joint ventures that are not accounted for using the equity method are measured at their fair value or proportionately consolidated in accordance with IAS 39. They are carried at cost if a quoted market price in an active market cannot be reliably measured.

5.7.4. Other equity investments

Other equity investments are measured at fair value in accordance with IAS 39. If a quoted market price in an active market is not available and if a fair value cannot be reliably measured, the investments are carried at cost.

5.7.5. Non-current loans receivable

Non-current loans receivable are carried at amortized cost based on their classification as "financial assets".

### 5.8. Inventories

Raw materials and supplies

**Raw materials** and supplies are measured at the lower of average acquisition cost and net realizable value. Trade discounts and concessions and customer loyalty awards are taken into account when determining acquisition costs. Advance payments for inventories are capitalized. Acquisition cost comprises all direct costs of purchasing and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price generated in the ordinary course of business less estimated costs necessary to make the sale (costs to complete and selling costs).

Work in progress

**Work in progress** is measured at the lower of manufacturing cost and net realizable value. Manufacturing cost comprises all costs directly attributable to the production process as well as an appropriate proportion of production-related overheads, including depreciation on production-related assets and production-related administrative costs.

Borrowing costs of inventories

Borrowing costs of inventories are not included in the cost of inventories.

Contract production

The group uses the percentage-of-completion (PoC) method to recognize all production contracts. If the outcome of a specific production contract can be estimated reliably, revenues and income are recognized in proportion to the percentage of completion. The percentage of completion is determined as the ratio of contract costs incurred to total contract costs (cost-to-cost method). If the outcome of a contract cannot be estimated reliably, the zero-profit method is applied, whereby revenues are only recognized to the extent that contract costs have been incurred, resulting in a balance of zero. If settlement has not yet been received for a production contract, the construction costs determined using the PoC method, taking profit sharing into account where relevant, are recognized as future contract receivables in the balance sheet and as revenues arising from production contracts in the income statement. These items are defined as the difference between the sum of contract costs incurred and measured up to the balance sheet date and recorded profits less losses incurred and partial settlements.

Production contracts are recognized together with trade receivables in the balance sheet under the item 'trade and contract production receivables'. Advance payments received from customers that do not exceed the amount of receivables are deducted from the receivables amount. If the advance payments received are higher than the contract production receivables, the production contracts are recognized under 'other liabilities'.

Projects with an assets surplus are not offset against other projects with a liabilities surplus. Long-term production contracts carried as assets or as liabilities are discounted at the appropriate market rate. In the case of projects carried as assets, the discounted revenues arising from long-term production contracts are recognized in the income statement under revenues. When the product is delivered, this interest component is derecognized via the financial result. If, on the other hand, the long-term production contract is financed by means of long-term advance payments received, the economic benefit arising from the present value received up to delivery of the engine is recognized under other liabilities. The accrued interest receivable is transferred to revenues at the delivery date of the engine.

### 5.9. Financial instruments

A **financial instrument** is a contract that simultaneously gives rise to a financial asset in one company and to a financial liability or equity instrument in another company. Financial assets include, in particular, cash and cash equivalents, trade receivables, loans and other receivables, financial investments held to maturity, and non-derivative and derivative financial assets held for trading. Financial liabilities often entitle the holder to return the instrument to the issuer in return for cash or another financial asset. These include, in particular, bonds and other debts evidenced by certificates, trade payables, liabilities to banks, finance lease liabilities, borrowers' note loans and derivative financial liabilities. Financial instruments are always recognized as soon as MTU becomes a party to the contractual provisions of the instrument. In the case of regular way purchases or sales (purchases or sales under contractual terms that provide for delivery of the asset within a certain period, which is normally determined by regulations or conventions in the respective market), however, the trade date – the date on which the asset is delivered to or by MTU – is of importance to the asset's initial recognition and derecognition. Financial assets and financial liabilities are not usually offset, unless offsetting would faithfully represent the economic effects of a business transaction, other event or condition.

Financial assets are measured and disclosed according to their classification in the categories defined by IAS 39. MTU makes a distinction between the following categories, depending on the purpose for which the specific financial asset is held: "financial assets at fair value through profit or loss", "held-to-maturity investments", "loans and receivables" and "available-for-sale financial assets". The assignment of an asset to a category, which moreover has implications for measurement subsequent to initial recognition, is performed at the time of acquisition and is primarily determined by the purpose for which the financial asset is held.

## 5.10. Financial assets

At initial recognition, financial assets are measured at their fair value. This includes transaction costs directly attributable to the acquisition in the case of assets not to be subsequently measured at fair value through profit or loss. As a rule, the fair value recognized in the balance sheet corresponds to the financial asset's quoted market price. The measurement of a financial asset subsequent to initial recognition depends on the category to which it was assigned at the time of acquisition. The accounting treatment of each category is described in greater detail below:

### Financial assets at fair value through profit or loss (FVtPL securities)

Financial assets held for trading are measured at fair value through profit or loss. This category primarily includes derivative financial instruments that do not form part of an effective hedging relationship as defined in IAS 39 and which hence are required to be classified as "held for trading". Any profit or loss resulting from remeasurement is recognized in the income statement. The measured value of FVtPL or trading securities at the balance sheet date may lie above the original acquisition costs. Changes in fair value are recognized in the income statement for the current reporting period. This also applies to interest and dividends paid on the asset.

### Held-to-maturity investments (HtM)

There are certain financial investments where it is both intended and can be reasonably expected on the basis of economic assessment that they will be held to maturity. This category of financial assets is measured at amortized cost using the effective interest method. To date, the group has not made any investments that can be classified as "held to maturity".

### Loans and receivables (LaR)

Financial assets classified as "loans and receivables" are measured at amortized cost less impairment, using the effective interest rate where appropriate. The impairment losses, which are recognized as specific allowances, are adequately matched to the expected credit risk. When actual credit losses are incurred, the corresponding receivables are written off. Financial assets that are individually assessed and for which impairment is potentially indicated are grouped with other financial assets with similar credit risk characteristics and collectively assessed for impairment. If deemed necessary, impairment loss is also recognized for the other assets (as a flat-rate general allowance).

When determining the expected future cash flows for a portfolio in this context, past experience with credit losses is taken into account along with the contractually agreed payment flow. Impairment loss on trade receivables is sometimes accounted for by means of valuation allowances. The decision whether to account for credit risk by means of an allowance account or by directly recording an impairment loss on receivables depends on the degree of certainty with which the risk situation can be assessed.

### Available-for-sale financial assets (AfS securities)

Other non-derivative financial assets are classified as "available for sale". These are always measured at fair value. Gains or losses resulting from the measurement of fair value are recognized directly in equity. This does not apply in the case of permanent or substantial impairment, or fair value changes in debt instruments due to foreign exchange gains or losses, which are recognized in the income statement. The cumulative gain or loss that was recognized in equity in connection with the measurement of fair value is not recognized as profit or loss in the income statement until the financial asset is derecognized. If it is not possible to reliably measure the fair value of an equity instrument that is not quoted in an active market, the investment is measured at acquisition cost (less impairment where appropriate).

### Designated financial assets at fair value through profit or loss

To date, MTU has not made any use of the option to designate financial assets at fair value through profit or loss at initial recognition.

### Impairment loss on financial assets

At each balance sheet date, the carrying amounts of financial assets that are not measured at fair value through profit or loss are assessed to determine whether there is any substantial objective evidence of impairment (such as significant financial difficulties on the part of the debtor, a high probability that insolvency proceedings will be brought against the debtor, the closure of an active market for the financial asset, significant negative changes in technological, economic, legal or market conditions affecting the issuer, a persistent decline in the fair value of the financial asset below its amortized cost). The amount of the impairment loss, which is indicated if its fair value is lower than its carrying amount, is recognized in the income statement. Any impairment losses relating to the fair value of available-for-sale financial assets previously recognized in equity are recycled from equity to the income statement to the amount of the assessed impairment loss.

If, in a subsequent period, there is objective evidence that the fair value has increased due to an event occurring after the impairment was originally recognized, the appropriate amount of the previously recognized impairment loss is reversed through profit and loss. Impairment losses affecting available-for-sale equity instruments (or equity instruments not quoted in an active market that are accounted for at cost) are not allowed to be reversed. When testing for impairment, the estimated fair value of held-to-maturity investments, and the fair value of loans and receivables measured at amortized cost, is approximated to the present value of future estimated cash flows discounted at the financial asset's original effective interest rate. The fair value of equity instruments measured at cost and not quoted in an active market is calculated on the basis of the future estimated cash flows discounted at the current rate consistent with the specific risks to which the investment is exposed.

### 5.11. Cash and cash equivalents

Cash and cash equivalents, which include current accounts and short-term bank deposits, are due within three months and are measured at amortized cost.

### 5.12. Financial liabilities

Financial liabilities are measured at their fair value at the time of acquisition, which is normally equivalent to the acquisition cost. Transaction costs directly attributable to the acquisition are included in the acquisition cost of all financial liabilities that are not measured at fair value subsequent to initial recognition. If a financial liability is interest-free or bears interest at below the market rate, it is recognized at an amount below the settlement price or nominal value. The difference between this value and the net loan proceeds is recognized as income. The financial liability initially recognized at fair value is amortized subsequent to initial recognition using the effective interest method.

To date, MTU has not made any use of the option allowing financial liabilities to be designated at fair value through profit or loss at initial recognition.

### Measurement of financial liabilities subsequent to initial recognition

Subsequent to initial recognition, all financial liabilities – with the exception of derivative financial instruments – are measured at amortized cost using the effective interest method ("financial liabilities measured at amortized cost; FLAC").

### 5.13. Derivative financial instruments

MTU uses derivative financial instruments as a hedge against currency, interest rate and price risks arising out of its operating activities and financing transactions.

At initial recognition, derivative financial instruments are measured at their fair value. The fair value is also of importance to subsequent measurement. The fair value of traded derivative financial instruments is equivalent to the market price, which can be positive or negative. If no quoted market price is available, the fair value must be calculated using recognized actuarial models.

When measuring derivative financial instruments, it must be determined whether or not a hedging relationship exists between the underlying transaction and the hedged item. Derivative financial instruments that do not form part of an effective hedging relationship as defined in IAS 39 must be classified as "held for trading" and are therefore recognized in the balance sheet at their fair value. If the fair value is negative, they are recognized under financial liabilities ("financial liabilities held for trading; FLHfT").

Hedge accounting (hedging relationships)

The fair value of derivative financial instruments is represented by the amount that MTU would receive or would have to pay at the balance sheet date when the financial instrument is terminated. It is calculated on the basis of the relevant exchange rates, interest rates and credit standing of the contractual partners at the balance sheet date. Changes in the fair value are recorded either as profit or loss in the income statement or directly in equity, depending on whether or not the derivative financial instrument forms part of an effective hedging relationship as defined in IAS 39. If a derivative financial instrument does not qualify for hedge accounting, changes in the fair value must be recognized in the income statement immediately. If, on the other hand, an effective hedging relationship as defined in IAS 39 does exist, the hedging relationship is accounted for as such.

MTU applies the requirements relating to hedging instruments in accordance with IAS 39 **(cash flow hedge accounting)** to hedge future payment cash flows. This reduces volatility in cash flows that could affect profit and loss. In doing so, MTU complies with the strict requirements of IAS 39 concerning hedge accounting. When a hedge is undertaken, the relationship between the financial instrument designated as the hedging instrument and the underlying transaction is documented, as are the risk management objective and strategy for undertaking the hedge. This includes assigning specific hedging instruments to the corresponding future transactions and assessing the effectiveness of the designated hedging instrument. Existing cash flow hedges are monitored for effectiveness on a regular basis.

Cash flow hedges are used to hedge the exposure of future cash flows arising from underlying transactions to fluctuations in foreign currency exchange rates. When a cash flow hedge is in place, the effective portion of the change in value of the hedging instrument is recognized directly in equity (as a hedge reserve under accumulated other equity), including deferred taxes, until such time as the outcome of the hedged transaction has been recorded.

The effective hedge is recycled to the income statement as soon as the hedged transaction affects profit or loss. The ineffective portion of the change in value of the hedging instrument is recognized immediately in the financial result. The portion of the change in fair value not covered by the underlying transaction is recognized immediately in the financial result. If, contrary to standard practice at MTU, an instrument does not qualify for hedge accounting, then the change in fair value of the hedging transaction is recognized in the income statement.

## 5.14. Deferred taxes

Deferred tax assets and liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amount in the balance sheet ("balance sheet liability method"), and for losses carried forward. Deferred tax assets are recognized to the extent of the probability that taxable income will be available against which the deductible temporary difference can be applied. Deferred tax assets and liabilities are measured on the basis of tax rates applicable on the date when the temporary differences are expected to reverse. Please see Note 14. for information on the impact of the German corporate tax reform and the associated decrease in the amount of deferred tax liabilities at the balance sheet date. Deferred tax assets and liabilities are measured on the basis of the tax rates in force or officially announced at the balance sheet date. Deferred tax assets and liabilities are offset, insofar as this meets the requirements of IAS 12.74.

## 5.15. Pension obligations

Pension provisions are accounted for using the projected unit credit method in accordance with IAS 19 (Employee Benefits). This method takes account not only of pension and other vested benefits known at the balance sheet date, but also of estimated future increases in pensions and salaries, applying a conservative assessment of the relevant parameters. Measurement is based on actuarial reports. Actuarial gains and losses are only recognized in profit or loss if they fall outside a range of 10 % (target corridor) of the defined benefit obligation. In this case, they are recognized over the average remaining working lives of the employees participating in the relevant plans. The expense attributable to unwinding the interest on pension obligations is included in the financial result. All other expenses attributable to pension obligations are recorded in the appropriate income statement line items by function.

### 5.16. Other provisions

**Other provisions** are recognized when there is a present obligation to a third party, it is probable that the provision will be utilized, and a reliable estimate can be made. For the purposes of measuring provisions involving services to be performed by the group (e.g. warranties and costs to complete), all cost components included in inventories are taken into account. Non-current provisions due in more than one year are measured on the basis of their settlement amount, discounted to the balance sheet date. Provisions for part-time early retirement working arrangements and long-service awards are measured on the basis of actuarial reports prepared in accordance with IAS 19.

### 5.17. Contingent liabilities and contingent assets

**Contingencies (contingent liabilities and assets)** are potential obligations or assets arising from past events whose existence depends on the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of MTU.

**Contingent** liabilities are also present obligations resulting from past events for which there is unlikely to be an outflow of economic resources, or where the amount of the obligation cannot be reliably estimated. Obligations arising from contingent liabilities assumed and identified in connection with an acquisition are recognized if it is possible to reliably measure their fair value. Subsequent to initial recognition, contingent liabilities are recognized at the higher of the two values: (a) the amount that would have been recognized as a provision, (b) the originally recognized amount amortized by the actual cash flows. If the provision option is used, the present value of the liability is compounded at the market rate.

**Contingent assets** are not recognized. Disclosure of contingent liabilities is provided in the notes to the consolidated financial statements if an outflow of economic benefits is not improbable. The same applies to contingent assets if an inflow is probable.

### 5.18. Share-based payment transactions

**Share options** (share-based payment transactions settled by the issuance of equity instruments) are measured at fair value at the grant date. The fair value of the obligation is recognized during the vesting period as a personnel expense and in equity. Exercise conditions that are not tied to market conditions are included in the assumptions concerning the number of options that are expected to be exercised. If there are modifications during the vesting period, the incremental amount of the fair value corresponding to the services received from the modification date to the date on which the modified equity instrument becomes exercisable is recognized in addition to the amount based on the fair value of the original equity instrument at the grant date, which is recognized throughout the remaining part of the original vesting period. The expenses are recognized over the vesting period. The fair value is obtained using the internationally recognized Black-Scholes pricing model.

### 5.19. Dividend payment and profit distribution

The claims of shareholders to **dividend payments and profit distribution** are recognized as a liability in the period in which the corresponding resolution is passed.

### 5.20. Judgements and key sources of estimation uncertainty

The presentation of the group's net assets, financial situation and operating results in the consolidated financial statements depends on the use of recognition and measurement methods and of assumptions and estimations. Actual amounts may deviate from those estimated. The uncertainties associated with the key estimations and corresponding assumptions and the choice of accounting policies, as detailed below, are crucial to an understanding of the underlying risks of financial reporting and the effects that these estimations, assumptions and uncertainties might have on the consolidated financial statements. Actual values may occasionally deviate from the assumed and estimated values. Adjustments may be made to carrying amounts at the time that better knowledge comes to light.

The measurement of property, plant and equipment and intangible assets involves the use of estimations to determine the fair value at the acquisition date. This particularly applies to assets acquired within the context of a business combination. Estimations are also employed to determine the expected useful life of assets. Judgements by management form the basis for determining the fair value of assets and liabilities and the useful life of assets.

In the process of determining the impairment loss on property, plant and equipment and intangible assets, estimations are made concerning such parameters as the source, timing and amount of the impairment loss. Many different factors can give rise to an impairment loss. Factors always considered are changes in the present competitive situation, expectations concerning the growth of aviation and the aircraft industry, increases in the cost of capital, changes in the future availability of financing funds, aging and obsolescence of technologies, the suspension of services, present replacement costs, purchase prices paid in comparable transactions, and other general changes providing evidence of impairment.

As a rule, recoverable amounts and fair values are determined using the discounted cash flow method, which includes reasonable assumptions derived from other market players (peer group). The identification of indications of impairment, the estimation of future cash flows and the determination of the fair value of an asset (or a group of assets) require a variety of judgements that management has to make with respect to the identification and verification of signs of impairment, anticipated cash flows, the appropriate discount rate, the relevant useful life, and residual values. In particular, the estimation of cash flows on which the fair values of new engine programs in both the commercial and military engine business are based depends on the assumption that it will be possible to raise funds on a continuous basis, but also that it will be necessary to make continuous investments in order to generate sustainable growth.

If the demand for engines is slower than expected, this could reduce earnings and cash flows and possibly lead to impairment loss expenses in connection with the write-down of these investments to their fair value. This could in turn have negative repercussions on operating results.

The determination of the recoverable amount of a cash-generating unit involves estimations on the part of management. The fair value less costs to sell is determined using the discounted cash flow method. One of the key sets of assumptions on which management bases its estimation of the fair value less costs to sell concern the cash flows of the cash-generating unit. These estimations, including the method used to obtain them, may have a significant impact on the determined fair value and ultimately on the amount of the impairment loss recognized on goodwill.

Management creates allowances for doubtful accounts in order to account for estimated losses arising from the insolvency of customers. Management bases its judgement of the appropriateness of allowances for doubtful accounts on the repayment structure of the balance of settlements and past experience with the writing-off of debts, the customer's credit standing, and changes in the conditions of payment. If the customer's financial situation should deteriorate, the extent of the write-offs that actually have to be made may exceed the expected volume.

Income taxes have to be estimated for each tax jurisdiction in which the group operates. The expected actual income taxes have to be calculated for each taxable subject, and temporary differences arising from the different treatment of certain balance sheet items in the IFRS consolidated financial statements and the tax statements need to be reviewed. All identified temporary differences lead to the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management judgements come into play in the calculation of actual taxes and deferred taxes. Deferred tax assets are recognized to the extent that it is probable that they will be utilized.

The utilization of deferred tax assets depends on the possibility of generating sufficient taxable income in a particular tax category and tax jurisdiction, taking into account where appropriate any statutory restrictions relating to the maximum periods over which losses may be carried forward. A variety of factors are used to assess the probability that it will be possible to utilize deferred tax assets, including past operating results, operating business plans, the period over which losses can be carried forward, and tax planning strategies. If the actual results deviate from these estimations, or if these estimations have to be adjusted in a future period, this may have detrimental effects on the group's net asset position, financial situation and operating results. If there is a change in the value assessment of deferred tax assets, the recognized deferred tax assets must be written down.

Pension obligations for employee benefits are not covered by any other plan assets classified and accounted for as defined benefit plans except for the plan assets of MTU München Unterstützungskasse GmbH. On the other hand, the expected plan assets of MTU München Unterstützungskasse GmbH are deducted from the pension obligations in the income statement. Expenses in connection with employees' retirement benefits are determined using actuarial methods based on assumptions concerning interest rates and life expectancy. Other key assumptions relating to the expense for retirement benefits are partially based on actuarial measurements which in turn are based on assumptions such as the interest rates used to calculate the amount of the group's pension obligations. If it should become necessary to modify the assumptions relating to interest rates, this could have a significant effect on the future amount of the expense from pension obligations.

The recognition and measurement of provisions and the level of contingent liabilities in connection with pending legal disputes or other pending claims arising from conciliation or arbitration proceedings, joint committee procedures, government law suits or other types of contingent liability (particularly those arising from risk- and revenue-sharing partnerships) involve substantial estimations on the part of MTU. For instance, the assessment of the probability that a pending case will be won or that an obligation will arise, or the quantification of the probable payment involved, all depend on an accurate evaluation of the prevailing situation. Provisions are accrued when there is a risk that losses may ensue from pending transactions, a loss is probable, and this loss can be reliably estimated. Due to the uncertainties attached to this assessment, the actual losses may deviate from those originally estimated, and hence from the amount of the provision. The calculation of provisions for taxes, environmental obligations and legal risks also involves considerable use of estimations. These estimations may change in the light of new information. In order to obtain new information, MTU mainly relies on the services of internal experts and external consultants such as actuaries and legal counsels. Changes to the estimations of threatened losses from pending transactions can have a significant effect on future operating results.

## 6. Cost of sales

Cost of sales

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cost of materials | -1,629.7 | -1,521.3 | -1,352.2 |
| Personnel expenses | -350.2 | -384.2 | -379.6 |
| Depreciation and amortization | -137.1 | -142.9 | -154.3 |
| Other cost of sales | -12.5 | -15.1 | -8.6 |
| | -2,129.5 | -2,063.5 | -1,894.7 |

Cost of sales includes impairment losses of € 14.7 million (2006: € 6.3 million). The table below classifies these impairment losses according to segments and asset groups:

Classification of impairment loss

| | 2007 | | | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| in € million | OEM | MRO | Total | OEM | MRO | Total | OEM | MRO | Total |
| The following segments and asset groups have been affected by impairment loss: | | | | | | | | | |
| **Intangible assets** | | | | | | | | | |
| – MTU Maintenance Canada Ltd. | | | | | 0.1 | 0.1 | | 0.5 | 0.5 |
| – TP400-D6 engine program | | | | 2.4 | | 2.4 | | | |
| – CF34 license | | 14.7 | 14.7 | | | | | | |
| | | 14.7 | 14.7 | 2.4 | 0.1 | 2.5 | | 0.5 | 0.5 |
| **Property, plant and equipment** | | | | | | | | | |
| – MTU Maintenance Canada Ltd. | | | | | 0.5 | 0.5 | | 1.9 | 1.9 |
| – MTU Aero Engines North America Inc. | | | | 3.3 | | 3.3 | | | |
| | | | | 3.3 | 0.5 | 3.8 | | 1.9 | 1.9 |
| | | 14.7 | 14.7 | 5.7 | 0.6 | 6.3 | | 2.4 | 2.4 |

The impairment loss on intangible assets in the financial year 2007, amounting to € 14.7 million, relates to the carrying amount of a license for CF34 repair techniques employed in commercial engine maintenance. Comparison of the license's carrying amount with its value in use revealed that the latter was below the carrying amount, and hence an impairment loss of € 14.7 million, representing the full carrying amount of the CF34 repair license, was recognized in cost of sales and hence reduced earnings of the commercial MRO business in 2007.

The impairment loss on property, plant and equipment in the financial year 2006, amounting to € 3.8 million, was necessitated by the fact that the carrying amounts of MTU Maintenance Canada Ltd., Canada, and MTU Aero Engines North America Inc., U.S.A., no longer adequately reflected their respective values in use. The calculated impairment loss on intangible assets totaling € 2.5 million accounted for in the 2006 income statement was largely attributable to the investment in the TP400-D6 engine program for the A400M military transporter.

### 7. Research and development expenses

Total research and development expenses, which cover expenditure on research, yet-to-be-capitalized development costs, and development costs capitalized for the first time in 2007, are detailed in the table below:

Research and development expenses

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cost of materials | -37.0 | -26.3 | -33.3 |
| Personnel expenses | -45.9 | -48.6 | -44.9 |
| Depreciation and amortization | -5.9 | -5.7 | -5.6 |
| | -88.8 | -80.6 | -83.8 |
| Capitalized development costs | 4.3 | | |
| Utilization of R&D provision | | 16.1 | 38.1 |
| Expense | -84.5 | -64.5 | -45.7 |

In addition to research costs and yet-to-be-capitalized development costs, the research and development expenses amounting to € 88.8 million (2006: € 80.6 million) also include development costs for special repair techniques designed to improve the cost-efficiency of engine maintenance, which were recognized for the first time in 2007. Given that the recognition criteria for these technologies had been met in 2007, capitalized development costs totaling € 4.3 million (2006: € 0.0 million) were recognized under intangible assets, and will be amortized over the useful economic life of the technologies after their entry into service.

### 8. Selling expenses

Selling expenses

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cost of materials | -14.1 | -9.7 | -9.2 |
| Personnel expenses | -42.5 | -46.3 | -44.3 |
| Depreciation and amortization | -3.7 | -1.8 | -2.3 |
| Other selling expenses | -14.7 | -13.4 | -13.6 |
| | -75.0 | -71.2 | -69.4 |

Selling expenses are mainly comprised of expenses for marketing, advertising and sales personnel, valuation allowances and write-downs on trade accounts receivable.

### 9. General administrative expenses

General administrative expenses

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cost of materials | -8.2 | -4.6 | -4.0 |
| Personnel expenses | -26.4 | -28.2 | -32.1 |
| Depreciation and amortization | -2.9 | -1.4 | -1.9 |
| Other administrative expenses | -8.3 | -11.2 | -8.4 |
| | -45.8 | -45.4 | -46.4 |

General administrative expenses are expenses incurred in connection with administrative activities unrelated to development, production or sales activities.

### 10. Other operating income and expenses

Other operating income and expenses

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Income | | | |
| Income from the disposal of property, plant and equipment | 0.8 | 11.1 | 0.3 |
| Insurance claims | 2.8 | 2.6 | 2.8 |
| Costs charged on to other companies | | | 0.1 |
| Discontinuation of property transfer tax liability | | | 3.8 |
| Deconsolidation of ATENA Engineering GmbH | | | 4.4 |
| Sundry other operating income | 2.9 | 2.1 | 2.1 |
| | 6.5 | 15.8 | 13.5 |
| Expenses | | | |
| Losses from the disposal of property, plant and equipment | -0.4 | -0.9 | -2.6 |
| Insurance claims | -2.7 | -2.0 | -2.2 |
| Customs | | | -3.0 |
| Sundry other operating expenses | -1.2 | -0.7 | -1.0 |
| | -4.3 | -3.6 | -8.8 |
| | 2.2 | 12.2 | 4.7 |

In 2007, other operating income included public-sector grants amounting to € 0.3 million (2006: € 0.2 million).

Income from the disposal of property, plant and equipment in 2006 includes proceeds on the sale of real estate not essential to the company's core operations with a carrying amount of € 7.5 million.

## 11. Interest result

Interest result

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Interest income** | 7.4 | 27.4 | 29.0 |
| Convertible bond | -7.9 | | |
| Expense resulting from early repayment of high yield bond | -19.1 | | -9.1 |
| Bank interest | -4.8 | -28.9 | -28.9 |
| Loan interest | -2.1 | -13.6 | -28.6 |
| Finance lease interest expense | -2.5 | -2.8 | -2.9 |
| Interest expense attributable to non-consolidated companies | -0.3 | -0.4 | -1.2 |
| Other interest expenses | -2.1 | -1.6 | -0.1 |
| **Interest expenses** | -38.8 | -47.3 | -70.8 |
| **Interest result** | -31.4 | -19.9 | -41.8 |
| thereof: on financial instruments classified in accordance with IAS 39 as: | | | |
| Loans and receivables (LaR) | 2.3 | 0.7 | n.a. |
| Available-for-sale financial assets (AfS) | 0.1 | | n.a. |
| Financial liabilities measured at amortized cost (FLAC) [1] | -35.3 | -44.1 | n.a. |
| Financial instruments not within the scope of IFRS 7 or IAS 39 | 4.4 | 23.2 | n.a. |

[1] Interest expenses measured using the effective interest method

The poorer interest result in 2007 compared with 2006 is attributable to the expense resulting from early repayment of the high yield bond amounting to € 19.1 million (2006: € 0.0 million). The figures for 2006 included roughly equivalent amounts of income and expenses arising from interest rate swaps.

## 12. Result from equity accounted investments

Result from equity accounted investments

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Result of companies accounted for using the equity method | -2.3 | | 2.1 |

Result of companies accounted for using the equity method comprises the operating loss of the joint venture Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde. In 2007, the exchange rate parity between the U.S. dollar and the euro had a negative impact on this associated company's earnings, resulting in an operating loss of € 2.3 million (2006: € 0.0 million).

## 13. Financial result on other items

Financial result on other items

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Result from investments | | | |
| Result of associated companies | 0.4 | 0.3 | 0.2 |
| Result of other investments | 0.9 | 0.9 | 0.2 |
| Losses on disposal of investments in affiliated companies | | -0.3 | |
| | 1.3 | 0.9 | 0.4 |
| Effects of changes in foreign exchange rates | | | |
| Exchange rate gains/losses on currency holdings | -14.8 | -5.4 | 12.0 |
| Exchange rate gains/losses on financing transactions | 1.7 | 1.0 | -9.5 |
| Exchange rate gains/losses on finance leases | 2.0 | 2.4 | -3.3 |
| Fair value gains/losses on derivatives | | | |
| Gains/losses on currency derivatives and interest rate derivatives | 8.2 | 7.1 | -8.7 |
| Losses on forward commodity sales contracts | -9.7 | | |
| Results from other financial instruments | -1.2 | 0.3 | -2.1 |
| Interest portion included in measurement of receivables, provisions, liabilities and advance payments from customers | -17.7 | -19.7 | -21.7 |
| | -31.5 | -14.3 | -33.3 |
| Financial result on other items | -30.2 | -13.4 | -32.9 |
| Thereof: on financial instruments classified in accordance with IAS 39 as: | | | |
| Financial assets at fair value through profit or loss – held for trading (FAHfT) | 17.8 | 10.2 | n.a. |
| Financial liabilities at fair value through profit or loss – held for trading (FLHfT) | -20.5 | -2.5 | n.a. |

Financial result on other items groups together the profit of affiliated companies with all other income and expense items, including exchange rate gains/losses on financial instruments classified as "held for trading" in accordance with IAS 39. Interest rate gains or losses from derivative financial instruments (interest rate swaps) accrued with respect to subsequent accounting years are balanced against the corresponding expenses per contract and the net amount is recognized as income or expense. The net interest expense is classified on the basis of the type of underlying transaction. The financial result on other items furthermore comprises the respective interest portions included in the measurement of receivables, contract production receivables, provisions, liabilities and advance payments from customers.

Exchange rate gains/losses on finance leases relate to engines carried as capitalized assets in the MRO segment, which are leased to airlines for the duration of maintenance work on their own engines, permitting the aircraft to continue flight operations. Finance lease liabilities derive from contracts priced in U.S. dollars, which are translated into euros at the exchange rate prevailing on the balance sheet date.

The financial result on other items deteriorated in the financial year 2007, increasing by 125.4 % to a net expense of € 30.2 million (2006: a net expense of € 13.4 million). This was attributable to expenses in connection with forward commodity sales contracts for nickel amounting to € 9.7 million (2006: € 0.0 million) and fair value losses on currency holdings due to the lower exchange rate parity with the U.S. dollar amounting to € 14.8 million (2006: losses of € 5.4 million).

## 14. Income taxes

MTU's income tax expenses derive from the following sources:

Income taxes

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current tax expense | -65.8 | -26.5 | -122,0 |
| Deferred tax expense | 40.5 | -34.9 | 96.2 |
| Income taxes reported in the income statement | -25.3 | -61.4 | -25.8 |

### Tax reconciliation

The difference between the expected tax expense and the effective tax expense is attributable to the following factors:

Tax reconciliation

| Calculation of the effective tax expense in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Result before income tax | 179.4 | 150.5 | 58.6 |
| Income tax rate (including municipal trade tax) | 40.4% | 40.4% | 40.4% |
| Expected tax expense | -72.5 | -60.8 | -23.7 |
| Effects of recognition and measurement adjustments and write-downs on deferred tax assets | 0.3 | -1.6 | -4.4 |
| Effects of deconsolidation of group companies | | | 1.8 |
| Effects of non-tax-deductible expenses and tax-exempt income | -1.8 | 1.4 | -1.1 |
| Effects of lower tax rate for companies outside Germany | 2.3 | 1.3 | |
| Effects of investments accounted for using the equity method | -0.9 | -0.1 | 0.9 |
| Decrease in deferred tax liabilities as a result of remeasurement in anticipation of the German Corporate Tax Reform Act 2008 | 46.8 | | |
| Other effects | 0.5 | -1.6 | 0.7 |
| Total tax expense | -25.3 | -61.4 | -25.8 |

### German Corporate Tax Reform Act 2008

The German Corporate Tax Reform Act 2008 will enter into force with effect from January 1, 2008, after the draft bill that had been passed by the lower house of parliament (Bundestag) on May 25, 2007 was approved by the upper house (Bundesrat) on July 6, 2007. The rate of corporate tax will be reduced from the previous 25 percent to a uniform rate of 15 percent for every type of company, irrespective of whether it retains profits or pays a dividend. The rate used to calculate municipal trade tax expense has been reduced from 5 percent to 3.5 percent, and the municipal trade tax expense will no longer be deductible for corporation tax purposes.

The result of these changes is that the combined tax rate (including both corporation tax and municipal trade tax) of 40.4 % that has applied to the group holding company, MTU Aero Engines Holding AG, Munich until December 31, 2007 will be reduced to 32.6 % as of January 1, 2008. The deferred tax liabilities arising mainly from the company's acquisition on January 1, 2004 by Kohlberg Kravis Roberts & Co. (KKR), London from DaimlerChrysler AG, were remeasured on the basis of the expected, uniform corporate tax rate of 32.6 % (previously 40.4 %) at 31 December, 2007, to account for the reduced rate applicable as from January 1, 2008. This remeasurement resulted in future tax expense reductions totaling € 46.8 million which have been recognized in the income statement for the financial year 2007.

The deferred tax assets and liabilities existing at December 31, 2007 are itemized in the table below:

Analysis of deferred taxes

| | Deferred tax assets | | | Deferred tax liabilities | | |
|---|---|---|---|---|---|---|
| **in € million** | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
| Intangible assets | 0.7 | 0.6 | 0.4 | 235.3 | 305.7 | 312.8 |
| Property, plant and equipment | 3.9 | 4.8 | 4.1 | 99.9 | 124.8 | 134.4 |
| Financial assets | 1.9 | 1.2 | 1.0 | | | |
| Inventories | 1.0 | 0.8 | 3.2 | 21.5 | 28.9 | 22.4 |
| Receivables and other assets | 6.3 | 2.6 | 1.1 | 17.4 | 17.6 | 8.7 |
| Provisions | 112.0 | 166.5 | 194.3 | 1.3 | 0.9 | 0.9 |
| Equity portion of convertible bond | | | | 5.7 | | |
| Special tax reserves | | | | 4.2 | 5.3 | |
| Forward foreign exchange contracts | | | 10.2 | 8.5 | 10.4 | |
| Liabilities | 7.2 | 16.1 | 19.5 | 5.9 | 0.2 | 1.8 |
| Tax losses carried forward | 18.4 | 17.7 | 19.5 | | | |
| Valuation allowance [1] | -20.8 | -22.3 | -22.7 | | | |
| Offset of assets and liabilities | -129.9 | -186.6 | -230.4 | -129.9 | -186.6 | -230.4 |
| | 0.7 | 1.4 | 0.2 | 269.8 | 307.2 | 250.6 |

[1] Concerns primarily MTU Maintenance Canada Ltd., Canada and die MTU Aero Engines North America Inc., U.S.A.

Deferred tax assets and deferred tax liabilities are recognized for all temporary differences between the tax amounts carried in the balance sheets of the individual companies and those carried in the consolidated balance sheet, using the liability tax allocation method. On the basis of the group's good past earnings and its positive earnings forecast, MTU Aero Engines Holding AG is confident that MTU Aero Engines Holding AG and the other group companies will generate sufficient taxable profit to allow the deferred tax assets to be utilized.

At December 31, 2007, all deferred tax assets and liabilities arising from temporary differences between the tax amounts carried in the balance sheets of the individual companies and those carried in the consolidated balance sheet were remeasured on the basis of the combined tax rate of 32.6 % that is expected to apply in Germany from the financial year 2008 onward.

The German corporate income tax rate applicable to the financial year 2007 is 25 %, supplemented by a solidarity surcharge amounting to 5.5 % of the corporate income tax charge. This produces an effective corporate income tax rate of 26.4 %. Municipal trade tax, which is deductible from corporate income tax, amounts to an additional 14 %, resulting in a total tax rate of 40.4 %.

The effective tax expense is € 47.2 million above (2006: € -0.6 million below) the expected tax expense for the group that would have resulted from application of the tax rate applicable to MTU Aero Engines Holding AG. The tax rate for the group for the financial year 2007 was thus 14.1 % (2006: 40.8 %). The main cause of this substantial reduction in the tax rate for the group for the financial year 2007 is the remeasurement of accrued deferred tax assets and liabilities at December 31, 2007 on the basis of the lower tax rate associated with the entry into force of the German Corporate Tax Reform Act 2008, leading to a decrease in deferred tax liabilities of € 46.8 million (2006: € 0.0 million). Without the effect of the decrease in deferred tax liabilities, the tax rate for the group would be 40.2 %, or slightly below the previous year's level of 40.8 %.

The effects of purchase price allocation arising from the company's acquisition on January 1, 2004 by Kohlberg Kravis Roberts & Co. (KKR) from DaimlerChrysler AG resulted in additional depreciation and amortization expenses in 2007 amounting to € 54.6 million (2006: € 67.4 million, including impairment on intangible assets of € 2.4 million), which lowered group earnings but did not affect taxation. Interest expenses attributable to the purchase financing amounting to € 21.2 million (2006: € 13.6 million), which were partially included in the assessment of income tax payments, had the effect of increasing the total tax rate. An analysis of deferred tax assets and liabilities, showing their allocation to individual balance sheet items, is provided in Note 34.

## 15. Earnings per share

The potential issue of common stock in connection with the convertible bond issue on February 1, 2007 and the stock option program for employees (Matching Stock Program, MSP) launched on June 6, 2005 had a dilutive effect on earnings per share in the financial year 2007. The computation of diluted earnings per share involves adding the maximum number of common shares that could be issued through the exercise of conversion rights to the average weighted number of outstanding shares. At the same time, group earnings are adjusted in respect of the interest expense (net of tax) on the convertible bond.

The table below shows earnings per share together with the dilutive effect of the potential issue of common stock in connection with the convertible bond and the Matching Stock Program.

Undiluted and diluted earnings per share

| | | Jan. 1 to Dec. 31 2007 Undiluted earnings per shares | Reconciliation of financial instruments | | | Jan. 1 to Dec. 31 2007 Diluted earnings per share |
|---|---|---|---|---|---|---|
| | | | Interest expense convertible bond/shares | Current and deferred taxes | Matching Stock Program/shares | |
| Net profit | in € million | 154.1 | 7.9 | -3.2 | | 158.8 |
| Weighted average number of outstanding shares | shares | 52,295,450 | 3,636,364 | | 106,826 | 56,038,640 |
| Earnings per share | in € | 2.95 | | | | 2.83 |

The comparative tables for 2006 and 2005 show earnings per share together with the potential dilutive effect of the Matching Stock Program. The convertible bond was issued in the financial year 2007.

Undiluted and diluted earnings per share

| | | Jan. 1 to Dec. 31 2006 Undiluted earnings per shares | Reconciliation of financial instruments | | | Jan. 1 to Dec. 31 2006 Diluted earnings per share |
|---|---|---|---|---|---|---|
| | | | Interest expense convertible bond/shares | Current and deferred taxes | Matching Stock Program/shares | |
| Net profit | in € million | 89.1 | | | | 89.1 |
| Weighted average number of outstanding shares | shares | 54,216,897 | | | 165,851 | 54,382,748 |
| Earnings per share | in € | 1.64 | | | | 1.64 |

Undiluted and diluted earnings per share

| | | Jan. 1 to Dec. 31 2005 Undiluted earnings per shares | Reconciliation of financial instruments | | | Jan. 1 to Dec. 31 2005 Diluted earnings per share |
|---|---|---|---|---|---|---|
| | | | Interest expense convertible bond/shares | Current and deferred taxes | Matching Stock Program/shares | |
| Net profit | in € million | 32.8 | | | | 32.8 |
| Weighted average number of outstanding shares | shares | 55,000,000 | | | 76,487 | 55,076,487 |
| Earnings per share | in € | 0.60 | | | | 0.60 |

## 16. Additional information relating to the consolidated income statement, the consolidated balance sheet, and financial instruments

### 16.1. Reconciliation of EBIT to EBITDA (adjusted), depreciation/amortization expense, and nonrecurring items

After adjustments to eliminate the effect of purchase price allocation in connection with the acquisition of the group companies and nonrecurring items, and the addition of scheduled depreciation/amortization and impairment losses, the following intermediate result is obtained:

Reconciliation of EBIT to EBITDA (adjusted), depreciation/amortization expense, and nonrecurring items

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Earnings before interest and tax (EBIT)** | 243.3 | 183.8 | 131.2 |
| + Scheduled depreciation/amortization of: | | | |
| **Intangible assets** | | | |
| - Current amortization | 9.7 | 12.7 | 11.7 |
| - Acquisition-related amortization expense (PPA) | 42.5 | 42.6 | 42.5 |
| | 52.2 | 55.3 | 54.2 |
| **Property, plant and equipment** | | | |
| - Current depreciation | 70.6 | 67.8 | 65.3 |
| - Acquisition-related depreciation expense (PPA) | 12.1 | 22.4 | 42.2 |
| | 82.7 | 90.2 | 107.5 |
| **Total scheduled depreciation/amortization** | 134.9 | 145.5 | 161.7 |
| + Impairment losses on: | | | |
| Intangible assets | 14.7 | 2.5 | 0.5 |
| Property, plant and equipment | | 3.8 | 1.9 |
| **Total impairment loss** | 14.7 | 6.3 | 2.4 |
| **Total depreciation/amortization and impairment loss** | 149.6 | 151.8 | 164.1 |
| **EBITDA[1]** | 392.9 | 335.6 | 295.3 |
| - Utilization of R&D provision | | -16.1 | -38.1 |
| + Restructuring expenses | | 20.0 | 2.8 |
| - Allocation to contingent liabilities | | -10.8 | -21.3 |
| - Gains on sales of land | | -10.5 | |
| **EBITDA (adjusted)** | 392.9 | 318.2 | 238.7 |

[1] Earnings before interest, tax, depreciation and amortization

The impairment loss on intangible assets relates to the carrying amount of a license for CF34 repair techniques employed in commercial engine maintenance. Comparison of the license's carrying amount with its value in use revealed that the latter was below the carrying amount, and hence an impairment loss of € 14.7 million was recognized in cost of sales, reducing earnings of the commercial MRO business in 2007.

The impairment loss on property, plant and equipment in the financial year 2006, amounting to € 3.8 million, was necessitated by the fact that the carrying amounts of MTU Maintenance Canada Ltd., Canada, and MTU Aero Engines North America Inc., U.S.A., no longer adequately reflected their respective values in use. The calculated impairment loss on intangible assets totaling € 2.4 million accounted for in the 2006 income statement was attributable to the investment in the TP400-D6 engine program for the A400M military transporter, and an additional impairment loss on intangible assets of € 0.1 million was attributable to MTU Maintenance Canada Ltd., Canada, where in each case the carrying amount exceeded the value in use.

### 16.2. Disclosures relating to capital management

In the management of its capital, the group focuses primarily on optimizing the balance between equity capital and financial debt, and on improving the equity ratio and return on equity.

At December 31, 2007, equity capital and total capital (equity capital plus current and non-current financial debt) amounted to:

Capital management

| | Change in % | Dec. 31, 2007 € million | Dec. 31, 2006 € million | Dec. 31, 2005 € million |
|---|---|---|---|---|
| **Equity capital** | -0.1 | 562.0 | 562.3 | 528.0 |
| **as % of total capital** | | 63.3 | 62.4 | 61.8 |
| Non-current financial debt | | 66.8 | 249.6 | 276.9 |
| Current financial debt | | 259.7 | 89.2 | 49.8 |
| **Debt capital** | -3.6 | 326.5 | 338.8 | 326.7 |
| **as % of total capital** | | 36.7 | 37.6 | 38.2 |
| **Total capital (equity capital + debt capital)** | -1.4 | 888.5 | 901.1 | 854.7 |

Equity capital decreased in the financial year 2007 by 0.1 % compared with the previous year. Please refer to Note 27. et seq. for details of changes. Financial liabilities decreased by 3.6 % compared with 2006. The overall consequence for the financial year 2007 was an increase in equity capital as a percentage of total capital to 63.3 %, up from 62.4 % in 2006. The ratio of debt capital to total capital decreased to 36.7 % (2006: 37.6 %) in the financial year 2007. The main components of the financial liabilities were the issued convertible bond with a par value of € 180.0 million (2006: high yield bond € 165.0 million) and the use of the revolving credit facility to the amount of € 69.6 million (2006: € 75.6 million). The minimization of interest expense is the foremost consideration in respect of these components of the debt capital. The high yield bond carrying an interest rate of 8.25 % p.a. was replaced in 2007 by the convertible bond with a term to maturity of five years and a fixed coupon rate of 2.75 % p.a.. The effective interest rate of the debt capital raised through the convertible bond is 5.425 % p.a.. At year-end 2007, the company had repurchased sufficient treasury shares to discharge its obligations towards parties holding rights to the convertible bond (see Note 27.5.).

### 16.3. Personnel expenses

Costs by function include the following personnel expenses items:

Personnel expenses

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Wages and salaries | 400.1 | 425.1 | 404.6 |
| Social security, pension and other benefit expenses | 70.8 | 99.7 | 101.5 |
| | 470.9 | 524.8 | 506.1 |

Pension benefits account for € 4.7 million (2006: € 29.9 million) of these expenses. The employer's share of social security contributions, which is recorded as an expense, amounted to € 66.1 million (2006: € 69.8 million).

The interest portion of the expenses attributable to pension benefits is recognized in the financial result on other items. Income arising from the plan assets is offset against personnel expenses at individual company level.

### 16.4. Disclosures relating to the average number of employees

The average number of persons employed during the financial year 2007, broken down into groups, is as follows:

Disclosures relating to the average number of employees

| Number | 2007 | 2006 | 2005 |
|---|---|---|---|
| Industrial staff | 3,148 | 3,113 | 3,095 |
| Administrative staff | 3,165 | 3,206 | 3,378 |
| Employees on temporary contracts | 335 | 228 | 144 |
| | 6,648 | 6,547 | 6,617 |
| Trainees | 254 | 270 | 286 |
| Students on work experience projects | 190 | 186 | 167 |
| | 7,092 | 7,003 | 7,070 |

### 16.5. Cost of materials

Costs by function include the following cost of materials items:

Cost of materials

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cost of raw materials and supplies | 892.7 | 800.5 | 702.2 |
| Cost of purchased services | 799.0 | 762.2 | 696.6 |
| | 1,691.7 | 1,562.7 | 1,398.8 |

### 16.6. Fees paid to the auditor

The expense attributable to fees paid in the financial year 2007 to the accounting firm Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, for the auditing of the consolidated financial statements pursuant to Section 314 (1) no. 9 of the German Commercial Code (HGB) amounted to € 1.0 million (2006: € 0.9 million).

Fees

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Audit of financial statements | 0.7 | 0.5 | 1.0 |
| Tax consulting | 0.3 | 0.3 | |
| Other certification or evaluation services | | 0.1 | 0.5 |
| | 1.0 | 0.9 | 1.5 |

The expense item 'Audit of financial statements' comprises all fees paid for the auditing of the financial statements of MTU Aero Engines Holding AG, the consolidated financial statements, and the financial statements drawn up by the group subsidiaries.

### 16.7. Measurement of financial instruments

Reconciliation of carrying amounts and fair values

| in € million | Dec. 31, 2007 Carrying amount | Dec. 31, 2007 Reconciliation | Dec. 31, 2007 Fair value | Dec. 31, 2006 Carrying amount | Dec. 31, 2006 Reconciliation | Dec. 31, 2006 Fair value | Dec. 31, 2005 Carrying amount | Dec. 31, 2005 Reconciliation | Dec. 31, 2005 Fair value |
|---|---|---|---|---|---|---|---|---|---|
| Financial assets | 714.2 | | 714.2 | 590.5 | | 590.5 | 471.2 | | 471.2 |
| Derivatives | 35.8 | | 35.8 | 26.4 | | 26.4 | | | |
| Financial liabilities | 1,330.9 | | 1,330.9 | 1,237.4 | 19.1 | 1,256.5 | 1,131.2 | | 1,131.2 |
| Derivatives | 8.9 | | 8.9 | | | | 33.1 | | 33.1 |

The carrying amounts of the financial instruments were reconciled with their respective fair values. The assets representing the acquisition cost of the investments in joint ventures, investments in associated companies and other equity investments are normally measured at their fair value (for exceptions see Notes 5.7.2. and 5.7.4.). Receivables and other assets are measured at fair value after application of valuation allowances, currency translation, and discounting where relevant, as are financial liabilities. Derivative financial instruments, on the other hand, are always measured at their fair value.

# III. Notes to the Consolidated Balance Sheet

## 17. Analysis of changes in group fixed assets 2007

Analysis of changes in group fixed assets (1) – Acquisition and manufacturing costs

| in € million | Jan. 1, 2007 | Translation differences | Cost Additions | Transfers | Disposals | Dec. 31, 2007 |
|---|---|---|---|---|---|---|
| Program assets | 701.6 | | 9.1 | | | 710.7 |
| Program-independent technologies | 124.7 | | | | | 124.7 |
| Customer relations | 66.1 | -0.4 | | | | 65.7 |
| Rights and licenses | 64.4 | -1.0 | 0.9 | 0.2 | -2.2 | 62.3 |
| Goodwill | 392.5 | -1.0 | | | | 391.5 |
| Capitalized development costs | | | 4.3 | | | 4.3 |
| **Intangible assets** | **1,349.3** | **-2.4** | **14.3** | **0.2** | **-2.2** | **1,359.2** |
| Land, leasehold rights and buildings including buildings on non-owned land | 325.8 | -0.6 | 1.2 | 3.5 | -0.9 | 329.0 |
| Technical equipment, plant and machinery | 293.9 | -0.6 | 10.0 | 11.2 | -2.7 | 311.8 |
| Other equipment, operational and office equipment | 181.5 | -0.4 | 25.7 | 5.3 | -2.9 | 209.2 |
| Advance payments and construction in progress | 41.2 | -0.1 | 49.6 | -20.2 | | 70.5 |
| **Property, plant and equipment** | **842.4** | **-1.7** | **86.5** | **-0.2** | **-6.5** | **920.5** |
| Investments in subsidiaries | 0.1 | | 5.3 | | -0.1 | 5.3 |
| Investments in associated companies | 0.4 | | | | | 0.4 |
| Equity investments in joint ventures | 11.5 | | | | -2.6 | 8.9 |
| Other equity investments | 0.1 | | | | | 0.1 |
| Other loans | 0.1 | | | | -0.1 | |
| **Financial assets** | **12.2** | | **5.3** | | **-2.8** | **14.7** |
| **Fixed assets** | **2,203.9** | **-4.1** | **106.1** | | **-11.5** | **2,294.4** |

Analysis of changes in group fixed assets (2) – Depreciation and carrying amount

| in € million | Depreciation | | | | | | Carrying amount | |
|---|---|---|---|---|---|---|---|---|
| | Jan. 1, 2007 | Translation differences | Additions | Transfers | Disposals | Dec. 31, 2007 | Dec. 31, 2007 | Dec. 31, 2006 |
| Program assets | 75.3 | | 26.5 | | | 101.8 | 608.9 | 626.3 |
| Program-independent technologies | 37.4 | | 12.5 | | | 49.9 | 74.8 | 87.3 |
| Customer relations | 15.1 | | 5.1 | | | 20.2 | 45.5 | 51.0 |
| Rights and licenses | 32.0 | -0.3 | 22.8 | | -2.2 | 52.3 | 10.0 | 32.4 |
| Goodwill | | | | | | | 391.5 | 392.5 |
| Capitalized development costs | | | | | | | 4.3 | |
| **Intangible assets** | **159.8** | **-0.3** | **66.9** | | **-2.2** | **224.2** | **1,135.0** | **1,189.5** |
| Land, leasehold rights and buildings including buildings on non-owned land | 29.7 | -0.1 | 9.8 | 0.4 | -0.6 | 39.2 | 289.8 | 296.1 |
| Technical equipment, plant and machinery | 169.0 | -0.5 | 39.4 | 0.1 | -2.3 | 205.7 | 106.1 | 124.9 |
| Other equipment, operational and office equipment | 105.0 | -0.3 | 33.5 | | -2.6 | 135.6 | 73.6 | 76.5 |
| Advance payments and construction in progress | 0.9 | -0.1 | | -0.5 | | 0.3 | 70.2 | 40.3 |
| **Property, plant and equipment** | **304.6** | **-1.0** | **82.7** | | **-5.5** | **380.8** | **539.7** | **537.8** |
| Investments in subsidiaries | | | | | | | 5.3 | 0.1 |
| Investments in associated companies | | | | | | | 0.4 | 0.4 |
| Equity investments in joint ventures | | | | | | | 8.9 | 11.5 |
| Other equity investments | | | | | | | 0.1 | 0.1 |
| Other loans | | | | | | | | 0.1 |
| **Financial assets** | | | | | | | **14.7** | **12.2** |
| **Fixed assets** | **464.4** | **-1.3** | **149.6** | | **-7.7** | **605.0** | **1,689.4** | **1,739.5** |

## Analysis of changes in group fixed assets 2006

Analysis of changes in group fixed assets (1) – Acquisition and manufacturing costs

| in € million | Jan. 1, 2006 | Translation differences | Cost Additions | Transfers | Disposals | Dec. 31, 2006 |
|---|---|---|---|---|---|---|
| Program assets | 667.1 | | 34.5 | | | 701.6 |
| Program-independent technologies | 124.7 | | | | | 124.7 |
| Customer relations | 66.9 | -0.8 | | | | 66.1 |
| Rights and licenses | 62.7 | -1.4 | 2.6 | 1.8 | -1.3 | 64.4 |
| Goodwill | 394.0 | -1.5 | | | | 392.5 |
| **Intangible assets** | 1,315.4 | -3.7 | 37.1 | 1.8 | -1.3 | 1,349.3 |
| Land, leasehold rights and buildings including buildings on non-owned land | 327.7 | -1.1 | 6.2 | 0.5 | -7.5 | 325.8 |
| Technical equipment, plant and machinery | 269.5 | -1.9 | 17.3 | 12.4 | -3.4 | 293.9 |
| Other equipment, operational and office equipment | 152.7 | -0.9 | 27.4 | 5.9 | -3.6 | 181.5 |
| Advance payments and construction in progress | 35.9 | -0.2 | 26.1 | -20.6 | | 41.2 |
| **Property, plant and equipment** | 785.8 | -4.1 | 77.0 | -1.8 | -14.5 | 842.4 |
| Investments in subsidiaries | 0.5 | | | | -0.4 | 0.1 |
| Investments in associated companies | 0.4 | | | | | 0.4 |
| Equity investments in joint ventures | 13.7 | | | | -2.2 | 11.5 |
| Other equity investments | 0.1 | | | | | 0.1 |
| Other loans | 0.1 | | | | | 0.1 |
| **Financial assets** | 14.8 | | | | -2.6 | 12.2 |
| **Fixed assets** | 2,116.0 | -7.8 | 114.1 | | -18.4 | 2,203.9 |

Analysis of changes in group fixed assets (2) – Depreciation and carrying amount

| in € million | Depreciation | | | | | Carrying amount | |
|---|---|---|---|---|---|---|---|
| | Jan. 1, 2006 | Translation differences | Additions | Disposals | Dec. 31, 2006 | Dec. 31, 2006 | Dec. 31, 2005 |
| Program assets | 47.2 | | 28.1 | | 75.3 | 626.3 | 619.9 |
| Program-independent technologies | 24.9 | | 12.5 | | 37.4 | 87.3 | 99.8 |
| Customer relations | 9.9 | | 5.2 | | 15.1 | 51.0 | 57.0 |
| Rights and licenses | 21.6 | -0.4 | 12.0 | -1.2 | 32.0 | 32.4 | 41.1 |
| Goodwill | | | | | | 392.5 | 394.0 |
| **Intangible assets** | 103.6 | -0.4 | 57.8 | -1.2 | 159.8 | 1,189.5 | 1,211.8 |
| Land, leasehold rights and buildings including buildings on non-owned land | 20.0 | -0.3 | 10.0 | | 29.7 | 296.1 | 307.7 |
| Technical equipment, plant and machinery | 123.1 | -0.7 | 49.4 | -2.8 | 169.0 | 124.9 | 146.4 |
| Other equipment, operational and office equipment | 73.9 | -0.6 | 33.7 | -2.0 | 105.0 | 76.5 | 78.8 |
| Advance payments and construction in progress | | | 0.9 | | 0.9 | 40.3 | 35.9 |
| **Property, plant and equipment** | 217.0 | -1.6 | 94.0 | -4.8 | 304.6 | 537.8 | 568.8 |
| Investments in subsidiaries | | | | | | 0.1 | 0.5 |
| Investments in associated companies | | | | | | 0.4 | 0.4 |
| Equity investments in joint ventures | | | | | | 11.5 | 13.7 |
| Other equity investments | | | | | | 0.1 | 0.1 |
| Other loans | | | | | | 0.1 | 0.1 |
| **Financial assets** | | | | | | 12.2 | 14.8 |
| **Fixed assets** | 320.6 | -2.0 | 151.8 | -6.0 | 464.4 | 1,739.5 | 1,795.4 |

### 18. Intangible assets

Intangible assets mainly comprise program assets capitalized by purchase price allocation (PPA), program-independent technologies and software (the latter mostly for engineering applications), and acquired goodwill.

Goodwill represents the amount by which the cost of the acquired entity exceeded the fair value of the group's identifiable net assets at the date of acquisition. The goodwill is allocated to the segments for the purpose of the impairment test.

The segments were tested for impairment in 2007. There were no indications of any impairment. Explanatory comments on the measurement of the amounts used in the impairment test are given under Note 35.

Additions to intangible assets in the financial year 2007 included a 1.9 % increase in MTU's stake in the F414 military engine program for the U.S. Navy's F/A-18 Super Hornet twin-jet fighters. Together with the 2.5 % interest acquired in this program in 2006, MTU's total investment in the F414 engine represented a 4.4 % share of the program at December 31, 2007.

Moreover, the commercial MRO business has developed special repair processes capable of increasing the efficiency of engine maintenance. The recognition criteria for these new technologies were met in the financial year 2007, allowing intangible assets totaling € 4.3 million (2006: € 0.0 million) to be recognized.

A detailed presentation of changes in intangible assets can be found in the chart headed "Analysis of changes in group fixed assets" (Note 17.).

### 19. Property, plant and equipment

Through its capital expenditure on property, plant and equipment for the OEM business, MTU aims to consolidate and extend its position as a leading engine manufacturer, improve efficiency, and modernize equipment and machinery to state-of-the-art standards.

The most important project to benefit from this expenditure in the commercial MRO segment in 2007 was the construction of a second engine test rig on the premises of MTU Maintenance Hannover. The existing engine test cell in Langenhagen had reached its capacity limit and offered no possibility for expansion. Work on the construction of the new test rig commenced in March 2007. It is expected to go into operation in mid-2008, and the new facility will be capable of testing very large engines such as those powering the Airbus A380 (GP7000). Another project involving significant capital expenditure was the introduction of new software and logistics systems at the Hannover site, where they will help to optimize production-related processes and reduce manufacturing costs.

Land and buildings leased by MTU Maintenance Hannover from Silkan Gewerbepark Nord Hannover-Langenhagen GmbH & Co. KG, Munich (owned by the LHI leasing company) have been capitalized because an attractive purchase option has been granted to the company at the end of the leasing period. The group also holds lease agreements on seven aircraft engines which are accounted for as assets. For these assets, the company is required to make an additional payment at the end of the leasing period if the proceeds from the disposal of the lease assets falls below the carrying amount. The liabilities of all lease assets are recognized at their present value and amortized on a yearly basis.

Finance leases are accounted for as follows:

Minimum lease payments for finance lease properties

| in € million | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|
| **Total future minimum lease payments** | | | |
| due within one year | 9.3 | 2.6 | 5.8 |
| due between one and five years | 18.0 | 26.3 | 32.9 |
| due later than five years | 22.3 | 31.1 | 34.5 |
| | 49.6 | 60.0 | 73.2 |
| **Interest portion of future minimum lease payments** | | | |
| due within one year | 1.0 | 0.1 | 3.2 |
| due between one and five years | 2.4 | 3.0 | 10.7 |
| due later than five years | 4.5 | 8.4 | 6.1 |
| | 7.9 | 11.5 | 20.0 |
| **Present value of future minimum lease payments** | | | |
| due within one year | 8.3 | 2.5 | 2.6 |
| due between one and five years | 15.6 | 23.3 | 22.2 |
| due later than five years | 17.8 | 22.7 | 28.4 |
| | 41.7 | 48.5 | 53.2 |

The following carrying amounts resulted from the capitalized assets under finance lease agreements at the balance sheet date:

Carrying amounts

| in € million | Carrying amount Dec. 31, 2007 | Carrying amount Dec. 31, 2006 | Carrying amount Dec. 31, 2005 |
|---|---|---|---|
| Land and buildings | 26.9 | 27.7 | 28.6 |
| Technical equipment and machines | 10.9 | 14.1 | 17.0 |
| | 37.8 | 41.8 | 45.6 |

A breakdown of the property, plant and equipment items stated in the balance sheet and the corresponding changes in 2007 can be found in the chart headed "Analysis of changes in group fixed assets" (Note 17.).

## 20. Financial assets

### Capital expenditure on financial assets

To enable the company to meet its revenue and employment targets, MTU created the wholly owned subsidiary MTU Aero Engines Polska Spólka z ograniczona odpowiedzialnoscia (official abbreviated name: MTU Aero Engines Polska Sp. z o.o.), Rzeszów, Poland, with effect from July 20, 2007, with an initial share capital of 50,000 zloty (PLN). The sole shareholder, MTU Aero Engines GmbH, Munich, subsequently passed a resolution dated September 14, 2007 to increase the new subsidiary's capital by PLN 20,000,000 to PLN 20,050,000 (consisting of 200,500 shares with a nominal value of PLN 100 per share). This capital increase has been paid up in full, bringing the total investment at December 31, 2007 to € 5.3 million.

MTU is pursuing three objectives through the establishment of this new manufacturing site: To reduce development and manufacturing costs, especially with respect to new programs, to create a more favorable environment for growth in the supplier industry, and to stabilize the degree of vertical integration. Future growth in the MRO business will be ensured by balancing capacity between the new site in Poland and the existing sites in Hannover and Ludwigsfelde. From the financial year 2009 onwards, it is planned that an estimated workforce of 100 employees will develop, manufacture and repair engine components at the new Polish site.

The chart below presents the carrying amounts of financial assets included in the consolidated financial statements, grouped by consolidation method.

Composition of financial assets: Accounting for financial assets

| in € million | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|
| Joint ventures accounted for using the equity method | 4.6 | 7.2 | 9.4 |
| Joint ventures accounted for at cost | 4.3 | 4.3 | 4.3 |
| Other equity investments accounted for at cost | 5.8 | 0.7 | 1.1 |
| | 14.7 | 12.2 | 14.8 |

The joint venture accounted for using the equity method is Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde. The joint ventures and other equity investments accounted for at cost mainly comprise non-significant investments in non-consolidated subsidiaries, non-consolidated equity investments in associated companies, and other non-consolidated equity investments in joint ventures. MTU defines non-consolidated subsidiaries as companies that have no significant impact on the group's net assets, financial situation or operating results.

The group's investments in joint ventures and associated companies are summarized below:

Investments in joint ventures and associated companies

| in € million | Joint ventures 2007[1] | Associated companies 2007[2] | Joint ventures 2006[3] | Associated companies 2006[4] | Joint ventures 2005[5] | Associated companies 2005[6] |
|---|---|---|---|---|---|---|
| **Disclosures relating to the income statement** | | | | | | |
| Income | 163.8 | 918.4 | 182.8 | 997.6 | 156.3 | 994.4 |
| Expenses | -168.8 | -916.9 | -182.3 | -996.5 | -155.0 | -993.6 |
| | -5.0 | 1.5 | 0.5 | 1.1 | 1.3 | 0.8 |
| **Disclosures relating to the balance sheet** | | | | | | |
| Non-current assets | 15.5 | 2.4 | 13.5 | 1.8 | 12.6 | 1.9 |
| Current assets | 31.6 | 195.0 | 37.4 | 159.9 | 66.6 | 211.7 |
| | 47.1 | 197.4 | 50.9 | 161.7 | 79.2 | 213.6 |
| Equity | 7.4 | 2.9 | 12.7 | 2.4 | 9.1 | 2.2 |
| Non-current debt | 3.6 | 3.2 | 3.1 | 1.3 | 6.2 | 1.2 |
| Current debt | 36.1 | 191.3 | 35.1 | 158.0 | 63.9 | 210.2 |
| | 47.1 | 197.4 | 50.9 | 161.7 | 79.2 | 213.6 |

[1] The disclosures for the joint ventures Ceramic Coating Center S.A.S and Airfoil Services Sdn. Bhd. relate to 2006, as the actuals for 2007 were not available at the time of reporting.
[2] Data for 2006 financial year, as the actuals for 2007 were not available at the time of reporting.
[3] The disclosures for the joint ventures Ceramic Coating Center S.A.S and Airfoil Services Sdn. Bhd. relate to 2005, as the actuals for 2006 were not available at the time of reporting.
[4] Data for 2005 financial year, as the actuals for 2006 were not available at the time of reporting.
[5] The disclosures for the joint ventures Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ceramic Coating Center S.A.S. and Airfoil Services Sdn. Bhd. relate to 2004, as the actuals for 2005 were not available at the time of reporting.
[6] Data for 2004 financial year, as the actuals for 2005 were not available at the time of reporting.

## 21. Inventories

The components included in inventories are as follows:

Inventories

| in € million | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|
| Raw materials and supplies | 263.9 | 230.2 | 238.8 |
| Work in progress | 314.5 | 295.3 | 282.1 |
| Advance payments | 9.4 | 3.5 | 8.0 |
| | 587.8 | 529.0 | 528.9 |

Inventories are recognized at the lower of cost or net realizable value. The cost of work in progress comprises the cost of raw materials and supplies, direct personnel expenses, other direct costs, and overheads related to production (in the ordinary course of operations). Acquisition and construction costs do not include any borrowing costs. Acquisition costs are net of trade discounts and concessions and customer loyalty awards.

The change in inventories attributable to write-downs on raw materials and supplies and work in progress is as follows:

Write-downs on inventories

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Balance at January 1 | 32.0 | 36.7 | 36.7 |
| Additions/utilized | 7.1 | -4.7 | |
| **Balance at December 31** | **39.1** | **32.0** | **36.7** |

The recognized inventories amounting to € 587.8 million at December 31, 2007 (2006: € 529.0 million) are measured at their net realizable value after write-downs on raw materials and supplies and work in progress. The write-down method represents the best possible means of estimating the net realizable value of our inventories, in view of our business model. In order to account for inventories at their net realizable value, impairment losses amounting to € 7.1 million (2006: utilization € 4.7 million) were allocated and expensed in the financial year 2007.

## 22. Trade and contract production receivables

Trade and contract production receivables comprise the following items:

Trade and contract production receivables

| in € million | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|
| **Trade receivables** | | | |
| Third parties | 440.8 | 345.1 | 288.7 |
| Associated companies | 54.5 | 51.1 | 26.3 |
| Joint ventures | 3.9 | 3.8 | 0.4 |
| **Contract production receivables** | | | |
| Accounts receivable for production contracts | 367.5 | 266.0 | 148.5 |
| | 866.7 | 666.0 | 463.9 |
| Advance payments received for production contracts | -196.4 | -126.2 | -42.5 |
| | 670.3 | 539.8 | 421.4 |

In addition to trade receivables from third parties and associated companies, 'trade and contract production receivables' also include accounts receivable for production contracts attributable to specific engine programs. Interest-free advance payments received for production contracts directly attributable to an engine project are offset against the corresponding accounts receivable. If the amount of the directly attributable advance payments received exceeds the amount of the accounts receivable, the balance is recognized under 'other liabilities'. The interest accrued on long-term advance financing of production contracts is accounted for as a liability over the duration of financing and recognized as revenue when the engine component is delivered to the customer.

In the financial year 2007, revenues totaling € 116.6 million (2006: € 116.8 million) were generated by contract production. Costs to be offset against these revenues amounted to € 101.1 million (2006: € 101.3 million), resulting in earnings of € 15.5 million (2006: € 15.5 million). For disclosures relating to revenues arising from accounts receivable for contract production that have been offset against directly attributable advance payments received, please refer to Note 32.

The chart below shows the carrying amounts of trade and contract production receivables together with a breakdown of these amounts according to the impairment status of not-yet-overdue trade and contract production receivables and the time windows within which they will become overdue:

Impairment status and due dates of trade and contract production receivables

| | | | | Thereof: not impaired at the balance sheet date and overdue in the following time windows | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| in € million | Carrying amount | Thereof: neither impaired nor overdue at the balance sheet date | in % | Less than 90 days | Between 90 and 180 days | Between 181 and 360 days | More than 360 days | Total: Not impaired but overdue | in % |
| | Dec. 31, 2007 | | | | | | | | |
| Trade and contract production receivables | 866.7 | 716.4 | 82.7 | 110.5 | 22.6 | 17.2 | 2.0 | 152.3 | 17.6 |
| | Dec. 31, 2006 | | | | | | | | |
| Trade and contract production receivables | 666.0 | 540.3 | 81.1 | 95.2 | 20.5 | 6.9 | 4.7 | 127.3 | 19.1 |

The valuation allowances on trade receivables changed as follows:

Valuation allowances

| in € million | 2007 | 2006 |
|---|---|---|
| Allowances at January 1 | 7.6 | 7.0 |
| Additions (expense for allowances) | | |
| Specific allowances | 2.6 | 2.5 |
| General allowances | 0.9 | 1.1 |
| Utilized | -2.5 | -2.1 |
| Reversed | -0.2 | -0.9 |
| Allowances at December 31 | 8.4 | 7.6 |

In the following table, the expense for bad debts written off as uncollectible is offset against the income from bad debts recovered:

Written-off bad debts and income from recovered bad debts

| in € million | 2007 | 2006 |
|---|---|---|
| Expense for bad debts written off | -0.3 | -0.2 |
| Income from bad debts recovered | | 0.4 |
| | -0.3 | 0.2 |

All expense and income amounts arising from valuation allowances and the write-off of uncollectible bad debts on trade receivables are recognized as selling expenses.

## 23. Other assets

Other assets comprises the following items:

Other assets

| | Dec. 31, 2007 | | | Dec. 31, 2006 | | | Dec. 31, 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| in € million | Current | Non-current | Total | Current | Non-current | Total | Current | Non-current | Total |
| Tax refund claims | | | | | | | | | |
| Income taxes | 2.7 | | 2.7 | 12.5 | | 12.5 | 5.4 | | 5.4 |
| Other taxes | 14.3 | | 14.3 | 12.0 | | 12.0 | 12.6 | | 12.6 |
| Receivable from employees | 1.1 | | 1.1 | 1.3 | | 1.3 | 1.0 | | 1.0 |
| Receivable from suppliers | 3.2 | | 3.2 | 4.6 | | 4.6 | 12.1 | | 12.1 |
| Fair value of derivatives | | | | | | | | | |
| Currency derivatives | 24.3 | 2.1 | 26.4 | 18.7 | 7.5 | 26.2 | | | |
| Interest rate derivatives | | 0.2 | 0.2 | | 0.2 | 0.2 | | | |
| Option derivatives | 9.2 | | 9.2 | | | | | | |
| Sundry other assets | 4.0 | 3.9 | 7.9 | 4.0 | 4.1 | 8.1 | 2.4 | 1.5 | 3.9 |
| | 58.8 | 6.2 | 65.0 | 53.1 | 11.8 | 64.9 | 33.5 | 1.5 | 35.0 |

The currency derivatives item mainly represents the fair values of forward foreign exchange transactions used to hedge cash flows. Option derivatives relate to currency option transactions. These enable the company to sell a defined quantity of U.S. dollars at a fixed euro exchange rate on varying dates. The item 'sundry other assets' groups together a variety of different assets, mainly comprising reinsurance claims, accounts receivable from program partners, and sundry assets of group subsidiaries receivable from third parties.

The chart below shows the carrying amounts of other assets at the balance sheet date together with a breakdown of these amounts according to the impairment status of not-yet-overdue other assets and the time windows within which they will become overdue.

Impairment status and due dates of other assets

| in € million | Carrying amount | Thereof: neither impaired nor overdue at the balance sheet date | in % | Thereof: not impaired at the balance sheet date and overdue in the following time windows: Less than 90 days | Between 90 and 180 days | Between 181 and 360 days | More than 360 days | Total: Not impaired but overdue | in % |
|---|---|---|---|---|---|---|---|---|---|
| | Dec. 31, 2007 | | | | | | | | |
| **Due within 1 year** | | | | | | | | | |
| Loans and receivables | 8.3 | 7.3 | 88.0 | 1.0 | | | | 1.0 | 12.0 |
| Financial assets at fair value through profit or loss – held for trading | 9.2 | 9.2 | 100.0 | | | | | | |
| **Due in more than 1 year** | | | | | | | | | |
| Loans and receivables | 3.9 | 3.9 | 100.0 | | | | | | |
| Financial assets at fair value through profit or loss – held for trading | 0.3 | 0.3 | 100.0 | | | | | | |
| | Dec. 31, 2006 | | | | | | | | |
| **Due within 1 year** | | | | | | | | | |
| Loans and receivables | 9.9 | 8.6 | 86.9 | 1.3 | | | | 1.3 | 13.1 |
| Financial assets at fair value through profit or loss – held for trading | 0.3 | 0.3 | 100.0 | | | | | | |
| **Due in more than 1 year** | | | | | | | | | |
| Loans and receivables | 4.1 | 4.1 | 100.0 | | | | | | |
| Financial assets at fair value through profit or loss – held for trading | 0.2 | 0.2 | 100.0 | | | | | | |

24. Cash and cash equivalents

The cash and cash equivalents of € 67.3 million (2006: € 102.2 million) comprise checks, cash in hand, bank deposits, and short-term securities with an original maturity of three months or less. At the balance sheet date, this item also included foreign currency holdings translated as € 77.8 million (2006: € 129.8 million).

25. Deferred taxes

Please see Note 34. concerning income tax assets and liabilities.

26. Prepayments

The prepayments of € 5.0 million (2006: € 9.2 million) consist primarily of prepayments for insurance premiums and rents.

27. Equity

The company's capital stock amounts to € 55.0 million, divided into 55 million registered non-par shares. Changes in the group's equity are set out in the consolidated statement of changes in equity.

27.1. Authorized capital increase

The Board of Management is authorized until May 29, 2010 to increase the company's capital stock, with the prior approval of the Supervisory Board, by up to € 5.5 million by issuing, either in a single step or in several steps, new registered shares in return for cash contributions, whereby the subscription rights of existing shareholders may be excluded (Authorized Capital I 2005).

The Board of Management is also authorized until May 29, 2010 to increase the company's capital stock, with the prior approval of the Supervisory Board, by up to € 19.25 million by issuing, either in a single step or in several steps, new registered shares in return for cash and/or non-cash contributions, whereby the subscription rights of existing shareholders may be excluded (Authorized Capital II 2005).

27.2. Conditional capital increase

The company's capital stock may be increased by up to € 19.25 million through the issue of up to 19.25 million new registered shares. The purpose of this conditional capital increase is to issue shares to owners or creditors of convertible bonds and/or bonds with warrants in accordance with the authorization granted to the company's Board of Management under a resolution passed by the Annual General Meeting on May 30, 2005.

Shares may be issued at a conversion price or warrant exercise price determined on the basis of the conditions laid down in the relevant authorization. Use was made of this authorization for a conditional capital increase on January 23, 2007 to issue a convertible bond with a total volume of € 180.0 million (see Note 30.). The capital increase is implemented only to the extent that owners or creditors of conversion rights or warrants attached to convertible bonds and/or bonds with warrants issued between May 30, 2005 and May 29, 2010 by the company or one of its direct or indirect affiliates make use of their conversion rights or warrants on the basis of a resolution passed by an extraordinary shareholders' meeting, or that owners or creditors of conversion obligations attached to convertible bonds issued by the company or one of its direct or indirect affiliates between May 30, 2005 and May 29, 2010 satisfy their conversion obligation on the basis of a resolution passed by an extraordinary shareholders' meeting, and to the extent that treasury shares are not used for this purpose. Shares issued under these conditions are entitled to participate in the distribution of profits starting in the financial year in which the conversion rights or warrants were exercised or the conversion obligations were satisfied.

### 27.3. Capital reserves

Capital reserves include premiums from the issue of shares, the equity component and proportional transaction costs of the issued convertible bond, and the fair values recorded for the Matching Stock Program. For information on the equity component of the convertible bond and the associated deferred tax assets/liabilities, transaction costs, and income tax reductions, please read the explanatory comments under Note 30. The following section provides disclosures relating to the Matching Stock Program (MSP), including information on measurement and effects.

Matching Stock Program (MSP)
To strengthen the motivation to meet business targets, the group has set up an incentive and risk-sharing instrument allowing management-level employees to participate in its share capital as part of a Matching Stock Program (MSP), which authorizes the subscription of phantom stocks. On the date of subscription to the MSP, participants must have an existing employment contract with MTU Aero Engines Holding AG or a German company in the MTU group.

When the program was launched on June 6, 2005, the group granted a defined quantity of equity instruments (phantom stock) to the participants for the duration of five years, for allocation in equal tranches over this period. In order to be granted phantom stock, it was a condition at the start of the program that MSP participants should hold their own investment in the company's share capital. Each MSP share acquired from the program authorizes the holder to subscribe for six phantom stocks per allocated tranche. As a rule, MSP shares are not subject to any restraints on disposal. MSP shares entitle the holder to participate in dividends and subscription rights.

Each tranche of allocated phantom stock is subject to a vesting period of 2 years and can be converted to taxable compensation upon achievement of the average exercise price. It is a mandatory condition that this compensation must be used to purchase shares in MTU Aero Engines Holding AG. The shares are purchased at the market price on the strike date (exercise date). They must be held for 2 years after the strike date.

Exercise conditions
A tranche of phantom stock allocated under the Matching Stock Program can be exercised when the average, non-weighted closing price of the shares in XETRA trading on the Frankfurt Stock Exchange over the 60 trading days prior to the exercise date of the phantom stocks exceeds the average, non-weighted closing price of the shares over the 60 trading days prior to the allocation of the phantom stock plus a premium of 10 % (basis price). The allocation of phantom stock is tied to the condition that the subscriber is an employee of the company.

New rules for determining the exercise price (repricing)
If the group pays a dividend to its shareholders during the period between the allocation and exercise of a tranche of phantom stock, it is entitled to reduce the basis price (exercise price) for a tranche of the Matching Stock Program by the amount of dividend paid during the duration of the tranche. The reduction in the basis price correspondingly increases the gain on the exercise. The Board of Management and Supervisory Board invoked this option for all not yet exercisable tranches of the Matching Stock Program through a resolution passed on May 23, 2007. As a consequence of this change, a new basis price was determined with immediate effect (repricing).

Accounting policy (measurement)
The fair value of the phantom stock is carried as a personnel expense on a pro rata basis and simultaneously recorded in equity (capital reserves) up to the stock's maturity (exercise date). The total expense which is to be recorded over the period to the exercise date is calculated from the fair value of the granted shares of phantom stock.

To account for the modification of the basis price (repricing), the original planning assumptions were adjusted in May 2007. The calculations were based on the following program duration assumptions, taking into account the effects of the modified rules for determining the exercise price:

Program duration assumptions

| | 2007[1] | 2006 | 2005 |
|---|---|---|---|
| Stock price change p.a. | 10.0% | 6.5% | 6.5% |
| Expected dividend increase p.a. | 5.0% | n.a. | n.a. |
| Expected volatility | 23.0% | 20.0% | 20.0% |
| Duration of each tranche | 2 years | 2 years | 2 years |
| Risk-free interest rate per tranche | 4.0%–4.4% | 2.1%–3.4% | 2.1%–3.4% |
| Fluctuation rate | 4.0% | 4.0% | 4.0% |

[1] amended contractual terms in force (repricing)

The expected volatility is determined from the average volatility of shares in comparable listed (peer-group) companies with similar business models. Dividend payments were not however taken into account when determining the fair value of shares of phantom stock.

Changes in valuations for **non-market-related exercise thresholds** (such as significant fluctuation in personnel) are considered in the assumptions relating to the expected number of exercisable shares of phantom stock. In the event that there is significant deviation between the exercise conditions assumed at the start of the program and those existing at the end of a financial year, these conditions will be adjusted so that the fair value is based on the number of ultimately exercisable equity instruments. At each balance sheet date, the company reviews the estimate of the number of shares of phantom stock through to the end of the respective exercise period for an allocated tranche for which it is likely that these could be exercised.

The impact of any changes to original estimates is taken into account in the income statement and via a corresponding adjustment to equity for the remaining period until they become non-forfeitable. No more changes to valuation are made after the strike date. No changes in valuation were made up to December 31, 2007.

**Changes in market conditions** such as variations in share price performance and price volatility, on the other hand, do not lead to a different fair value.

If a **new basis price (exercise price)** is determined during the vesting period, an adjustment must be made to account for the difference arising in the period from the modification date to the date on which the stock becomes exercisable, in addition to the expense that was originally recorded on the basis of the fair value of the phantom stock and allocated proportionately over the full program duration. The reduction in the previously determined basis price leads to an increase in personnel expenses over those recognizable under the original conditions, reflecting the higher gain on the exercise. This additional expense is recognized on the date of repricing.

The additional expense is calculated on the basis of the higher gain on the exercise (difference between the average, non-weighted closing price of the shares over the 60 trading days prior to the exercise date and the original basis price less the dividend payment) for the not yet exercisable tranches of phantom stock. The additional expense resulting from repricing, amounting to € 1.2 million in the financial year (2006: € 0.0 million), was added to the planned personnel expenses for 2007 amounting to € 0.9 million, giving a final total for personnel expenses in 2007 of € 2.1 million (2006: € 1.2 million) which was recognized in the income statement.

## Changes in phantom stock

The first tranche of phantom stock granted on June 6, 2005 became exercisable for the first time on June 6, 2007, having exceeded the (modified) exercise price. The weighted average share price on the exercise date for the phantom stock was € 45.86. In total, 421,674 shares of phantom stock were exercised, with a gain on the exercise amounting to € 21.97 per share of phantom stock. On June 6, 2007, a further 362,844 shares of phantom stock with a vesting period running until June 5, 2009 were allocated to participants of the Matching Stock Program upon allocation of the third tranche.

The table below shows the changes in granted equity instruments and the number of not yet exercisable shares of phantom stock at December 31, 2007.

Phantom stocks

| | Dec. 31, 2007 | | Dec. 31, 2006 | | Dec. 31, 2005 | |
|---|---|---|---|---|---|---|
| | Phantom stocks number | Fair value of phantom stocks in € [1] | Phantom stocks number | Fair value of phantom stocks in € [1] | Phantom stocks number | Fair value of phantom stocks in € [1] |
| **At the beginning of the year** | | | | | | |
| - Phantom stocks granted | 2,094,690 | | 2,180,130 | | | |
| **Change during the year** | | | | | | |
| - Phantom stocks granted | 71,424 | | 150,216 | | 2,180,130 | |
| - Phantom stocks forfeited | -260,952 | | -235,656 | | | |
| - Phantom stocks exercised | -421,674 | | | | | |
| **At the end of the year: Phantom stocks not yet exercisable** | 1,483,488 | 3.40 | 2,094,690 | 2.32 | 2,180,130 | 2.32 |

[1] Weighted average fair value of the tranches granted for the period 2005 – 2009 (the figures for 2007 take into account the new rules for determining the exercise price).

The average fair value of a granted equity instrument, after application of the new rules for determining the exercise price, is € 3.40 (before repricing: € 2.32) and was calculated for the remaining duration of the program after the modification date using the Black-Scholes pricing method.

Equity increased as planned through additions arising from the measurement of the Matching Stock Program and the additional personnel expenses arising from the adjusted fair value of the not yet exercisable tranches based on the modified exercise price. At the same time, equity was reduced as a result of the exercise of the first tranche in June 2007 by the amount by which the originally determined gain on the exercise amounting to € 21.97 per share of phantom stock exceeded the modified basis price (exercise price).

The basis price of the allocated phantom stock after repricing will probably amount to € 28.97 (before repricing: € 30.65) per share for the second tranche which becomes exercisable on June 6, 2008, and € 46.24 (before repricing: € 48.00) per share for the third tranche which becomes exercisable on June 6, 2009. Deviations from these figures are possible, however, given that a tranche has a duration of two years and therefore a dividend payment has had to be estimated for each year of this period. The weighted average remaining duration of contracts under the Matching Stock Program is 2 years (2006: 2.5 years). No basis prices or corridors of basis prices have yet been determined for the fourth tranche of the Matching Stock Program, to be allocated in the financial year 2008, or the fifth tranche, to be allocated in the financial year 2009, because these prices are calculated on the basis of the average closing share price (in XETRA trading) 60 trading days prior to the allocation date.

### 27.4. Revenue reserves

Revenue reserves comprise the post-acquisition and non-distributed earnings of consolidated group companies. Revenue reserves increased during the year by 135.7 % (2006: increased by 150.5 %) to € 191.9 million (2006: € 81.4 million). They were increased in 2007 by the amount of the net profit for the year of € 154.1 million (2006: € 89.1 million) and were reduced by the payment of the dividend for the financial year 2006 amounting to € 43.6 million (for the financial year 2005: € 40.2 million).

### 27.5. Treasury shares

The Annual General Meeting of April 27, 2007 authorized the company to acquire treasury shares with a par value of up to 10 percent of the company's capital stock, as applicable on the date of the resolution, during the period from April 28, 2007 through October 27, 2008, pursuant to Section 71 (1) item 8 of the German Stock Corporation Act (AktG). The Board of Management is entitled to exercise its own discretion when deciding whether to purchase these shares on the stock exchange or by means of a public offering addressed to all shareholders (or – insofar as the law permits – by a public call for offers). The equivalent value of the purchase price of these shares must not exceed or undercut the market value by more than 10 %, net of any supplementary transaction fees. In the case of shares purchased on the stock exchange, the market value on which the above calculation is based is the average share price in the closing session of XETRA trading (or a comparable successor system) during the three days immediately preceding the purchase date. In the case of shares purchased by means of a public offering addressed to all shareholders (or a public call for offers), the market value on which the above calculation is based is the average share price in the closing session of XETRA trading (or a comparable successor system) during the three days immediately preceding publication of the offering/call for offers. In the event of significant fluctuations in the share price, the Board of Management is authorized to publish a new public offering or public call for offers based on a new average share price calculated according to the same principles. If shares are purchased by means of a public offering addressed to all shareholders (or by means of a public call for offers), the volume of shares on offer may be limited. Additional conditions may be imposed in respect of the offering or call for offers. If the total volume of responses to the public offering (or the total volume of offers) exceeds this limit, the actual purchase must be proportioned in relation to the number of shares offered. Preference may be given to small lots of offered shares (up to 100 shares). Additional conditions may be imposed in respect of the offering or call for offers.

In conjunction with this authorization, the Board of Management of MTU Aero Engines Holding AG decided to buy back shares via the stock exchange. By December 31, 2007, a total of 4,383,022 shares had been acquired, representing approx. 8 % of the company's stock capital.

The repurchased treasury shares will enable the company to issue shares as part of its conversion obligations towards parties holding rights to the convertible bond, and to issue shares to participants in the Matching Stock Program (see Notes 27.3. and 30.). When the first tranche of shares allocated in connection with the Matching Stock Program became exercisable in June 2007, 112.612 shares (2006: 0 shares) were issued to program participants. Consequently, at December 31, 2007 a total of 4,270,410 treasury shares were held by MTU Aero Engines Holding AG, which had been acquired at an average share price of € 36.61. The total cost of the buyback amounting to € 156.3 million has been recognized directly in equity on the line 'treasury shares'.

As a result of the share buyback, the average weighted number of outstanding shares in 2007 was 52,295,450 (2006: 54,216,897 shares). At December 31, 2007, a total of 50,729,590 MTU Aero Engines Holding AG shares (2006: 53,349,117 shares), each with a par value of € one, were in issue and entitled to receive a dividend.

The chart below shows the change in the number of bought-back shares, the number of shares issued in June 2007 to participants in the Matching Stock Program, the balance at the beginning and end of each month, and the average weighted number of outstanding shares:

Reconciliation of average weighted number of outstanding shares

| Number of shares | 2007<br>Balance at beginning of month | Buyback exercise of MSP | Balance at end of month | 2006<br>Balance at beginning of month | Buyback | Balance at end of month |
|---|---|---|---|---|---|---|
| **Balance at January 1** | 53,349,117 | -1,650,883 | | 55,000,000 | | 55,000,000 |
| **Purchase and issue of shares** | | | | | | |
| January | 53,349,117 | | 53,349,117 | 55,000,000 | | 55,000,000 |
| February | 53,349,117 | -73,020 | 53,276,097 | 55,000,000 | | 55,000,000 |
| March | 53,276,097 | -101,258 | 53,174,839 | 55,000,000 | | 55,000,000 |
| April | 53,174,839 | | 53,174,839 | 55,000,000 | | 55,000,000 |
| May | 53,174,839 | -78,000 | 53,096,839 | 55,000,000 | -170,130 | 54,829,870 |
| June | 53,096,839 | -216,477 | 52,880,362 | 54,829,870 | -570,463 | 54,259,407 |
| June (exercise of MSP) [1] | 52,880,362 | 112,612 | 52,992,974 | 54,259,407 | | 54,259,407 |
| July | 52,992,974 | -347,246 | 52,645,728 | 54,259,407 | -238,916 | 54,020,491 |
| August | 52,645,728 | -916,992 | 51,728,736 | 54,020,491 | -270,496 | 53,749,995 |
| September | 51,728,736 | -250,460 | 51,478,276 | 53,749,995 | -235,110 | 53,514,885 |
| October | 51,478,276 | -314,504 | 51,163,772 | 53,514,885 | | 53,514,885 |
| November | 51,163,772 | -429,182 | 50,734,590 | 53,514,885 | -150,768 | 53,364,117 |
| December | 50,734,590 | -5,000 | 50,729,590 | 53,364,117 | -15,000 | 53,349,117 |
| **Share buyback/exercise of MSP** | | -4,270,410 | | | -1,650,883 | |
| **Weighted average December 31** | | | 52,295,450 | | | 54,216,897 |

[1] First tranche of the Matching Stock Program (MSP) exercised as of June 30, 2007

### 27.6. Accumulated other equity

Accumulated other equity contains adjustments arising from the currency translation of the financial statements of foreign subsidiaries and effects arising from the measurement of financial instruments that have been recognized directly in equity and which qualify for hedge accounting, including deferred tax liabilities amounting to € -8.5 million (2006: deferred tax liabilities of € -10.4 million) attributable to these hedging instruments and therefore also recognized directly in equity.

### 28. Pension provisions

Pension provisions are established for obligations arising from vested interests and current benefits paid to entitled active and former employees of the MTU Aero Engines Holding AG group and their surviving dependents. Depending on the legal, financial, and tax circumstances of the particular country, there are various systems of retirement pensions plans which, in general, are based on the length of service and salary of the employees.

A distinction is made between defined contribution plans and defined benefit plans. In the case of defined contribution plans, the company has no further obligations beyond the payment of fixed contributions to the fund.

In the case of defined benefit plans, the company has an obligation to fulfill the commitments made to active and former employees. These benefits are principally reserved for as provisions in the consolidated financial statements. In Germany, the majority of the benefit obligations concern MTU Aero Engines GmbH, MTU Maintenance Hannover GmbH, and MTU Maintenance Berlin-Brandenburg GmbH. These commitments are reserved for by way of allocations to pension provisions. There are also personal benefit plans financed by employees' contributions ("MTU kapitalPlus" accumulation account for group employees and "Pension Capital" accumulation account for group management executives).

The estimated pension obligation (defined benefit obligation) has been calculated using actuarial methods based on a number of assumptions. In addition to life expectancy assumptions, the following assumptions were made:

Additional assumptions

| | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|
| Discount factor | 5.25 % | 4.50 % | 4.25 % |
| Salary trend | 2.50 % | 2.50 % | 2.50 % |
| Pension trend | 1.75 % | 1.75 % | 1.75 % |

The market yields of high quality corporate bonds continued to rise by comparison with the previous year. For this reason, a discount of 5.25 % (Dec. 31, 2006: 4.5 %) was applied to the provisions relating to pension benefits, long-service awards and part-time early retirement working arrangements at December 31, 2007.

The salary trend reflects expected salary increases, which are estimated annually on the basis of several factors including inflation and length of service with the company.

Increases or decreases in either the present value of the defined benefit obligation or the fair value of the plan assets may lead to actuarial gains and losses due to such factors as changes in the parameters used for calculation, modified estimates of the risk associated with future pension obligations, or variances between the actual and expected return on the plan assets. Accrued actuarial gains and losses not exceeding 10 % of the present value of the obligations are not recognized.

Actuarial gains and losses that lie outside the specified 10 % 'corridor' of the defined benefit obligation are spread over the average remaining working lives of the staff from the following year onward. At December 31, 2007, there were accrued actuarial losses of € 16.3 million (2006: € 52.8 million).

Past service cost arises when a group company introduces a defined benefit plan or makes changes to the benefits under an existing plan. As part of the reorganization of its pension system, MTU withdrew the "Versorgungsregelung VO97" defined benefit plan with retroactive effect for all employees as of January 1, 2006 and replaced it with a higher-performance defined benefit plan ("MTU kapitalPlus Basiskonto"). The capital assets of the old pension plan ("VO97"), which serve as the starting basis for the new plan, represent the capitalized equivalent value of the existing pension obligation at the changeover date. Interest rate differences and structural changes in the measurement parameters for the benefit system resulted in a reduction in the defined benefit obligation on non-forfeitable vested rights taking the form of a negative past service cost amounting to € 24.0 million (2006: € 0.0 million), which was recognized in the income statement.

In the course of the reorganization of the pension system, the voluntary scheme "Versorgungskapital zur Wahl" self-financed by employees' contributions was replaced with effect from January 1, 2008 by a new scheme "MTU kapitalPlus Aufbaukonto". This did not have any impact on profit or loss.

The pension obligation determined using the 'projected unit credit method' was judged to be material and therefore for the first time offset against the plan assets (measured at fair value) of MTU München Unterstützungskasse GmbH. MTU München Unterstützungskasse GmbH meets the conditions for the existence of plan assets and is not included in the consolidated financial statements. Accounts receivable by MTU München Unterstützungskasse GmbH from the parent company in the group amounted to € 10.8 million at December 31, 2007 (Dec. 31, 2006: € 3.9 million).

Applying the accounting principles laid down in IAS 19, the funding status of pension benefits is as follows:

Change in pension obligations

| in € million | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|
| Defined benefit obligation | 403.7 | 447.7 | 442.1 |
| Fair value of plan assets | -10.8 | | |
| Net present value of obligation | 392.9 | 447.7 | 442.1 |
| Adjustments for actuarial gains (+) and losses (-) | -16.3 | -52.8 | -64.3 |
| **Carrying amount at December 31** | **376.6** | **394.9** | **377.8** |

The change in the defined benefit obligation is due principally to changes in the discount rate applied when determining the actuarial gains and losses. The amount of contributions to be credited to the plan assets from the financial year 2008 onward could not be estimated reliably at the balance sheet date. The IASs permit the four prior reporting periods to be drawn on as a comparative reference in addition to the current reporting period. At December 31, 2004 the present value of the defined benefit obligation amounted to € 385.9 million. There were no plan assets at that time. The adjustments for actuarial gains and losses amounted to € 27.0 million at December 31, 2004. The company came into existence when it was acquired by Kohlberg Kravis Roberts & Co. (KKR) from DaimlerChrysler AG in 2004, so this is the first financial year in which the extended disclosure requirements concerning the defined benefit obligation were applicable.

The change in the carrying amount of pension provisions is as follows:

Change in carrying amount of pension provisions

| in € million | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|
| Carrying amount at January 1 | 394.9 | 377.8 | 358.9 |
| Expense from pension obligations | 7.5 | 33.6 | 33.4 |
| Pension payments | -15.2 | -16.3 | -14.0 |
| Transfers to plan assets | -10.6 | | |
| Translation difference and other movements | | -0.2 | -0.5 |
| **Carrying amount at December 31** | **376.6** | **394.9** | **377.8** |
| – thereof due within one year (current) | 17.1 | 17.8 | 15.3 |
| – thereof due in more than one year (non-current) | 359.5 | 377.1 | 362.5 |
| **Carrying amount at December 31** | **376.6** | **394.9** | **377.8** |

The expense from pension obligations amounting to € 7.5 million includes the return on the plan assets of € 0.2 million (see chart 'Expense from pension obligations').

The components of the plan assets are as follows:

Change in plan assets

| in € million | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|
| Carrying amount at January 1 | | | |
| Additions | 10.6 | | |
| Expected return on plan assets | 0.2 | | |
| **Plan assets at December 31** | **10.8** | | |

An expense to pension obligations amounting to € 7.5 million (2006: € 33.6 million) arose under the MTU group's defined benefit plans and reflects the reorganization of the pension system. This expense comprises the following components:

Expense from pension obligations

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current service cost | 9.1 | 10.5 | 13.1 |
| Interest expense | 18.4 | 18.2 | 18.3 |
| Expected return on plan assets | -0.2 | | |
| Amortization of actuarial gains (-)/losses (+) | 0.5 | 1.2 | |
| Adjustments for negative past service costs | -24.0 | | |
| | 3.8 | 29.9 | 31.4 |
| Additions to pension obligations for voluntary deferred compensation scheme | 3.7 | 3.7 | 2.0 |
| **Expense from pension obligations** | 7.5 | 33.6 | 33.4 |

The expense from reversing the discounting of pension obligations is recognized in the financial result, whereas the current service cost is recognized in the income statement under the relevant costs by function.

The expected return on plan assets in the financial year 2007 totaled € 0.2 million (2006: € 0.0 million).

Expected return on plan assets

| in € million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Expected return on plan assets | 0.2 | | |
| **Return on plan assets at December 31** | **0.2** | | |

## 29. Other provisions

The personnel and social obligations mainly consist of obligations in connection with performance-related bonuses and part-time early retirement working arrangements, and restructuring measures following the introduction of single-status pay agreements (ERA). The reduction by comparison with the previous year is attributable to the phaseout of earlier part-time early retirement models.

Provisions for pending losses on onerous contracts and warranty obligations include provisions to cover the eventuality of warranty claims in connection with products sold. Additions to provisions for warranty obligations above those already existing at the beginning of the financial year amounted to € 0.6 million in 2007. MTU accrues provisions for pending losses on onerous contracts in order to account for expected losses arising from not yet completed contract production projects. These include allocations for possible obligations arising from the TP400-D6 engine program for the Airbus A400M military transporter amounting to € 44.4 million (2006: € 24.4 million). The reason for this provision is the possible imposition of penalty payments for delays in the construction of the aircraft. MTU has accrued a provision amounting to the fair value of the proportion of the contract penalty corresponding to the company's share in the program. For this reason, provisions for pending losses on onerous contracts and warranty obligations increased in the financial year 2007 by € 17.1 million (2006: € 20.6 million).

Provisions for other obligations cover a multitude of identifiable individual risks and contingent liabilities. Current provisions for other obligations includes provisions for follow-up costs amounting to € 48.5 million (2006: € 41.2 million), primarily in connection with the EJ200 program, and losses arising from the settlement of accounts amounting to € 63.1 million (2006: € 63.4 million). Non-current provisions for other obligations relate to the amortized measurement of contingent liabilities for engine programs identified and assumed in connection with the acquisition of the company by Kohlberg Kravis Roberts & Co. (KKR) from DaimlerChrysler AG. Contingent liabilities are measured in accordance with IFRS 3.48, taking cash flows into account. As in the past, obligations arising from contingent liabilities are measured on the basis of a life of between 9 and 15 years.

Other provisions comprise the following items:

Other provisions

| in € million | Dec. 31, 2007 Current Due within one year | Dec. 31, 2007 Non-current Due in more than one year | Dec. 31, 2007 Total | Dec. 31, 2006 Current Due within one year | Dec. 31, 2006 Non-current Due in more than one year | Dec. 31, 2006 Total | Dec. 31, 2005 Current Due within one year | Dec. 31, 2005 Non-current Due in more than one year | Dec. 31, 2005 Total |
|---|---|---|---|---|---|---|---|---|---|
| Tax obligations | 39.6 | | 39.6 | 2.0 | | 2.0 | 41.3 | | 41.3 |
| Personnel and social obligations | 56.6 | 5.7 | 62.3 | 56.9 | 10.5 | 67.4 | 56.7 | 12.4 | 69.1 |
| Pending losses on onerous contracts and warranty obligations | 54.2 | 13.4 | 67.6 | 36.6 | 13.9 | 50.5 | 11.0 | 18.9 | 29.9 |
| Other obligations | 131.6 | 236.2 | 367.8 | 127.7 | 236.6 | 364.3 | 99.8 | 247.4 | 347.2 |
| | 282.0 | 255.3 | 537.3 | 223.2 | 261.0 | 484.2 | 208.8 | 278.7 | 487.5 |

With the exception of the contingent liabilities for engine programs assumed in connection with the acquisition, included in other obligations, MTU expects the majority of the provisions will be utilized, in most cases within the next one to five years.

The change in the balance of **current other provisions** in 2007 is as follows:

Current provisions 2007

| in € million | Balance Jan. 1, 2007 | Translation differences | Utilized | Reversed | Allocated | Trans-ferred | Balance Dec. 31, 2007 |
|---|---|---|---|---|---|---|---|
| Tax obligations | 2.0 | -0.2 | -1.1 | | 38.9 | | 39.6 |
| Personnel and social obligations | 56.9 | | -39.2 | | 38.9 | | 56.6 |
| Pending losses on onerous contracts and warranty obligations | 36.6 | -0.1 | -3.6 | | 21.3 | | 54.2 |
| Other obligations | 127.7 | -0.1 | -35.4 | -11.9 | 52.6 | -1.3 | 131.6 |
| | 223.2 | -0.4 | -79.3 | -11.9 | 151.7 | -1.3 | 282.0 |

Change in the balance of current other provisions in 2006:

Current provisions 2006

| in € million | Balance Jan. 1, 2006 | Translation differences | Utilized | Reversed | Allocated | Balance Dec. 31, 2006 |
|---|---|---|---|---|---|---|
| Tax obligations | 41.3 | | -41.2 | | 1.9 | 2.0 |
| Personnel and social obligations | 56.7 | -0.1 | -38.7 | -0.4 | 39.4 | 56.9 |
| Pending losses on onerous contracts and warranty obligations | 11.0 | -0.3 | -2.7 | | 28.6 | 36.6 |
| Other obligations | 99.8 | -0.2 | -46.8 | -1.3 | 76.2 | 127.7 |
| | 208.8 | -0.6 | -129.4 | -1.7 | 146.1 | 223.2 |

Change in the balance of current other provisions in 2005:

Current provisions 2005

| in € million | Balance Jan. 1, 2005 | Translation differences | Disposal of Atena | Utilized | Reversed | Allocated | Trans-ferred | Balance Dec. 31, 2005 |
|---|---|---|---|---|---|---|---|---|
| Tax obligations | 9.7 | | | -8.9 | -0.5 | 41.0 | | 41.3 |
| Personnel and social obligation | 48.7 | 0.2 | -2.6 | -33.4 | -1.6 | 45.4 | | 56.7 |
| Pending losses on onerous contracts and warranty obligations | 10.9 | 0.4 | -0.5 | -3.1 | | 3.3 | | 11.0 |
| Other obligations | 87.9 | 0.1 | -0.5 | -63.3 | -1.1 | 56.5 | 20.2 | 99.8 |
| | 157.2 | 0.7 | -3.6 | -108.7 | -3.2 | 146.2 | 20.2 | 208.8 |

The change in the balance of **non-current other provisions** in 2007 is as follows:

Non-current provisions 2007

| in € million | Balance Jan. 1, 2007 | Utilized | Reversed | Allocated | Trans-ferred | Balance Dec. 31, 2007 |
|---|---|---|---|---|---|---|
| Personnel and social obligations | 10.5 | -4.8 | | | | 5.7 |
| Pending losses on onerous contracts and warranty obligations | 13.9 | -8.9 | | 8.4 | | 13.4 |
| Other obligations | | | | | | |
| Obligations from contingent liabilities | 236.6 | -0.4 | | | | 236.2 |
| | 261.0 | -14.1 | | 8.4 | | 255.3 |

Change in the balance of non-current other provisions in 2006:

Non-current provisions 2006

| in € million | Balance Jan. 1, 2006 | Utilized | Reversed | Allocated | Trans-ferred | Balance Dec. 31, 2006 |
|---|---|---|---|---|---|---|
| Personnel and social obligations | 12.4 | -2.6 | | 0.7 | | 10.5 |
| Pending losses on onerous contracts and warranty obligations | 18.9 | -5.4 | | 0.4 | | 13.9 |
| Other obligations | | | | | | |
| Obligations from contingent liabilities | 247.4 | -10.8 | | | | 236.6 |
| | 278.7 | -18.8 | | 1.1 | | 261.0 |

Change in the balance of non-current other provisions in 2005:

Non-current provisions 2005

| in € million | Balance Jan. 1, 2005 | Utilized | Reversed | Allocated | Trans-ferred | Balance Dec. 31, 2005 |
|---|---|---|---|---|---|---|
| Personnel and social obligations | 15.5 | -3.0 | -0.5 | 0.4 | | 12.4 |
| Pending losses on onerous contracts and warranty obligations | 20.3 | -1.7 | | 0.3 | | 18.9 |
| Other obligations | | | | | | |
| Obligations from contingent liabilities | 268.7 | -21.3 | | | | 247.4 |
| Other provisions | 20.9 | | | | -20.9 | |
| | 325.4 | -26.0 | -0.5 | 0.7 | -20.9 | 278.7 |

## 30. Financial liabilities

All interest-bearing obligations of MTU Aero Engines Holding AG existing at the balance sheet date are recognized under financial liabilities. They consist of the following components:

Financial liabilities 2007

| in € million | Current<br>Due within one year | Non-current<br>Due in > one and < five years | <br>Due in > five years | Total<br>Dec. 31, 2007 |
|---|---|---|---|---|
| **Bonds** | | | | |
| Convertible bond | 162.8 | | | 162.8 |
| Interest liability on convertible bond | 4.5 | | | 4.5 |
| **Liabilities to banks** | | | | |
| Revolving credit facility | 69.6 | | | 69.6 |
| Other liabilities to banks | 9.5 | 17.0 | | 26.5 |
| **Other financial liabilities** | | | | |
| Finance lease liabilities | 8.3 | 15.6 | 17.8 | 41.7 |
| Loan from the province of British Columbia to MTU Maintenance Canada | | 12.5 | | 12.5 |
| **Derivative financial liabilities** | 5.0 | 3.9 | | 8.9 |
| | 259.7 | 49.0 | 17.8 | 326.5 |

### Bonds

On January 23, 2007, MTU Aero Engines Finance B.V., Amsterdam, Netherlands, issued a convertible bond with a par value of € 180.0 million and an effective date of February 1, 2007, guaranteed by MTU Aero Engines Holding AG. The convertible bond is divided into 1,800 parts each with a par value of € 100,000 and its term to maturity runs until February 1, 2012.

The bond is convertible into registered non-par value common shares of MTU Aero Engines Holding AG. Bondholders are entitled to exercise the conversion right at any time between March 13, 2007 and January 18, 2012 in accordance with the "bond features" at a conversion price fixed at issue date of € 49.50 (not including any possible dilution of the share capital resulting from a capital increase due to conversion of capital reserves or revenue reserves, the splitting or grouping of shares, the reduction of capital or a change of control). The coupon rate is 2.75 % p.a., payable yearly on February 1 starting on February 1, 2008. Depending on changes in the share price, the bond features authorize MTU Aero Engines Holding AG to proceed with the early repayment of the convertible bond on or after February 15, 2010 – after giving the appropriate notice – at par value plus interest accrued up to the repayment date.

MTU Aero Engines Holding AG is furthermore authorized to call all remaining outstanding parts of the convertible bond for early repayment at par value plus interest accrued up to the repayment date in the event that the total par value of the outstanding parts of the convertible bond should at any time fall below the threshold of 10 % of the total par value of the originally issued bond.

The company's capital stock may be increased by up to € 19.25 million through the issue of up to 19.25 million new registered shares. The purpose of this conditional capital increase is to issue shares to owners or creditors of convertible bonds and/or bonds with warrants in accordance with the authorization granted to the company's Board of Management under a resolution passed by the Annual General Meeting on May 30, 2005. At the issue date of the convertible bond, the associated conversion rights would have theoretically corresponded to approximately 3.6 million non-par value shares of conditional capital. If these conversion rights had been exercised in the financial year 2007, earnings per share would have been reduced to € 0.11 (see Note 15.). More detailed explanatory comments concerning the conditional capital increase can be found under Note 27.2.

The convertible bond was split according to its substance into liability and equity components for the purpose of initial recognition, in accordance with the definitions of IAS 32.11. The liability component was measured at fair value, whereby transaction costs directly attributable to the bond issue were included in the calculation. The present value of all future cash flows arising from the contractual obligation (Convertible Bonds Underwriting Agreement dated January 23, 2007) was determined by applying a discount at the market interest rate of 5.425% p.a., which corresponds to the rate that MTU would have had to pay at the bond issue date.

In subsequent periods, the liability component was measured at amortized cost using the effective interest method, so that the expense over the life of the convertible bond agreement represents the reversal of the discounting at the applied rate.

The equity component of the convertible bond issue, amounting to € 17.6 million, was recognized directly in equity, taking deferred taxes into account. The proportionate amount of transaction costs allocated to the equity component, less the corresponding income tax reductions, was deducted from the equity component.

MTU has used the funds raised through the convertible bond issue to repay the principal of the high yield bond amounting to € 165.0 million, plus penalties for early repayment amounting to € 19.1 million and accumulated interest totaling € 189.6 million.

Liabilities to banks

MTU meets its financing requirements in its functional currency, the euro, principally through loans, the issue of a convertible bond, and a revolving credit facility. On the basis of this revolving credit facility, the group has access to overdraft facilities amounting to € 250.0 million made available by a consortium of banks. Within this framework, direct credit facility arrangements have been agreed with three banks, each for an amount of € 40.0 million (ancillary facilities).

At December 31, 2007 the group had drawn down € 69.6 million out of the € 120.0 million available under these bilateral banking credit facilities. Of the remaining total line of credit amounting to € 180.4 million at the balance sheet date, € 16.5 million had been drawn down as bank guarantees in favor of third parties. Any credit actually utilized is subject to interest at market index average rates plus an additional margin. Unused credit facilities are subject to a modest loan commitment fee.

As of December 31, 2007, the MTU and its affiliates had met all loan repayment and other obligations (covenants) arising from financing agreements.

Other liabilities to banks amounting to € 26.5 million (2006: € 33.4 million) relate to loans and overdraft facilities agreed by subsidiaries in favor of third parties.

Other financial liabilities

Finance lease liabilities represent obligations under finance lease arrangements that are capitalized and amortized using the effective interest method. For information on the accounting treatment of lease assets and a summary of capitalized lease assets, please refer to Notes 5.6. and 19.

The interest-free loan from the province of British Columbia to MTU Maintenance Canada Ltd., Canada, is recognized at fair value.

Derivative financial liabilities amounting to € 8.9 million (2006: € 0.0 million) are principally derived from the fair values of forward foreign exchange transactions used to hedge cash flows and forward commodity sales contracts for nickel.

The following two tables show the comparison with the previous year values of the financial liabilities:

Financial liabilities 2006

| in € million | Current<br>Due within one year | Non-current<br>Due in > one and < five years | <br>Due in > five years | Total Dec. 31, 2006 |
|---|---|---|---|---|
| **Bonds** | | | | |
| High yield bond | | | 165.0 | 165.0 |
| Interest liability high yield bond | 3.4 | | | 3.4 |
| **Liabilities to banks** | | | | |
| Revolving credit facility | 75.6 | | | 75.6 |
| Other liabilities to banks | 7.6 | 25.8 | | 33.4 |
| **Liabilities to related companies** | 0.1 | | | 0.1 |
| **Other financial liabilities** | | | | |
| Finance lease liabilities | 2.5 | 23.3 | 22.7 | 48.5 |
| Loan from the province of British Columbia to MTU Maintenance Canada | | 12.8 | | 12.8 |
| **Derivative financial liabilities** | | | | |
| | 89.2 | 61.9 | 187.7 | 338.8 |

Financial liabilities 2005

| in € million | Current<br>Due within one year | Non-current<br>Due in > one and < five years | <br>Due in > five years | Total Dec. 31, 2005 |
|---|---|---|---|---|
| **Bonds** | | | | |
| High yield bond | | | 165.0 | 165.0 |
| Interest liability high yield bond | 3.4 | | | 3.4 |
| **Liabilities to banks** | | | | |
| Revolving credit facility | 17.0 | | | 17.0 |
| Other liabilities to banks | 7.0 | | 33.5 | 40.5 |
| **Liabilities to related companies** | 0.3 | | | 0.3 |
| **Other financial liabilities** | | | | |
| Finance lease liabilities | 2.6 | 22.2 | 28.4 | 53.2 |
| Loan from the province of British Columbia to MTU Maintenance Canada | | 14.2 | | 14.2 |
| **Derivative financial liabilities** | 19.5 | 13.6 | | 33.1 |
| | 49.8 | 50.0 | 226.9 | 326.7 |

### 31. Trade payables

Trade payables

| in € million | Dec. 31, 2007 Total | Dec. 31, 2006 Total | Dec. 31, 2005 Total |
|---|---|---|---|
| Trade payables | | | |
| Third parties | 363.7 | 316.8 | 298.6 |
| Associated companies, joint ventures, other investments | 88.4 | 57.8 | 54.9 |
| Non-consolidated subsidiaries | 10.8 | 3.9 | 4.9 |
| | 462.9 | 378.5 | 358.4 |

The total amount of trade payables is due within one year. For information on the modified presentation of trade accounts payable to associated companies, joint ventures and other equity investments, please refer to Note 1.4.

### 32. Other liabilities

Other liabilities are broken down into the following categories:

Other liabilities 2007

| in € million | Current Due within one year | Non-current Due in > one and < five years | Due in > five years | Total Dec. 31, 2007 |
|---|---|---|---|---|
| Contract production | | | | |
| Advance payments received for contract production | 333.7 | 302.4 | | 636.1 |
| Accounts receivable for contract production | -94.6 | -101.8 | | -196.4 |
| Taxes payable | 11.2 | | | 11.2 |
| Social security | 2.1 | | | 2.1 |
| Employees | 52.6 | 1.3 | | 53.9 |
| Accrued interest expense | | 10.1 | | 10.1 |
| Sundry other liabilities | 20.6 | 10.3 | 2.5 | 33.4 |
| | 325.6 | 222.3 | 2.5 | 550.4 |

#### Contract production

Liabilities arising from production contracts in connection with specific engine programs make up the majority of 'other liabilities'. The accounts receivable for contract production and the advance payments received for contract production can be attributed to specific engine programs. To better reflect their economic value, accounts receivable for contract production are offset against the corresponding advance payments. If the amount of advance payments received exceeds the amount of accounts receivable due in more than 12 months, the difference is measured at fair value by application of a discount rate. The volume of accounts receivable and advance payments received that can be reliably correlated are stated on the face of the balance sheet as both receivables and liabilities.

#### Employees

Liabilities towards employees are composed of unused vacation entitlements, flexitime credits, obligations arising from part-time early retirement working arrangements and obligations arising from efficiency-improvement programs in prior periods.

Accrued interest expense

Long-term advance payments received for contract production are discounted at the prevailing market rate over the duration of financing and recognized under 'other liabilities' until the engine is delivered to the customer. Further explanatory comments can be found under Note 5.8.

Sundry other liabilities

Non-current sundry other liabilities principally comprise liabilities arising from operating lease agreements. Current sundry other liabilities cover a multitude of minor individual obligations.

The table below provides comparative information on other liabilities in 2006:

Other liabilities 2006

| in € million | Current<br>Due within one year | Non-current<br>Due in > one and < five years | <br>Due in > five years | Total<br>Dec. 31, 2006 |
|---|---|---|---|---|
| **Contract production** | | | | |
| Advance payments received for contract production | 255.9 | 281.8 | | 537.7 |
| Accounts payable for contract production | -56.9 | -69.3 | | -126.2 |
| **Taxes payable** | 16.5 | | | 16.5 |
| **Social security** | 2.6 | | | 2.6 |
| **Employees** | 57.9 | 4.5 | | 62.4 |
| **Sundry other liabilities** | 16.2 | 8.5 | 2.4 | 27.1 |
| | 292.2 | 225.5 | 2.4 | 520.1 |

The table below provides comparative information on other liabilities in 2005:

Other liabilities 2005

| in € million | Current<br>Due within one year | Non-current<br>Due in > one and < five years | <br>Due in > five years | Total<br>Dec. 31, 2005 |
|---|---|---|---|---|
| **Contract production** | | | | |
| Advance payments received for contract production | 317.3 | 113.7 | | 431.0 |
| Accounts payable for contract production | -0.4 | -42.1 | | -42.5 |
| **Taxes payable** | 5.4 | | | 5.4 |
| **Social security** | 10.9 | | | 10.9 |
| **Employees** | 43.2 | 7.1 | | 50.3 |
| **Sundry other liabilities** | 14.3 | 7.2 | 2.6 | 24.1 |
| | 390.7 | 85.9 | 2.6 | 479.2 |

The following tables list the contractually agreed (undiscounted) payments of interest and principle on the original financial liabilities and derivative financial instruments measured at fair value through profit or loss to MTU:

Repayment dates of financial liabilities

| In € million | Carrying amount Dec. 31, 2007 | Cash flows 2008 | | | Cash flows 2009 | | | Cash flows 2010 | | | Cash flows 2011 ff. | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Fixed interest | Variable interest | Principle | Fixed interest | Variable interest | Principle | Fixed interest | Variable interest | Principle | Fixed interest | Variable interest | Principle |
| Trade payables | 462.9 | | | 462.9 | | | | | | | | | |
| Bonds | 167.3 | 4.9 | | | 4.9 | | | 4.9 | | | 10.0 | | 180.0 |
| Liabilities to banks | 96.1 | | 1.2 | 79.1 | | 0.8 | 7.8 | | 0.3 | 9.2 | | | |
| Other interest-bearing liabilities | 12.6 | | | | | | | | | | | | 12.6 |
| Other interest-free liabilities | 52.0 | | | 29.1 | | | 22.9 | | | | | | |
| Derivative financial liabilities | | | | | | | | | | | | | |
| Derivatives without hedging relationship | 8.7 | | | 5.4 | | | 3.3 | | | | | | |
| Derivatives with hedging relationship | 0.2 | | | 0.2 | | | | | | | | | |
| OTHER DISCLOSURES | | | | | | | | | | | | | |
| Contingent liabilities under risk- and revenue-sharing partnerships | 73.1 | | | 73.1[1] | | | | | | | | | |
| Guarantees | 41.5 | | | 41.5 | | | | | | | | | |
| Finance lease liabilities | 41.7 | 1.0 | | 8.3 | 0.4 | | 8.1 | 0.4 | | 1.4 | 6.1 | | 23.9 |
| Other financial liabilities not within the scope of either IFRS 7 or IAS 39 | 498.9 | | | 138.2 | | | 17.2 | | 0.1 | 20.6 | | 0.3 | 328.1 |

[1] Relates to delay-related contingent liabilities arising from RRSP contracts.

Repayment dates of financial liabilities

| in € million | Carrying amount Dec. 31, 2006 | Cash flows 2007 | | | Cash flows 2008 | | | Cash flows 2009 | | | Cash flows 2010 ff. | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Fixed interest | Variable interest | Principle | Fixed interest | Variable interest | Principle | Fixed interest | Variable interest | Principle | Fixed interest | Variable interest | Principle |
| Trade payables | 378.5 | | | 378.5 | | | | | | | | | |
| Bonds | 168.4 | 5.5 | 19.1 | 165.0 | | | | | | | | | |
| Liabilities to banks | 109.0 | | 1.4 | 83.2 | | 1.3 | 6.8 | | 0.9 | 8.7 | | 0.4 | 10.3 |
| Other interest-bearing liabilities | 2.4 | | | | | | | | | | | | 2.4 |
| Other interest-free liabilities | 48.8 | | | 27.4 | | | 3.6 | | | 15.8 | | | 2.0 |
| Derivative financial liabilities | | | | | | | | | | | | | |
| Derivatives without hedging relationship | | | | | | | | | | | | | |
| Derivatives with hedging relationship | | | | | | | | | | | | | |
| OTHER DISCLOSURES | | | | | | | | | | | | | |
| Contingent liabilities under risk- and revenue-sharing partnerships | 72.2 | | | 72.2 [1] | | | | | | | | | |
| Guarantees | 34.9 | | | 34.9 | | | | | | | | | |
| Finance lease liabilities | 48.5 | 0.1 | | 2.5 | 0.1 | | 5.8 | 0.1 | | 5.8 | 11.2 | | 34.4 |
| Other financial liabilities not within the scope of either IFRS 7 or IAS 39 | 540.3 | | | 148.6 | | | 25.4 | | 0.1 | 22.4 | | 0.3 | 343.9 |

[1] Relates to delay-related contingent liabilities arising from RRSP contracts.

The statement includes all instruments in the portfolio at December 31, 2007 for which payment terms had been contractually agreed. It does not include planned estimates for future new liabilities. Amounts denominated in a foreign currency are translated at the exchange rate prevailing on the respective balance sheet date. The variable-rate interest payments on the financial instruments are based on the most recent interest rate fixed prior to December 31, 2007. Financial liabilities with no fixed repayment date and contingent liabilities (contingent liabilities arising from RRSPs and guarantees) are always assigned to cash flows on the basis of the earliest likely repayment dates. For further information concerning the stated carrying amounts, please refer to Note 38.1.

## 33. Additional disclosures relating to financial instruments

**Carrying amounts, measurement/recognition methods and fair values aggregated by category**

In the following tables, the carrying amounts of financial instruments are aggregated by category, regardless of how they are recognized and irrespective of whether or not the instruments fall within the scope of IFRS 7 or IAS 39. The presented information also includes separate amounts for each category as a function of the measurement/recognition method applied. Finally, the carrying amounts are set opposite the fair values for comparison. Notes 5.10. and 5.12. provide explanatory material on the categories of financial instruments as defined in the International Financial Reporting Standards and the accounting policies applied.

Disclosures concerning financial instruments
Carrying amounts, determination of fair value, and fair value grouped by category

| in € million | Category as defined in IAS 39/ Other category | Carrying amount Dec. 31, 2007 | Cash reserve Nominal value |
|---|---|---|---|
| ASSETS | | | |
| Other assets | | | |
| Loans and receivables | LaR | 12.2 | |
| Held-to-maturity investments | HtM | | |
| Available-for-sale financial assets | AfS | 10.1 | |
| Financial assets held for trading | FAHfT | | |
| Trade receivables | LaR | 499.2 | |
| Receivables from construction contracts | LaR | 367.5 | |
| Derivative financial assets | | | |
| Derivatives without hedging relationship | FAHfT | 9.5 | |
| Derivatives with hedging relationship | n.a. | 26.3 | |
| Cash and cash equivalents | Cash reserve | 67.3 | 49.7 |
| EQUITY AND LIABILITIES | | | |
| Trade payables | FLAC | 462.9 | |
| Bonds | FLAC | 167.3 | |
| Liabilities to banks | FLAC | 96.1 | |
| Other interest-bearing liabilities | FLAC | 12.6 | |
| Other interest-free liabilities | FLAC/n.a. | 52.0 | |
| Derivative financial liabilities | | | |
| Derivatives without hedging relationship | FLHfT | 8.7 | |
| Derivatives with hedging relationship | n.a. | 0.2 | |
| OTHER DISCLOSURES | | | |
| Contingent liability under risk- and revenue-sharing partnerships | Financial guarantees | 73.1 | |
| Guarantees | Financial guarantees | 41.5 | |
| Thereof grouped into categories as defined in IAS 39 | | | |
| Loans and receivables | LaR | 878.9 | |
| Held-to-maturity investments | HtM | | |
| Available-for-sale financial assets | AfS | 10.1 | |
| Financial assets held for trading | FAHfT | 9.5 | |
| Financial liabilities measured at amortized cost | FLAC | 790.9 | |
| Financial liabilities held for trading | FLHfT | 8.7 | |
| Finance lease liabilities | n.a. | 41.7 | |
| Financial instruments not within the scope of either IFRS 7 or IAS 39 | | 503.4 | |

Financial instruments not within the scope of either IFRS 7 or IAS 39 mainly comprise pension provisions and other liabilities arising from employee benefits accounted for in accordance with IAS 19.

| | Amount carried in balance sheet in accordance with IAS 39 | | | | Amount carried in balance sheet IAS 17 | Financial instruments not within the scope of IAS 39 or IFRS 7 | Total | Fair value Dec. 31, 2007 |
|---|---|---|---|---|---|---|---|---|
| | Measured at amortized cost | Measured at cost | Fair value recognized in equity | Fair value recognized in income statement | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | 12.2 | | | | | | 12.2 | 12.2 |
| | | | | | | | | |
| | | 10.1 | | | | | 10.1 | 10.1 |
| | | | | | | | | |
| | 499.2 | | | | | | 499.2 | 499.2 |
| | 367.5 | | | | | | 367.5 | 367.5 |
| | | | | | | | | |
| | | | | 9.5 | | | 9.5 | 9.5 |
| | | | 26.3 | | | | 26.3 | 26.3 |
| | | | | 17.6 | | | 67.3 | 67.3 |
| | | | | | | | | |
| | 462.9 | | | | | | 462.9 | 462.9 |
| | 167.3 | | | | | | 167.3 | 164.0 |
| | 96.1 | | | | | | 96.1 | 96.1 |
| | 12.6 | | | | | | 12.6 | 12.6 |
| | 41.7 | | | | 10.3 | | 52.0 | 52.0 |
| | | | | | | | | |
| | | | | 8.7 | | | 8.7 | 8.7 |
| | | | 0.2 | | | | 0.2 | 0.2 |
| | | | | | | | | |
| | | | | | | | 73.1 | 73.1 |
| | | | | | | | 41.5 | 41.5 |
| | | | | | | | | |
| | 878.9 | | | | | | 878.9 | 878.9 |
| | | | | | | | | |
| | | 10.1 | | | | | 10.1 | 10.1 |
| | | | | 9.5 | | | 9.5 | 9.5 |
| | 780.6 | | | | 10.3 | | 790.9 | 787.6 |
| | | | | 8.7 | | | 8.7 | 8.7 |
| | | | | | 41.7 | | 41.7 | 41.7 |
| | | | | | | 503.4 | 503.4 | 513.8 |

The table below provides comparative information on the carrying amounts, measurement/recognition methods and fair values aggregated by category for the financial year 2006:

Disclosures concerning financial instruments
Carrying amounts, determination of fair value, and fair value grouped by category

| in € million | Category as defined in IAS 39/ Other category | Carrying amount Dec. 31, 2006 | Cash reserve<br>Nominal value |
|---|---|---|---|
| ASSETS | | | |
| Other assets | | | |
| Loans and receivables | LaR | 14.0 | |
| Held-to-maturity investments | HtM | | |
| Available-for-sale financial assets | AfS | 5.0 | |
| Financial assets held for trading | FAHfT | | |
| Trade receivables | LaR | 400.0 | |
| Receivables from construction contracts | LaR | 266.0 | |
| Derivative financial assets | | | |
| Derivatives without hedging relationship | FAHfT | 0.5 | |
| Derivatives with hedging relationship | n.a. | 25.9 | |
| Cash and cash equivalents | Cash reserve | 102.2 | 102.2 |
| EQUITY AND LIABILITIES | | | |
| Trade payables | FLAC | 378.5 | |
| Bonds | FLAC | 168.4 | |
| Liabilities to banks | FLAC | 109.0 | |
| Other interest-bearing liabilities | FLAC | 2.4 | |
| Other interest-free liabilities | FLAC/n.a. | 48.8 | |
| Derivative financial liabilities | | | |
| Derivatives without hedging relationship | FLHfT | | |
| Derivatives with hedging relationship | n.a. | | |
| OTHER DISCLOSURES | | | |
| Contingent liability under risk- and revenue-sharing partnerships | Financial guarantees | 72.2 | |
| Guarantees | Financial guarantees | 34.9 | |
| Thereof grouped into categories as defined in IAS 39 | | | |
| Loans and receivables | LaR | 680.0 | |
| Held-to-maturity investments | HtM | | |
| Available-for-sale financial assets | AfS | 5.0 | |
| Financial assets held for trading | FAHfT | 0.5 | |
| Financial liabilities measured at amortized cost | FLAC | 707.1 | |
| Financial liabilities held for trading | FLHfT | | |
| Finance lease liabilities | n.a. | 48.5 | |
| Financial instruments not within the scope of either IFRS 7 or IAS 39 | | 547.5 | |

| | Amount carried in balance sheet in accordance with IAS 39 | | | | Amount carried in balance sheet IAS 17 | Financial instruments not within the scope of IAS 39 or IFRS 7 | Total | Fair value Dec. 31, 2006 |
|---|---|---|---|---|---|---|---|---|
| | Measured at amortized cost | Measured at cost | Fair value recognized in equity | Fair value recognized in income statement | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | 14.0 | | | | | | 14.0 | 14.0 |
| | | | | | | | | |
| | | 5.0 | | | | | 5.0 | 5.0 |
| | | | | | | | | |
| | 400.0 | | | | | | 400.0 | 400.0 |
| | 266.0 | | | | | | 266.0 | 266.0 |
| | | | | | | | | |
| | | | | 0.5 | | | 0.5 | 0.5 |
| | | | 25.9 | | | | 25.9 | 25.9 |
| | | | | | | | 102.2 | 102.2 |
| | | | | | | | | |
| | 378.5 | | | | | | 378.5 | 378.5 |
| | 168.4 | | | | | | 168.4 | 189.0 |
| | 109.0 | | | | | | 109.0 | 109.0 |
| | 2.4 | | | | | | 2.4 | 2.4 |
| | 40.2 | | | | 8.6 | | 48.8 | 48.8 |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | 72.2 | 72.2 |
| | | | | | | | 34.9 | 34.9 |
| | | | | | | | | |
| | 680.0 | | | | | | 680.0 | 680.0 |
| | | | | | | | | |
| | | 5.0 | | | | | 5.0 | 5.0 |
| | | | | 0.5 | | | 0.5 | 0.5 |
| | 698.5 | | | | 8.6 | | 707.1 | 727.7 |
| | | | | | | | | |
| | | | | | 48.5 | | 48.5 | 48.5 |
| | | | | | | 547.5 | 547.5 | 600.3 |

Cash and cash equivalents, trade receivables and contract production receivables are generally due within a relatively short time. For this reason, their carrying amounts at the balance sheet date are approximated to the fair value.

As a rule, trade payables and contract production payables are due within a relatively short time; the amounts carried in the balance sheet are approximated to the fair value.

The fair value of the convertible bond, amounting to € 192.6 million (2006: € 0.0 million), is obtained by multiplying the par value by a factor (107 %) representing the quoted share price at the balance sheet date. From this is derived a value for each conversion option of € 9.12, based on a market interest rate of 5.425 % p.a. over a period of five years, an initial exercise price of € 49.50 per conversion option, and an expected dividend payment of € 0.93 per share, payable on April 30, 2008. The equity component of the convertible bond amounts to € 33.1 million (2006: € 0.0 million), based on a total of 3,636,363 exercisable conversion options. Accordingly, the fair value of the equity component amounted to € 159.5 million (2006: € 0.0 million) at the balance sheet date. Taking into account the separately recognized interest of € 4.5 million accrued over the 11 months up to December 31, 2007, the fair value inclusive of interest amounts to € 164.0 million. The carrying amount inclusive of interest accrued over 11 months amounts to € 167.3 million. The fair value of the stock-market-listed high yield bond, repaid in early 2007, was obtained by multiplying the par value by a factor representing the quoted share price at the balance sheet date of December 31, 2006.

The table below shows the gains/losses arising from transactions involving financial instruments, aggregated by category. Interest income and expense in connection with financial assets and liabilities, which are recognized in the income statement at fair value, are not included here:

Net gain/loss on financial instruments, by category

| Aggregated by category as defined in IAS 39 | from interest | from investments | from remeasurement | | | from disposal | Net gain/loss 2007 |
|---|---|---|---|---|---|---|---|
| in € million | | | at fair value | currency translation | valuation allowances | | |
| Loans and receivables (LaR) | 2.3 | | | -9.7 | -1.0 | | -8.4 |
| Held-to-maturity investments (HtM) | | | | | | | |
| Available-for-sale financial assets (AfS) | 0.1 | 1.3 | | | | | 1.4 |
| Financial assets held for trading (FAHfT) | | | 17.6 | | | 0.2 | 17.8 |
| Financial liabilities measured at amortized cost (FLAC) | -35.3 | | -1.7 | 1.7 | | | -35.3 |
| Financial liabilities held for trading (FLHfT) | | | -14.1 | | | -6.4 | -20.5 |
| Financial instruments not within the scope of IFRS 7 or IAS 39 | 4.4 | -2.3 | | -12.8 | | | -10.7 |
| | -28.5 | -1.0 | 1.8 | -20.8 | -1.0 | -6.2 | -55.7 |

The interest portion of financial instruments is recognized under net interest expense (see Note 11.). Other components of net income or loss are recorded in MTU's financial statements under financial result on other items (Note 13.), with the exception of the expense for allowances on trade receivables, which comes under the category of loans and receivables and is recognized under selling expenses, and gains/losses arising from translation differences on trade receivables and payables, which are recognized under revenues or cost of sales respectively. The loss of € -2.3 million generated by the joint venture Pratt & Whitney Canada Customer Service Centre Europe GmbH, which is accounted for using the equity method, is recognized under 'profit/loss of companies accounted for using the equity method' (Note 12.).

#### Explanatory comments relating to net interest expense

The net interest expense on financial liabilities classified as financial liabilities measured at amortized cost (a negative expense of € -28.5 million) mainly comprises interest expenses attributable to the convertible bond, expenses in connection with the early repayment of the high yield bond, and other financial liabilities. It also includes interest income from the discounting of loan commitments.

#### Explanatory comments relating to equity investments

The financial result on other items includes profit/loss of companies accounted for using the equity method (Note 12.) in addition to profit/loss of associated companies and of other equity investments (Note 13.).

#### Explanatory comments relating to measurement subsequent to initial recognition

#### Measurement of fair value

Financial instruments measured at fair value mainly comprise securities transactions, exchange rate gains and losses on ineffective currency hedging transactions, and losses arising from the measurement of interest rate derivatives.

#### Currency translation

Losses from the currency translation of financial instruments classified as loans and receivables amounting to € -9.7 million are mainly attributable to exchange rate gains and losses arising from the measurement of trade receivables and payables.

The exchange rate losses stated for financial instruments not within the scope of IFRS 7 or IAS 39 are largely attributable to the translation of currency holdings denominated in U.S. dollars.

#### Explanatory comments relating to disposals

The net loss from disposal of instruments classified as financial liabilities held for trading relates to securities recognized as current assets sold shortly before the end of the financial year 2007.

The following table provides comparative information on the effect of transactions involving financial instruments, aggregated by category, in 2006.

Net gain/loss on financial instruments, by category

| Aggregated by category as defined in IAS 39 | from interest | from investment | from remeasurement | | | from disposal | Net gain/loss 2006 |
|---|---|---|---|---|---|---|---|
| in € million | | | at fair value | currency translation | valuation allowances | | |
| Loans and receivables (LaR) | 0.7 | | | -3.1 | -0.9 | | -3.3 |
| Held-to-maturity investments (HtM) | | | | | | | |
| Available-for-sale financial assets (AfS) | | 1.3 | | | | -0.3 | 1.0 |
| Financial assets held for trading (FAHfT) | | | 10.2 | | | | 10.2 |
| Financial liabilities measured at amortised cost (FLAC) | -44.1 | | | 1.0 | | | -43.1 |
| Financial liabilities held for trading (FLHfT) | | | -2.5 | | | | -2.5 |
| Financial instruments not within the scope of IFRS 7 or IAS 39 | 23.2 | | | -3.0 | | | 20.2 |
| | -20.2 | 1.3 | 7.7 | -5.1 | -0.9 | -0.3 | -17.5 |

## 34. Income tax liabilities

Income tax liabilities 2007

| in € million | Due in more than one year | Total Dec. 31, 2007 |
|---|---|---|
| Deferred tax liabilities | 269.8 | 269.8 |
| | 269.8 | 269.8 |

Income tax liabilities 2006

| in € million | Due in more than one year | Total Dec. 31, 2006 |
|---|---|---|
| Deferred tax liabilities | 307.2 | 307.2 |
| | 307.2 | 307.2 |

Income tax liabilities 2005

| in € million | Due in more than one year | Total Dec. 31, 2005 |
|---|---|---|
| Deferred tax liabilities | 250.6 | 250.6 |
| | 250.6 | 250.6 |

Analysis of deferred taxes

| | Deferred tax assets | | | Deferred tax liabilities | | |
|---|---|---|---|---|---|---|
| in € million | Dec. 31,2007 | Dec. 31, 2006 | Dec. 31, 2005 | Dec. 31,2007 | Dec. 31, 2006 | Dec. 31, 2005 |
| Intangible assets | 0.7 | 0.6 | 0.4 | 235.3 | 305.7 | 312.8 |
| Property, plant and equipment | 3.9 | 4.8 | 4.1 | 99.9 | 124.8 | 134.4 |
| Financial assets | 1.9 | 1.2 | 1.0 | | | |
| Inventories | 1.0 | 0.8 | 3.2 | 21.5 | 28.9 | 22.4 |
| Receivables and other assets | 6.3 | 2.6 | 1.1 | 17.4 | 17.6 | 8.7 |
| Provisions | 112.0 | 166.5 | 194.3 | 1.3 | 0.9 | 0.9 |
| Equity portion of convertible bond | | | | 5.7 | | |
| Special taxed reserves | | | | 4.2 | 5.3 | |
| Forward foreign exchange contracts | | | 10.2 | 8.5 | 10.4 | |
| Liabilities | 7.2 | 16.1 | 19.5 | 5.9 | 0.2 | 1.8 |
| Tax losses carried forward | 18.4 | 17.7 | 19.5 | | | |
| Valuation allowance [1] | -20.8 | -22.3 | -22.7 | | | |
| Offset of assets and liabilities | -129.9 | -186.6 | -230.4 | -129.9 | -186.6 | -230.4 |
| | 0.7 | 1.4 | 0.2 | 269.8 | 307.2 | 250.6 |

[1] Concerns primarily MTU Maintenance Canada Ltd., Canada and die MTU Aero Engines North America Inc., U.S.A.

Tax claims and liabilities with regard to the same fiscal authorities are offset against one another insofar as they relate to identical types of tax with matching payment conditions.

See Note 14. for a summary of current and deferred tax liabilities arising from the balance sheet items detailed in the above table and for a tax reconciliation showing the difference between the expected tax expense and the effective tax expense.

# IV. Other disclosures

**35. Measurement of the recoverable amount of reporting segments to which goodwill has been attributed**

In accordance with the accounting policies stated in the preceding texts, the group tests goodwill for impairment annually. The value in use of each of the two business segments – commercial and military engine business (OEM) and commercial maintenance business (MRO) – at June 30, 2007 was calculated in order to determine their respective recoverable amounts. The recoverable amount determined for each business segment was compared with the corresponding carrying amount.

These calculations are based on the planned EBIT for each of the two business segments. The future free cash flows are then derived from an analysis of possible changes to the planned cash flows, in respect of both the amount and the timing. Cash inflows and outflows are planned without reference to financing activities or taxation.

The variables that enter into the calculation of weighted average cost of capital (WACC) before tax are:
- risk-free base interest rate,
- entrepreneurial risk (market risk premium multiplied by a beta coefficient based on peer group analysis),
- perpetuity divided by discount rate less growth rate,
- costs of debt capital and
- the group's capital structure

The table below shows the carrying amounts and values in use of the segments tested for impairment, together with the assumptions on which the impairment tests were based:

Basis and parameters for goodwill impairment test

| | OEM Commercial and military engine business | | | MRO Commercial maintenance | | |
|---|---|---|---|---|---|---|
| in € million | 2007 | 2006 | 2005 | 2007 | 2006 | 2005 |
| Carrying amount | 958 | 700 | 660 | 518 | 352 | 336 |
| Value in use | 1,444 | 926 | 1,323 | 907 | 630 | 575 |
| Nonscheduled depreciation | n.a. | n.a. | n.a. | n.a. | n.a | n.a. |
| Annual revenue growth rate in planning period in % | -0.7 to 7.7 | -1.0 to 7.7 | 2.9 to 7.2 | 8.4 to 11.4 | 6.4 to 8.8 | 6.8 to 10.2 |
| EBITDA margin in planning period in % | 15.3 to 16.4 | 11.0 to 13.2 | 8.5 to 13.5 | 6.2 to 13.8 | 9.2 to 10.0 | 7.7 to 9.6 |
| Capital expenditure ratio in planning period in % | 4.6 to 6.1 | 2.7 to 3.3 | 2.8 to 4.2 | 2.8 to 3.5 | 1.6 to 3.8 | 1.6 to 3.2 |
| Length of planning period | 3 years | 5 years | 5 years | 3 years | 5 years | 5 years |
| Annual revenue growth rate after end of planning period (perpetuity) in % | 1 | 1 | 1 | 1 | 1 | 1 |
| Discount rate (before tax) in % | 13.8 | 14.4 | 12.4 | 13.5 | 13.6 | 12.3 |

The weighted average cost of capital (WACC) before tax used to determine the value in use was 13.8 % (2006: 14.4 %) for the commercial and military engine business, and 13.5 % (2006: 13.6 %) for the commercial maintenance business. A growth rate of 1 % was subtracted from the above discount rate to determine the present value of the perpetuity.

The detailed forecasting period for the projected EBIT and cash flow figures covers the three-year period from 2007 to 2009 for which detailed operating forecasts were available. The annual revenue growth rate of the perpetuity after the end of this planning period was extrapolated from these figures on the basis of sustainable cash flows. For both market segments, these cash flows were determined with reference to projected earnings before interest and tax (EBIT) for the ultimate year of the planning period (2009), assuming a sustainable reinvestment ratio for intangible and tangible assets.

The calculations present no indications at the present time which could lead us to the conclusion that the carrying amounts for the commercial and military engine business and the commercial maintenance business might exceed the recoverable amount for the respective business segment.

### 36. Sensitivity analysis of goodwill

The group makes estimations and assumptions relating to future events and conditions. These estimations and assumptions, which imply a significant risk in the form of possible major adjustments to the carrying amounts of assets and liabilities during the next financial year, are discussed in the following sections. A sensitivity analysis was carried out to determine the possible impact that a sustainable reduction in planned earnings before interest and tax (EBIT) might have on the goodwill amounts allocated to each of the two segments. This analysis included sensitivity factors affecting the calculation of the weighted average cost of capital (WACC). On the basis of this analysis, we concluded that, even if certain key assumptions should deviate from a realistic assessment of the situation, there would still not be any necessity to recognize an impairment loss on goodwill.

Assuming a weighted average cost of capital (WACC) of approximately 14 %, the sensitivity analysis concluded that this would not result in any necessity to recognize an impairment loss on goodwill, even in the event of a long-term reduction in EBIT ranging to 20 % below the earnings forecast established by management for either of the two business sectors.

Goodwill sensitivity factors 2007

| Calculated impairment loss in € million for EBIT planning variance of x% | WACC | EBIT planning variance in % (plan = 0 %) | | | | |
|---|---|---|---|---|---|---|
| | | -30 % | -20 % | -10 % | 0 % | +10 % |
| Market segment | | | | | | |
| Commercial and military engine business (OEM) | 14.0 % | -188 € | none | none | none | none |
| Commercial maintenance (MRO) | 14.0 % | none | none | none | none | none |

Goodwill sensitivity factors 2006

| Calculated impairment loss in € million for EBIT planning variance of x% | WACC | EBIT planning variance in % (plan = 0 %) | | | | |
|---|---|---|---|---|---|---|
| | | -30 % | -20 % | -10 % | 0 % | +10 % |
| Market segment | | | | | | |
| Commercial and military engine business (OEM) | 14.0 % | -22 € | none | none | none | none |
| Commercial maintenance (MRO) | 14.0 % | none | none | none | none | none |

37. Risk management and derivative financial instruments

Principles of risk management

MTU is exposed to credit risks, market risks, and liquidity risks with respect to its assets, liabilities and forecast transactions. The objective of financial risk management is to minimize these risks by means of current financing-related activities. This involves the use of selected hedging instruments, depending on the estimated degree of risk exposure. Hedging is principally used to ward off risks affecting the group's cash flow. Hedging transactions to minimize credit risk are concluded exclusively with banking institutions possessing a credit rating of A- or better.

The group's basic financial policy guidelines are defined at annual intervals by the Board of Management and monitored by the Supervisory Board. The responsibility for implementing the agreed financial policy and performing ongoing risk management lies with the group's Treasury Board. Certain transactions require the prior approval of the Board of Management, whose members are kept regularly informed of the extent and amount of current risk exposure.

Types of risk


Types of risk
Credit risk
Market risk
Liquidity risk
Currency risk
Interest rate risk
Price risk
Equity risk
Commodities risk
Other risks
Risk concentration/Sensitivity

37.1. Credit risk

MTU is exposed to a number of credit risks arising from its operating and financing activities. Outstanding payments in connection with operating activities are constantly monitored on a decentralized basis, i.e. by the business segments. Credit risk is accounted for by means of specific and general allowances. The consortium leaders in the commercial engine and spare parts businesses have extensive receivables management systems in place.

In the commercial MRO business, the responsible MTU departments track open accounts receivable in short cycles. Before a deal is finalized, potential risks are assessed and any necessary precautions are taken.

In the case of derivative financial instruments, the group is also exposed to a credit risk which arises as a result of contract partners not fulfilling contractual agreements. In the context of financing activities, this credit risk is diminished by ensuring that business is conducted only with partners with a credit rating of A- or better. For this reason, the general credit risk resulting from derivative financial instruments used is not considered to be significant.

There are no indications of any concentrations of credit risk arising from business relations, individual debtors, or groups of debtors.

The maximum credit risk is represented on the one hand by the carrying amounts of the financial assets recognized in the balance sheet (including derivative financial instruments with a positive fair value). In this case, there are no material agreements existing at the balance sheet date which could reduce the maximum credit risk (for instance, an offset agreement). On the other hand, MTU is exposed to a liability risk and hence potential credit risk as a result of obligations assumed in connection with risk- and revenue-sharing partnerships and the associated contingent liability. At the balance sheet date, proportionate shares of contingent liability under risk- and revenue-sharing partnerships totaled a nominal amount of € 73.1 million (2006: € 72.2 million). In addition to these contingent liabilities, the group also held guarantees issued for group companies amounting to € 41.5 million (2006: € 34.9 million).

Commercial engine business
Transactions in the commercial engine business with key customers in the framework of risk- and revenue-sharing partnerships are subject to special creditworthiness monitoring, because transactions with these partner companies represent a substantial part of the total risk exposure. After volume production of an engine has ceased, there is a risk that expected spare parts sales might not be realized.

Military engine business
A number of different European countries award engine development and production contracts to MTU via the consortia of which it is a member. Here there is a possibility that unit volumes may be reduced or entire production batches of an engine may be cancelled. MTU is additionally exposed to the risk of loss of sustainable spare parts sales.

Commercial maintenance business
Accounts receivable, especially those from airlines, are secured by a supplementary credit insurance covering approximately 30 % of the outstanding amount on each contract. Any excess receivable amount over and above that covered by the credit insurance thus represents a credit risk.

37.2. Market risks

37.2.1. Currency risk

MTU's currency risk exposure results from its operating activities. Currency risk as defined by IFRS 7 arises from financial instruments of a monetary nature denominated in a foreign currency other than the functional currency; translation differences resulting from the translation of annual financial statements into the group's functional currency are not included. All non-functional currencies in which MTU contracts financial instruments are considered to be relevant risk variables. This principally means the U.S. dollar (USD), and to a lesser extent the Canadian dollar (CAD) and the Chinese yuan (CNY).

Hedging strategy
MTU employs currency derivatives to hedge future cash flows subject to fluctuating exchange rates, and hence minimize currency risk. In doing so, MTU complies with the strict requirements of IAS 39 concerning hedge accounting. The derivatives in question are forward foreign exchange contracts that form part of an effective cash flow hedging relationship, as defined by IAS 39, to hedge exposure to variability in cash flows due to exchange rate fluctuations. Changes in the exchange rate of the currency in which the effectively hedged transactions are denominated have an impact on the fair value of these transactions and hence on the hedge reserve recognized in equity. The ineffective portion of the change in value of the hedging instrument is recognized in the income statement under 'financial result on other items'. If, contrary to standard practice at MTU, an instrument does not qualify for hedge accounting, then the change in fair value of the hedging transaction is also recognized in the income statement. A certain residual currency risk remains open to exposure, however, since the group's internal policy guidelines only prescribe the hedging of the most significant, individually identified cash flows. The volume of payment cash flows hedged by means of currency derivatives amounts to approximately 75 % of total payment cash flows.

At December 31, 2007, MTU held forward foreign exchange contracts for a contractual period up to February 2009 to sell a nominal volume of U.S. $ 305.0 million (which translates to € 207.2 million at the exchange rate prevailing at the balance sheet date) at futures rates for a total of € 233.5 million. Changes in the fair value of the forward foreign exchange contracts amounted to a gain of € 2.1 million in 2007 (2006: € 30.5 million). A gain of € 28.8 million (2006: a loss of € -1.9 million) from effective forward foreign exchange contracts realized in the financial year was recycled from equity to revenues. The total amount of the ineffective portion of the fair value of hedging transactions in 2007 was recognized in the financial result as a gain of € 1.7 million (2006: a loss of € -0.4 million). At December 31, 2007, net of deferred taxes, fair value gains on forward foreign exchange contracts amounting to € 17.6 million (2006: € 15.5 million) were recognized directly in equity (see consolidated statement of changes in equity).

At December 31, 2007, MTU had hedged cash flows (underlying transactions) amounting to € 305.0 million for the period 2008 - 2009 (2006 for the period 2007 - 2009: € 720.0 million) by means of forward foreign exchange contracts. The graph below shows the changing balance of the U.S. dollar hedge reserve based on forward foreign currency transactions together with its planned utilization as a hedge against currency risk for forecast cash inflows over the next few years.

On the basis of the increases and decreases in the hedge reserve in 2007, the graph illustrates how changes in the fair value of the effective portion of open financial instruments (forward foreign exchange contracts) are recognized directly in equity, while changes in the fair value of the ineffective portion of the financial instruments are recognized in the income statement under 'financial result on other items'. When the contracts become due, the effective portion of the financial instruments is recognized in revenues, while the ineffective portion is recognized under 'financial result on other items'.

Change in U.S. dollar hedge reserve based on forward foreign currency transactions at December 31, 2007, with comparative amounts for the previous years

| | Hedge reserve [2] in U.S. $ million | | | | Effect on 2007 balance sheet/Income statement € million | | |
|---|---|---|---|---|---|---|---|
| | | | | | Balance [1] sheet | Income statement | |
| | 2005 | 2006 | 2007 | | Equity | Revenues | Financial result on other items |
| Balance Jan. 1 | 355.0 | 560.0 | 720.0 | | 15.5 | | |
| Increase | 490.0 | 615.0 | 85.0 | Change in FV of effective portion of financial instruments (potential gains) | 2.1 | | |
| | | | | Ineffective portion of financial instruments (potential gains/losses) | | | -0.3 |
| Decrease | -285.0 | -455.0 | -500.0 | Reclassification of ineffective portion of financial instruments (retrospective gains) | | | 2.0 |
| | | | | Reclassification of ineffective portion of financial instruments (retrospective losses) | | | 0.0 |
| | | | | Reclassification of effective portion of financial instruments (retrospective gains) | | 28.8 | |
| | | | | Reclassification of effective portion of financial instruments (retrospective losses) | | 0.0 | |
| Balance Dec. 31 | 560.0 | 720.0 | 305.0 | | 17.6 | 28.8 | 1.7 |
| Year | Allocation [3] | | | | | | |
| 2006 | 380.0 | | | | | | |
| 2007 | 180.0 | 500.0 | | | | | |
| 2008 | | 210.0 | 275.0 | | | | |
| 2009 | | 10.0 | 30.0 | | | | |
| Total | 560.0 | 720.0 | 305.0 | | | | |

[1] Amounts shown net of deferred taxes
[2] Transactions completed in U.S. $
[3] Amount of hedge reserve allocated for use in subsequent years, in € million

There are no forecast transactions for which cash flow hedges were recognized in prior periods that are not expected to occur.

As a further element of its risk management strategy, MTU employs the following derivative financial instruments which do not form part of a hedging relationship as defined by IAS 39.

### Currency option transactions

This type of transaction (commonly referred to as "plain vanilla options") enables MTU to sell a defined quantity of U.S. dollars at agreed euro exchange rates on a range of different dates. The risk of loss from these transactions is limited to the premiums that have already been paid.

In addition to plain vanilla options, the group also holds structured products as a currency hedge that allow a minimum quantity of U.S. dollars to be sold at fixed exchange rates. These products present the risk that if the value of the euro should fall against the U.S. dollar the group will be obliged to sell a greater quantity of U.S. dollars at the previously agreed exchange rate.

### Currency swaps

A currency holding of a fixed amount of U.S. dollars was sold at the end of November 2007 at the daily rate. The same U.S. dollar amount was repurchased on January 10, 2008 at a previously agreed, fixed exchange rate that differed only marginally from the earlier selling rate. This swap is not material to MTU from the point of view of risk. There is no further currency risk beyond that of the currency holding.

Currency risks that do not affect the group's cash flows (risks arising from the currency translation of the assets and liabilities of foreign group entities) are not hedged, because the risk involved is insignificant.

### Sensitivity analysis

As part of the disclosures about market risk, IFRS 7 requires a sensitivity analysis showing the effects of hypothetical changes in relevant risk variables on profit and loss and equity. The periodic effects are determined by applying the hypothetical changes in the risk variables to the financial instruments held at the balance sheet date. This implies the assumption that the holding at the balance sheet date is representative of the whole year.

A large proportion of the non-derivative financial instruments (trade receivables and payables, finance lease liabilities) are invoiced in U.S. dollars and therefore have an impact on net profit for the year and equity, as a result of exchange rate parities. All other non-derivative financial instruments are denominated in the functional currency and are hence not included in the exchange rate sensitivity analysis.

The equity instruments held by the group are not of a monetary nature, and so consequently do not present a currency risk as defined by IFRS 7.

### Exchange rate sensitivity

If it is assumed that the exchange rate of the euro to the U.S. dollar had been 10 % higher or lower than the actual closing rate on December 31, 2007, the sensitivity analysis based on this assumption produces the following hypothetical effects on net profit for the year and equity:

Exchange rate sensitivity

| In € million | 2007 | | 2006 | |
|---|---|---|---|---|
| Exchange rate sensitivity €/USD | +10 % | -10 % | +10 % | -10 % |
| Closing exchange rate Dec. 31, 2007: 1.47 (Dec. 31, 2006: 1.32) | 1.32 | 1.62 | 1.19 | 1.45 |
| Net profit for the year [1] | -12.0 | 7.6 | 5.0 | -4.1 |
| Equity [1] | -19.0 | 15.3 | -43.8 | 30.2 |
| thereof: hedge reserve (fair value) [1] | -15.8 | 12.7 | -39.4 | 26.8 |

[1] net of taxes

37.2.2. Interest rate risk

MTU is exposed to interest rate risk principally in the euro zone, and to a lesser extent in Canada, China and the United States. To minimize the effects of interest rate fluctuations in these regions, MTU manages interest rate risk separately for net financial liabilities denominated in euros, Canadian dollars, Chinese yuan, and U.S. dollars.

MTU has access to overdraft facilities in the form of a revolving credit facility (RCF) amounting to € 250.0 million made available by a consortium of banks. Within this framework, direct credit facility arrangements have been agreed with three banks, each for an amount of € 40.0 million (ancillary facilities). At December 31, 2007 the group had drawn down € 69.6 million out of the € 120.0 million available under these bilateral banking credit facilities. Of the remaining total line of credit amounting to € 180.4 million at the balance sheet date, € 16.5 million had been drawn down as bank guarantees in favor of third parties. Any credit actually utilized is subject to interest at market index average rates plus an additional margin. Unused credit facilities are subject to a modest loan commitment fee. As of December 31, 2007, MTU and its affiliates had met all loan repayment and other obligations (covenants) arising from financing agreements.

MTU also employs the following derivative financial instruments which do not form part of a hedging relationship as defined by IAS 39. Changes in the fair value of the derivatives embedded in these financial instruments have an affect on the financial result on other items, and hence on net profit for the year and equity.

U.S. dollar interest rate swaps

The purpose of interest rate swaps is to reduce exposure to interest rate fluctuations. This financial instrument involves swapping variable-rate U.S. dollar interest income on U.S. dollar bank deposits for fixed-rate U.S. dollar interest income over a period of two years. This type of transaction is of a purely financial nature and consequently presents no additional currency risk, even if it does present a minor interest rate risk.

Constant maturity swaps (CMS)

This type of financial instrument is used to swap short-term interest for long-term interest. MTU pays interest to the counterparty at the short-term rate and receives interest at the rate for long-term deposits. The minimum deposit required to benefit from this type of transaction is € 120 million. The contractual period is 10 years. This swap instrument is paired with a second financial instrument for the same amount (€ 120 million), which swaps long-term interest for short-term interest. The contractual period in this case is 3 years. Inverse changes in the yield curve over the long term could have a negative impact on the fair value of this financial instrument.

Sensitivity analysis

IFRS 7 requires the presentation of interest rate risk in the form of a sensitivity analysis. This demonstrates the effects of changes in market interest rates on interest payments, interest income and expense, other income statement items, net profit for the year, and equity. The interest rate sensitivity analysis is based on the following assumptions:

Change in the market interest rate of non-derivative financial instruments bearing interest at a fixed, normal rate only have an effect on net profit and equity if these financial instruments are classified as 'at fair value through profit or loss' or were so designated at initial recognition. Consequently, all fixed-interest financial instruments measured at amortized cost have no effects on net profit and equity that must be accounted for. There may be a possible effect on net profit in the event of early repayment or maturity, resulting from the difference between carrying amounts and fair values, which is disclosed in the notes (see also the explanatory comments relating to the convertible bond).

Changes in the market interest rate of financial instruments that have been designated as hedging instruments for the purposes of a cash flow hedge to reduce exposure to variations in payment due to interest rates have an impact on the hedge reserve in equity and are therefore included in the sensitivity analysis. Consequently, financial instruments that do not form part of a hedging relationship as defined by IAS 39 can have an effect on the 'financial result on other items' (adjustment of fair value of derivative instruments). These effects are therefore also taken into account in the relevant sensitivity analysis.

The currency derivatives used by the group are only subject to an insignificant interest rate risk, and are therefore not included in the sensitivity analysis.

Interest rate sensitivity
In the financial year 2007, an average of 75% (2006: 70%) of the group's net financial liabilities denominated in euros bore interest at a fixed rate. This average is representative for the whole year.

If it is assumed that the market interest rate at December 31, 2007 had been 100 base points higher or lower, the sensitivity analysis based on this assumption produces the following hypothetical effects on net profit for the year and equity:

Interest rate sensitivity

| in € million | 2007 | | 2006 | |
|---|---|---|---|---|
| Interest rate sensitivity in PVBP [1] | +100 | -100 | +100 | -100 |
| Net profit for the year [2] | -4.5 | 5.2 | 0.2 | 0.1 |
| Equity [2] | 0.0 | 0.0 | 0.0 | 0.0 |

[1] PVBP = present value of a basis point
[2] net of taxes

37.2.3. Price risk

In connection with the presentation of market risk, IFRS 7 also requires disclosure of the effects that hypothetical changes in risk variables relating to prices and the fair value of financial instruments might have on net profit for the year and equity. The risk variables of most relevance in this context are the quoted MTU share price, as a factor influencing the conversion option threshold for the convertible bond (see explanatory comments below) and forward commodity sales contracts for nickel alloys.

Convertible bond
On January 23, 2007, MTU Aero Engines Holding AG issued a convertible bond with a par value of € 180.0 million and an effective date of February 1, 2007. The convertible bond is divided into 1,800 parts each with a par value of € 100,000 and has a term to maturity of five years. The bond is convertible into registered non-par value common shares of the company corresponding to a proportionate amount (€ 1 per share) of the company's total share capital and possessing full dividend rights. At a conversion price of € 49.50, the conversion ratio at issue date was 2,020.20. The coupon rate is fixed at 2.75%, payable yearly on February 1. The present value of future cash flows arising from the contractual obligation was calculated by applying a discount rate equivalent to the 5.425% market interest rate that the company would have had to pay if it had issued a non-convertible bond.

The expense over the convertible bond's term to maturity consists of the present value calculated as above, discounted at the applied market interest (measured at amortized cost using the effective interest method). As a result of changes in the yield curve, the fixed coupon rate of the convertible bond may present an interest rate risk, which ultimately represents a market-related fair value risk, out of which differences might arise between the carrying amount and the fair value of the equity portion of the convertible bond at the balance sheet date.

The possible effect on net profit in the event of early repayment or maturity is represented by the difference between the carrying amount of € 167.3 million and the fair value of € 164.0 million, as disclosed in the notes. For an explanation of the reduced fair value, please refer to Note 33.

Forward commodity sales contracts
To minimize the risk of increasing commodity prices for the necessary quantity of nickel, forward commodity sales contracts for nickel have been concluded with banking institutions. The fair value changes arising from these forward commodity sales contracts are recognized under 'financial result on other items' (see Note 13.).

Price sensitivity
If it is assumed that the market price of forward commodity sales contracts for nickel had been 10 % higher or lower, the sensitivity analysis based on this assumption produces the following hypothetical effects on net profit for the year and equity:

Price sensitivity

| in € million | 2007 | | 2006 [2] | |
|---|---|---|---|---|
| Market price sensitivity | +10 % | -10 % | +10 % | -10 % |
| Net profit for the year [1] | 1.7 | -1.7 | n.a. | n.a. |
| Equity | 0.0 | 0.0 | n.a. | n.a. |

[1] net of taxes
[2] no forward sales contracts for nickel in 2006

## 37.3. Liquidity risk

Liquidity risk management is the responsibility of the Treasury Board. The controlling process is based on an analysis of all future cash flows according to business units, product, currency and location. The process includes the monitoring and limitation of aggregated cash outflow and cash borrowing. Observed parameters include diversification effects and customer concentration. To guarantee MTU's solvency and financial flexibility at all times, a liquidity reserve consisting of lines of credit and, where necessary, cash and cash equivalents, is kept available. Transactions in connection with financing activities are conducted exclusively with partners who have an excellent credit rating, and creditworthiness is continuously monitored. Outstanding payments in connection with operating activities are monitored on an ongoing basis. General and specific allowances are used to account for the risk of nonpayment (see Note 22.).

The group's lines of credit consist of a revolving credit facility for an amount of € 250.0 million made available by a consortium of banks in conjunction with agreements that run to March 24, 2010. Within this framework, direct credit facility arrangements have been agreed with three banks, each for an amount of € 40.0 million (ancillary facilities). The funds raised through these lines of credit are generally intended to finance investment in production facilities and are not covered by collateral. At December 31, 2007 the group had drawn down € 69.6 million under these bilateral banking credit facilities. Of the remaining € 180.4 million available at the balance sheet date, € 16.5 million had been drawn down as bank guarantees in favor of third parties. As of December 31, 2007, MTU and its affiliates had met all loan repayment and other obligations (covenants) arising from financing agreements. The availability of spare borrowing capacity amounting to € 163.9 million through the unused part of these lines of credit increases the scope and flexibility of the group's financing opportunities.

The maximum default risk is represented by the carrying amounts of the financial assets recognized in the balance sheet (including derivative financial instruments with a positive fair value). Irrespective of existing collateral, the amount stated for the financial assets specifies the maximum default risk pertaining to the case in which a customer, risk- and revenue-sharing partner, consortium, or similar entity is unable to meet its contractual payment obligations. In order to minimize default risk, depending on the form of payment and amount being serviced, payment arrangements underlying the original financial instrument are secured by collateral as required, credit rating information is obtained, or historical data from the existing business relationship (and in particular payment patterns) are used to avoid payment defaults.

MTU is also exposed to default risk through contingent liabilities and other financial obligations (see Note 38.).

## 38. Contingent liabilities and other financial obligations

### 38.1. Contingent liabilities

The group has contingent liabilities of € 112.6 million (2006: € 105.0 million). The gross figure represents the total amount of liability, whereas the net amount is reduced by the provisions set aside to cover the liability.

Contingent liabilities 2007

| in € million | Provisions | Dec. 31, 2007 Gross | Net |
|---|---|---|---|
| I. Contingent liability under risk- and revenue-sharing partnerships | | | |
| GE | 0.2 | 18.8 | 18.6 |
| IAE | 1.5 | 28.0 | 26.5 |
| PWA | 0.3 | 26.3 | 26.0 |
| | 2.0 | 73.1 | 71.1 |
| II. Guarantees issued for subsidiaries | | 41.5 | 41.5 |
| | 2.0 | 114.6 | 112.6 |

Contingent liabilities 2006

| in € million | Provisions | Dec. 31, 2006 Gross | Net |
|---|---|---|---|
| I. Contingent liability under risk- and revenue-sharing partnerships | | | |
| GE | 0.2 | 24.7 | 24.5 |
| IAE | 1.7 | 33.3 | 31.6 |
| PWA | 0.2 | 14.2 | 14.0 |
| | 2.1 | 72.2 | 70.1 |
| II. Guarantees issued for subsidiaries | | 34.9 | 34.9 |
| | 2.1 | 107.1 | 105.0 |

Contingent liabilities 2005

| in € million | Provisions | Dec. 31, 2005 Gross | Net |
|---|---|---|---|
| I. Contingent liability under risk- and revenue-sharing partnerships | | | |
| GE | 0.3 | 27.5 | 27.2 |
| IAE | 1.9 | 39.7 | 37.8 |
| PWA | 0.2 | 20.7 | 20.5 |
| | 2.4 | 87.9 | 85.5 |
| II. Guarantees issued for subsidiaries | | 25.0 | 25.0 |
| | 2.4 | 112.9 | 110.5 |

### 38.2. Other financial obligations

#### 38.2.1. Obligations arising from operating lease arrangements

Apart from liabilities, provisions and contingent liabilities, the company has additional other financial obligations, particularly pertaining to rental and lease contracts for buildings, machines, tools, office and other equipment.

The contracts have terms of one to eighteen years and in certain cases contain extension and purchase options and/or price adjustment clauses. With regard to rental and lease agreements, payments of € 16.3 million (2006: € 11.0 million) were expensed in 2007. The total sum of future minimum lease payments attributable to lease agreements which cannot be terminated and operating leases is as follows (based on due payment dates):

Obligations under operating lease arrangements

| in € million | Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|
| **Nominal total of future minimum lease payments under operating lease arrangements** | | | |
| Due in less than one year | 11.3 | 9.9 | 8.4 |
| Due in more than one and less than five years | 14.2 | 20.1 | 16.0 |
| Due in more than five years | 4.1 | 3.0 | 2.1 |
| | 29.6 | 33.0 | 26.5 |

#### 38.2.2. Pledged securities

In connection with lease obligations, the group had pledged securities amounting to € 2.5 million to Nord/LB Norddeutsche Landesbank, Hannover. This pledge was revoked with effect of December 31, 2007.

#### 38.2.3. Order commitments

The other financial obligations resulting from order commitments for items of capital expenditure and for maintenance contracts and general operating expenses are within normal limits.

### 39. Explanatory comments relating to the consolidated cash flow statement

The statement details how the liquid assets of the group have changed during the year under review. In accordance with IAS 7 (Statement of Cash Flows) a distinction is made between cash flows from operating activities, cash flows from investing activities and cash flows from financing activities (see consolidated cash flow statement).

The cash and cash equivalents in the cash flow statement comprise all liquid assets stated in the balanced sheet, i.e. cash in hand, checks, credit balances held at banks, and marketable securities with an original time to maturity not exceeding three months.

The cash flows from investing and financing activities are established directly on the basis of payment.

Cash flow from operating activities, on the other hand, is inferred indirectly on the basis of group net profit. As part of the indirect calculation process, changes to balance sheet items taken into consideration in connection with operating activities are adjusted by the effects generated by changes in the composition of the group reporting entity. Accordingly, the changes in the affected balance sheet items cannot be reconciled with the corresponding figures on which the published consolidated balance sheet is based.

### 40. Relationships with related companies and persons

Special disclosures are required to be made with regard to relationships and transactions with related companies and persons. Related companies are listed under Note 40.1.2. (major shareholdings). Not only members of the Board of Management but also members of the Supervisory Board and shareholders are considered as "related parties" as defined by IAS 24 (Related Party Disclosures).

In addition, the disclosure requirement extends to transactions with associated companies and joint ventures as well as to transactions with persons who exercise significant influence on the financial and business policies of the group, including close family members or intermediate companies. A significant influence on the financial and business policies of MTU Aero Engines Holding AG is deemed to exist if a party has a shareholding of 20 % or more in a group company, or a seat on the managing or supervisory board of a group company, or holds any other key management position.

MTU Aero Engines Holding AG is required by IAS 24 to disclose for the 2007 business year, as in prior periods, its business relationships with subsidiaries, associated companies, joint ventures, and members of the Board of Management and Supervisory Board.

MTU maintains normal business relationships with non-consolidated, related subsidiaries. The transactions with these related companies form part of their normal dealings. Transactions between group companies and joint ventures or associated companies were, without exception, conducted in the context of their normal business activities and made on terms equivalent to those that prevail in arm's length transactions.

No significant transactions were conducted between companies belonging to the MTU group and members of the Board of Management or Supervisory Board of MTU Aero Engines Holding AG, or with any companies in which these persons hold a seat on the managing or supervisory board. This is also applicable for close family members of this group of persons.

### 40.1. Related companies

Business transactions between companies included in the consolidated financial statements were eliminated in the course of consolidation and are therefore not subject to any further separate disclosure in these notes.

### 40.1.1. Business with related companies

During the course of the business year, companies within the group conducted transactions amongst themselves (intragroup sales). The following business transactions were carried out with non-consolidated related companies in the financial year 2007 and the two prior periods:

Receivables due from related companies:

Receiveables due from related companies

| | Outstanding balances Receivables | | | Value of business transactions Revenues/income/sales | | | Expenses/purchases | | |
|---|---|---|---|---|---|---|---|---|---|
| **in € million** | **Dec. 31, 2007** | **Dec. 31, 2006** | **Dec. 31, 2005** | **2007** | **2006** | **2005** | **2007** | **2006** | **2005** |
| **Current accounts receivable** | | | | | | | | | |
| EuroJet Turbo GmbH, Hallbergmoos [1] | 32.3 | 38.3 | 13.0 | 154.5 | 136.4 | 200.2 | -0.8 | -0.3 | -0.7 |
| MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos [1] | 6.7 | 5.0 | 4.5 | 29.5 | 28.8 | 32.6 | -0.8 | -0.1 | -0.8 |
| Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde | 3.4 | 3.6 | | 51.2 | 45.8 | | -1.0 | -0.9 | |
| Ceramic Coating Center S.A.S., Paris, France | 0.1 | 0.2 | | | | 0.1 | -0.7 | -2.3 | -1.8 |
| Turbo Union Ltd., Bristol, England [1] | 15.5 | 7.8 | 8.4 | 85.5 | 115.5 | 131.7 | | | |
| Airfoil Services Sdn. Bhd., Kota Damansara, Malaysia | 0.4 | | 0.4 | 0.6 | | 0.3 | -0.1 | | -1.5 |
| EPI Europrop International GmbH, Munich [1] | | | 0.4 | | | 2.6 | | | -5.7 |
| Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, Munich | | | | | | | -0.2 | -0.2 | -0.1 |
| | **58.4** | **54.9** | **26.7** | **321.3** | **326.5** | **367.5** | **-3.6** | **-3.8** | **-10.6** |

[1] Associated entities

Liabilities due to related companies:

Liabilities due to related companies

| in € million | Outstanding balances Liabilities Dec. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 | Value of business transactions Revenues/income/sales 2007 | 2006 | 2005 | Expenses/purchases 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **Current liabilities** | | | | | | | | | |
| KKR European Fund L.P. | | | 0.1 | | | | | | |
| KKR Millenium Fund L.P. | | | 0.1 | | | | | | |
| MTU Aero Engines Beteiligungs- und Verwaltungs GmbH, Munich | | 0.1 | 0.1 | | | | | | |
| Kohlberg Kravis Roberts & Co. L.P., USA | | | | | | | | | -0.4 |
| Airfoil Services Sdn. Bhd., Kota Damansara, Malaysia | | 0.1 | | | | | | -2.8 | |
| MTU Turbomeca Rolls-Royce ITP GmbH, Hallbergmoos [1] | 0.1 | 0.4 | | 9.1 | 5.8 | | -0.6 | -0.1 | |
| Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde | | | 3.2 | | | 12.3 | | | -103.6 |
| IAE International Aero Engines AG, Zurich, Switzerland | 81.6 | 56.6 | 51.7 | 297.9 | 365.3 | 257.4 | -246.7 | -394.7 | -294.0 |
| MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich | | | | | | | -9.5 | -10.8 | |
| EPI Europrop International GmbH, Munich [1] | 6.7 | 0.7 | | 2.1 | 2.6 | | -1.6 | -1.5 | |
| MTU München Unterstützungs-kasse GmbH, Munich | 10.8 | 3.9 | 4.8 | | | | -0.2 | -0.3 | -0.3 |
| MTU Maintenance do Brasil Ltda., São Paulo, Brazil | | | 0.1 | | | | | | -0.6 |
| | 99.2 | 61.8 | 60.1 | 309.1 | 373.7 | 269.7 | -258.6 | -410.2 | -398.9 |

[1] Associated entities

### 40.1.2. Major shareholdings

The list of major shareholdings shows MTU's capital share in each company together with the equity that this represents at December 31, 2007 and the annual results of each company in the financial year 2007.

| Name and registered office of entity | Shareholding in % Dec. 31, 2007 | Equity in € 000 Dec. 31, 2007 | Results in € 000 2007 |
| --- | --- | --- | --- |
| **I. Investments in subsidiaries** | | | |
| MTU Aero Engines Finance B.V., Amsterdam, Netherlands | 100.00 | 9,138 | -4,348 |
| MTU Aero Engines GmbH, Munich | 100.00 | 812,745 | 57,533[2] |
| MTU Maintenance Hannover GmbH, Langenhagen | 100.00 | 125,563 | 17,618[2] |
| MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde | 100.00 | 115,061 | 2,461 |
| MTU Aero Engines North America Inc., Newington, USA | 100.00 | -3,465[3] | 1,255[7] |
| MTU Maintenance Canada Ltd., Richmond, Canada | 100.00 | -4,349[3] | -552[7] |
| Vericor Power Systems L.L.C., Atlanta, USA | 100.00 | 21,217[3] | 3,973[7] |
| RSZ Beteiligungs- und Verwaltungs GmbH, Munich | 100.00 | 13,432 | -1 |
| MTU Aero Engines Polska Sp. z o.o., Rzeszów, Poland | 100.00 | 5,580 | n.a. |
| MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich | 100.00 | 26[4] | 0[2/4] |
| MTU München Unterstützungskasse GmbH, Munich[9] | 100.00 | 10,870[4] | 0[4] |
| **II. Investments in associated companies** | | | |
| Turbo Union Ltd., Bristol, England | 39.98 | 288[1] | 116[1] |
| EUROJET Turbo GmbH, Hallbergmoos | 33.00 | 1,841[1/4] | 740[1/4] |
| EPI Europrop International GmbH, Munich | 28.00 | 525[1/4] | 460[1/4] |
| MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos | 33.33 | 115[1/4] | 77[1/4] |
| MTU Turbomeca Rolls-Royce ITP GmbH, Hallbergmoos | 25.00 | 101[1/4] | 74[1/4] |
| **III. Equity investments in joint ventures** | | | |
| MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China | 50.00 | 74,939[3] | 11,372[7] |
| Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde | 50.00 | 9,171 | -4,595 |
| Ceramic Coating Center S.A.S., Paris, France | 50.00 | 25[1] | 903[1] |
| Airfoil Services Sdn. Bhd., Kota Damansara, Malaysia | 50.00 | 3,212[1/6] | 162[1/8] |
| Pratt & Whitney Canada CSC (Africa) (PTY.) Ltd., Lanseria, South Africa | 50.00 | 2,467[3] | 33[5] |
| **IV. Other equity investments** | | | |
| IAE International Aero Engines AG, Zurich, Switzerland | 12.10 | 30,307[1/6] | 2,797[1/8] |

[1] Previous year's figures; current figures not available
[2] Profit/loss for German GAAP purposes (HGB) transferred under profit and loss transfer agreement 2007
[3] Translated at closing exchange rate Dec. 31, 2007
[4] HGB amount; no IFRS financial statements drawn up
[5] Translated at annual average rate for 2007
[6] Translated at closing exchange rate Dec. 31, 2006
[7] Translated at monthly closing exchange rates 2007
[8] Translated at annual average rate for 2006
[9] Plan assets according to IAS 19

### 40.2. Related persons

No group company has conducted any business subject to disclosure requirements with members of the group's Board of Management or Supervisory Board or with any other individuals holding key management positions, or with companies in which these persons hold a seat on the managing or supervisory board. This is also applicable for close family members of this group of persons.

#### 40.2.1. Board of Management and Supervisory Board compensation

The following compensation has been paid in the year under review to the Board of Management and the Supervisory Board. Disclosures of compensation for individual members of the Board of Management and the Supervisory Board are made in conjunction with information relating to the German Corporate Governance Code (see the corporate governance report and the management compensation report).

Compensation for active board members

| | Board of Mangement | | | Supervisory Board | | |
|---|---|---|---|---|---|---|
| in € million | 2007 | 2006 | 2005 | 2007 | 2006 | 2005 |
| Short-term employment benefits | 5.9 | 6.8 | 6.4 | 0.7 | 0.7 | 0.5 |
| Provisions allocated for active board members during the financial year | 0.4 | 0.4 | 2.6 | | | |
| Share-based compensation | 0.5 | 0.4 | 0.2 | | | |
| | 6.8 | 7.6 | 9.2 | 0.7 | 0.7 | 0.5 |

#### 40.2.2. Members of the Board of Management

Board of Management

| | |
|---|---|
| **Egon Behle** (since Jan. 1, 2008)<br>*CEO of MTU Aero Engines Holding AG, Munich* | Munich |
| **Udo Stark** (until Dec. 31, 2007)<br>*CEO of MTU Aero Engines Holding AG, Munich* | Munich |
| **Dr. Rainer Martens**<br>*Member of the Board of Management, Chief Operating Officer of MTU Aero Engines Holding AG, Munich* | Munich |
| **Dr. Stefan Weingartner** (since Nov. 1, 2007)<br>*Member of the Board of Management, President and CEO Commercial Maintenance of MTU Aero Engines Holding AG, Munich* | Munich |
| **Bernd Kessler** (until Oct. 31, 2007)<br>*President and CEO Commercial Maintenance of MTU Aero Engines Holding AG, Munich* | Munich |
| **Reiner Winkler**<br>*Member of the Board of Management, Chief Financial Officer of MTU Aero Engines Holding AG, Munich* | Munich |

### 40.2.3. Members of the Supervisory Board

Members of the Supervisory Board

| | |
|---|---|
| **Klaus Eberhardt** (Chairman, since Jan. 1, 2008, Member of the Supervisory Board since April 27, 2007)<br>*CEO of Rheinmetall AG, Düsseldorf* | Düsseldorf |
| **Johannes P. Huth** (Chairman, until Dec. 31, 2007, Member of the Supervisory Board until January 31, 2008)<br>*Member of Kohlberg Kravis Roberts & Co. Ltd., London* | London |
| **Josef Hillreiner** [1] (Deputy Chairman)<br>*Chairman of the Group Works Council of MTU Aero Engines GmbH, Munich*<br>*Chairman of the Works Council of MTU Aero Engines GmbH, Munich* | Ried |
| **Louis R. Hughes**<br>*Chief Executive Officer of GBS Laboratories, LLC., Herndon, Virginia* | Winnetka, U.S.A. |
| **Harald Flassbeck** [1]<br>*Senior Union Representative, IG Metall, Munich* | Unterhaching |
| **Dr.-Ing. Jürgen M. Geißinger**<br>*President and CEO of INA-Holding Schaeffler KG, Herzogenaurach* | Herzogenaurach |
| **Babette Fröhlich** [1]<br>*Departmental head within the IG Metall Executive Committee, Frankfurt* | Frankfurt |
| **Günter Sroka** [1]<br>*Former Chairman of the Group Works Council of MTU Aero Engines GmbH, Munich* | Dachau |
| **Michael Keller** [1]<br>*Management representative of MTU Aero Engines GmbH, Munich*<br>*Senior Vice President Rotor/Stator and Production Services of MTU Aero Engines GmbH, Munich* | Aindling |
| **Prof. Dr. Walter Kröll**<br>*Former President of the Helmholtz Association of German Research Centres, Bonn* | Marburg |
| **Josef Mailer** [1]<br>*Full-time member of the Works Council of MTU Aero Engines GmbH, Munich*<br>*Member of the Group Works Council of MTU Aero Engines GmbH, Munich* | Dachau |
| **Udo Stark** (since Febr. 1,2008)<br>*Former CEO of MTU Aero Engines Holding AG, Munich* | Munich |
| **Prof. Dr.-Ing. Klaus Steffens**<br>*Former President and CEO of MTU Aero Engines GmbH, Munich* | Bernried |
| **Prof. Dr. Sigmar Wittig** (until March 31, 2007)<br>*Former Chairman of the Executive Board of the German Aerospace Center (DLR), Cologne* | Cologne |

[1] Employee representatives

For disclosures concerning the compensation awarded to individual members of the Supervisory Board, please see the management compensation report.

# V. Segment Information

**41. Applicability of segment reporting**

The group reports financial information by line of business and by geographical area. Segmentation is based on classifications used in the internal organizational structure and reporting system, and takes into account the risks and returns to which the segments are subject.

**41.1. Identification of segments**

The group identifies its reportable segments in accordance with IAS 14 (Segment Reporting), and has determined that business segments (delineated by line of business) are to be used as the primary reporting format, and geographical segments (delineated by geographical area) as the secondary reporting format.

MTU Aero Engines Holding AG classifies its activities according to two business segments:
- Commercial and military engine business (OEM)
- Commercial maintenance business (MRO)

Activities of the business segments:
- In the **commercial and military engine business**, the group develops, manufactures, assembles and delivers commercial and military engines and components. Maintenance, repair and overhaul of military engines is also included in this segment.
- In the **commercial maintenance business**, the group maintains, repairs and overhauls commercial aircraft engines. Activities encompass full engine maintenance and repair, and the complete overhaul of engine modules and special repairs. In addition to aircraft engines, group companies in this business sector also repair and overhaul industrial gas turbines.

In the table showing segment information by business segment, the amount in the earnings before tax (EBT) line of the consolidation/reconciliation column represents, on the one hand, the amounts applied to eliminate intersegment sales between the two business segments and, on the other hand, transactions by the holding companies which cannot be directly allocated to a business segment.

The negative consolidation/reconciliation amount of € -16.9 million in the 'interest and other financial result' line includes interest expenses attributable to the holding company and eliminates profit and loss transfers between group companies allocated to different segments. The negative consolidation/reconciliation amount of € -445.5 million in the segment assets line relates to the consolidation of the fair value of subsidiaries (financial assets) and of accounts receivable from intersegment sales. The reconciliation amount of € 139.5 million in the segment liabilities line reconciles financial liabilities attributable to the holding company to internal liabilities attributable to the group companies.

### 41.2. Explanatory comments relating to the segment information

#### 41.2.1. Primary segments (business segments)

- The segment information is based on the same accounting policies as the consolidated financial statements. Receivables and liabilities, income and expenses, and revenues from intersegment sales are reconciled between the segments. Intragroup sales are transacted on an arm's length basis.
- Capital expenditure relates to additions to property, plant and equipment and intangible assets which will probably be in use for more than one year. This capital expenditure is allocated on the basis of the registered office of the company to which the acquired assets belong.
- Segment assets and the segment liabilities also include assets and liabilities which have been used for generating current business activities. These assets are allocated on the basis of the registered office of the company to which they belong. Segment assets and segment liabilities have been reconciled to group assets and group liabilities.

#### 41.2.2. Secondary segments (geographical segments)

- In the segment information reported by geographical area, external sales are allocated on the basis of the registered office of the customers. In line with the method used for internal control and reporting, the following geographical areas (regions) are defined: Germany, Europe, North America, South America, Africa, Asia, others, and financial assets accounted for at equity.
- Revenues are allocated on the basis of the country in which the customer is domiciled.
- Capital expenditure relates to additions to property, plant and equipment and intangible assets which will probably be in use for more than one year. This capital expenditure is allocated on the basis of the registered office of the company to which the acquired assets belong, which in turn defines the geographical segment.
- Segment assets are allocated on the basis of the registered office of the company to which they belong.

## 42. Segment information by business segment at December 31, 2007

Primary segment information 2007

| in € million | Commercial and military engine business (OEM) | Commercial maintenance (MRO) | Consolidation/ reconciliation | Group |
|---|---|---|---|---|
| Revenues with third parties | 1,582.0 | 993.9 | | 2,575.9 |
| Commercial | 1,084.5 | 993.9 | | 2,078.4 |
| Military | 497.5 | | | 497.5 |
| Revenues with other segments | 17.5 | 10.8 | -28.3 | |
| Commercial | 17.5 | 10.8 | -28.3 | |
| Military | | | | |
| Total revenues | 1,599.5 | 1,004.7 | -28.3 | 2,575.9 |
| Commercial | 1,102.0 | 1,004.7 | -28.3 | 2,078.4 |
| Military | 497.5 | | | 497.5 |
| Cost of sales | -1,244.1 | -915.6 | 30.2 | -2.129.5 |
| Gross profit | 355.4 | 89.1 | 1.9 | 446.4 |
| Earnings before interest and tax (EBIT) | 204.1 | 39.9 | -0.7 | 243.3 |
| Depreciation and amortization | 101.6 | 48.0 | | 149.6 |
| Earnings before interest, tax, depreciation and amortization (EBITDA) | 305.7 | 87.9 | -0.7 | 392.9 |
| Earnings before interest, tax, depreciation and amortization (adjusted) (EBITDA adjusted) | 305.7 | 87.9 | -0.7 | 392.9 |
| Interest and other financial result | -38.1 | -6.6 | -16.9 | -61.6 |
| Result from equity accounted investments | | -2.3 | | -2.3 |
| Internal allocation | -6.2 | 6.2 | | |
| Earnings before tax (EBT) | 159.8 | 37.2 | -17.6 | 179.4 |
| Investments in intangible assets and property, plant and equipment | 63.4 | 37.4 | | 100.8 |
| Segment assets | 2,640.5 | 890.5 | -445.5 | 3,085.5 |
| – thereof: goodwill | 296.3 | 95.2 | | 391.5 |
| – thereof: equity accounted investments | | 4.6 | | |
| Segment liabilities | 1,866.7 | 517.3 | 139.5 | 2,523.5 |
| Significant non-cash expenses | 67.6 | 9.0 | | |
| Employees, annual average | 4,645 | 2,447 | | 7,092 |
| Industrial staff | 1,841 | 1,307 | | 3,148 |
| Administrative staff | 2,487 | 678 | | 3,165 |
| Employees on temporary contracts | 49 | 286 | | 335 |
| Trainees | 128 | 126 | | 254 |
| Students on work experience projects | 140 | 50 | | 190 |
| Key segment data: | | | | |
| Gross profit in % | 22.2 | 8.9 | | 17.3 |
| EBIT in % | 12.8 | 4.0 | | 9.4 |
| EBITDA (adjusted) in % | 19.1 | 8.7 | | 15.3 |

Significant non-cash expenses relate to changes in provisions, write-downs on inventories, discounting of contract production receivables, and interest expenses in connection with pension obligations.

## 43. Segment information by business segment at December 31, 2006

Primary segment information 2006

| in € million | Commercial and military engine business (OEM) | Commercial maintenance (MRO) | Consolidation/ reconciliation | Group |
|---|---|---|---|---|
| Revenues with third parties | 1,469.4 | 946.8 | | 2,416.2 |
| Commercial | 979.8 | 946.8 | | 1,926.6 |
| Military | 489.6 | | | 489.6 |
| Revenues with other segments | 13.7 | 7.9 | -21.6 | |
| Commercial | 13.7 | 7.9 | -21.6 | |
| Military | | | | |
| Total revenues | 1,483.1 | 954.7 | -21.6 | 2,416.2 |
| Commercial | 993.5 | 954.7 | -21.6 | 1,926.6 |
| Military | 489.6 | | | 489.6 |
| Cost of sales | -1,245.0 | -839.1 | 20.6 | -2,063.5 |
| Gross profit | 238.1 | 115.6 | -1.0 | 352.7 |
| Earnings before interest and tax (EBIT) | 119.0 | 67.7 | -2.9 | 183.8 |
| Depreciation and amortization | 116.1 | 35.7 | | 151.8 |
| Earnings before interest, tax, depreciation and amortization (EBITDA) | 235.1 | 103.4 | -2.9 | 335.6 |
| Earnings before interest, tax, depreciation and amortization (adjusted) (EBITDA adjusted) | 217.7 | 103.4 | -2.9 | 318.2 |
| Interest and other financial result | 2.6 | -5.1 | -30.8 | -33.3 |
| Result from equity accounted investments | | | | |
| Internal allocation | -5.8 | 5.8 | | |
| Earnings before tax (EBT) | 115.8 | 68.4 | -33.7 | 150.5 |
| Investments in intangible assets and property, plant and equipment | 92.5 | 21.6 | | 114.1 |
| Segment assets | 2,757.7 | 801.1 | -572.8 | 2,986.0 |
| – thereof: goodwill | 296.3 | 96.2 | | 392.5 |
| – thereof: equity accounted investments | | 7.2 | | |
| Segment liabilities | 2,042.1 | 449.4 | -67.8 | 2,423.7 |
| Significant non-cash expenses | 98.4 | 7.5 | | |
| Employees, annual average | 4,765 | 2,238 | | 7,003 |
| Industrial staff | 1,836 | 1,277 | | 3,113 |
| Administrative staff | 2,564 | 642 | | 3,206 |
| Employees on temporary contracts | 84 | 144 | | 228 |
| Trainees | 138 | 132 | | 270 |
| Students on work experience projects | 143 | 43 | | 186 |
| Key segment data: | | | | |
| Gross profit in % | 16.1 | 12.1 | | 14.6 |
| EBIT in % | 8.0 | 7.1 | | 7.6 |
| EBITDA (adjusted) in % | 14.7 | 10.8 | | 13.2 |

Explanatory comments relating to segment earnings

Commercial and military engine business (OEM)

EBITDA (adjusted) and EBITDA margin

Earnings before interest, tax, depreciation and amortization (EBITDA adjusted) are determined by adding back certain items (depreciation/amortization, write-downs on assets, and the effects of the purchase price allocation arising from the company's acquisition by Kohlberg Kravis Roberts & Co. (KKR) from DaimlerChrysler AG) to earnings before interest and tax (EBIT).

EBITDA (adjusted) for the OEM business increased in 2007 from € 217.7 million to € 305.7 million, and the adjusted EBITDA margin improved from 14.7 % to 19.1 %.

Commercial maintenance business (MRO)

EBITDA (adjusted) and EBITDA margin

Earnings before interest, tax, depreciation and amortization (EBITDA adjusted) were reduced by € 15.5 million to € 87.9 million as a result of the additional costs incurred in conjunction with the introduction of new logistics and planning systems in Hannover. The EBITDA margin fell accordingly to 8.7 % (2006: 10.8 %).

Impairment

The carrying amount of a license for CF34 repair techniques employed in commercial engine maintenance was compared with its recoverable amount (present value of all future cash flows). The recoverable amount was found to be below the carrying amount, and hence an impairment loss of € 14.7 million (2006: € 0.0 million) was charged in 2007 as an additional amortization expense under 'cost of sales'. This did not have any impact on the operating profit (EBITDA) or the EBITDA margin.

### 44. Segment information by geographical segment

The tables below provide a breakdown of revenues, capital expenditure and assets by geographical segment (region). Explanatory comments on segment reporting by geographical area can be found in Note 41.2.2.

Secondary segment information 2007

| in € million | Revenues | Capital expenditure | Assets |
|---|---|---|---|
| Germany | 495.7 | 98.2 | 2,760.7 |
| Europe | 267.3 | | 186.5 |
| North America | 1,391.5 | 2.1 | 49.7 |
| South America | 69.2 | | |
| Africa | 10.1 | | |
| Asia | 316.8 | 0.5 | 84.0 |
| Australia/Oceania | 25.3 | | |
| Financial assets accounted for at equity | | | 4.6 |
| | 2,575.9 | 100.8 | 3,085.5 |

Comparative segment information by geographical segment for 2006:

Secondary segment information 2006

| in € million | Revenues | Capital expenditure | Assets |
|---|---|---|---|
| Germany | 453.9 | 110.8 | 2,840.7 |
| Europe | 269.6 | | |
| North America | 1,311.5 | 2.5 | 55.5 |
| South America | 72.3 | | |
| Africa | 10.4 | | |
| Asia | 286.2 | 0.8 | 82.6 |
| Australia/Oceania | 12.3 | | |
| Financial assets accounted for at equity | | | 7.2 |
| | 2,416.2 | 114.1 | 2,986.0 |

# VI. Events after the balance sheet date

No substantial events requiring disclosure or inclusion occurred after the balance sheet date up to the date on which these consolidated financial statements went to press.

# VII. Reconciliation of group net profit with net profit of MTU Aero Engines Holding AG

Unlike the consolidated financial statements, which are based on the IASB's IFRS standards, the annual financial statements of MTU Aero Engines Holding AG are prepared in accordance with German Commercial Code (HGB). The IFRS rules are also applied in the individual income statements where it is permissible and fitting to do so. In numerous cases, the accounting policies applied in the annual financial statements of MTU Aero Engines Holding AG, and those of the German subsidiaries whose profit/loss is transferred to MTU Aero Engines Holding AG (and whose financial statements are also prepared in accordance with the German Commercial Code), differ from the accounting policies applied in the consolidated financial statements.

Reconciliation of distributable net profit

| in € million | | 2007 | | 2006 | | 2005 |
|---|---|---|---|---|---|---|
| Group net profit (IFRS) | | 154.1 | | 89.1 | | 32.8 |
| Group income tax | | -25.3 | | -61.4 | | -25.8 |
| **Group earnings before tax (EBT)** | | **179.4** | | 150.5 | | 58.6 |
| Elimination of results from foreign group companies | | -9.3 | | -6.6 | | 3.4 |
| +/- Deviations from German Commercial Code (HGB)<br>Termination of profit and loss transfer agreement with MTU Maintenance Berlin-Brandenburg GmbH | -0.7 | | -9.9 | | | |
| Transfer to special tax reserve | | | -13.0 | | | |
| Unrealized profits from construction contracts | -15.5 | | -15.5 | | | |
| Amortization of goodwill | -9.8 | | -9.8 | | -9.8 | |
| Capitalized development activities | -4.3 | | | | | |
| Expenses in connection with the convertible bond issue/IPO | -3.3 | | | | -20.3 | |
| Forex income | | | | | 90.2 | |
| Merger profit from previous year | | | | | 27.9 | |
| Other deviations | -6.7 | -40.3 | -2.2 | -50.4 | 10.2 | 98.2 |
| **Earnings before tax of MTU Aero Engines Holding AG (HGB)** | | 129.8 | | 93.5 | | 160.2 |
| Income taxes | | -64.4 | | -25.1 | | -113.9 |
| **Net profit of MTU Aero Engines Holding AG (HGB)** | | 65.4 | | 68.4 | | 46.3 |
| Profit/loss carried forward | | 0.2 | | | | -2.3 |
| Withdrawn from capital reserves | | 113.6 | | 38.9 | | |
| Withdrawn from revenue reserves | | | | 3.8 | | |
| Allocated to reserve for treasury shares | | -113.6 | | -42.7 | | |
| Allocated to revenue reserves | | -18.4 | | -24.6 | | -3.8 |
| **Distributable net profit of MTU Aero Engines Holding AG (HGB)** | | 47.2 | | 43.8 | | 40.2 |

**Reconciliation of net profit available for distribution**

Through a resolution of the shareholders' meeting of MTU Aero Engines Investment GmbH, Munich (which has meanwhile merged with MTU Aero Engines Holding AG, Munich) on November 20, 2006, it was decided to terminate the control and profit and loss transfer agreement between MTU Aero Engines GmbH, Munich and MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde with effect of December 31, 2006. In the reconciliation between IFRS and HGB statements, an adjustment is applied to group earnings, which include the profit and loss from the subsidiary, corresponding to the annual results of MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde.

Contrary to the provisions of the German Commercial Code (HGB), the international financial reporting standards (IFRS and US-GAAP) prescribe the use of the percentage-of-completion (PoC) method under certain conditions when accounting for production contracts, whereby revenue and profits arising from a production contract are recognized in proportion to the stage of completion of the project. MTU satisfies the requirements for recognizing a proportion of the profits from certain of its engine projects, which must consequently be eliminated in the reconciliation between IFRS and HGB statements (further information on the relevant accounting policies is provided in Notes 5.8. and 22.).

The goodwill arising from the merger reported in the HGB balance sheet is subject to scheduled amortization over 15 years in accordance with Section 255 (4) of the German Commercial Code. In the reconciliation between IFRS and HGB statements, an adjustment is made to group earnings before tax (EBT), which does not include any amortization of goodwill (IAS 36), corresponding to the goodwill amortization expense in the HGB annual results.

The commercial MRO business has developed special repair processes capable of reducing the cost and increasing the efficiency of engine maintenance. The associated development costs meet the criteria for recognition of intangible assets laid down in the international financial reporting standards (IFRS). By contrast, the German Commercial Code treats these as services for the company's own account which are to be recognized as an expense.

Funds to finance the purchase of treasury shares amounting to € 113.6 million were withdrawn from capital reserves in 2007. These are offset against the acquisition cost of shares allocated to the reserve for the Matching Stock Program, amounting to € 5.1 million (2006: € 0.0 million).

**Recommendation for the distribution of net profit**

The annual net profit of MTU Aero Engines Holding AG, as reported in the annual financial statements drawn up in accordance with the German Commercial Code (HGB), amounts to € 65.4 million. After allocation of € 18.4 million to revenue reserves, a distributable net profit of € 47.2 million remains. At the Annual General Meeting on April 30, 2008, the Board of Management and Supervisory Board will recommend that this net profit be distributed as a divided of € 0.93 on each share entitled to receive a dividend.

The dividend is expected to be paid on May 2, 2008.

**Elektronischer Bundesanzeiger (Electronic Federal Gazette)**
The annual financial statements of MTU Aero Engines Holding AG, which were granted an unqualified audit certificate by Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Munich, are published in the Electronic Federal Gazette (elektronischer Bundesanzeiger). Print copies can be obtained on request from MTU Aero Engines Holding AG, 80995 Munich, Germany.

**Declaration of conformity with the German Corporate Governance Code**
The declaration of conformity by the Board of Management and Supervisory Board of MTU Aero Engines Holding AG pursuant to Section 161 of the German Stock Corporation Act (AktG) is published in the MTU Annual Report 2007 and also permanently available to shareholders on the MTU website at www.mtu.de.

**Statement by the legal representative**
We hereby affirm that, to the best of our knowledge, the consolidated financial statements present a true and fair view of the group's net assets, financial position and operating results in accordance with the applicable financial reporting standards, and that the group management report provides a faithful and accurate review of the group's business performance, including operating results and situation, and outlines the significant risks and opportunities of the group's likely future development.

Munich, February 25, 2008

| | | | |
|---|---|---|---|
| **Egon Behle**<br>Chief Executive<br>Officer | **Dr. Rainer Martens**<br>Chief Operating<br>Officer | **Dr. Stefan Weingartner**<br>President and CEO<br>Commercial Maintenance | **Reiner Winkler**<br>Chief Financial<br>Officer |

# Independent Auditor's Report

We have audited the consolidated financial statements prepared by MTU Aero Engines Holding AG, Munich, comprising Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements, together with the Group Management Report for the business year from 1 January to 31 December 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a (1) HGB, are the responsibility of the company's Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, that accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements of MTU Aero Engines Holding AG, Munich, comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a (1) HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, March 3, 2008

**Deloitte & Touche GmbH**
Wirtschaftsprüfungsgesellschaft

| | |
|---|---|
| Dr. Plendl | Dr. Reitmayr |
| German Public Auditor | German Public Auditor |

# Corporate Governance

## Corporate Governance Report

### High regard for corporate management based on responsibility

The term "corporate governance" refers to corporate management based on responsibility and long-term value creation. At MTU, this concept has been held in high regard for many years. The company has based its corporate governance practices on two core aspects: promoting the trust of investors, customers and employees in the company's executive and controlling bodies, and increasing the value of the company in a continuous and sustainable manner.

The hallmarks of good corporate governance are that it should be based on mutual trust and efficient collaboration between the Board of Management and the Supervisory Board, respect the shareholders' interests, and allow for open and transparent communication. As a global player, MTU acts in compliance with national and international standards. In Germany, where the company is headquartered, these standards are defined principally by the Stock Corporation Act (AktG), the Co-Determination Act (MitbG) and the German Corporate Governance Code (the "Code").

The Code has been in force since 2002. In the amended version of June 14, 2007, it describes the nationally and internationally recognized standards of responsible corporate leadership as well as statutory regulations for the management and supervision of German listed companies. MTU's Board of Management and Supervisory Board have actively worked towards ensuring that the recommendations of the Code are met. Their declaration of conformity can be found on page 179.

The following contains a report by the MTU Board of Management – also on behalf of the Supervisory Board – as stipulated in Section 3.10 of the Code, on corporate governance at the company in the 2007 financial year.

### Trust-based cooperation between Board of Management and Supervisory Board

MTU is a stock corporation organized under German law and has the prescribed three governing bodies: Board of Management, Supervisory Board and Annual General Meeting. Corporate management relies on close and trust-based cooperation between all of these bodies as well as a reliable and constant flow of information. The Annual General Meeting offers shareholders the opportunity to present questions to MTU executives and personally exercise their voting rights, or do so through a proxy.

The company is managed by a Board of Management whose members work together as a team. Members complement each other with a variety of professional qualifications and experience. The Board of Management sets MTU's strategic direction, plans and establishes the company's budget and monitors the individual business units. It informs the Supervisory Board of current business developments, risks, strategic decisions and their implementation in a timely manner and on a regular basis. Important Board of Management decisions require the approval of the Supervisory Board, in particular the approval of the budget. For further information on this topic, please consult the Supervisory Board report on page 186.

In line with statutory requirements, the Supervisory Board comprises six shareholder representatives and six employee representatives. It oversees the work of the Board of Management and provides advisory support. All Supervisory Board members are qualified for these tasks and perform their mandated duties correctly. The Supervisory Board's rules of procedure make provision for its members to form committees. At present, MTU's Supervisory Board has four committees.

Until the fall of 2007, one of the Supervisory Board members was a partner at a management consultancy whose services had been engaged by a group company during the course of the business year. The Supervisory Board approved this activity. No other consulting agreements or contracts for work and services existed between MTU Aero Engines Holding AG or any of its associates and any member of the Supervisory Board. No conflicts of interest arose between MTU and its Board of Management or Supervisory Board.

In the financial year 2007, directors' and officers' liability insurance with an appropriate deductible was in effect for MTU Board of Management and Supervisory Board members.

Compensation for members of the Board of Management and Supervisory Board is established according to clear, transparent criteria. These criteria are fully described in the management compensation report on pages 180 to 185.

### Financial reporting

The Board of Management is accountable for the reporting of the consolidated financial statements, which are drawn up in accordance with International Financial Reporting Standards (IFRS). The financial statements of group companies are compiled according to the provisions of the German Commercial Code (HGB). An internal system of controls and the application of uniform principles of accounting ensure that the company's earnings, financial situation and net asset position, and the cash flows of all group companies, are accurately presented. In addition, MTU has a differentiated system in place to identify and monitor business and financial risks.

### Compliance

The Board of Management and Group Works Council have drawn up a code of conduct reflecting MTU's corporate culture and its resolve to strictly comply with the stipulations of the relevant public laws and internal regulations. This code of conduct was made mandatory for all employees in spring 2007. Its purpose is to serve as a company-wide guide to ethical business relations, and as a public statement of MTU's commitment to corporate social responsibility and environmental protection.

The code of conduct focuses principally on the obligation to comply with all enforceable legal and ethical rules and principles. These include non-infringement of the law and the upholding of professional values towards customers, suppliers, competitors, government authorities, holders of public office, and members of the general public, both in Germany and abroad, and the strict separation of professional and personal affairs in order to avoid conflicts of interest. The code also forbids the misuse of insider information.

Compliance represents an important aspect of all management functions at MTU. All managers are expected to verify that each member of their staff has read and understood the code of conduct and is abiding by its rules.

As the result of another agreement between the Board of Management and the Group Works Council, an internal contact office for unethical conduct has been created. It allows employees, customers and suppliers to report suspected cases of irregular or criminal practice.

### A full information service

In keeping with the principles of good corporate governance, MTU issues a regular flow of comprehensive, timely information on the company's activities and any major changes in its business situation to shareholders, shareholder associations, financial analysts, the media and other interested parties. Informative documentation, press releases and a financial calendar can be found on MTU's website (http://www.mtu.de). MTU also publishes quarterly reviews of its business activities. Any new facts likely to have a significant impact on the MTU share are disclosed in the form of ad hoc releases.

Information is also posted on the MTU website whenever members of the Board of Management or Supervisory Board or related persons have purchased or sold MTU shares or related derivatives. Section 15a of the German Securities Trading Act (WpHG) stipulates that such transactions must be disclosed if and when their value reaches or exceeds € 5,000 within a single calendar year.

**Declaration of conformity with the German Corporate Governance Code by the Board of Management and Supervisory Board of MTU Aero Engines Holding AG, pursuant to Section 161 of the German Stock Corporation Act (AktG)**

The Board of Management and the Supervisory Board of MTU Aero Engines Holding AG declare that the recommendations of the Government Commission on the German Corporate Governance Code, as published in the amended version of June 14, 2007 by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, have been and are being complied with. The Board of Management and the Supervisory Board of MTU Aero Engines Holding AG also intend to follow these recommendations in the future. The only recommendations of the German Corporate Governance Code that have not been and will not be applied are the following:

1. Form and details of Supervisory Board compensation (Section 5.4.7, paragraph 2 of the Code)
   The members of the Supervisory Board do not receive performance-related compensation. It is our considered view that a fixed compensation arrangement is appropriate and that it should not be linked to the company's performance. In our opinion, performance-based compensation is not suitable to furthering the control function exercised by the Supervisory Board.

2. Reporting of the total ownership of shares in the company (Section 6.6 of the Code)
   The number of shares in the company held by members of the Board of Management and the Supervisory Board will not be reported separately in respect of each Board. As the members of the Board of Management and the Supervisory Board do not consult with one another regarding the exercise of their stock rights, we do not consider such reporting to be appropriate. No corresponding provision has yet been specified in current legislation, as such information is not deemed necessary.

Munich, December 2007

| For the Board of Management | For the Supervisory Board |
| --- | --- |
| Udo Stark | Johannes P. Huth |
| Chairman | Chairman |

# Management Compensation Report

A full and transparent overview

The management compensation report summarizes the principles applied when establishing the level of compensation to be awarded to members of the Board of Management of MTU Aero Engines Holding AG, and explains how benefits received by members of the Board of Management are calculated and structured. This report furthermore describes the schedule of fees paid to members of the Supervisory Board.

The management compensation report is based on the recommendations of the German Corporate Governance Code and contains statements which, pursuant to the requirements of the German Commercial Code (HGB) and the International Financial Reporting Standards (IFRS), form part of the notes to the financial statements or the management report. It therefore forms part of the attested consolidated financial statements. Consequently, information presented in the management compensation report will not be repeated in the notes or management report.

Board of Management compensation

Board of Management compensation is decided upon by the Personnel Committee of the Supervisory Board of MTU Aero Engines Holding AG. The members of this committee in the financial year 2007 were the chairman of the Supervisory Board, Johannes P. Huth, the deputy chairman of the Supervisory Board, Josef Hillreiner, plus Harald Flassbeck and Jürgen M. Geißinger.

The compensation awarded to members of the Board of Management of MTU Aero Engines Holding AG takes into account the size of the company, the global reach of its activities, its business and financial situation, and the type and level of management compensation paid out by comparable companies in Germany and abroad. It furthermore takes into account the duties of each member of the Board of Management and their respective contributions to the company's overall performance, and the length of time for which they have served on the board. Compensation levels are calculated in such a way as to match the competitive standards of the international recruitment market for highly qualified business executives, and so as to represent an adequate incentive to achieve results.

The compensation received by members of the Board of Management is based on a performance-related remuneration scheme. In the financial year 2007, it was made up of the following four components:
(1) a fixed basic sum, paid on a monthly basis.
(2) a variable bonus, which is dependent on achieving specific business targets and is contractually limited to a sum not exceeding either 83 % or 100 % of the fixed portion of the compensation.
(3) share-based compensation under the Matching Stock Program (MSP) established for a wide section of the company's executive management and covering the period 2005 - 2009. Under this scheme, shares of phantom stock are allocated to subscribers in equal tranches each year for a period of five years. The allocation of these phantom stocks is subject to the condition that subscribers hold their own long-term investment in the company's shares. At the end of the respective vesting period, which runs for two years after allocation of each tranche, and on condition that the minimum exercise thresholds have been exceeded, the share-based compensation can be redeemed in exchange for the exercise of the phantom stock rights (a more detailed description of the MSP, including information on the amendments to the terms of issue introduced during the year under review, is provided in Note 27.3. to the consolidated financial statements).
(4) pension commitments under a defined benefit pension plan for members of the Board of Management (no such arrangement existed for CEO Udo Stark, who retired from the Board of Management on December 31, 2007). Defined benefit pension provisions are dealt with in more detail under Note 28. to the consolidated financial statements.

The contractual agreements with members of the Board of Management make no provision for further payments after termination of contract. Solely in the event of premature termination of contract without serious cause, members of the Board of Management are entitled to receive a payment equivalent to the fixed basic compensation that would have otherwise been awarded for the remaining term of their contract. In accordance with the recommendations of the German Corporate Governance Code, the most recently concluded Board of Management contract contains a clause limiting such severance payments to no more than the value of two years' compensation (severance payment cap).

Board of Management contracts make no provision for any compensatory payments in the event that a board member's term of office should be prematurely terminated as the result of a change of control.

Compensation payments in 2007

In the financial year 2007, total cash benefits paid to members of the Board of Management amounted to € 5.9 million (2006: € 6.7 million). Of this sum, € 3.4 million (2006: € 3.8 million) concerned non-performance-related payments and € 2.5 million (2006: € 2.9 million) was performance-related. The cumulative expense came to a total of € 6.8 million (2006: € 7.6 million).

Details of the compensation entitlement of the individual members of the Board of Management in financial year 2007 are presented below:

Total compensation: Board of Management

| Active Board members (figures in €) | Cash benefits | Other benefits[3] | Benefits payable on termination of service as a board member[4] | Cash-equivalent value of share-based compensation[5] (long-term incenitve) | Total |
|---|---|---|---|---|---|
| Udo Stark | 3,017,270.67 | 0.00 | 0.00 | 148,071.00 | 3,165,341.67 |
| Dr. Rainer Martens | 811,542.97 | 50,000.00 | 100,982.75 | 26,927.00 | 989,452.72 |
| Dr. Stefan Weingartner[1] | 136,451.70 | 0.00 | 9,153.50 | 19,973.00 | 165,578.20 |
| Bernd Kessler[2] | 770,250.81 | 0.00 | 177,721.55 | 68,471.00 | 1,016,443.36 |
| Reiner Winkler | 1,123,210.10 | 0.00 | 104,521.59 | 186,774.00 | 1,414,505.69 |
| **Total 2007** | **5,858,726.25** | **50,000.00** | **392,379.38** | **450,216.00** | **6,751,321.63** |
| Total 2006 | 6,748,985.52 | 80,000.00 | 397,408.00 | 371,101.00 | 7,597,494.52 |

[1] Dr. Weingartner was appointed as a full member of the Board of Management of MTU Aero Engines Holding AG with effect from November 1, 2007.
[2] Mr. Kessler retired from the Board of Management of MTU Aero Engines Holding AG with effect from October 31, 2007.
[3] Other benefits comprises double household expenses amounting to € 50,000 (2006: € 80,000).
[4] Benefits payable on termination of service mainly comprise pension contributions.
[5] The values shown in this table for share-based compensation refer to phantom stock that was granted in June 2005 to cover the period 2005 - 2009 (for allocation in 5 annual tranches), taking into account the new rules concerning the exercise price (see Note 27.3. to the consolidated financial statements).

Non-performance-related and performance-related cash benefits were paid out as follows:

Cash benefits

| Active board members (figures in €) | Salary (not performance-related) | Other benefits[3] (not performance-related) | Annual bonus (performance-related) | Total |
|---|---|---|---|---|
| Udo Stark | 1,250,000.00 | 517,270.67 | 1,250,000.00 | 3,017,270.67 |
| Dr. Rainer Martens | 400,000.00 | 11,542.97 | 400,000.00 | 811,542.97 |
| Dr. Stefan Weingartner[1] | 66,668.00 | 3,116.70 | 66,667.00 | 136,451.70 |
| Bernd Kessler[2] | 500,000.00 | 20,250.81 | 250,000.00 | 770,250.81 |
| Reiner Winkler | 600,000.00 | 23,210.10 | 500,000.00 | 1,123,210.10 |
| **Total 2007** | **2,816,668.00** | **575,391.25** | **2,466,667.00** | **5,858,726.25** |
| Total 2006 | 3,183,339.00 | 657,313.19 | 2,908,333.33 | 6,748,985.52 |

[1] Dr. Weingartner was appointed as a full member of the Board of Management of MTU Aero Engines Holding AG with effect from November 1, 2007.
[2] Mr. Kessler retired from the Board of Management of MTU Aero Engines Holding AG with effect from October 31, 2007.
[3] Other benefits comprises benefits under insurance premium conversion arrangements amounting to € 500,000.00 (2006: € 500,000.00), charges to taxable income covering personal use of company vehicles amounting to € 68,705.41(2006: € 102,918.81), and premiums for accident insurance policies taken out on behalf of the Board of Management amounting to € 6,685.84 (2006: € 9,157.07). The figure for 2006 includes reimbursement of relocation and accommodation expenses - no such expenses arose in 2007.

### Defined benefit obligation of pension provisions accorded to members of the Board of Management

The defined benefit obligation (DBO) of all pension provisions accorded to members of the Board of Management at December 31, 2007, amounted to € 1.6 million (2006: € 3.0 million), as stated in Note 28. to the financial statements. The reduction in the present value of defined benefit obligations is attributable on the one hand to the departure of Bernd Kessler in the year under review and on the other hand to the application of a higher discount at the current market rate of 5.25 % for 2007, compared with a rate of 4.5 % for 2006.

### Share-based compensation

The table below lists the number and cash-equivalent value of phantom stock granted and allocated to members of the Board of Management under the Matching Stock Program (MSP) as the share-based component of their compensation. The cash-equivalent value of this stock has been calculated using the Black-Scholes pricing model.

Share-based compensation

| Active board members | Granted phantom stock [1] | | | Allocated phantom stock | | |
|---|---|---|---|---|---|---|
| | At Jan. 1, 2007 | Acquired in 2007 | At Dec. 31, 2007 | At Jan. 1, 2007 | Acquired in 2007 | At Dec. 31, 2007 |
| (number of shares or value in €) | shares | shares | shares | shares | shares | shares |
| **Udo Stark** | | | | | | |
| Phantom stock tranche 1 dated 6.6.2005 | 35,712 | | 35,712 | 35,712 | | 35,712 |
| Phantom stock tranche 2 dated 6.6.2006 | 35,712 | | 35,712 | 35,712 | | 35,712 |
| Phantom stock tranche 3 dated 6.6.2007 | 35,712 | | 35,712 | | 35,712 | 35,712 |
| Phantom stock tranche 4 dated 6.6.2008 | 35,712 | | 35,712 | | | 0 |
| Phantom stock tranche 5 dated 6.6.2009 | 35,712 | | 35,712 | | | 0 |
| **Status at December 31** | **178,560** | | **178,560** | **71,424** | **35,712** | **107,136** |
| **Dr. Rainer Martens** | | | | | | |
| Phantom stock tranche 1 dated 6.6.2005 | | | | | | 0 |
| Phantom stock tranche 2 dated 6.6.2006 | 7,224 | | 7,224 | 7,224 | | 7,224 |
| Phantom stock tranche 3 dated 6.6.2007 | 7,224 | | 7,224 | | 7,224 | 7,224 |
| Phantom stock tranche 4 dated 6.6.2008 | 7,224 | | 7,224 | | | 0 |
| Phantom stock tranche 5 dated 6.6.2009 | 7,224 | | 7,224 | | | 0 |
| **Status at December 31** | **28,896** | | **28,896** | **7,224** | **7,224** | **14,448** |
| **Dr. Stefan Weingartner [1]** | | | | | | |
| Phantom stock tranche 1 dated 6.6.2005 | | | 0 | | | 0 |
| Phantom stock tranche 2 dated 6.6.2006 | | | 0 | | | 0 |
| Phantom stock tranche 3 dated 6.6.2007 | | | 0 | | | 0 |
| Phantom stock tranche 4 dated 6.6.2008 | | 35,712 | 35,712 | | | 0 |
| Phantom stock tranche 5 dated 6.6.2009 | | 35,712 | 35,712 | | | 0 |
| **Status at December 31** | **0** | **71,424** | **71,424** | **0** | **0** | **0** |
| **Bernd Kessler [2]** | | | | | | |
| Phantom stock tranche 1 dated 6.6.2005 | 35,712 | | 35,712 | 35,712 | | 35,712 |
| Phantom stock tranche 2 dated 6.6.2006 | 35,712 | | 35,712 | 35,712 | | 35,712 |
| Phantom stock tranche 3 dated 6.6.2007 | 35,712 | | 35,712 | | 35,712 | 35,712 |
| Phantom stock tranche 4 dated 6.6.2008 | 35,712 | | 35,712 | | | 0 |
| Phantom stock tranche 5 dated 6.6.2009 | 35,712 | | 35,712 | | | 0 |
| **Status at December 31** | **178,560** | | **178,560** | **71,424** | **35,712** | **107,136** |
| **Reiner Winkler** | | | | | | |
| Phantom stock tranche 1 dated 6.6.2005 | 35,712 | | 35,712 | 35,712 | | 35,712 |
| Phantom stock tranche 2 dated 6.6.2006 | 35,712 | | 35,712 | 35,712 | | 35,712 |
| Phantom stock tranche 3 dated 6.6.2007 | 35,712 | | 35,712 | | 35,712 | 35,712 |
| Phantom stock tranche 4 dated 6.6.2008 | 35,712 | | 35,712 | | | 0 |
| Phantom stock tranche 5 dated 6.6.2009 | 35,712 | | 35,712 | | | 0 |
| **Balance at December 31** | **178,560** | | **178,560** | **71,424** | **35,712** | **107,136** |
| **Cumulative balance at December 31** | **564,576** | **71,424** | **636,000** | **221,496** | **114,360** | **335,856** |

[1] Dr. Weingartner was appointed as a full member of the Board of Management of MTU Aero Engines Holding AG with effect from November 1, 2007. The tranches allocated in 2005 – 2007 were acquired prior to this appointment. However, they became or will become exercisable during his term of office.
[2] Mr. Kessler retired from the Board of Management of MTU Aero Engines Holding AG with effect from October 31, 2007.

The expense relating to phantom stock granted to members of the Board of Management under the MSP is reported in the balance sheet on the basis of the fair value estimated at the time of its allocation, making allowance for the specific conditions relating to the exercise of the phantom stock rights. It should be noted that the terms under which equity instruments are issued have been amended (for a more detailed explanation of the exercise conditions and the amendments to the terms of issue that became effective in 2007, please refer to Note 27.3. to the consolidated financial statements).

A total of 636,000 shares of phantom stock from the Matching Stock Program had been granted to the Board of Management as of December 31, 2007. Of these, 314,592 phantom stocks were not yet exercisable (previous year: 636,000). This corresponds to 23.6 % (2006: 30.4 %) of all shares of phantom stock issued to company executives. A year-by-year breakdown is presented in the following table:

| | Exercised phantom stock | Forfeited phantom stock | Phantom stock not yet exercisable at Dec. 31, 2007 | | Cash-equivalent value [4] | |
|---|---|---|---|---|---|---|
| | Phantom stock in 2007 | Phantom stock in 2007 | At Dec. 31, 2007 | Months to end of vesting period | Fair value | Average exercise price |
| (number of shares or value in €) | shares | shares | shares | | € | € |
| **Udo Stark** | | | | | | |
| Phantom stock tranche 1 dated 6.6.2005 | -35,712 | | 0 | | | 21.67 |
| Phantom stock tranche 2 dated 6.6.2006 | | | 35,712 | 5 | | 28.97 |
| Phantom stock tranche 3 dated 6.6.2007 | | | 35,712 | 17 | | 46.24 |
| Phantom stock tranche 4 dated 6.6.2008 | | -35,712 | 0 | 29 | | |
| Phantom stock tranche 5 dated 6.6.2009 | | -35,712 | 0 | 41 | | |
| **Status at December 31** | -35,712 | -71,424 | 71,424 | | 148,071 | 32.29 |
| **Dr. Rainer Martens** | | | | | | |
| Phantom stock tranche 1 dated 6.6.2005 | | | 0 | | | 21.67 |
| Phantom stock tranche 2 dated 6.6.2006 | | | 7,224 | 5 | | 28.97 |
| Phantom stock tranche 3 dated 6.6.2007 | | | 7,224 | 17 | | 46.24 |
| Phantom stock tranche 4 dated 6.6.2008 | | | 7,224 | 29 | | |
| Phantom stock tranche 5 dated 6.6.2009 | | | 7,224 | 41 | | |
| **Status at December 31** | | | 28,896 | | 26,927 | 32.29 |
| **Dr. Stefan Weingartner [3]** | | | | | | |
| Phantom stock tranche 1 dated 6.6.2005 | | | 0 | | | 21.67 |
| Phantom stock tranche 2 dated 6.6.2006 | | | 0 | 5 | | 28.97 |
| Phantom stock tranche 3 dated 6.6.2007 | | | 0 | 17 | | 46.24 |
| Phantom stock tranche 4 dated 6.6.2008 | | | 35,712 | 29 | | |
| Phantom stock tranche 5 dated 6.6.2009 | | | 35,712 | 41 | | |
| **Status at December 31** | 0 | | 71,424 | | 19,973 | 32.29 |
| **Bernd Kessler [3]** | | | | | | |
| Phantom stock tranche 1 dated 6.6.2005 | -35,712 | | 0 | | | 21.67 |
| Phantom stock tranche 2 dated 6.6.2006 | | -35,712 | 0 | 5 | | n.a. |
| Phantom stock tranche 3 dated 6.6.2007 | | -35,712 | 0 | 17 | | n.a. |
| Phantom stock tranche 4 dated 6.6.2008 | | -35,712 | 0 | 29 | | |
| Phantom stock tranche 5 dated 6.6.2009 | | -35,712 | 0 | 41 | | |
| **Status at December 31** | -35,712 | -142,848 | 0 | | 68,471 | 21.67 |
| **Reiner Winkler** | | | | | | |
| Phantom stock tranche 1 dated 6.6.2005 | -35,712 | | 0 | | | 21.67 |
| Phantom stock tranche 2 dated 6.6.2006 | | | 35,712 | 5 | | 28.97 |
| Phantom stock tranche 3 dated 6.6.2007 | | | 35,712 | 17 | | 46.24 |
| Phantom stock tranche 4 dated 6.6.2008 | | | 35,712 | 29 | | |
| Phantom stock tranche 5 dated 6.6.2009 | | | 35,712 | 41 | | |
| **Balance at December 31** | -35,712 | | 142,848 | | 186,774 | 32.29 |
| **Cumulative balance at December 31** | -107,136 | -214,272 | 314,592 | | 450,216 | 30.17 |

[3] Under the Matching Stock Program, each member of the Board of Management was granted a total of 178,560 shares of phantom stock for a period of five years. This stock is to be allocated in equal annual tranches over the five-year period 2005 – 2009.
The stock in each allocated tranche becomes exercisable after a vesting period of 2 years, i.e. between June 6, 2007 and June 6, 2011, under the conditions defined in the Matching Stock Program. This case arose for the first time in 2007, being applicable to the tranche allocated in 2005. (for more details, see Note 27.3. to the consolidated financial statements).

[4] Adjusted to new contractual terms (repricing is dealt with in Note 27.3. to the consolidated financial statements).

## Other

No loan facilities have been granted by the company to members of the Board of Management.

**Provisions established to cover current and projected pension obligations to former members of the Board of Management**

The net present value of the pension obligations has changed as follows:

Pension obligations to former members of the Board of Management

| Former board members (figures in €) | Provisions established to cover current and projected pension obligations At Dec. 31, 2007 | At Jan. 1, 2006[1] |
|---|---|---|
| Prof. Dr.-Ing. Klaus Steffens | 1,912,333.00 | 1,827,367.00 |
| Dr. Michael Süß | 897,739.00 | 854,095.00 |
| Bernd Kessler | 349,819.00 | 357,340.00 |
| **Total** | **3,159,891.00** | **3,038,802.00** |

[1] 2006 figures adjusted to net present value, for comparison.

## Supervisory Board compensation

The rules governing Supervisory Board compensation are laid down in the articles of association of MTU Aero Engines Holding AG.

Pursuant to Section 12 of the articles of association of MTU Aero Engines Holding AG, members of the Supervisory Board receive a fixed payment of € 30,000, payable at the end of the financial year; this sum is tripled in the case of the chairman of the Supervisory Board, and multiplied by one-and-a-half in the case of the deputy chairman. The chairs of the Audit and Personnel Committees respectively receive a further fixed payment of € 10,000, and the other members of these committees each receive a fixed payment of € 5,000. Members of the Supervisory Board receive an attendance fee of € 3,000 for each meeting of the Supervisory Board and its committees, subject to an upper limit of € 3,000 per day. Expenses incurred in connection with the exercise of their office are reimbursed, as is the value-added tax payable on the fees.

The compensation for members of the Supervisory Board is established relative to the size of the company and as a function of the duties and responsibilities of the respective members. The members of the Supervisory Board receive a fixed payment for their work. The chairman and deputy chairman of the Supervisory Board receive additional payments, as do the chairs and members of the Audit Committee and Personnel Committee.

The following compensation was awarded to the individual members of the Supervisory Board in financial year 2007:

Total compensation: Supervisory Board

| **Supervisory Board members** (figures in €) | **Compensation 2007** [1] | **Compensation 2006** [1] |
|---|---|---|
| Johannes P. Huth (Supervisory Board and Personnel Committee chairman until Dec. 31, 2007) [3] | 123,000.00 | 120,000.00 |
| Josef Hillreiner (deputy chairman) [2] [3] | 76,000.00 | 45,000.00 |
| Louis R. Hughes (Audit Committee chairman) | 55,000.00 | 52,000.00 |
| Harald Flassbeck [2] | 53,000.00 | 50,000.00 |
| Dr.-Ing. Jürgen M. Geißinger [2] | 53,000.00 | 47,000.00 |
| Babette Fröhlich [3] | 56,000.00 | 53,000.00 |
| Klaus Eberhardt (appointed with effect from April 27, 2007) | 37,500.00 | 0.00 |
| Günter Sroka | 48,000.00 | 73,000.00 |
| Michael Keller | 48,000.00 | 45,000.00 |
| Prof. Dr. Walter Kröll | 48,000.00 | 45,000.00 |
| Josef Mailer | 48,000.00 | 45,000.00 |
| Prof. Dr.-Ing. Klaus Steffens | 48,000.00 | 45,000.00 |
| Prof. Dr. Sigmar Wittig (retired with effect from March 31, 2007) | 10,500.00 | 42,000.00 |
| **Total** | **704,000.00** | 662,000.00 |

[1] Figures do not include foreign tax or value added tax
[2] Personnel Committee member
[3] Audit Committee member

The members of the Supervisory Board do not receive any share-based compensation.

# Report of the Supervisory Board for the financial year 2007



Klaus Eberhardt
Chairman of the
Supervisory Board

Dear shareholders,

2007 was yet another successful business year for MTU Aero Engines Holding AG. The Supervisory Board advised the Board of Management on the running of the company, regularly oversaw its work, and continually followed business developments and the situation of MTU. Its members were briefed by the Board of Management in a regular, timely and exhaustive manner, receiving monthly written reports on the company's earnings, financial situation, net asset position, and important business transactions. There was no cause for more specific acts of control, such as the inspection of books and records. In strategy meetings with the Board of Management, the Supervisory Board discussed all relevant planning issues and, after careful deliberation and examination, endorsed the outlined strategic orientation for the company. All business activities requiring the approval of the Supervisory Board under the provisions of the law, the company's articles of association, or the Board of Management's rules of procedure, were closely examined, discussed with the Board of Management, and endorsed.

### Meetings of the Supervisory Board

During the financial year 2007, the Supervisory Board adopted resolutions at five ordinary meetings, and convened for one extraordinary meeting at which resolutions were also adopted. Two conference calls were held – one of which led to the adoption of resolutions – and resolutions were also adopted on two occasions by written consent in lieu of a meeting. Each member of the Supervisory Board was present at more than half of the meetings. The chairman of the Supervisory Board was regularly briefed on the company's current situation, significant business transactions and important pending decisions.

At these meetings, the Supervisory Board thoroughly discussed the business development of MTU and its associated companies with the Board of Management. The market situation, especially with respect to commercial and military engine business, and MTU's position in relation to its competitors, were analyzed. Topics of special interest were the company's participation in the PWX10 engine program for medium-sized and large business jets, the powerplants for the Mitsubishi Regional Jet and the Bombardier CSeries family, and the GE38 engine for heavy-lift helicopters. The Supervisory Board was extensively briefed on all aspects of the TP400-D6, the engine designed to power the A400M military transporter. Other topics discussed by the Supervisory Board at its meetings included the status of MRO business activities, with particular emphasis on the Hannover site, hedging measures with respect to the U.S. dollar, compliance issues, the possible intensification of the company's collaboration with General Electric in the field of marine and industrial gas turbines, and the manufacture of military spare parts. Further subjects in which the Supervisory Board took an interest were the Claire technology program and the technical advantages of the geared turbofan engine as opposed to open rotor types.

### Corporate governance

The Supervisory Board maintains the firm belief that good corporate governance is of fundamental importance to the company's business success. For this reason, the Supervisory Board has closely studied the recommendations of the relevant corporate governance standards and the way in which they are being implemented. In doing so, it has also reviewed the efficiency of its own activities. Cooperation between the Supervisory Board and the Board of Management, and among members of the Supervisory Board, was judged to be of very high quality. There were no conflicts of interest between MTU and any member of its Board of Management or Supervisory Board. The Supervisory Board has assured itself that the company has complied with the recommendations laid down in the German Corporate Governance Code throughout the past year, as stated in its declaration of conformity. In a joint declaration with the Board of Management dated December 14, 2007, pursuant to the requirements of Section 161 of the German Stock Corporation Act (AktG), the Supervisory Board states that MTU Aero Engines Holding AG fully complies with the recommendations of the German Corporate Governance Code, with two exceptions. The company's declaration of conformity is reproduced on page 179 of this Annual Report together with a more detailed description of the company's corporate governance; the declaration has also been posted on the company's website.

### Committee meetings

By convention, the Supervisory Board has three committees operating under equal terms of reference: the Audit Committee, the Personnel Committee, and the Mediation Committee – the latter formed to comply with Section 27, paragraph 3, of the German Codetermination Act – each reporting regularly to the full Supervisory Board on their work. Pursuant to the recommendations of the German Corporate Governance Code, a Nomination Committee was created on July 24, 2007. It is the task of this committee, which meets on an ad hoc basis, to identify suitable candidates for election to the Supervisory Board, who will be recommended to the Annual General Meeting by the Supervisory Board. The members of the Nomination Committee are Johannes P. Huth (until December 31, 2007), Klaus Eberhardt (since January 1, 2008) and Jürgen M. Geißinger. The Nomination Committee was not called upon to convene during the financial year 2007, nor was the Mediation Committee, which has the same composition as the Personnel Committee.

The Personnel Committee consists of Johannes P. Huth (until December 31, 2007), Klaus Eberhardt (since January 1, 2008), Jürgen M. Geißinger and the two workforce representatives Josef Hillreiner and Harald Flassbeck. In 2007, the Personnel Committee held five meetings and two conference calls in which it dealt with matters concerning the members of the Board of Management, including preparations for the appointment of the new Chief Executive Officer Egon Behle and the new President and CEO Commercial Maintenance Dr. Stefan Weingartner. A further item on the agenda was the results of the Supervisory Board's efficiency audit.

The members of the Audit Committee are Louis R. Hughes, Babette Fröhlich, Josef Hillreiner and Johannes P. Huth (until December 31, 2007) and Klaus Eberhardt (since January 1, 2008). The Audit Committee met twice in 2007, primarily to review the annual financial statements of MTU Aero Engines Holding AG, as well as the MTU consolidated financial statements and group management report. To aid the committee members in this task, they and all other staff working for the Supervisory Board were supplied with copies of the reports prepared by Deloitte & Touche concerning the auditing of the annual and consolidated financial statements, the management report and the group management report. These documents were thoroughly reviewed in the presence of the auditor. In conclusion, the committee recommended that the Supervisory Board should adopt the financial statements, approve the management reports and consent to the Board of Management's profit distribution proposal.

Other subjects discussed at length by the Audit Committee included the consolidated financial statements for MTU Aero Engines Investment GmbH, the quarterly financial statements, the continued development of the risk management system, and the work of the internal auditing team. The committee also specified the key areas for audit in the 2007 financial statements, drafted terms for the engagement of the services of the accounting firm Deloitte & Touche, and recommended that the Supervisory Board should award the contract as proposed.

### Approval of the annual financial statements and the consolidated financial statements; adoption of the annual financial statements

MTU Aero Engines Holding AG's annual financial statements, consolidated financial statements, management report and group management report for the 2007 financial year were audited and fully certified by the accounting firm Deloitte & Touche, Munich, whose engagement had been confirmed at the Annual General Meeting. The audit reports and documents to be reviewed were submitted in a timely manner to all members of the Supervisory Board. The Supervisory Board thoroughly reviewed the annual financial statements, consolidated financial statements, management report and group management report of MTU Aero Engines Holding AG for 2007 and the Board of Management's profit distribution proposal on the basis of the preliminary audit by the Audit Committee, on which the chair of the Audit Committee had presented a full report to the Supervisory Board. The auditor attended the Audit Committee meeting on March 6, 2008 and the Supervisory Board's balance sheet meeting on March 12, 2008, and presented the main findings of the audit. The Supervisory Board raised no objections after reviewing the annual financial statements, consolidated financial statements, management report, group management report and the Board of Management's profit distribution proposal. The annual financial statements and consolidated financial statements for the 2007 financial year as submitted by the Board of Management were approved at the Supervisory Board meeting on March 12, 2008. The annual financial statements were thereby adopted. The Supervisory Board agreed to the Board of Management's profit distribution proposal, after due consideration was given to the interests of the company and its shareholders. At its meeting on March 12, 2008, the Supervisory Board took note that the company had not entered into any change-of-control agreements.

Boardroom changes

At the Annual General Meeting on April 27, 2007, Klaus Eberhardt was newly appointed to the Supervisory Board. The CEO of Rheinmetall AG, Düsseldorf, succeeds Professor Dr. Sigmar Wittig, who gave up his seat on the Supervisory Board with effect from March 31, 2007. The Supervisory Board would like to thank Professor Dr. Wittig for his dedicated and highly competent work.

On January 1, 2008, Klaus Eberhardt became the new chairman of the Supervisory Board, replacing Johannes P. Huth who stepped down from this office on December 31, 2007. The Supervisory Board would like to express its thanks and those of the Board of Management to Mr. Huth for his exceptional commitment and untiring work which have facilitated MTU's transformation from a group subsidiary into an independent, publicly quoted engine manufacturer. Under a decision by the Munich district court on February 1, 2008, Udo Stark was appointed to the Supervisory Board as the successor to Johannes P. Huth, who retired from the Supervisory Board on January 31, 2008.

Another major change took place among the company's senior executives at the transition from 2007 to 2008, when Egon Behle, formerly CEO of ZF Lenksysteme GmbH, took over the chair of MTU's Board of Management from Udo Stark. In March 2007 Mr. Stark had announced that, now that he was approaching 60, he would not be presenting his contract for renewal when it expired at the end of the year. The Supervisory Board extends its thanks to Mr. Stark for his exceptional commitment over the past years, through which he has laid the foundations for the future successful development of MTU. At its meeting on July 24, 2007, the Supervisory Board appointed Egon Behle as the new chairman of the Board of Management for a term of office of three years starting January 1, 2008.

On October 18, 2007, Dr. Stefan Weingartner was appointed as a member of the company's Board of Management for a three-year term of office with effect from November 1, 2007. He has taken over the duties of President and CEO Commercial Maintenance from Bernd Kessler, who has retired from the Board of Management. The Supervisory Board wishes to thank him for his successful efforts over the past years to set the commercial MRO business on the road to growth.

The Supervisory Board would like to thank the MTU Board of Management and all of the company's employees for their highly committed work and the successful results they have achieved in 2007. Thanks are also extended to the works council for its constructive cooperation and, last but not least, all the shareholders who have placed their trust in MTU over the past business year.

Munich, March 12, 2008
Klaus Eberhardt
Chairman of the Supervisory Board

# The Supervisory Board

**The Supervisory Board**

**Johannes P. Huth (until January 31, 2008)**

*Chairman of the Supervisory Board (until December 31, 2007)*
*Member of Kohlberg Kravis Roberts & Co. Ltd., London*

**Additional supervisory board mandates and/or mandates on comparable supervisory entities of foreign or domestic commercial companies**

A.T.U. Auto-Teile-Unger Holding GmbH
Deutsche Gesellschaft für Kunststoff-Recycling mbH
Der Grüne Punkt – Duales System Deutschland GmbH
KION Holding 1 GmbH
NXP BV
Pro7Sat1 Media AG
Zumtobel AG

**Klaus Eberhardt (since April 27, 2007)**

*Chairman of the Supervisory Board (since January 1, 2008)*
*CEO of Rheinmetall AG, Düsseldorf*

Dietrich Wälzholz Familienstiftung
Eckart Wälzholz-Junius Familienstiftung
Kolbenschmidt Pierburg AG
Nitrochemie AG
Nitrochemie Wimmis AG
Oerlikon Contraves AG

**Josef Hillreiner**

*Deputy Chairman of the Supervisory Board (since January 1, 2007)*
*Chairman of the Group Works Council of MTU Aero Engines GmbH, Munich*
*Chairman of the Works Council of MTU Aero Engines GmbH, Munich*

**Harald Flassbeck**

*Senior Union Representative, IG Metall, Munich*

EADS Deutschland GmbH
MAN Nutzfahrzeuge AG

**Babette Fröhlich**

*Departmental head within the IG Metall Executive Committee, Frankfurt*

KION Group GmbH
KION Holding 1 GmbH
Volkswagen AG

**Dr.-Ing. Jürgen M. Geißinger**

*President and CEO of INA-Holding Schaeffler KG, Herzogenaurach*

**Louis R. Hughes**

*Chief Executive Officer of GBS Laboratories, LLC., Herndon, Virginia*

ABB Ltd.
AB Electrolux
Akzo Nobel N.V.
Maxager Technology
Sulzer AG

**Michael Keller**

*Senior Vice President Rotor/Stator and Production Services of MTU Aero Engines GmbH, Munich*

**Prof. Dr. Walter Kröll**

*Former President of the Helmholtz Association of German Research Centres, Bonn*

Wincor Nixdorf AG

**Josef Mailer**

*Full-time member of the Works Council of MTU Aero Engines GmbH, Munich*
*Member of the Group Works Council of MTU Aero Engines GmbH, Munich*

**Günter Sroka**

*Former Chairman of the Group Works Council of MTU Aero Engines GmbH, Munich*

**Udo Stark**

*Former CEO of MTU Aero Engines Holding AG, Munich*

Bilfinger Berger AG
Cognis GmbH
Prysmian S.p.A.
Oystar Holding GmbH

**Prof. Dr.-Ing. Klaus Steffens**

*Former President and CEO of MTU Aero Engines GmbH, Munich*

CompuGroup Holding AG
Tyczka Energie GmbH & Co. KGaA

**Prof. Dr. Sigmar Wittig**
(until March 31, 2007)

*Former Chairman of the Executive Board of the German Aerospace Center (DLR), Cologne*

MAN Turbo AG

## Supervisory Board committees

### Personnel Committee

Johannes P. Huth, Chairman
(until December 31, 2007)
Klaus Eberhardt, Chairman
(since January 1, 2008)
Harald Flassbeck
Dr.-Ing. Jürgen M. Geißinger
Josef Hillreiner (since January 1, 2007)

### Audit Committee

Louis R. Hughes, Chairman
Klaus Eberhardt (since January 1, 2008)
Babette Fröhlich
Josef Hillreiner (since January 1, 2007)
Johannes P. Huth
(until December 31, 2007)

### Mediation Committee

Johannes P. Huth, Chairman
(until December 31, 2007)
Klaus Eberhardt, Chairman
(since January 1, 2008)
Harald Flassbeck
Dr.-Ing. Jürgen M. Geißinger
Josef Hillreiner (since January 1, 2007)

### Nomination Committee

Johannes P. Huth
(until December 31, 2007)
Klaus Eberhardt (since January 1, 2008)
Dr.-Ing. Jürgen M. Geißinger

# Glossary of engine terms

ACARE 2020
The Advisory Council for Aeronautical Research in Europe (ACARE) is composed of 39 members, including representatives of the EU member states, EUROCONTROL, the European Commission, and stakeholders in the European aerospace industry. In its Strategic Research Agenda, published in 2002, ACARE set out the goals it hopes to see achieved by 2020: aircraft should consume 50 % less fuel, emit 50 % less $CO_2$ and 80 % less $NO_x$, and their perceived noise level should be reduced by half. For engine manufacturers this means that engines for the next generation of aircraft must cut fuel consumption by about 10 %; their successors must then reach a target of 20 % by 2020.

Afterburner
Military jet engines, in particular those designed for supersonic fighter aircraft, are equipped with an afterburner located downstream of the turbine. The afterburner can make almost double the amount of thrust available for take-off, ascent or supersonic flight.

Bauhaus Luftfahrt
Bauhaus Luftfahrt focuses on the future of aviation. Based in Garching near Munich, this think-tank performs visionary basic research and project work. It was founded in November 2005 by EADS, Liebherr-Aerospace and MTU Aero Engines together with the Free State of Bavaria.

Claire
Clean Air Engine (Claire) is a technology program jointly developed by MTU and Bauhaus Luftfahrt which aims to significantly reduce the carbon dioxide output of aircraft engines. The goal is to achieve a 30 % reduction by 2035. All key components of the Claire program have already been tested or demonstrated proof of principle, and fulfill all expectations concerning energy efficiency and economic viability.

Clean
As part of the EU's 5th Framework Programme a new, greener engine concept was tested under the leadership of MTU. The resulting engine demonstrator Clean (Component validator for environmentally friendly aero engine) is based on geared turbofan technology combined with a heat exchanger, and achieves a significant reduction in fuel consumption and noise emissions.

Combustor
A combustor or combustion chamber consists of an outer casing and a flame tube or 'can' in which the actual combustion takes place. Inside, the compressed air flowing into the chamber is mixed with fuel, which is then ignited and burns at a temperature of over 2000 degrees Celsius. Due to the high temperatures involved, combustors require special thermal barrier coatings.

Compressor
The task of the compressor is to ingest air and compress it before it is fed into the combustor. Compressors consist of bladed disks (rotors) that rotate at very high speed between stationary guide vanes (stators). In order to achieve a compression ratio of over 40 : 1, which is standard in all modern two-shaft engines, it is necessary to use multi-stage low-pressure and high-pressure compressors rotating at different speeds on dual concentric shafts. These are driven by the corresponding turbines.

#### Crisp

Crisp (Counter Rotating Integrated Shrouded Propfan) was a technology program set up by MTU in the mid-1980s together with the German Aerospace Center (DLR) and several other institutes. This engine concept, which was proven feasible at the time, was based on a counter-rotating fan with adjustable blades. It would have saved a considerable amount of fuel, especially on long-haul flights, but was not carried through to production maturity due to the low fuel prices of that period.

#### DECMU

DECMU stands for Digital Engine Control and Monitoring Unit and is a full-authority engine subsystem. There are normally two separate units for engine control and monitoring, but DECMU integrates both functions in a single unit.

#### Fan

The extremely large first rotor of the low-pressure compressor is called the fan. It accelerates the bypass stream flowing aftward and provides the engine's main thrust. It is driven by the low-pressure turbine via the low-pressure shaft.

#### Geared turbofan

Geared turbofan engines consume far less fuel and generate significantly less noise than today's engine types. They therefore have every chance of becoming the standard type for use in future short- and medium-haul aircraft. Normally, an engine's fan, low-pressure compressor and low-pressure turbine are all rigidly connected to one shaft. In contrast, the geared fan is 'decoupled' from the low-pressure section by means of a reduction gear unit. This enables the low-pressure turbine and the low-pressure compressor to run at their optimum high speeds, while the fan rotates at a much lower speed (in a ratio of approx. 3 : 1). This results in significantly improved overall engine efficiency and greatly reduced noise levels.

#### Heat exchanger

A heat exchanger consists of a series of connected tubes with one fluid medium flowing inside the tubes – air in the case of aircraft engines – and a second fluid medium at a different temperature flowing along the outside of the tubes, causing energy to be transferred from the hotter medium to the cooler one. Future engines might possibly use such heat exchangers to recycle the residual energy contained in the exhaust gas stream, feeding it back into the compressed air upstream of the combustor. This would significantly increase the engine's efficiency. This method is already being used in gas turbines, particularly in power generation plants.

#### Industrial gas turbines

The operating principle of an industrial gas turbine is essentially the same as that of an aero engine. However, instead of the customary low-pressure turbine used in aircraft, industrial gas turbines have a so-called power turbine. This turbine delivers the necessary power, either directly or via a gear unit, to an additional attached power unit such as a pump or generator. Nearly all industrial gas turbines of the lower and intermediate power classes are aero-engine derivatives.

**Intermediate-pressure turbine**
In addition to the usual high-pressure and low-pressure turbines, three-shaft engines have a third, intermediate-pressure turbine which drives the intermediate-pressure compressor.

**MRO business**
MRO stands for maintenance, repair and overhaul. At MTU, the term "MRO business" is also used more specifically to designate one of the company's two business segments, where it refers to maintenance services for commercial engines, or commercial MRO.

**NEWAC**
The EU recently launched a new technology program called NEWAC (New Aero Engine Core Concepts) under the leadership of MTU. The aim is to design a new core engine for use in future aircraft engines. Specific development tasks have been allocated to each of the main partners in the program, who include the major European engine manufacturers. MTU, for its part, is testing new ways of actively controlling a high-pressure compressor in flight.

**NGSA**
NGSA stands for 'next-generation single-aisle'. Examples of such aircraft include the successors to the Airbus A320 family and the Boeing 737.

**OEM business**
In the aviation industry, OEM stands for original engine manufacturer. At MTU, the term "OEM business" is used to designate one of the company's two business segments, where it refers to the development, manufacture and assembly of (new) commercial and military engines. Spare parts for (in-service) commercial and military engines and maintenance services for military engines are also included in this business segment.

**Propfan, counter-rotating**
Unlike single-stage propfans, the counter-rotating propfan has two fan stages that rotate in opposite directions. This makes it much more efficient than its single-stage counterpart. The Crisp technology demonstrator developed by MTU in the 1980s already featured this counter-rotating design.

**Risk- and revenue-sharing partnership**
In a risk- and revenue-sharing partnership, each partner contributes a certain share of the resources needed for a specific engine program (work capacity and funding), thus carrying part of the risk. In return, each partner is entitled to a corresponding percentage of the overall sales revenue from that program.

**Subsystem**
A complete aircraft engine is made up of a number of subsystems. These include the high-pressure and low-pressure compressors, the combustor, the high-pressure and low-pressure turbines and the engine control system.

**Thrust class**
Jet engines are generally grouped into three thrust classes: engines with a thrust of between 2,500 and around 20,000 pounds, engines with a thrust of between 20,000 and approximately 50,000 pounds, and engines with a thrust ranging from 50,000 to more than 100,000 pounds. Although the official unit of force used to measure thrust is the kilonewton (kN), the English unit 'pound' is still widely used in this context by the international engineering community. The abbreviation for 'pound' when used as a unit of force is lb.

### Turbine
In a turbine, the energy contained in the gases emerging at high pressure and velocity from the combustor is converted into mechanical energy. Like the compressor, the turbine is subdivided into a high-pressure and a low-pressure section, each of which is directly connected to the corresponding compressor via the respective shaft. The turbine has to withstand much higher stresses than the compressor, as it has to deal not only with the high gas temperatures but also with the extreme centrifugal forces of several tons acting on the outer rim of its disks.

### Turbine center frame
The turbine center frame connects the high-pressure turbine to the low-pressure turbine. It has to be able to withstand the high mechanical and thermal loads. The center frame includes struts to support the shaft bearings, clad with an aerodynamic fairing, and the necessary air and oil supply lines.

### Turbofan engine
The turbofan is a decisive advancement of the turbojet principle, the main difference being its enlarged first compressor stage, known as the fan. While in turbojet engines, all of the ingested air flows consecutively through the compressor, the combustor and the turbine, turbofans separate the air stream behind the fan. A fraction of the air reaches the combustor via a number of further compressor stages and is burned. The rest, however – which constitutes a much larger fraction – is channeled around the inner components. The ratio between these two airflows is known as the bypass ratio. In modern commercial engines, this ratio can be as high as 10 : 1. The greater the bypass ratio, the more economical, environmentally compatible and silent the engine. Turbofans are far more fuel-efficient than turbojets.

### Turbojet engine
All first-generation engines work according to the turbojet principle: Air is ingested into the compressor, where it is compressed by the blades. Subsequently, it is channeled into the combustor, where fuel is injected and the mixture is burnt. The hot gases expand explosively and stream into the turbine at high velocity. The turbine consists of several turbine rotors with a multitude of blades that are forced to turn by the exhaust gas stream. The turbine drives the compressor via a shaft, and the combustion gases leave the jet nozzle. Because of their low efficiency and the large amount of noise they generate, turbojet engines are no longer produced today.

### Turboprop engine
The most noticeable external feature of a turboprop is its propeller. Inside, however, the engine differs only slightly from the turbojet and the turbofan. The turbine is larger, and drives not only the compressor but also the propeller, the latter via a gear unit to reduce the speed of rotation. Consequently, more energy has to be drawn from the exhaust gas stream in the turbine of a turboprop than in that of other engine types. Over 90 % of the energy is required for the compressor and the propeller. Turboprop airplanes can only achieve flight speeds of up to 800 km/h and are thus slower than turbojets or turbofans, but they do have the advantage of consuming far less fuel. This predestines them for use in roles where speed is less important, such as on short-haul routes or for air freight.

### Turboshaft engine
Turboshaft engines are used in helicopters and are similar to turboprops but, because the drive shaft cannot be connected in a straight line to the rotor, it is connected instead to a transmission system (gearbox), which converts the generated thrust into the rotational motion of the rotor.

Overview of Engines

| Type | Description | Application |
|---|---|---|
| **Commercial Engines** | | |
| PW4000Growth | Two-spool turbofan engine in the 340 – 440 kN thrust range | Engine for the Boeing 777 |
| GP7000 | Two-spool turbofan engine in the 315 – 380 kN thrust range | Engine for the Airbus A380 |
| CF6 | Two-spool turbofan engine in the 180 – 320 kN thrust range | Engine for the Airbus A300, A310, and A330, the Boeing 747 and 767, the DC-10, and MD-11 |
| PW2000 | Two-spool turbofan engine in the 170 – 190 kN thrust range | Engine for the Boeing 757 and Boeing C-17 |
| V2500 | Two-spool turbofan engine in the 100 – 150 kN thrust range | Engine for the Airbus A319, A320, A321 and the Boeing MD-90 |
| PW6000 | Two-spool turbofan engine in the 98 – 106 kN thrust range | Engine for the Airbus A318 |
| JT8D-200 | Two-spool turbofan engine in the 90 – 100 kN thrust range | Engine for the Boeing MD-80 series |
| PW300 | Two-spool turbofan engine in the 18 – 30 kN thrust range | Engine for medium-weight business and regional jets |
| PW500 | Two-spool turbofan engine in the 13 – 20 kN thrust range | Engine for light and medium-weight business jets |
| **Military Engines** | | |
| F404/F414 | Two-spool turbofan engine in the 80 – 97 kN thrust range | Engine for the Boeing F/A-18 Hornet amongst others |
| EJ200 | Two-spool turbofan engine with afterburner in the 90 kN thrust class | Engine for the Eurofighter/ Typhoon |
| RB199 | Three-spool turbofan engine with afterburner and thrust reverser in the 70 – 80 kN thrust range | Engine for the Panavia Tornado |
| J79 | Single-shaft turbojet engine with afterburner in the 70 – 80 kN thrust range | Engine for the F-4 Phantom |
| Larzac04 | Two-spool turbofan engine in the 14 kN thrust class | Engine for the Alpha Jet |
| TP400-D6 | Three-spool engine with a power output of 8,000 kW | Engine for the Airbus A400M |
| Tyne | Turboprop engine in the 3,955 kW power range | Engine for the Breguet Atlantic and Transall C160 |
| T64 | Turboshaft engine with free power turbine in the 3,000 kW power class | Engine for the Sikorsky CH-53G helicopter |
| MTR390/MTR390 Enhanced | Turboshaft engine with free power turbine in the 950 kW power class | Engine for the Eurocopter Tiger helicopter |
| RR250-C20 | Turboshaft engine with free power turbine in the 310 – 340 kW power range | Engine for the helicopters PAH1, Bo105, and others |
| **Industrial Gas Turbines** | | |
| LM6000 | Derivative of the CF6-80 aero engine Power class up to 44,000 kW | Electrical power stations |
| LM5000 | Derivative of the CF6-50 aero engine Power class up to 34,000 kW | Electrical power stations, mechanical power systems, oil and gas industry |
| LM2500/LM2500+ | Derivative of the CF6-6 aero engine Power class 22,000 to 30,500 kW | Electrical power stations, mechanical power systems, oil and gas industry, power systems for ships |
| ASE/TF 40/50 | Power class up to 4,100 kW | Electrical power systems, power systems for ships, mechanical power systems, generator sets |

# Contacts

Corporate Communications and Investor Relations

Eckhard Zanger
Senior Vice President
Corporate Communications
and Investor Relations
Telephone: +49 89 1489-9113
Fax: +49 89 1489-9140
E-mail: Eckhard.Zanger@mtu.de

Inka Koljonen
Director Investor Relations
Telephone: +49 89 1489-8313
Fax: +49 89 1489-95062
E-mail: Inka.Koljonen@mtu.de

MTU Aero Engines Holding AG
Dachauer Straße 665
80995 Munich, Germany
Telephone: +49 89 1489-0
Fax: +49 89 1489-5500
E-mail: info@mtu.de
http://www.mtu.de

The addresses of MTU's affiliates, joint ventures and program management and coordination companies in Germany and abroad can be found on the Internet at http://www.mtu.de

This Annual Report published by MTU Aero Engines Holding AG is available in print form in German and English. We would be happy to send you copies on request. The report is also available on the Internet in German and English.

Translation
The German version takes precedence.

# Financial calendar 2008

Financial calendar 2008

| | |
|---|---|
| March 13, 2008 | Publication of the Consolidated Financial Statements 2007 |
| | Annual results press conference |
| | Conference call with analysts and investors on the annual results for 2007 |
| April 30, 2008 | Annual General Meeting |
| September 26, 2008 | Investor and Analyst Day 2008 |



MTU Aero Engines Holding AG
Dachauer Straße 665
80995 Munich • Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

GER 03/08/MUC/01500/DC/EB/E

**FERINO, Petra**

**Von:** newsroom@dgap.de
**Gesendet:** Donnerstag, 21. Februar 2008 14:32
**An:** FERINO, Petra
**Betreff:** Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1


EquityStory AG
DGAP
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**Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

**Anlagen:**

Mitteilung (Deutsch)

Verbreitungsnetzwerk

## Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

**MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung**

21.02.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Barclays Global Investors UK Holdings Limited, London, England, hat uns mit Schreiben vom 19. Februar 2008 folgendes mitgeteilt:

Notification of voting rights in the name and on behalf of Barclays Global Investors UK Holdings Limited

Barclays Global Investors UK Holdings Limited, London, England, exceeded the 3% threshold of § 21 para. 1 WpHG on 15 February 2008 and held 3.04% of the voting rights (i.e. 1,672,412 shares with voting rights) in MTU AERO ENGINES HOLDING AG.

Barclays Global Investors UK Holdings Limited was attributed these 3.04% of the voting rights in MTU AERO ENGINES HOLDING AG pursuant to § 22 para. 1 sent. 1 no. 6 WpHG in connection with § 22 para. 1 sent. 2 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

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| | |
|---|---|
| Sprache: | Deutsch |
| Emittent: | MTU Aero Engines Holding AG<br>Dachauer Straße 665<br>80995 München<br>Deutschland |
| Internet: | www.mtu.de |

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## Verbreitungsnetzwerk: 100-Garantie

**Diese Mitteilung wurde folgenden Medien zugeleitet**

**Elektronische Verbreitungssysteme:**

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| Bloomberg | 21.02.2008 14:29 |
| Reuters | 21.02.2008 14:29 |
| vwd | 21.02.2008 14:29 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium | Zuleitung |
|---|---|
| Dow Jones | 21.02.2008 14:29 |

| | | |
|---|---|---|
| dpa-afx | 21.02.2008 14:29 | |
| dgap.de | 21.02.2008 14:29 | |
| FTD | 21.02.2008 14:29 | |

**Europäische Medien:**

| Land | Medium | Zuleitung |
|---|---|---|
| Belgien | L'Echo | 21.02.2008 14:29 |
| Belgien | De Tijd | 21.02.2008 14:29 |
| Belgien | Belga | 21.02.2008 14:29 |
| Bulgarien | Pari | 21.02.2008 14:29 |
| Bulgarien | econ.bg | 21.02.2008 14:29 |
| Bulgarien | BTA | 21.02.2008 14:29 |
| Dänemark | Borsen | 21.02.2008 14:29 |
| Dänemark | ErhvervsBladet | 21.02.2008 14:29 |
| Estland | Postimees | 21.02.2008 14:29 |
| Estland | Eesti Ekspress | 21.02.2008 14:29 |
| Estland/Lettland/Litauen | BNS | 21.02.2008 14:29 |
| Finnland | Kauppalehti Oy | 21.02.2008 14:29 |
| Finnland | Helsingin Sanomat | 21.02.2008 14:29 |
| Frankreich | Les Echos | 21.02.2008 14:29 |
| Frankreich | boursier.com | 21.02.2008 14:29 |
| Frankreich | AFP | 21.02.2008 14:29 |
| Griechenland | Express | 21.02.2008 14:29 |
| Griechenland | Reporter.gr | 21.02.2008 14:29 |
| Griechenland | ANA | 21.02.2008 14:29 |

| | | | |
|---|---|---|---|
| | Großbritannien | The Financial Times | 21.02.2008 14:29 |
| | Großbritannien | FT.com | 21.02.2008 14:29 |
| | Großbritannien/Irland | Press Association | 21.02.2008 14:29 |
| | Irland | Irish Independent | 21.02.2008 14:29 |
| | Irland | The Irish Times | 21.02.2008 14:29 |
| | Island | Vidskiptabladid | 21.02.2008 14:29 |
| | Island | mbl.is | 21.02.2008 14:29 |
| | Italien | Il Sole 24 Ore | 21.02.2008 14:29 |
| | Italien | AGI | 21.02.2008 14:29 |
| | Kroatien | Poslovni dnevnik | 21.02.2008 14:29 |
| | Kroatien | Banka magazine | 21.02.2008 14:29 |
| | Kroatien | Hina | 21.02.2008 14:29 |
| | Lettland | Dienas Bizness | 21.02.2008 14:29 |
| | Lettland | FinanceNet | 21.02.2008 14:29 |
| | Liechtenstein | Liechtensteiner Volksblatt | 21.02.2008 14:29 |
| | Liechtenstein | Radio Liechtenstein | 21.02.2008 14:29 |
| | Litauen | Verslo Zinios | 21.02.2008 14:29 |
| | Luxemburg | Luxemburger Wort | 21.02.2008 14:29 |
| | Luxemburg | wort.lu | 21.02.2008 14:29 |
| | Malta | Independent | 21.02.2008 14:29 |
| | Malta | The Times of Malta | 21.02.2008 14:29 |
| | Niederlande | Financieele Dagblad | 21.02.2008 14:29 |
| | Niederlande | IEX.nl | 21.02.2008 14:29 |
| | Niederlande | ANP | 21.02.2008 14:29 |

| | | |
|---|---|---|
| Norwegen | aftenposten.no | 21.02.2008 14:29 |
| Norwegen | Aftenposten | 21.02.2008 14:29 |
| Norwegen | NTB | 21.02.2008 14:29 |
| Polen | Gazeta Prawna | 21.02.2008 14:29 |
| Polen | Parkiet | 21.02.2008 14:29 |
| Polen | PAP | 21.02.2008 14:29 |
| Portugal | Expresso | 21.02.2008 14:29 |
| Portugal | Lusa | 21.02.2008 14:29 |
| Portugal | Diario Economico | 21.02.2008 14:29 |
| Rumänien | Capital | 21.02.2008 14:29 |
| Rumänien | Ziarul financiar | 21.02.2008 14:29 |
| Rumänien | Rompres | 21.02.2008 14:29 |
| Schweden | Dagens Industri | 21.02.2008 14:29 |
| Schweden | e24 | 21.02.2008 14:29 |
| Schweden | TT | 21.02.2008 14:29 |
| Schweiz | AWP | 21.02.2008 14:29 |
| Schweiz | Finanz und Wirtschaft | 21.02.2008 14:29 |
| Schweiz | finanzinfo.ch | 21.02.2008 14:29 |
| Skandinavien / Baltikum | OMX Group | 21.02.2008 14:29 |
| Slowakei | Hospodarske noviny | 21.02.2008 14:29 |
| Slowakei | oPeniazoch | 21.02.2008 14:29 |
| Slowakei | TASR | 21.02.2008 14:29 |
| Slowenien | Finance | 21.02.2008 14:29 |
| Slowenien | Kapital (not daily) | 21.02.2008 14:29 |

| | | |
|---|---|---|
| Slowenien | STA | 21.02.2008 14:29 |
| Spanien | La Gacetta | 21.02.2008 14:29 |
| Spanien | CincoDias | 21.02.2008 14:29 |
| Spanien | EFE | 21.02.2008 14:29 |
| Tschechische Republik | Hospodarske Noviny | 21.02.2008 14:29 |
| Tschechische Republik | hn.ihned.cz | 21.02.2008 14:29 |
| Tschechische Republik | CTK | 21.02.2008 14:29 |
| Ungarn | MTI | 21.02.2008 14:29 |
| Ungarn | magyartokepiac.hu | 21.02.2008 14:29 |
| Ungarn | Magyar Tokepiac | 21.02.2008 14:29 |
| Zypern | xak.com | 21.02.2008 14:29 |
| Zypern | CNA | 21.02.2008 14:29 |
| Zypern | Financial Mirror | 21.02.2008 14:29 |
| Österreich | WirtschaftsBlatt | 21.02.2008 14:29 |
| Österreich | wirtschaftsblatt.at | 21.02.2008 14:29 |
| Österreich | APA | 21.02.2008 14:29 |

**FERINO, Petra**

**Von:** newsroom@dgap.de

**Gesendet:** Montag, 3. März 2008 13:25

**An:** FERINO, Petra

**Betreff:** Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

**Anlagen:**

Mitteilung (Deutsch)

Verbreitungsnetzwerk

## Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

**MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung**

03.03.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

1. Die Egerton Capital Limited Partnership, London, Großbritannien, hat uns am 28. Februar 2008 folgendes mitgeteilt:

Wir, Egerton Capital Limited Partnership, der Investment Manager, teilen hiermit gemäß § 21 Abs. 1 WpHG mit, dass wir am 29. Januar 2008 die Schwelle von 3% der Stimmrechte an der MTU Aero Engines Holding AG, Dachauer Strasse 665, 80995 München, überschritten haben und zu diesem Stichtag 3,22 % (entspricht 1.768.508 Stimmrechte) der Stimmrechte halten.

Die Stimmrechte sind dem Investment Manager gemäß § 22 Abs. 1 S. 1 Nr. 6 i.V.m. Satz 2 WpHG zuzurechnen.

2. Die Egerton Capital Limited, London, Großbritannien, hat uns am 28. Februar 2008 folgendes mitgeteilt:

Wir, Egerton Capital Limited, General Partner des Investment Managers Egerton Capital Limited Partnership, teilen hiermit gemäß § 21 Abs. 1 WpHG mit, dass wir am 29. Januar 2008 die Schwelle von 3% der Stimmrechte an der MTU Aero Engines Holding AG, Dachauer Strasse 665, 80995 München, überschritten haben und zu diesem Stichtag 3,22% (entspricht 1.768.508 Stimmrechte) der Stimmrechte halten.

Die Stimmrechte sind dem General Partner gemäß § 22 Abs. 1 Satz 1 Nr. 6 i.V.m. Satz 2 WpHG zuzurechnen.

3. Mr William Bollinger, Großbritannien, hat uns am 28. Februar 2008 folgendes mitgeteilt:

Ich, William Bollinger, teile hiermit gemäß § 21 Abs. 1 WpHG mit, dass ich am 29. Januar 2008 die Schwelle von 3% der Stimmrechte an der MTU Aero Engines Holding AG, Dachauer Strasse 665, 80995 München, überschritten habe und zu diesem Stichtag 3,22% (entspricht 1.768.508 Stimmrechte) der Stimmrechte halte.

Die Stimmrechte sind mir gemäß § 22 Abs. 1 Satz 1 Nr. 6 i.V.m. Satz 2 WpHG zuzurechnen.

4. Mr John Armitage, Großbritannien, hat uns am 28. Februar 2008 folgendes mitgeteilt:

Ich, John Armitage, teile hiermit gemäß § 21 Abs. 1 WpHG mit, dass ich am 29. Januar 2008 die Schwelle von 3% der Stimmrechte an der MTU Aero Engines Holding AG, Dachauer Strasse 665, 80995 München, überschritten habe und zu diesem Stichtag 3,22% (entspricht 1.768.508 Stimmrechte) der Stimmrechte halte.

Die Stimmrechte sind mir gemäß § 22 Abs. 1 Satz 1 Nr. 6 i.V.m. Satz 2 WpHG zuzurechnen.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

----------------------------------------------------------------------------------------------------
-

Sprache: Deutsch
Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

----------------------------------------------------------------------------------------------------
-

Ende der Mitteilung DGAP Meldepflichten-Service



----------------------------------------------------------------------------------------------------
-

Ende der Mitteilung

**DGAP Meldepflichten-Service**

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

## Verbreitungsnetzwerk: TUG-Garantie

**Diese Mitteilung wurde folgenden Medien zugeleitet**

**Elektronische Verbreitungssysteme:**

| | Verbreitungssystem | Einspeisung |
|---|---|---|
| | Bloomberg | 03.03.2008 13:22 |
| | Reuters | 03.03.2008 13:22 |
| vwd: | vwd | 03.03.2008 13:22 |

**Auswahl aus dem deutschen Medienbündel:**

| | Medium | Zuleitung |
|---|---|---|
| | Dow Jones | 03.03.2008 13:22 |
| | dpa-afx | 03.03.2008 13:22 |
| | dgap.de | 03.03.2008 13:22 |
| | FTD | 03.03.2008 13:22 |

**Europäische Medien:**

| | Land | Medium | Zuleitung |
|---|---|---|---|
| | Belgien | L'Echo | 03.03.2008 13:22 |
| | Belgien | De Tijd | 03.03.2008 13:22 |
| | Belgien | Belga | 03.03.2008 13:22 |
| | Bulgarien | Pari | 03.03.2008 13:22 |
| | Bulgarien | econ.bg | 03.03.2008 13:22 |
| | Bulgarien | BTA | 03.03.2008 13:22 |
| | Dänemark | Borsen | 03.03.2008 13:22 |
| | Dänemark | ErhvervsBladet | 03.03.2008 13:22 |
| | Estland | Postimees | 03.03.2008 13:22 |
| | Estland | Eesti Ekspress | 03.03.2008 13:22 |

| | | |
|---|---|---|
| Estland/Lettland/Litauen | BNS | 03.03.2008 13:22 |
| Finnland | Kauppalehti Oy | 03.03.2008 13:22 |
| Finnland | Helsingin Sanomat | 03.03.2008 13:22 |
| Frankreich | Les Echos | 03.03.2008 13:22 |
| Frankreich | boursier.com | 03.03.2008 13:22 |
| Frankreich | AFP | 03.03.2008 13:22 |
| Griechenland | Express | 03.03.2008 13:22 |
| Griechenland | Reporter.gr | 03.03.2008 13:22 |
| Griechenland | ANA | 03.03.2008 13:22 |
| Großbritannien | The Financial Times | 03.03.2008 13:22 |
| Großbritannien | FT.com | 03.03.2008 13:22 |
| Großbritannien/Irland | Press Association | 03.03.2008 13:22 |
| Irland | Irish Independent | 03.03.2008 13:22 |
| Irland | The Irish Times | 03.03.2008 13:22 |
| Island | Vidskiptabladid | 03.03.2008 13:22 |
| Island | mbl.is | 03.03.2008 13:22 |
| Italien | Il Sole 24 Ore | 03.03.2008 13:22 |
| Italien | AGI | 03.03.2008 13:22 |
| Kroatien | Poslovni dnevnik | 03.03.2008 13:22 |
| Kroatien | Banka magazine | 03.03.2008 13:22 |
| Kroatien | Hina | 03.03.2008 13:22 |
| Lettland | Dienas Bizness | 03.03.2008 13:22 |
| Lettland | FinanceNet | 03.03.2008 13:22 |
| Liechtenstein | Liechtensteiner Volksblatt | 03.03.2008 13:22 |

| | | |
|---|---|---|
| Liechtenstein | Radio Liechtenstein | 03.03.2008 13:22 |
| Litauen | Verslo Zinios | 03.03.2008 13:22 |
| Luxemburg | Luxemburger Wort | 03.03.2008 13:22 |
| Luxemburg | wort.lu | 03.03.2008 13:22 |
| Malta | Independent | 03.03.2008 13:22 |
| Malta | The Times of Malta | 03.03.2008 13:22 |
| Niederlande | Financieele Dagblad | 03.03.2008 13:22 |
| Niederlande | IEX.nl | 03.03.2008 13:22 |
| Niederlande | ANP | 03.03.2008 13:22 |
| Norwegen | aftenposten.no | 03.03.2008 13:22 |
| Norwegen | Aftenposten | 03.03.2008 13:22 |
| Norwegen | NTB | 03.03.2008 13:22 |
| Polen | Gazeta Prawna | 03.03.2008 13:22 |
| Polen | Parkiet | 03.03.2008 13:22 |
| Polen | PAP | 03.03.2008 13:22 |
| Portugal | Expresso | 03.03.2008 13:22 |
| Portugal | Lusa | 03.03.2008 13:22 |
| Portugal | Diario Economico | 03.03.2008 13:22 |
| Rumänien | Capital | 03.03.2008 13:22 |
| Rumänien | Ziarul financiar | 03.03.2008 13:22 |
| Rumänien | Rompres | 03.03.2008 13:22 |
| Schweden | Dagens Industri | 03.03.2008 13:22 |
| Schweden | e24 | 03.03.2008 13:22 |
| Schweden | TT | 03.03.2008 13:22 |

| | | | |
|---|---|---|---|
| | Schweiz | AWP | 03.03.2008 13:22 |
| | Schweiz | Finanz und Wirtschaft | 03.03.2008 13:22 |
| | Schweiz | finanzinfo.ch | 03.03.2008 13:22 |
| | Skandinavien / Baltikum | OMX Group | 03.03.2008 13:22 |
| | Slowakei | Hospodarske noviny | 03.03.2008 13:22 |
| | Slowakei | oPeniazoch | 03.03.2008 13:22 |
| | Slowakei | TASR | 03.03.2008 13:22 |
| | Slowenien | Finance | 03.03.2008 13:22 |
| | Slowenien | Kapital (not daily) | 03.03.2008 13:22 |
| | Slowenien | STA | 03.03.2008 13:22 |
| | Spanien | La Gacetta | 03.03.2008 13:22 |
| | Spanien | CincoDias | 03.03.2008 13:22 |
| | Spanien | EFE | 03.03.2008 13:22 |
| | Tschechische Republik | Hospodarske Noviny | 03.03.2008 13:22 |
| | Tschechische Republik | hn.ihned.cz | 03.03.2008 13:22 |
| | Tschechische Republik | CTK | 03.03.2008 13:22 |
| | Ungarn | MTI | 03.03.2008 13:22 |
| | Ungarn | magyartokepiac.hu | 03.03.2008 13:22 |
| | Ungarn | Magyar Tokepiac | 03.03.2008 13:22 |
| | Zypern | xak.com | 03.03.2008 13:22 |
| | Zypern | CNA | 03.03.2008 13:22 |
| | Zypern | Financial Mirror | 03.03.2008 13:22 |
| | Österreich | WirtschaftsBlatt | 03.03.2008 13:22 |
| | Österreich | wirtschaftsblatt.at | 03.03.2008 13:22 |

| | | | |
|---|---|---|---|
| | Österreich | APA | 03.03.2008 13:22 |

## FERINO, Petra

**Von:** newsroom@dgap.de

**Gesendet:** Donnerstag, 13. März 2008 17:32

**An:** FERINO, Petra

**Betreff:** Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

**Anlagen:**

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

## Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

---

Angaben zum Mitteilungspflichtigen
Name: Martens
Vorname: Dr. Rainer
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 13.03.2008
Kurs/Preis: 26,38
Währung: EUR
Stückzahl: 600,00
Gesamtvolumen: 15828,00
Ort: Stuttgart

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
8099 5 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 13.03.2008

Finanznachrichten übermittelt durch die DGAP
ID 5503

----------------------------------------------------------------------------------------------------
-

Ende der Mitteilung



## Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.
----------------------------------------------------------------------------------------------------
-

Details of the person subject to the disclosure requirement
Last name: Martens
First name: Dr. Rainer
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 13.03.2008
Price: 26.38
Currency: EUR
No. of items: 600.00< br>Total amount traded: 15828.00
Place: Stuttgart

13.03.2008

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 13.03.2008

Financial News transmitted by DGAP
ID 5503

---

-

End of news

**DGAP regulatory service**


## Verbreitungsnetzwerk: TUG-Garantie

**Diese Mitteilung wurde folgenden Medien zugeleitet**

**Elektronische Verbreitungssysteme:**

| Verbreitungssystem | Einspeisung |
|---|---|
| Bloomberg | 13.03.2008 17:28 |
| Reuters | 13.03.2008 17:28 |
| vwd | 13.03.2008 17:28 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium | Zuleitung |
|---|---|
| Dow Jones | 13.03.2008 17:28 |
| dpa-afx | 13.03.2008 17:28 |
| dgap.de | 13.03.2008 17:28 |
| FTD | 13.03.2008 17:28 |

**Europäische Medien:**

| Land | Medium | Zuleitung |
|---|---|---|

| | | |
|---|---|---|
| Belgien | L'Echo | 13.03.2008 17:28 |
| Belgien | De Tijd | 13.03.2008 17:28 |
| Belgien | Belga | 13.03.2008 17:28 |
| Bulgarien | Pari | 13.03.2008 17:28 |
| Bulgarien | econ.bg | 13.03.2008 17:28 |
| Bulgarien | BTA | 13.03.2008 17:28 |
| Dänemark | Borsen | 13.03.2008 17:28 |
| Dänemark | ErhvervsBladet | 13.03.2008 17:28 |
| Estland | Postimees | 13.03.2008 17:28 |
| Estland | Eesti Ekspress | 13.03.2008 17:28 |
| Estland/Lettland/Litauen | BNS | 13.03.2008 17:28 |
| Finnland | Kauppalehti Oy | 13.03.2008 17:28 |
| Finnland | Helsingin Sanomat | 13.03.2008 17:28 |
| Frankreich | Les Echos | 13.03.2008 17:28 |
| Frankreich | boursier.com | 13.03.2008 17:28 |
| Frankreich | AFP | 13.03.2008 17:28 |
| Griechenland | Express | 13.03.2008 17:28 |
| Griechenland | Reporter.gr | 13.03.2008 17:28 |
| Griechenland | ANA | 13.03.2008 17:28 |
| Großbritannien | The Financial Times | 13.03.2008 17:28 |
| Großbritannien | FT.com | 13.03.2008 17:28 |
| Großbritannien/Irland | Press Association | 13.03.2008 17:28 |
| Irland | Irish Independent | 13.03.2008 17:28 |
| Irland | The Irish Times | 13.03.2008 17:28 |

| | | |
|---|---|---|
| Island | Vidskiptabladid | 13.03.2008 17:28 |
| Island | mbl.is | 13.03.2008 17:28 |
| Italien | Il Sole 24 Ore | 13.03.2008 17:28 |
| Italien | AGI | 13.03.2008 17:28 |
| Kroatien | Poslovni dnevnik | 13.03.2008 17:28 |
| Kroatien | Banka magazine | 13.03.2008 17:28 |
| Kroatien | Hina | 13.03.2008 17:28 |
| Lettland | Dienas Bizness | 13.03.2008 17:28 |
| Lettland | FinanceNet | 13.03.2008 17:28 |
| Liechtenstein | Liechtensteiner Volksblatt | 13.03.2008 17:28 |
| Liechtenstein | Radio Liechtenstein | 13.03.2008 17:28 |
| Litauen | Verslo Zinios | 13.03.2008 17:28 |
| Luxemburg | Luxemburger Wort | 13.03.2008 17:28 |
| Luxemburg | wort.lu | 13.03.2008 17:28 |
| Malta | Independent | 13.03.2008 17:28 |
| Malta | The Times of Malta | 13.03.2008 17:28 |
| Niederlande | Financieele Dagblad | 13.03.2008 17:28 |
| Niederlande | IEX.nl | 13.03.2008 17:28 |
| Niederlande | ANP | 13.03.2008 17:28 |
| Norwegen | aftenposten.no | 13.03.2008 17:28 |
| Norwegen | Aftenposten | 13.03.2008 17:28 |
| Norwegen | NTB | 13.03.2008 17:28 |
| Polen | Gazeta Prawna | 13.03.2008 17:28 |
| Polen | Parkiet | 13.03.2008 17:28 |

| | | |
|---|---|---|
| Polen | PAP | 13.03.2008 17:28 |
| Portugal | Expresso | 13.03.2008 17:28 |
| Portugal | Lusa | 13.03.2008 17:28 |
| Portugal | Diario Economico | 13.03.2008 17:28 |
| Rumänien | Capital | 13.03.2008 17:28 |
| Rumänien | Ziarul financiar | 13.03.2008 17:28 |
| Rumänien | Rompres | 13.03.2008 17:28 |
| Schweden | Dagens Industri | 13.03.2008 17:28 |
| Schweden | e24 | 13.03.2008 17:28 |
| Schweden | TT | 13.03.2008 17:28 |
| Schweiz | AWP | 13.03.2008 17:28 |
| Schweiz | Finanz und Wirtschaft | 13.03.2008 17:28 |
| Schweiz | finanzinfo.ch | 13.03.2008 17:28 |
| Skandinavien / Baltikum | OMX Group | 13.03.2008 17:28 |
| Slowakei | Hospodarske noviny | 13.03.2008 17:28 |
| Slowakei | oPeniazoch | 13.03.2008 17:28 |
| Slowakei | TASR | 13.03.2008 17:28 |
| Slowenien | Finance | 13.03.2008 17:28 |
| Slowenien | Kapital (not daily) | 13.03.2008 17:28 |
| Slowenien | STA | 13.03.2008 17:28 |
| Spanien | La Gacetta | 13.03.2008 17:28 |
| Spanien | CincoDias | 13.03.2008 17:28 |
| Spanien | EFE | 13.03.2008 17:28 |
| Tschechische Republik | Hospodarske Noviny | 13.03.2008 17:28 |

| | | |
|---|---|---|
| Tschechische Republik | hn.ihned.cz | 13.03.2008 17:28 |
| Tschechische Republik | CTK | 13.03.2008 17:28 |
| Ungarn | MTI | 13.03.2008 17:28 |
| Ungarn | magyartokepiac.hu | 13.03.2008 17:28 |
| Ungarn | Magyar Tokepiac | 13.03.2008 17:28 |
| Zypern | xak.com | 13.03.2008 17:28 |
| Zypern | CNA | 13.03.2008 17:28 |
| Zypern | Financial Mirror | 13.03.2008 17:28 |
| Österreich | WirtschaftsBlatt | 13.03.2008 17:28 |
| Österreich | wirtschaftsblatt.at | 13.03.2008 17:28 |
| Österreich | APA | 13.03.2008 17:28 |

**FERINO, Petra**

---

**Von:** newsroom@dgap.de
**Gesendet:** Montag, 17. März 2008 17:01
**An:** FERINO, Petra
**Betreff:** Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

**Anlagen:**

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

## Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.
--------------------------------------------------------------------------------

Angaben zum Mitteilungspflichtigen
Name: Behle
Vorname: Egon Wilhelm
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 14.03.2008
Kurs/Preis: 25,897631
Währung: EUR
Stückzahl: 9000,00
Gesamtvolumen: 233078,68
Ort: XETRA

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80 995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 17.03.2008

Finanznachrichten übermittelt durch die DGAP
ID 5519

---------------------------------------------------------------------------------------------------------
-

Ende der Mitteilung



## Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.
---------------------------------------------------------------------------------------------------------
-

Details of the person subject to the disclosure requirement
Last name: Behle
First name: Egon Wilhelm
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 14.03.2008
Price: 25.897631
Currency: EUR
No. of items: 900 0.00
Total amount traded: 233078.68
Place: XETRA

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 17.03.2008

Financial News transmitted by DGAP
ID 5519

-----------------------------------------------------------------------------------------------------
-

End of news



## Verbreitungsnetzwerk: TUG-Garantie

**Diese Mitteilung wurde folgenden Medien zugeleitet**

**Elektronische Verbreitungssysteme:**

| | Verbreitungssystem | Einspeisung |
|---|---|---|
| | Bloomberg | 17.03.2008 16:56 |
| | Reuters | 17.03.2008 16:56 |
| vwd: | vwd | 17.03.2008 16:56 |

**Auswahl aus dem deutschen Medienbündel:**

| | Medium | Zuleitung |
|---|---|---|
| | Dow Jones | 17.03.2008 16:56 |
| | dpa-afx | 17.03.2008 16:56 |
| | dgap.de | 17.03.2008 16:56 |
| | FTD | 17.03.2008 16:56 |

**Europäische Medien:**

| Land | Medium | Zuleitung |
| --- | --- | --- |
| Belgien | L'Echo | 17.03.2008 16:56 |
| Belgien | De Tijd | 17.03.2008 16:56 |
| Belgien | Belga | 17.03.2008 16:56 |
| Bulgarien | Pari | 17.03.2008 16:56 |
| Bulgarien | econ.bg | 17.03.2008 16:56 |
| Bulgarien | BTA | 17.03.2008 16:56 |
| Dänemark | Borsen | 17.03.2008 16:56 |
| Dänemark | ErhvervsBladet | 17.03.2008 16:56 |
| Estland | Postimees | 17.03.2008 16:56 |
| Estland | Eesti Ekspress | 17.03.2008 16:56 |
| Estland/Lettland/Litauen | BNS | 17.03.2008 16:56 |
| Finnland | Kauppalehti Oy | 17.03.2008 16:56 |
| Finnland | Helsingin Sanomat | 17.03.2008 16:56 |
| Frankreich | Les Echos | 17.03.2008 16:56 |
| Frankreich | boursier.com | 17.03.2008 16:56 |
| Frankreich | AFP | 17.03.2008 16:56 |
| Griechenland | Express | 17.03.2008 16:56 |
| Griechenland | Reporter.gr | 17.03.2008 16:56 |
| Griechenland | ANA | 17.03.2008 16:56 |
| Großbritannien | The Financial Times | 17.03.2008 16:56 |
| Großbritannien | FT.com | 17.03.2008 16:56 |
| Großbritannien/Irland | Press Association | 17.03.2008 16:56 |
| Irland | Irish Independent | 17.03.2008 16:56 |

| | | | |
|---|---|---|---|
| Irland | The Irish Times | 17.03.2008 16:56 |
| Island | Vidskiptabladid | 17.03.2008 16:56 |
| Island | mbl.is | 17.03.2008 16:56 |
| Italien | Il Sole 24 Ore | 17.03.2008 16:56 |
| Italien | AGI | 17.03.2008 16:56 |
| Kroatien | Poslovni dnevnik | 17.03.2008 16:56 |
| Kroatien | Banka magazine | 17.03.2008 16:56 |
| Kroatien | Hina | 17.03.2008 16:56 |
| Lettland | Dienas Bizness | 17.03.2008 16:56 |
| Lettland | FinanceNet | 17.03.2008 16:56 |
| Liechtenstein | Liechtensteiner Volksblatt | 17.03.2008 16:56 |
| Liechtenstein | Radio Liechtenstein | 17.03.2008 16:56 |
| Litauen | Verslo Zinios | 17.03.2008 16:56 |
| Luxemburg | Luxemburger Wort | 17.03.2008 16:56 |
| Luxemburg | wort.lu | 17.03.2008 16:56 |
| Malta | Independent | 17.03.2008 16:56 |
| Malta | The Times of Malta | 17.03.2008 16:56 |
| Niederlande | Financieele Dagblad | 17.03.2008 16:56 |
| Niederlande | IEX.nl | 17.03.2008 16:56 |
| Niederlande | ANP | 17.03.2008 16:56 |
| Norwegen | aftenposten.no | 17.03.2008 16:56 |
| Norwegen | Aftenposten | 17.03.2008 16:56 |
| Norwegen | NTB | 17.03.2008 16:56 |
| Polen | Gazeta Prawna | 17.03.2008 16:56 |

| | | |
|---|---|---|
| Polen | Parkiet | 17.03.2008 16:56 |
| Polen | PAP | 17.03.2008 16:56 |
| Portugal | Expresso | 17.03.2008 16:56 |
| Portugal | Lusa | 17.03.2008 16:56 |
| Portugal | Diario Economico | 17.03.2008 16:56 |
| Rumänien | Capital | 17.03.2008 16:56 |
| Rumänien | Ziarul financiar | 17.03.2008 16:56 |
| Rumänien | Rompres | 17.03.2008 16:56 |
| Schweden | Dagens Industri | 17.03.2008 16:56 |
| Schweden | e24 | 17.03.2008 16:56 |
| Schweden | TT | 17.03.2008 16:56 |
| Schweiz | AWP | 17.03.2008 16:56 |
| Schweiz | Finanz und Wirtschaft | 17.03.2008 16:56 |
| Schweiz | finanzinfo.ch | 17.03.2008 16:56 |
| Skandinavien / Baltikum | OMX Group | 17.03.2008 16:56 |
| Slowakei | Hospodarske noviny | 17.03.2008 16:56 |
| Slowakei | oPeniazoch | 17.03.2008 16:56 |
| Slowakei | TASR | 17.03.2008 16:56 |
| Slowenien | Finance | 17.03.2008 16:56 |
| Slowenien | Kapital (not daily) | 17.03.2008 16:56 |
| Slowenien | STA | 17.03.2008 16:56 |
| Spanien | La Gacetta | 17.03.2008 16:56 |
| Spanien | CincoDias | 17.03.2008 16:56 |
| Spanien | EFE | 17.03.2008 16:56 |

| | | | |
|---|---|---|---|
| | Tschechische Republik | Hospodarske Noviny | 17.03.2008 16:56 |
| | Tschechische Republik | hn.ihned.cz | 17.03.2008 16:56 |
| | Tschechische Republik | CTK | 17.03.2008 16:56 |
| | Ungarn | MTI | 17.03.2008 16:56 |
| | Ungarn | magyartokepiac.hu | 17.03.2008 16:56 |
| | Ungarn | Magyar Tokepiac | 17.03.2008 16:56 |
| | Zypern | xak.com | 17.03.2008 16:56 |
| | Zypern | CNA | 17.03.2008 16:56 |
| | Zypern | Financial Mirror | 17.03.2008 16:56 |
| | Österreich | WirtschaftsBlatt | 17.03.2008 16:56 |
| | Österreich | wirtschaftsblatt.at | 17.03.2008 16:56 |
| | Österreich | APA | 17.03.2008 16:56 |

**FERINO, Petra**

**Von:** newsroom@dgap.de
**Gesendet:** Montag, 17. März 2008 17:10
**An:** FERINO, Petra
**Betreff:** Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

**Anlagen:**

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

## Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.
---------------------------------------------------------------------------
-

Angaben zum Mitteilungspflichtigen
Name: Winkler
Vorname: Reiner
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 14.03.2008
Kurs/Preis: 25,93
Währung: EUR
Stückzahl: 5000,00
Gesamtvolumen: 129650,00
Ort: XETRA

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 Münc hen
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 17.03.2008

Finanznachrichten übermittelt durch die DGAP
ID 5543

-----------------------------------------------------------------------------------------------------
-

Ende der Mitteilung



## Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.
-----------------------------------------------------------------------------------------------------
-

Details of the person subject to the disclosure requirement
Last name: Winkler
First name: Reiner
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 14.03.2008
Price: 25.93
Currency: EUR
No. of items: 5000.00
Total amount traded: 129650.00
Place: XETRA

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 17.03.2008

Financial News transmitted by DGAP
ID 5543

-----------------------------------------------------------------------------------------------------------
-

End of news



## Verbreitungsnetzwerk: TUG-Garantie

**Diese Mitteilung wurde folgenden Medien zugeleitet**

**Elektronische Verbreitungssysteme:**

| Verbreitungssystem | Einspeisung |
|---|---|
| Bloomberg | 17.03.2008 17:05 |
| Reuters | 17.03.2008 17:05 |
| vwd | 17.03.2008 17:05 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium | Zuleitung |
|---|---|
| Dow Jones | 17.03.2008 17:05 |
| dpa-afx | 17.03.2008 17:05 |
| dgap.de | 17.03.2008 17:05 |
| FTD | 17.03.2008 17:05 |

**Europäische Medien:**

| Land | Medium | Zuleitung |
|---|---|---|
| Belgien | L'Echo | 17.03.2008 17:05 |
| Belgien | De Tijd | 17.03.2008 17:05 |
| Belgien | Belga | 17.03.2008 17:05 |
| Bulgarien | Pari | 17.03.2008 17:05 |
| Bulgarien | econ.bg | 17.03.2008 17:05 |
| Bulgarien | BTA | 17.03.2008 17:05 |
| Dänemark | Borsen | 17.03.2008 17:05 |
| Dänemark | ErhvervsBladet | 17.03.2008 17:05 |
| Estland | Postimees | 17.03.2008 17:05 |
| Estland | Eesti Ekspress | 17.03.2008 17:05 |
| Estland/Lettland/Litauen | BNS | 17.03.2008 17:05 |
| Finnland | Kauppalehti Oy | 17.03.2008 17:05 |
| Finnland | Helsingin Sanomat | 17.03.2008 17:05 |
| Frankreich | Les Echos | 17.03.2008 17:05 |
| Frankreich | boursier.com | 17.03.2008 17:05 |
| Frankreich | AFP | 17.03.2008 17:05 |
| Griechenland | Express | 17.03.2008 17:05 |
| Griechenland | Reporter.gr | 17.03.2008 17:05 |
| Griechenland | ANA | 17.03.2008 17:05 |
| Großbritannien | The Financial Times | 17.03.2008 17:05 |
| Großbritannien | FT.com | 17.03.2008 17:05 |
| Großbritannien/Irland | Press Association | 17.03.2008 17:05 |
| Irland | Irish Independent | 17.03.2008 17:05 |

| | | |
|---|---|---|
| Irland | The Irish Times | 17.03.2008 17:05 |
| Island | Vidskiptabladid | 17.03.2008 17:05 |
| Island | mbl.is | 17.03.2008 17:05 |
| Italien | Il Sole 24 Ore | 17.03.2008 17:05 |
| Italien | AGI | 17.03.2008 17:05 |
| Kroatien | Poslovni dnevnik | 17.03.2008 17:05 |
| Kroatien | Banka magazine | 17.03.2008 17:05 |
| Kroatien | Hina | 17.03.2008 17:05 |
| Lettland | Dienas Bizness | 17.03.2008 17:05 |
| Lettland | FinanceNet | 17.03.2008 17:05 |
| Liechtenstein | Liechtensteiner Volksblatt | 17.03.2008 17:05 |
| Liechtenstein | Radio Liechtenstein | 17.03.2008 17:05 |
| Litauen | Verslo Zinios | 17.03.2008 17:05 |
| Luxemburg | Luxemburger Wort | 17.03.2008 17:05 |
| Luxemburg | wort.lu | 17.03.2008 17:05 |
| Malta | Independent | 17.03.2008 17:05 |
| Malta | The Times of Malta | 17.03.2008 17:05 |
| Niederlande | Financieele Dagblad | 17.03.2008 17:05 |
| Niederlande | IEX.nl | 17.03.2008 17:05 |
| Niederlande | ANP | 17.03.2008 17:05 |
| Norwegen | aftenposten.no | 17.03.2008 17:05 |
| Norwegen | Aftenposten | 17.03.2008 17:05 |
| Norwegen | NTB | 17.03.2008 17:05 |
| Polen | Gazeta Prawna | 17.03.2008 17:05 |

| | | |
|---|---|---|
| Polen | Parkiet | 17.03.2008 17:05 |
| Polen | PAP | 17.03.2008 17:05 |
| Portugal | Expresso | 17.03.2008 17:05 |
| Portugal | Lusa | 17.03.2008 17:05 |
| Portugal | Diario Economico | 17.03.2008 17:05 |
| Rumänien | Capital | 17.03.2008 17:05 |
| Rumänien | Ziarul financiar | 17.03.2008 17:05 |
| Rumänien | Rompres | 17.03.2008 17:05 |
| Schweden | Dagens Industri | 17.03.2008 17:05 |
| Schweden | e24 | 17.03.2008 17:05 |
| Schweden | TT | 17.03.2008 17:05 |
| Schweiz | AWP | 17.03.2008 17:05 |
| Schweiz | Finanz und Wirtschaft | 17.03.2008 17:05 |
| Schweiz | finanzinfo.ch | 17.03.2008 17:05 |
| Skandinavien / Baltikum | OMX Group | 17.03.2008 17:05 |
| Slowakei | Hospodarske noviny | 17.03.2008 17:05 |
| Slowakei | oPeniazoch | 17.03.2008 17:05 |
| Slowakei | TASR | 17.03.2008 17:05 |
| Slowenien | Finance | 17.03.2008 17:05 |
| Slowenien | Kapital (not daily) | 17.03.2008 17:05 |
| Slowenien | STA | 17.03.2008 17:05 |
| Spanien | La Gacetta | 17.03.2008 17:05 |
| Spanien | CincoDias | 17.03.2008 17:05 |
| Spanien | EFE | 17.03.2008 17:05 |

| | | | |
|---|---|---|---|
| | Tschechische Republik | Hospodarske Noviny | 17.03.2008 17:05 |
| | Tschechische Republik | hn.ihned.cz | 17.03.2008 17:05 |
| | Tschechische Republik | CTK | 17.03.2008 17:05 |
| | Ungarn | MTI | 17.03.2008 17:05 |
| | Ungarn | magyartokepiac.hu | 17.03.2008 17:05 |
| | Ungarn | Magyar Tokepiac | 17.03.2008 17:05 |
| | Zypern | xak.com | 17.03.2008 17:05 |
| | Zypern | CNA | 17.03.2008 17:05 |
| | Zypern | Financial Mirror | 17.03.2008 17:05 |
| | Österreich | WirtschaftsBlatt | 17.03.2008 17:05 |
| | Österreich | wirtschaftsblatt.at | 17.03.2008 17:05 |
| | Österreich | APA | 17.03.2008 17:05 |

## FERINO, Petra

**Von:** newsroom@dgap.de
**Gesendet:** Dienstag, 18. März 2008 17:11
**An:** FERINO, Petra
**Betreff:** Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

EquityStory.AG | DGAP

ONLINE INVESTOR RELATIONS



**Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

**Anlagen:**

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

## Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.
---------------------------------------------------------------------------------------------------------
-

Angaben zum Mitteilungspflichtigen
Name: Winkler
Vorname: Reiner
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 17.03.2008
Kurs/Preis: 25,22
Währung: EUR
Stückzahl: 5000,00
Gesamtvolumen: 126100,00
Ort: XETRA

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 Mün chen
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 18.03.2008

Finanznachrichten übermittelt durch die DGAP
ID 5561

---------------------------------------------------------------------------------------------------------
-

Ende der Mitteilung



## Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.
---------------------------------------------------------------------------------------------------------
-

Details of the person subject to the disclosure requirement
Last name: Winkler
First name: Reiner
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 17.03.2008
Price: 25.22
Currency: EUR
No. of items: 5000.00
Total amount traded: 126100.00
Place: XETRA

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 18.03.2008

Financial News transmitted by DGAP
ID 5561

---------------------------------------------------------------------------------------------------
-

End of news



## Verbreitungsnetzwerk: TUG-Garantie

**Diese Mitteilung wurde folgenden Medien zugeleitet**

**Elektronische Verbreitungssysteme:**

| Verbreitungssystem | Einspeisung |
|---|---|
| Bloomberg | 18.03.2008 17:06 |
| Reuters | 18.03.2008 17:06 |
| vwd | 18.03.2008 17:06 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium | Zuleitung |
|---|---|
| Dow Jones | 18.03.2008 17:06 |
| dpa-afx | 18.03.2008 17:06 |
| dgap.de | 18.03.2008 17:06 |
| FTD | 18.03.2008 17:06 |

**Europäische Medien:**

| Land | Medium | Zuleitung |
|---|---|---|
| Belgien | L'Echo | 18.03.2008 17:06 |
| Belgien | De Tijd | 18.03.2008 17:06 |
| Belgien | Belga | 18.03.2008 17:06 |
| Bulgarien | Pari | 18.03.2008 17:06 |
| Bulgarien | econ.bg | 18.03.2008 17:06 |
| Bulgarien | BTA | 18.03.2008 17:06 |
| Dänemark | Borsen | 18.03.2008 17:06 |
| Dänemark | ErhvervsBladet | 18.03.2008 17:06 |
| Estland | Postimees | 18.03.2008 17:06 |
| Estland | Eesti Ekspress | 18.03.2008 17:06 |
| Estland/Lettland/Litauen | BNS | 18.03.2008 17:06 |
| Finnland | Kauppalehti Oy | 18.03.2008 17:06 |
| Finnland | Helsingin Sanomat | 18.03.2008 17:06 |
| Frankreich | Les Echos | 18.03.2008 17:06 |
| Frankreich | boursier.com | 18.03.2008 17:06 |
| Frankreich | AFP | 18.03.2008 17:06 |
| Griechenland | Express | 18.03.2008 17:06 |
| Griechenland | Reporter.gr | 18.03.2008 17:06 |
| Griechenland | ANA | 18.03.2008 17:06 |
| Großbritannien | The Financial Times | 18.03.2008 17:06 |
| Großbritannien | FT.com | 18.03.2008 17:06 |
| Großbritannien/Irland | Press Association | 18.03.2008 17:06 |
| Irland | Irish Independent | 18.03.2008 17:06 |

| | | |
|---|---|---|
| Irland | The Irish Times | 18.03.2008 17:06 |
| Island | Vidskiptabladid | 18.03.2008 17:06 |
| Island | mbl.is | 18.03.2008 17:06 |
| Italien | Il Sole 24 Ore | 18.03.2008 17:06 |
| Italien | AGI | 18.03.2008 17:06 |
| Kroatien | Poslovni dnevnik | 18.03.2008 17:06 |
| Kroatien | Banka magazine | 18.03.2008 17:06 |
| Kroatien | Hina | 18.03.2008 17:06 |
| Lettland | Dienas Bizness | 18.03.2008 17:06 |
| Lettland | FinanceNet | 18.03.2008 17:06 |
| Liechtenstein | Liechtensteiner Volksblatt | 18.03.2008 17:06 |
| Liechtenstein | Radio Liechtenstein | 18.03.2008 17:06 |
| Litauen | Verslo Zinios | 18.03.2008 17:06 |
| Luxemburg | Luxemburger Wort | 18.03.2008 17:06 |
| Luxemburg | wort.lu | 18.03.2008 17:06 |
| Malta | Independent | 18.03.2008 17:06 |
| Malta | The Times of Malta | 18.03.2008 17:06 |
| Niederlande | Financieele Dagblad | 18.03.2008 17:06 |
| Niederlande | IEX.nl | 18.03.2008 17:06 |
| Niederlande | ANP | 18.03.2008 17:06 |
| Norwegen | aftenposten.no | 18.03.2008 17:06 |
| Norwegen | Aftenposten | 18.03.2008 17:06 |
| Norwegen | NTB | 18.03.2008 17:06 |
| Polen | Gazeta Prawna | 18.03.2008 17:06 |

| | | | |
|---|---|---|---|
| | Polen | Parkiet | 18.03.2008 17:06 |
| | Polen | PAP | 18.03.2008 17:06 |
| | Portugal | Expresso | 18.03.2008 17:06 |
| | Portugal | Lusa | 18.03.2008 17:06 |
| | Portugal | Diario Economico | 18.03.2008 17:06 |
| | Rumänien | Capital | 18.03.2008 17:06 |
| | Rumänien | Ziarul financiar | 18.03.2008 17:06 |
| | Rumänien | Rompres | 18.03.2008 17:06 |
| | Schweden | Dagens Industri | 18.03.2008 17:06 |
| | Schweden | e24 | 18.03.2008 17:06 |
| | Schweden | TT | 18.03.2008 17:06 |
| | Schweiz | AWP | 18.03.2008 17:06 |
| | Schweiz | Finanz und Wirtschaft | 18.03.2008 17:06 |
| | Schweiz | finanzinfo.ch | 18.03.2008 17:06 |
| OMX | Skandinavien / Baltikum | OMX Group | 18.03.2008 17:06 |
| | Slowakei | Hospodarske noviny | 18.03.2008 17:06 |
| | Slowakei | oPeniazoch | 18.03.2008 17:06 |
| | Slowakei | TASR | 18.03.2008 17:06 |
| | Slowenien | Finance | 18.03.2008 17:06 |
| | Slowenien | Kapital (not daily) | 18.03.2008 17:06 |
| | Slowenien | STA | 18.03.2008 17:06 |
| | Spanien | La Gacetta | 18.03.2008 17:06 |
| | Spanien | CincoDias | 18.03.2008 17:06 |
| | Spanien | EFE | 18.03.2008 17:06 |

| | | |
|---|---|---|
| Tschechische Republik | Hospodarske Noviny | 18.03.2008 17:06 |
| Tschechische Republik | hn.ihned.cz | 18.03.2008 17:06 |
| Tschechische Republik | CTK | 18.03.2008 17:06 |
| Ungarn | MTI | 18.03.2008 17:06 |
| Ungarn | magyartokepiac.hu | 18.03.2008 17:06 |
| Ungarn | Magyar Tokepiac | 18.03.2008 17:06 |
| Zypern | xak.com | 18.03.2008 17:06 |
| Zypern | CNA | 18.03.2008 17:06 |
| Zypern | Financial Mirror | 18.03.2008 17:06 |
| Österreich | WirtschaftsBlatt | 18.03.2008 17:06 |
| Österreich | wirtschaftsblatt.at | 18.03.2008 17:06 |
| Österreich | APA | 18.03.2008 17:06 |

**FERINO, Petra**

**Von:** newsroom@dgap.de

**Gesendet:** Dienstag, 18. März 2008 14:21

**An:** FERINO, Petra

**Betreff:** Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 26 Abs. 1 Satz 2


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

**Anlagen:**

Mitteilung (Deutsch)

Verbreitungsnetzwerk

## Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Erklärung nach § 26 Abs. 1 Satz 2 WpHG (Eigene Aktien)

**MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung**

18.03.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

MTU Aero Engines Holding AG / Veröffentlichung einer Erklärung nach § 26 Abs. 1 Satz 2 WpHG (Eigene Aktien)

Gemäß Vorstands- und Aufsichtsratsbeschluss jeweils vom 12. März 2008 hat die MTU Aero Engines Holding AG, ISIN DE000A0D9PT0, 3 Mio. eigene Aktien eingezogen und das Grundkaptial der Gesellschaft von Euro 55 Mio. um Euro 3 Mio. auf Euro 52 Mio. reduziert. Als Konsequenz hieraus teilt die MTU Aero Engines Holding AG gem. §§ 21 Abs. 1 Satz 1, 26 Abs. 1 Satz 2 WpHG mit, dass sie am 12. März 2008 die Schwelle von 5 % an ihren eigenen Aktien unterschritten und 3,81 % (entspricht 1.980.091 Stimmrechten) eigene Aktien gehalten hat.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

---

| | |
|---|---|
| Sprache: | Deutsch |
| Emittent: | MTU Aero Engines Holding AG<br>Dachauer Straße 665<br>80995 München<br>Deutschland |
| Internet: | www.mtu.de |

---

Ende der Mitteilung DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

---

Ende der Mitteilung

**DGAP Meldepflichten-Service**
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

## Verbreitungsnetzwerk: TUG-Garantie

**Diese Mitteilung wurde folgenden Medien zugeleitet**

**Elektronische Verbreitungssysteme:**

| Verbreitungssystem | Einspeisung |
|---|---|
| Bloomberg | 18.03.2008 14:17 |
| Reuters | 18.03.2008 14:17 |
| vwd | 18.03.2008 14:17 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium | Zuleitung |
|---|---|
| Dow Jones | 18.03.2008 14:17 |
| dpa-afx | 18.03.2008 14:17 |

| | | |
|---|---|---|
| dgap.de | 18.03.2008 14:17 | |
| FTD | 18.03.2008 14:17 | |

**Europäische Medien:**

| Land | Medium | Zuleitung |
|---|---|---|
| Belgien | L'Echo | 18.03.2008 14:17 |
| Belgien | De Tijd | 18.03.2008 14:17 |
| Belgien | Belga | 18.03.2008 14:17 |
| Bulgarien | Pari | 18.03.2008 14:17 |
| Bulgarien | econ.bg | 18.03.2008 14:17 |
| Bulgarien | BTA | 18.03.2008 14:17 |
| Dänemark | Borsen | 18.03.2008 14:17 |
| Dänemark | ErhvervsBladet | 18.03.2008 14:17 |
| Estland | Postimees | 18.03.2008 14:17 |
| Estland | Eesti Ekspress | 18.03.2008 14:17 |
| Estland/Lettland/Litauen | BNS | 18.03.2008 14:17 |
| Finnland | Kauppalehti Oy | 18.03.2008 14:17 |
| Finnland | Helsingin Sanomat | 18.03.2008 14:17 |
| Frankreich | Les Echos | 18.03.2008 14:17 |
| Frankreich | boursier.com | 18.03.2008 14:17 |
| Frankreich | AFP | 18.03.2008 14:17 |
| Griechenland | Express | 18.03.2008 14:17 |
| Griechenland | Reporter.gr | 18.03.2008 14:17 |
| Griechenland | ANA | 18.03.2008 14:17 |
| Großbritannien | The Financial Times | 18.03.2008 14:17 |

| | | |
|---|---|---|
| Großbritannien | FT.com | 18.03.2008 14:17 |
| Großbritannien/Irland | Press Association | 18.03.2008 14:17 |
| Irland | Irish Independent | 18.03.2008 14:17 |
| Irland | The Irish Times | 18.03.2008 14:17 |
| Island | Vidskiptabladid | 18.03.2008 14:17 |
| Island | mbl.is | 18.03.2008 14:17 |
| Italien | Il Sole 24 Ore | 18.03.2008 14:17 |
| Italien | AGI | 18.03.2008 14:17 |
| Kroatien | Poslovni dnevnik | 18.03.2008 14:17 |
| Kroatien | Banka magazine | 18.03.2008 14:17 |
| Kroatien | Hina | 18.03.2008 14:17 |
| Lettland | Dienas Bizness | 18.03.2008 14:17 |
| Lettland | FinanceNet | 18.03.2008 14:17 |
| Liechtenstein | Liechtensteiner Volksblatt | 18.03.2008 14:17 |
| Liechtenstein | Radio Liechtenstein | 18.03.2008 14:17 |
| Litauen | Verslo Zinios | 18.03.2008 14:17 |
| Luxemburg | Luxemburger Wort | 18.03.2008 14:17 |
| Luxemburg | wort.lu | 18.03.2008 14:17 |
| Malta | Independent | 18.03.2008 14:17 |
| Malta | The Times of Malta | 18.03.2008 14:17 |
| Niederlande | Financieele Dagblad | 18.03.2008 14:17 |
| Niederlande | IEX.nl | 18.03.2008 14:17 |
| Niederlande | ANP | 18.03.2008 14:17 |
| Norwegen | aftenposten.no | 18.03.2008 14:17 |

| | | |
|---|---|---|
| Norwegen | Aftenposten | 18.03.2008 14:17 |
| Norwegen | NTB | 18.03.2008 14:17 |
| Polen | Gazeta Prawna | 18.03.2008 14:17 |
| Polen | Parkiet | 18.03.2008 14:17 |
| Polen | PAP | 18.03.2008 14:17 |
| Portugal | Expresso | 18.03.2008 14:17 |
| Portugal | Lusa | 18.03.2008 14:17 |
| Portugal | Diario Economico | 18.03.2008 14:17 |
| Rumänien | Capital | 18.03.2008 14:17 |
| Rumänien | Ziarul financiar | 18.03.2008 14:17 |
| Rumänien | Rompres | 18.03.2008 14:17 |
| Schweden | Dagens Industri | 18.03.2008 14:17 |
| Schweden | e24 | 18.03.2008 14:17 |
| Schweden | TT | 18.03.2008 14:17 |
| Schweiz | AWP | 18.03.2008 14:17 |
| Schweiz | Finanz und Wirtschaft | 18.03.2008 14:17 |
| Schweiz | finanzinfo.ch | 18.03.2008 14:17 |
| Skandinavien / Baltikum | OMX Group | 18.03.2008 14:17 |
| Slowakei | Hospodarske noviny | 18.03.2008 14:17 |
| Slowakei | oPeniazoch | 18.03.2008 14:17 |
| Slowakei | TASR | 18.03.2008 14:17 |
| Slowenien | Finance | 18.03.2008 14:17 |
| Slowenien | Kapital (not daily) | 18.03.2008 14:17 |
| Slowenien | STA | 18.03.2008 14:17 |

| | | | |
|---|---|---|---|
| | Spanien | La Gacetta | 18.03.2008 14:17 |
| | Spanien | CincoDias | 18.03.2008 14:17 |
| | Spanien | EFE | 18.03.2008 14:17 |
| | Tschechische Republik | Hospodarske Noviny | 18.03.2008 14:17 |
| | Tschechische Republik | hn.ihned.cz | 18.03.2008 14:17 |
| | Tschechische Republik | CTK | 18.03.2008 14:17 |
| | Ungarn | MTI | 18.03.2008 14:17 |
| | Ungarn | magyartokepiac.hu | 18.03.2008 14:17 |
| | Ungarn | Magyar Tokepiac | 18.03.2008 14:17 |
| | Zypern | xak.com | 18.03.2008 14:17 |
| | Zypern | CNA | 18.03.2008 14:17 |
| | Zypern | Financial Mirror | 18.03.2008 14:17 |
| | Österreich | WirtschaftsBlatt | 18.03.2008 14:17 |
| | Österreich | wirtschaftsblatt.at | 18.03.2008 14:17 |
| | Österreich | APA | 18.03.2008 14:17 |

elektronischer
# Bundesanzeiger



Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

**Daten zur Veröffentlichung:**

| | |
|---|---|
| Veröffentlichungsmedium: | Internet |
| Internet-Adresse: | www.ebundesanzeiger.de |
| Veröffentlichungsdatum: | 14. März 2008 |
| Rubrik: | Aktiengesellschaften |
| Art der Bekanntmachung: | Hauptversammlung |
| Veröffentlichungspflichtiger: | MTU Aero Engines Holding AG, München |
| Fondsname: | |
| ISIN: | |
| Auftragsnummer: | 080312022259 |
| Verlagsadresse: | Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln |

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

# MTU Aero Engines Holding AG

**München**

**WKN A0D 9PT**
**ISIN DE000A0D9PT0**

## Einladung zur ordentlichen Hauptversammlung der MTU Aero Engines Holding AG

Wir laden hiermit die Aktionäre unserer Gesellschaft zur ordentlichen Hauptversammlung ein, die am
**Mittwoch, den 30. April 2008, um 10.00 Uhr,**
im
**ArabellaSheraton Grand Hotel,**
**Eingang Ballsaal Foyer,**
**Arabellastr. 6,**
**81925 München,**
stattfindet.
Einlass ist ab 09.00 Uhr.

## Tagesordnung

1. **Vorlage des festgestellten Jahresabschlusses und Lageberichts der MTU Aero Engines Holding AG und des gebilligten Konzernabschlusses sowie Konzernlageberichts und des Berichts des Aufsichtsrats für das Geschäftsjahr 2007**

Die genannten Unterlagen können von der Einberufung der Hauptversammlung an im Internet unter der Adresse www.mtu.de/hv eingesehen werden.

2. **Beschlussfassung über die Verwendung des Bilanzgewinns**

Der Jahresüberschuss der Gesellschaft im Geschäftsjahr 2007 beträgt Euro 65.407.173,52. Unter Berücksichtigung eines Gewinnvortrags in Höhe von Euro 142.907,96 sowie einer Einstellung in andere Gewinnrücklagen in Höhe von Euro 18.371.562,78 ergibt sich ein Bilanzgewinn in Höhe von Euro 47.178.518,70. Aus diesem Bilanzgewinn des Geschäftsjahres 2007 sollen 0,93 Euro je dividendenberechtigter Stückaktie ausgeschüttet werden. Die Auszahlung der Dividende soll am 02. Mai 2008 erfolgen. Von der Gesellschaft gehaltene eigene Aktien sind nicht dividendenberechtigt. Bis zur Hauptversammlung kann sich die Anzahl der dividendenberechtigten Stückaktien verändern. In diesem Fall wird der Hauptversammlung ein entsprechend angepasster Gewinnverwendungsvorschlag unterbreitet werden.

Vorstand und Aufsichtsrat schlagen vor, den Bilanzgewinn des Geschäftsjahres 2007 der MTU Aero Engines Holding AG in Höhe von Euro 47.178.518,70 wie folgt zu verwenden:

| | | |
|---|---|---|
| 1. Bilanzgewinn | Euro | 47.178.518,70 |
| 2. Einstellung in andere Gewinnrücklagen | | # |
| 3. Ausschüttung einer Dividende von Euro 0,93 je dividendenberechtigter Aktie | Euro | 47.178.518,70 |
| 4. Gewinnvortrag | | # |

Der aus dem Bilanzgewinn auf die von der Gesellschaft zum Zeitpunkt der Hauptversammlung gehaltenen eigenen Aktien entfallende Betrag wird in die Gewinnrücklagen eingestellt.

3. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2007**

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2007 Entlastung zu erteilen.

4. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2007**

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats für das Ge-schäftsjahr 2007 Entlastung zu erteilen.

5. **Wahl von Aufsichtsratsmitgliedern**

Aufgrund der im elektronischen Bundesanzeiger vom 19. Dezember 2007 erfolgten Bekanntmachung über die Zusammensetzung des Aufsichtsrats endet gemäß § 97 Abs. 2 Satz 3 Aktiengesetz das Amt der Aufsichtsratsmitglieder mit Beendigung der diesjährigen Hauptversammlung. Aufgrund dessen sind die Anteilseignervertreter des Aufsichtsrats von der Hauptversammlung neu zu wählen. Die Wahl erfolgt für die Zeit bis zu der Beendigung der Hauptversammlung, die über die Entlastung des Aufsichtsrats für das vierte Geschäftsjahr nach Beginn der Amtszeit beschließt, wobei das Geschäftsjahr, in dem die Amtszeit beginnt, nicht mitgerechnet wird. Der Aufsichtsrat schlägt vor, die folgenden Aufsichtsratsmitglieder zu wählen:

a) Herrn Klaus Eberhardt, Düsseldorf, Vorstandsvorsitzender der Rheinmetall AG, Düsseldorf

Herr Eberhardt ist Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten:

- Kolbenschmidt Pierburg AG (Vorsitzender)
- MTU Aero Engines GmbH (Konzerngesellschaft/Vorsitzender)

Herr Eberhardt ist außerdem Mitglied in folgenden vergleichbaren Kontrollgremien in- und ausländischer Wirtschaftsunternehmen:

- Oerlikon Contraves AG (Vorsitzender)
- Nitrochemie AG (Präsident)
- Nitrochemie Wimmis AG (Präsident)
- Eckart Wälzholz-Junius Familienstiftung
- Dietrich Wälzholz Familienstiftung

b) Herr Dr. Wilhelm Bender, Frankfurt/Main, Vorstandsvorsitzender der Fraport AG, Frankfurt/Main

Herr Dr. Bender ist Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten:

- Flughafen Hannover-Langenhagen GmbH
- Lufthansa CityLine GmbH
- SIGNAL IDUNA Allgemeine Versicherung AG
- ThyssenKrupp Services AG

Herr Dr. Bender ist außerdem Mitglied in folgenden vergleichbaren Kontrollgremien in- und ausländischer Wirtschaftsunternehmen:

- FrankfurtRheinMain GmbH International Marketing of the Region

c) Herrn Dr. Jürgen M. Geißinger, Herzogenaurach, Vorsitzender der Geschäftsleitung der INA-Holding Schaeffler KG, Herzogenaurach

Herr Dr. Geißinger ist Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten:

- MTU Aero Engines GmbH (Konzerngesellschaft)

d) Herrn Prof. Dr. Walter Kröll, Marburg, ehemaliger Präsident der Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V., Bonn

Herr Prof. Dr. Kröll ist Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten:

- Wincor Nixdorf AG
- MTU Aero Engines GmbH (Konzerngesellschaft)

e) Herrn Udo Stark, München, ehemaliger Vorstandsvorsitzender der MTU Aero Engines Holding AG, München

Herr Stark ist Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten:

- Bilfinger Berger AG
- Cognis GmbH
- Oystar Holding GmbH
- MTU Aero Engines GmbH (Konzerngesellschaft)

Herr Stark ist außerdem Mitglied in vergleichbaren Kontrollgremien in- und ausländischer Wirtschaftsunternehmen:

- Prysmian S.p.A.

f) Herrn Prof. Dr. Klaus Steffens, Bernried, ehemaliger Vorsitzender der Geschäftsführung der MTU Aero Engines GmbH, München

Herr Prof. Dr. Steffens ist Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten:

- CompuGroup Holding AG
- Tyczka Energie GmbH & Co. KGaA
- MTU Aero Engines GmbH (Konzerngesellschaft)

Der Aufsichtsrat besteht gem. § 96 Abs. 1, 101 AktG. i.V.m. § 7 Abs. 1 Nr. 1 des Mitbestimmungsgesetzes vom 4. Mai 1976 und § 7 Abs. 1 der Satzung der Gesellschaft aus zwölf Mitgliedern, und zwar aus sechs Aufsichtsratsmitgliedern der Aktionäre und sechs Aufsichtsratsmitglieder der Arbeitnehmer. Die Hauptversammlung ist bei der Wahl der Aktionärsvertreter nicht an Wahlvorschläge gebunden.

6. **Wahl des Abschlussprüfers für das Geschäftsjahr 2008**

Der Aufsichtsrat schlägt vor, die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, zum Abschlussprüfer und zum Konzernabschlussprüfer für das Geschäftsjahr 2008 sowie zum Prüfer für eine prüferische Durchsicht des im Halbjahresfinanzbericht 2008 enthaltenen verkürzten Abschlusses sowie Zwischenlageberichts zu wählen.

7. **Beschlussfassung über die Ermächtigung zum Erwerb und zur Verwendung eigener Aktien gemäß § 71 Abs. 1 Nr. 8 Aktiengesetz und zum Ausschluss des Bezugsrechts**

Die von der Hauptversammlung am 27. April 2007 beschlossene Ermächtigung der Gesellschaft zum Erwerb eigener Aktien läuft am 27. Oktober 2008 aus. Sie soll durch eine neue Ermächtigung ersetzt werden.

Vorstand und Aufsichtsrat schlagen daher vor, wie folgt zu beschließen:

a) Die Gesellschaft wird ermächtigt, für die Zeit vom 02. Mai 2008 bis einschließlich zum 30. Oktober 2009 gemäß § 71 Abs. 1 Nr. 8 Aktiengesetz eigene Aktien mit einem anteiligen Betrag des Grundkapitals bis zu 10 Prozent des bei der Beschlussfassung bestehenden Grundkapitals der Gesellschaft zu erwerben. Der Erwerb kann nach Wahl des Vorstands über die Börse oder mittels eines an sämtliche Aktionäre gerichteten öffentlichen Kaufangebots (oder - soweit rechtlich zulässig - der öffentlichen Aufforderung zur Abgabe eines Verkaufsangebots) erfolgen. Der Gegenwert für den Erwerb dieser Aktien darf den Börsenkurs um nicht mehr als 10 Prozent über- bzw. unterschreiten, wobei etwaige Erwerbsnebenkosten außer Ansatz bleiben. Als maßgeblicher Börsenkurs im Sinne der vorstehenden Regelung gilt dabei im Falle eines Erwerbs über die Börse der Mittelwert der Aktienkurse in der Schlussauktion im XETRA-Handel (oder einem vergleichbaren Nachfolgesystem) während der letzten drei Börsenhandelstage vor dem Erwerb der Aktien. Im Falle eines Erwerbs mittels eines an sämtliche Aktionäre gerichteten öffentlichen Kaufangebots (oder der öffentlichen Aufforderung zur Abgabe eines Verkaufsangebots) gilt der Mittelwert der Aktienkurse in der Schlussauktion im XETRA-Handel (oder einem vergleichbaren Nachfolgesystem) während der letzten drei Börsenhandelstage vor der Veröffentlichung des Angebots als maßgeblicher Börsenkurs. Im Fall erheblicher Kursschwankungen ist der Vorstand ermächtigt, dieses Kaufangebot oder die Aufforderung zur Abgabe eines Verkaufsangebots unter Berücksichtigung eines neuen Mittelwertes der Aktienkurse nach Maßgabe des vorstehenden Satzes neu zu veröffentlichen. Bei Erwerb mittels eines an sämtliche Aktionäre gerichteten öffentlichen Kaufangebots (oder der öffentlichen Aufforderung zur Abgabe eines Verkaufsangebots) kann das Volumen des Angebots begrenzt werden. Sofern die gesamte Annahme des Angebots (oder die Gesamtzahl der Angebote) dieses Volumen überschreitet, muss der Erwerb im Verhältnis der jeweils angebotenen Aktien erfolgen; dabei dürfen kleine zum Erwerb angebotene Pakete (bis 100 Stück) bevorzugt behandelt werden. Das Angebot oder die Aufforderung zur Abgabe eines Angebots kann weitere Bedingungen enthalten.

b) Der Vorstand wird ermächtigt, die erworbenen eigenen Aktien der Gesellschaft auch in anderer Weise als über die Börse oder durch ein Angebot an die Aktionäre zu veräußern, wenn die Aktien gegen Barzahlung zu einem Preis veräußert werden, der den Börsenpreis von Aktien gleicher Ausstattung der Gesellschaft zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet.

c) Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eine Veräußerung der erworbenen eigenen Aktien in anderer Weise als über die Börse oder mittels öffentlichen Angebots an sämtliche Aktionäre vorzunehmen, soweit die erworbenen eigenen Aktien im Rahmen des Matching Stock Programms der Gesellschaft an dessen Teilnehmer veräußert werden, die in einem Arbeits- oder Dienstleistungsverhältnis mit der Gesellschaft oder mit ihr verbundenen Unternehmen stehen oder standen. Soweit eine Veräußerung im Rahmen des Matching Stock Programms der Gesellschaft an Vorstandsmitglieder oder ehemalige Vorstandsmitglieder der Gesellschaft erfolgen soll, wird der Aufsichtsrat zu dieser nicht über die Börse oder mittels öffentlichen Angebots an sämtliche Aktionäre erfolgenden Veräußerung ermächtigt. Das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft ist insoweit ausgeschlossen.

d) Darüber hinaus wird der Vorstand ermächtigt, die erworbenen eigenen Aktien im Rahmen von Unternehmenszusammenschlüssen oder beim (auch mittelbaren) Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen ganz oder zum Teil als Gegenleistung zu verwenden. Das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft ist insoweit ausgeschlossen.

e) Ferner wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien zur Erfüllung von Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheinen oder Gewinnschuldverschreibungen (oder Kombinationen dieser Instrumente) zu verwenden, welche die Gesellschaft auf Grund des Hauptversammlungsbeschlusses vom 31. Mai 2005 begibt oder begeben hat. Das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft ist insoweit ausgeschlossen.

f) Weiterhin wird der Vorstand ermächtigt, die erworbenen eigenen Aktien mit Zustimmung des Aufsichtsrats ohne weiteren Hauptversammlungsbeschluss ganz oder teilweise einzuziehen. Sie können auch im vereinfachten Verfahren ohne Kapitalherabsetzung durch Anpassung des anteiligen rechnerischen Betrags der übrigen Stückaktien am Grundkapital der Gesellschaft eingezogen werden. Die Einziehung kann auf einen Teil der erworbenen Aktien beschränkt werden. Von der Ermächtigung zur Einziehung kann mehrfach Gebrauch gemacht werden. Erfolgt die Einziehung im vereinfachten Verfahren, ist der Vorstand zur Anpassung der Zahl der Stückaktien in der Satzung ermächtigt.

g) Die vorstehenden Ermächtigungen können einmal oder mehrmals, ganz oder in Teilen, einzeln oder zusammen ausgeübt werden. Sie können auch durch Konzernunternehmen im Sinne des § 17 Aktiengesetz ausgenutzt werden.

h) Die Ermächtigung der Gesellschaft zum Erwerb eigener Aktien vom 27. April 2007 wird mit Wirksamwerden dieser neuen Ermächtigung aufgehoben. Die in dem vorgenannten Beschluss vom 27. April 2007 enthaltene Ermächtigung zur Verwendung von auf Grund dieses damaligen Beschlusses zurückerworbener eigener Aktien bleibt bestehen.

**Bericht des Vorstands zu Tagesordnungspunkt 7**

Der Beschlussvorschlag von Vorstand und Aufsichtsrat sieht in Übereinstimmung mit der üblichen Unternehmenspraxis auf der Grundlage von § 71 Abs. 1 Nr. 8 Aktiengesetz vor, die Gesellschaft durch die Hauptversammlung für höchstens 18 Monate zum Erwerb eigener Aktien in Höhe von bis zu 10 Prozent des derzeitigen Grundkapitals zu ermächtigen. Der Vorstand verfügt bereits über eine solche Ermächtigung, die auch teilweise genutzt wurde; insgesamt wurden in Ausnutzung dieser Ermächtigung

4.980.091 Aktien durch die Gesell- schaft erworben (Stand: 14. März 2008). Diese in der Hauptversammlung der MTU Aero Engines Holding AG vom 27. April 2007 beschlossene zeitlich begrenzte Ermächtigung zum Erwerb eigener Aktien soll verlängert werden.

Bei der Entscheidung über die Verwendung der eigenen Aktien wird sich der Vorstand allein von den Interessen der Aktionäre und der Gesellschaft leiten lassen. Der Vorstand wird der Hauptversammlung über eine Ausnutzung der vorgeschlagenen Ermächtigung berichten.

Bei dem Erwerb eigener Aktien ist der Grundsatz der Gleichbehandlung gemäß § 53a Aktiengesetz zu wahren. Der hier vorgeschlagene Erwerb der Aktien über die Börse oder durch ein öffentliches Kaufangebot (oder die öffentliche Aufforderung zur Abgabe eines Verkaufsangebots) trägt diesem Grundsatz Rechnung. Sofern ein öffentliches Angebot oder die öffentliche Aufforderung zur Abgabe eines Angebots überzeichnet ist, muss der Erwerb im Verhältnis der jeweils angebotenen Aktien erfolgen. Für die Wiederveräußerung erworbener eigener Aktien sieht das Gesetz grundsätzlich den Verkauf über die Börse oder durch Angebot an alle Aktionäre vor, wodurch der Grundsatz der Gleichbehandlung gemäß § 53a Aktiengesetz gewahrt wird.

Die Hauptversammlung kann jedoch in entsprechender Anwendung von § 186 Abs. 3 und Abs. 4 Aktiengesetz auch eine andere Veräußerung beschließen. Insoweit sieht der Beschluss die Ermächtigung des Vorstands vor, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien in anderer Weise als über die Börse oder durch Angebot an alle Aktionäre zu veräußern, wenn die erworbenen eigenen Aktien gegen Barzahlung zu einem Preis veräußert werden, der den Börsenpreis von Aktien der Gesellschaft gleicher Gattung und Ausstattung zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Ein etwaiger Abschlag vom aktuellen Börsenpreis wird nach derzeitigem Diskussionsstand in der Fachliteratur in Höhe von bis zu 10 Prozent des Börsenpreises für zulässig gehalten. Mit dieser Ermächtigung wird auch von der in § 71 Abs. 1 Nr. 8 Aktiengesetz in entsprechender Anwendung des § 186 Abs. 3 Satz 4 Aktiengesetz zugelassenen Möglichkeit zum Bezugsrechtsausschluss Gebrauch gemacht. Insgesamt werden die Vermögens- und Stimmrechtsinteressen der Aktionäre bei einer Veräußerung der eigenen Aktien an Dritte unter Ausschluss des Bezugsrechts der Aktionäre auf der Grundlage von § 71 Abs. 1 Nr. 8 Aktiengesetz angemessen gewahrt. Die Ermächtigung beschränkt sich auf insgesamt höchstens 10 Prozent des im Zeitpunkt der Beschlussfassung bestehenden Grundkapitals der Gesellschaft. Für Aktionäre, die am Erhalt ihrer Stimmrechtsquote interessiert sind, besteht grundsätzlich die Möglichkeit, eine entsprechende Anzahl von Aktien an der Börse hinzu zu erwerben. Vorstand und Aufsichtsrat sind der Auffassung, dass dieser Handlungsrahmen unter Berücksichtigung der Strategie der Gesellschaft den Interessen der Gesellschaft dient und auch unter Berücksichtigung der Interessen der Aktionäre angemessen ist.

Des weiteren sieht der Beschluss eine Ermächtigung des Vorstands vor, die erworbenen eigenen Aktien ganz oder zum Teil zur Erfüllung der sich aus dem Matching Stock Programm der Gesellschaft ergebenden Ansprüche der Arbeit- und Dienstnehmer der Gesellschaft zu verwenden. Wegen der Einzelheiten dieses Programms wird auf den Abschnitt „Vergütungsbericht" im Geschäftsbericht für das Geschäftsjahr 2007 verwiesen. Rechtstechnisch setzt diese Art der Verwendung voraus, dass das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft insoweit ausgeschlossen wird; dies sieht der Beschluss vor.

Ferner sieht der Beschluss eine Ermächtigung des Vorstands vor, die erworbenen eigenen Aktien ganz oder zum Teil im Rahmen von Unternehmenszusammenschlüssen oder beim (auch mittelbaren) Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen Dritten als (Teil-) Gegenleistung anzubieten bzw. zu verwenden. Die Gesellschaft soll in der Lage sein, bei sich bietenden Gelegenheiten gezielte Unternehmens- oder Beteiligungserwerbe im Rahmen ihres satzungsgemäßen Unternehmensgegenstands durchzuführen. Inhaber von Unternehmen und Beteiligungen erwarten, insbesondere im internationalen Rahmen, als Gegenleistung für die Veräußerung des Unternehmens bzw. der Beteiligung häufig Aktien der erwerbenden Gesellschaft. Mit der vorgeschlagenen Ermächtigung wird die Gesellschaft in die Lage versetzt, bei konkreten Akquisitionsvorhaben, bei denen sie möglicherweise im Wettbewerb mit anderen Interessenten steht, auch etwa vorhandene eigene Aktien als Gegenleistung zu verwenden und damit unter Umständen auf eine andernfalls erforderliche Erhöhung des Grundkapitals gegen Sacheinlagen verzichten zu können. Auch diese Art der Verwendung setzt wiederum rechtstechnisch voraus, dass das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft insoweit ausgeschlossen wird, was so im Beschluss vorgesehen ist.

Die Gesellschaft soll ferner ermächtigt werden, eigene Aktien zur Erfüllung von Verpflichtungen aus Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheinen oder Gewinnschuldverschreibungen (oder einer Kombination dieser Instrumente) zu verwenden, die auf Grund des Ermächtigungsbeschlusses der Hauptversammlung vom 31. Mai 2005 sowie von der Hauptversammlung gefasster ergänzender Beschlüsse ausgegeben worden sind und noch ausgegeben werden. Diese Ermächtigung liegt schon deswegen im Interesse der Gesellschaft und der Aktionäre, weil sie der Gesellschaft die Möglichkeit verschafft, sofern dies im konkreten Fall sachgerecht ist, die Ausgabe neuer Aktien aus dem bedingten Kapital und damit eine Kapitalerhöhung mit Stimm- und Quotenverwässerung der Aktionäre zu vermeiden. Der Preis, zu dem die Aktien in den vorgenannten Fällen ausgegeben werden, hängt von den jeweiligen Umständen des Einzelfalls und vom Zeitpunkt ab. Der Vorstand wird sich bei der Preisfestsetzung an den Interessen der Gesellschaft ausrichten. Werden die Aktien zur Bedienung von Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheinen oder Gewinnschuldverschreibungen (oder einer Kombination dieser

Instrumente) verwendet, so entspricht der Preis, zu dem die Aktien verkauft werden, dem jeweiligen Ausübungspreis für die Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheine oder Gewinnschuldverschreibungen (oder einer Kombination dieser Instrumente). Wiederum ist es rechtstechnische Voraussetzung, dass das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft insoweit ausgeschlossen wird, was Bestandteil des Beschlusses ist.

Die auf Grund dieses Ermächtigungsbeschlusses erworbenen eigenen Aktien können von der Gesellschaft ohne erneuten Beschluss der Hauptversammlung eingezogen werden. Entsprechend § 237 Absatz 3 Nr. 3 Aktiengesetz kann die Hauptversammlung der Gesellschaft die Einziehung ihrer voll eingezahlten Stückaktien beschließen, auch ohne dass damit eine Herabsetzung des Grundkapitals der Gesellschaft erforderlich wird. Die vorgeschlagene Ermächtigung sieht neben der Einziehung mit Kapitalherabsetzung diese Alternative ausdrücklich vor. Durch eine Einziehung der eigenen Aktien ohne Kapitalherabsetzung erhöht sich automatisch der rechnerische Anteil der übrigen Stückaktien am Grundkapital der Gesellschaft. Der Vorstand soll daher auch ermächtigt werden, die erforderlich werdende Änderung der Satzung hinsichtlich der sich durch eine Einziehung verändernde Anzahl der Stückaktien vorzunehmen.

Auf Grund der vorstehenden Erwägungen liegt aus Sicht von Vorstand und Aufsichtsrat die vorgeschlagene Ermächtigung zum Erwerb eigener Aktien im Interesse der Aktionäre und kann es im Einzelfall rechtfertigen, das Bezugsrecht der Aktionäre auszuschließen. Vorstand und Aufsichtsrat werden daher in jedem Einzelfall prüfen und abwägen, ob die Gewährung eigener Aktien unter Ausschluss des Bezugsrechts im überwiegenden Interesse der Gesellschaft liegt.

**Mitteilungen gemäß § 128 Abs. 2 Sätze 6 bis 8 Aktiengesetz**

Folgende Kreditinstitute haben die innerhalb von fünf Jahren zeitlich letzte Emission von Wertpapieren der Gesellschaft übernommen:

Deutsche Bank Aktiengesellschaft, Frankfurt am Main
Bayerische Hypo- und Vereinsbank AG, München
Commerzbank Aktiengesellschaft, Frankfurt am Main

**Teilnahme an der Hauptversammlung**

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind gemäß § 15 der Satzung der MTU Aero Engines Holding AG nur diejenigen Aktionäre berechtigt, die im Aktienregister der Gesellschaft als Aktionäre eingetragen sind und ihre Aktien so rechtzeitig angemeldet haben, dass ihre Anmeldung spätestens am siebten Tag vor der Hauptversammlung, also spätestens bis Mittwoch, den 23. April 2008, bei der Gesellschaft eingegangen ist.

Aktionäre, die im Aktienregister eingetragen sind, können sich entweder schriftlich bei der MTU Aero Engines Holding AG unter der Anschrift:

MTU Aero Engines Holding AG
c/o Computershare HV Services AG
HV-Anmeldung
Hansastraße 15
80686 München

oder per Telefax unter der Nummer:

++49 / (0)89 / 309037-4676

oder elektronisch unter der Internet-Adresse:

www.mtu.de/hv

anmelden. Nähere Hinweise zum Anmeldeverfahren entnehmen Sie bitte dem Anmeldeformular bzw. der genannten Internetseite. Für die elektronische Anmeldung benötigen Sie einen individuellen Zugangscode, den Sie mit den Aktionärsunterlagen erhalten.

Ist ein Kreditinstitut im Aktienregister eingetragen, so kann dieses Kreditinstitut das Stimmrecht für Aktien, die ihm nicht gehören, nur auf Grund einer Ermächtigung des Aktionärs ausüben.

**Stimmrechtsvertretung**

Aktionäre, die im Aktienregister eingetragen sind und nicht persönlich an der Hauptversammlung teilnehmen möchten, können ihr Stimmrecht durch einen Bevollmächtigten, zum Beispiel ein Kreditinstitut oder eine Aktionärsvereinigung, ausüben lassen.

Auch in diesem Fall ist für eine rechtzeitige Anmeldung durch den Aktionär oder den Bevollmächtigten Sorge zu tragen. Für die Übertragung des Stimmrechts auf einen Bevollmächtigten ist nach der Satzung der Gesellschaft die Schriftform erforderlich.

Wir bieten Ihnen darüber hinaus an, sich nach Maßgabe Ihrer Weisungen auch durch Mitarbeiter der Gesellschaft in der Hauptversammlung vertreten zu lassen. Diesen Stimmrechtsvertretern müssen zu diesem Zweck eine Vollmacht und Weisungen für die Ausübung des Stimmrechts erteilt werden. Die Stimmrechtsvertreter sind verpflichtet, weisungsgemäß abzustimmen. Vor der Hauptversammlung können Vollmacht und Weisungen für die von der Gesellschaft benannten Stimmrechtsvertreter bis Dienstag, den 29. April 2008, 12.00 Uhr, schriftlich, per Telefax oder elektronisch unter der oben genannten Internet-Adresse erfolgen.

Bitte beachten Sie, dass die Stimmrechtsvertreter keine Aufträge zu Wortmeldungen oder dem Stellen von Fragen oder von Anträgen entgegennehmen und Verfahrensanträge und unangekündigte Anträge von Aktionären nicht unterstützen werden.

Nähere Einzelheiten und Formulare zur Vollmachts- und Weisungserteilung werden wir unseren Aktionären zusammen mit Zusendung der Einladung zur Hauptversammlung mitteilen.

**Anträge, Wahlvorschläge und Anfragen von Aktionären**

Anträge der Aktionäre im Sinne von § 126 Aktiengesetz oder Wahlvorschläge im Sinne von § 127 Aktiengesetz sind ausschließlich entweder schriftlich unter der Anschrift:

MTU Aero Engines Holding AG
Abteilung Investor Relations
Dachauer Straße 665
80995 München

oder per Telefax unter der Nummer:

Fax: ++49 / (0)89 / 1489-2172

oder elektronisch an folgende E-Mail-Anschrift:

hauptversammlung2008@mtu.de

zu richten.

Anderweitig adressierte Anträge und Wahlvorschläge werden für die Zugänglichmachung nach §§ 126, 127 Aktiengesetz nicht berücksichtigt. Bis spätestens Dienstag, den 15. April 2008, unter vorstehender Adresse eingehende, zugänglich zu machende Anträge und Wahlvorschläge von Aktionären zu den Punkten der Tagsordnung werden einschließlich des Namens des Aktionärs, einer Begründung und einer etwaigen Stellungnahme der Verwaltung unverzüglich nach ihrem Eingang unter der Internet-Adresse:

www.mtu.de/hv

veröffentlicht.

**Mitteilung gemäß § 30b Abs. 1 Nr. 1 WpHG**

Gemäß § 30b Abs. 1 Nr. 1 WpHG in der Fassung des Transparenzrichtlinie-Umsetzungsgesetzes teilen wir mit:

Im Zeitpunkt der Einberufung der Hauptversammlung 2008 hat die MTU Aero Engines Holding AG insgesamt 55.000.000 Aktien ausgegeben, die 55.000.000 Stimmen gewähren. Die Gesellschaft hält zum Zeitpunkt der Einberufung 4.980.091 eigene Aktien. Aus diesen eigenen Aktien stehen der Gesellschaft keine Stimmrechte zu.

München, im März 2008

**MTU Aero Engines Holding AG**

*Der Vorstand*

Aero Engines



2

# Invitation

MTU Aero Engines Holding AG
Munich
Securities code no. WKN A0D 9PT
ISIN DE000A0D9PT0

## Invitation to the Ordinary Shareholders' Meeting of MTU Aero Engines Holding AG

We hereby invite the shareholders of our company to the Ordinary Shareholders' Meeting, which will be held on

**Wednesday, 30 April 2008, at 10:00 a.m.**

in the
**ArabellaSheraton Grand Hotel,**
**Entrance Ballsaal Foyer,**
**Arabellastr. 6,**
**81925 München.**

The doors open from 09:00 a.m.

# Agenda

**1. Presentation of the annual financial statements and the management report for MTU Aero Engines Holding AG and the approved consolidated financial statements, as well as the group management report, and presentation of the Supervisory Board report for the fiscal year 2007**

These documents can be inspected from the time of convocation of the Shareholders' Meeting onwards on the Internet at the address www.mtu.de/hv.

**2. Resolution on the appropriation of balance sheet profits**

The company's profit in the fiscal year 2007 amounts Euro 65,407,173.52. In consideration of a profit carried forward of Euro 142,907.96 and a transfer to other revenue reserves of Euro 18,371,562.78 results a balance sheet profit of Euro 47,178,518.70. Euro 0.93 per dividend-bearing share is to be distributed from the balance sheet profits of the fiscal year 2007. Disbursal of the dividend is to be effected on 2 May 2008. Own shares held by the company are not dividend-bearing. The number of dividend-bearing shares may change by the time the Shareholders' Meeting is held. In this event, an appropriately-adjusted proposal for the appropriation of the profits will be submitted to the Shareholders' Meeting.

The Management Board and the Supervisory Board propose to use the balance sheet profits of MTU Aero Engines Holding AG for the fiscal year 2007, amounting to Euro 47,178,518.70, as follows:

Appropriation of balance sheet profits

| | | |
|---|---|---|
| Balance sheet profits | Euro | 47,178,518.70 |
| Transfer to revenue reserves | | – |
| Distribution of a dividend of Euro 0.93 per dividend-bearing share | Euro | 47,178,518.70 |
| Profit carried forward | | – |

The amount of the Balance sheet profits allotted to the number of own shares held by the company at the time of the Ordinary Shareholders' Meeting will be transferred to the revenue reserves.

**3. Resolution on the ratification of the acts of the members of the Management Board in the fiscal year 2007**

The Management Board and the Supervisory Board propose the ratification of the acts of the members of the Management Board for the fiscal year 2007.

**4. Resolution on the ratification of the acts of the members of the Supervisory Board in the fiscal year 2007**

The Management Board and the Supervisory Board propose the ratification of the acts of the members of the Supervisory Board for the fiscal year 2007.

**5. Election of members of the Supervisory Board**

Due to the announcement on the formation of the Supervisory Board in the electronic Federal Gazette dated 19 December 2007, the Board Members' term of office ends with the completion of this years Shareholders Meeting according to Sec. 97 (2) Sentence 3 of the Stock Corporation Act. Therefore, the members of the Supervisory Board have to be re-elected by the Shareholder's Meeting. This election is effected for the period until the closure of the Shareholders' Meeting which resolves on the ratification of the acts of the Supervisory Board for the fourth fiscal year after commencement of the period of office, the fiscal year in which the period of office commences being excluded from the calculation. The Supervisory Board proposes to elect the following members of the Supervisory Board:

a) Mr. Klaus Eberhardt, Düsseldorf, Chair of Rheinmetall AG, Düsseldorf

Mr. Eberhardt is a member of the following Supervisory Boards to be formed on the basis of a statutory obligation:

- Kolbenschmidt Pierburg AG (Chair)
- MTU Aero Engines GmbH (Group Company/Chair)

Mr. Eberhardt is furthermore a member of the following comparable supervisory bodies in German and non-German enterprises:

- Oerlikon Contraves AG (Chair)
- Nitrochemie AG (President)
- Nitrochemie Wimmis AG (President)
- Eckart Wälzholz-Junius Familienstiftung
- Dietrich Wälzholz Familienstiftung

b) Dr. Wilhelm Bender, Frankfurt/Main, Chair of Fraport AG, Frankfurt/Main

Dr. Bender is a member of the following Supervisory Boards to be formed on the basis of a statutory obligation:

- Flughafen Hannover-Langenhagen GmbH
- Lufthansa CityLine GmbH
- SIGNAL IDUNA Allgemeine Versicherung AG
- ThyssenKrupp Services AG

Dr. Bender is furthermore a member of the following comparable supervisory bodies in German and non-German enterprises:

- FrankfurtRheinMain GmbH International Marketing of the Region

c) Dr. Jürgen M. Geißinger, Herzogenaurach, Chair of the INA-Holding Schaeffler KG, Herzogenaurach

Dr. Geißinger is a member of the following Supervisory Boards to be formed on the basis of a statutory obligation:

- MTU Aero Engines GmbH (Group Company)

d) Prof. Dr. Walter Kröll, Marburg, former President of the Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V., Bonn

Prof. Dr. Kröll is a member of the following Supervisory Boards to be formed on the basis of a statutory obligation:

- Wincor Nixdorf AG
- MTU Aero Engines GmbH (Group Company)

e) Mr. Udo Stark, München, former Chair of the MTU Aero Engines Holding AG, München

Mr. Stark is a member of the following Supervisory Boards to be formed on the basis of a statutory obligation:

- Bilfinger Berger AG
- Cognis GmbH
- Oystar Holding GmbH
- MTU Aero Engines GmbH (Group Company)

Mr. Stark is furthermore a member of the following comparable supervisory bodies in German and non-German enterprises:

- Prysmian S.p.A.

f) Prof. Dr. Klaus Steffens, Bernried, former Chair of the MTU Aero Engines Holding AG, München

Prof. Dr. Steffens is a member of the following Supervisory Boards to be formed on the basis of a statutory obligation:

- CompuGroup Holding AG
- Tyczka Energie GmbH & Co. KGaA
- MTU Aero Engines GmbH (Group Company)

Pursuant to Sec. 96 (1) and 101 of the Stock Corporation Act in conjunction with Sec. 7 (1) no. 1 of the Co-determination Act of 4 May 1976 and Sec. 7 (1) of the company's Articles, the company's Supervisory Board is composed of twelve members, six of whom are to be from amongst the shareholders and six of whom are to be from amongst the employees. The Shareholders' Meeting is not bound by nominations when electing the shareholders' representatives.

**6. Election of the auditor for the fiscal year 2008**

The Supervisory Board proposes the appointment of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Munich, as auditors for the fiscal year 2008 and for the review of the interim financial statements of the fiscal year 2008.

**7. Resolution on authorization to acquire and use own shares pursuant to Sec. 71 (1) no. 8 of the German Stock Corporation Act and to exclude subscription rights**

The authorization of the company to acquire own shares, resolved on the Shareholders' Meeting on 27 April 2007, expires on 27 October 2008. It is to be replaced by a new authorization.

The Management Board and the Supervisory Board hence propose that the following resolution be passed:

a) The company is authorized for the period subsequent to 2 May 2008 to 30 October 2009, inclusively, to acquire pursuant to Sec. 71 (1) no. 8 of the Stock Corporation Act own shares up to a proportion of the share capital not in excess of 10 percent of the company's share capital existing at the time of the present resolution. At the option of the Management Board, acquisition may take place on the Stock Exchange or via a public offer to buy (or – insofar as is legally permissible – via a public call to submit a sell offer) which is addressed to all shareholders. The price for the acquisition of these shares shall not exceed or go below the stock exchange price by more than 10 percent, all and any ancillary acquisition costs being excluded from the calculation. In the case of acquisition on the Stock Exchange, the relevant stock exchange price within the meaning of the above provision shall be the mean value of the share prices at the XETRA final auction (or in a comparable successor system) during the last three Stock Exchange trading days prior to acquisition of the shares. In the event of acquisition via a public offer to buy (or a public call to submit a sell offer) which is addressed to all shareholders, the relevant stock exchange price shall be the mean value of the share prices at the XETRA final auction (or a comparable successor system) during the last three Stock Exchange trading days prior to publication of the offer. In the event of considerable price fluctuations, the Management Board shall be authorized to publish this offer to buy or call to submit a sell offer, taking account of a new mean value of the share prices in line with the sentence above. On acquisition via a public offer to buy (or a public call to submit a sell offer) addressed to all shareholders, the volume of the offer may be restricted. Insofar as the entire acceptance of the offer (or the total number of offers) exceeds this volume, the acquisition must take place in proportion to the shares offered in each case, whereby small parcels offered for sale (up to 100 pieces) may be afforded preferential treatment. The offer or the call to submit an offer may contain further conditions.

b) The Management Board shall be authorized to effect disposal of the acquired own shares of the company in another manner than on the Stock Exchange or via an offer to the shareholders insofar as the shares are sold in return for a cash payment at a price which is not significantly lower than the stock exchange price of shares of the company of a similar class and terms of issue at the time of disposal.

c) The Management Board shall be authorized with the consent of the Supervisory Board to effect disposal of the acquired own shares in another manner than on the Stock Exchange or via a public offer addressed to all shareholders insofar as the acquired own shares, in the context of the company's Matching Stock Programme, are sold to participants in such programme who are or were in an employment relationship with the company or a connected enterprise. Insofar as disposal is to take place in the context of the company's Matching Stock Programme to Management Board members or former Management Board members of the company, the Supervisory Board shall be authorized to effect such disposal by other means than on the Stock Exchange or via a public offer addressed to all shareholders. The shareholders' subscription right concerning the company's own shares shall be excluded in this respect.

d) Furthermore, the Management Board shall be authorized to make use of the acquired own shares as complete or part counter payment, in the context of mergers or in the (also indirect) acquisition of enterprises, parts of enterprises or holdings in enterprises. The subscription right of the shareholders with regard to the own shares of the company shall be excluded in this respect.

e) Further, the Management Board shall be authorized with the consent of the Supervisory Board to use the acquired own shares to satisfy convertible bonds, warrant bonds, profit participation bonds or participation rights (or combinations of these instruments) which the company issues or has issued on the basis of the resolution of the Shareholders' Meeting of 31 May 2005. The shareholders' subscription right concerning the own shares shall be excluded in this respect.

f) Furthermore, the Management Board shall be authorized to completely or partly withdraw the acquired own shares with the consent of the Supervisory Board without a further resolution of the Shareholders' Meeting. They may also be withdrawn in a simplified procedure without a capital decrease by adjusting the proportionate mathematical amount of the other shares in the share capital of the company. Withdrawal may be restricted to a part of the acquired shares. Multiple use may be made of the authorization to withdraw. If the withdrawal takes place in the simplified procedure, the Management Board shall be authorized to adjust the number of the shares in the Articles.

g) The above authorizations may be exercised once or several times, completely or in parts, individually or together. They may also be utilized by group companies within the meaning of Sec. 17 of the Stock Corporation Act.

h) The company's authorization of 27 April 2007 to acquire own shares shall be rescinded on coming into effect of the present new authorizations. The authorization given in the previously mentioned resolution from 27 April 2007 to avail of the acquired own shares shall remain in force.

**Report of the Management Board pursuant to item no. 7 of the Agenda**

In accordance with customary business practice, the proposal for a resolution put forward by the Management Board and the Supervisory Board provides on the basis of Sec. 71 (1) no. 8 of the Stock Corporation Act for authorization by the Shareholders' Meeting for the company to acquire own shares amounting to up to 10 percent of the current share capital for a maximum of 18 months. The Management Board already has such an authorization, of which use has been made in part; a total of 4,980,091 shares have been acquired by the company in the exercise of this authorisation (as on: 14 March 2008). This time-limited authorization to acquire own shares adopted in the Shareholders' Meeting of MTU Aero Engines Holding AG of 27 April 2007 is to be extended.

In deciding on the use of the own shares, the Management Board shall be guided solely by the interests of the shareholders and of the company. The Management Board shall report to the Shareholders' Meeting on any exercise of the proposed authorization.

In acquisition of own shares, the principle of equal treatment is to be applied pursuant to Sec. 53a of the Stock Corporation Act. Such envisioned acquisition of the shares on the Stock Exchange or through a public offer to buy (or a public call to submit a sell offer) adheres to this principle. Insofar as a public offer or a public call to submit an offer is oversubscribed, acquisition must take place in proportion to the number of shares offered in each case. For the re-sale of own shares that have been acquired, the law provides in principle for the sale on the Stock Exchange or through an offer to all shareholders, by which means the principle of equal treatment pursuant to Sec. 53a of the Stock Corporation Act is adhered to.

The Shareholders' Meeting can however also resolve on disposal by other means in appropriate application of Sec. 186 (3) and (4) of the Stock Corporation Act. In this respect, the resolution provides that the Management Board is authorized with the consent of the Supervisory Board to effect disposal of the acquired own shares in another manner than on the Stock Exchange or through an offer addressed to all shareholders, if the own shares that have been acquired are sold in return for a cash payment at a price which is not significantly lower than the stock exchange price of shares of the company of a similar class and terms of issue at the time of disposal. According to the current state of discussion in the reference material, a deduction from the current stock exchange price is considered permissible in an amount of up to 10 percent of the stock exchange price. This authorization makes use of the possibility to exclude subscription rights as permitted in Sec. 71 (1) no. 8 of the Stock Corporation Act, in appropriate application of Sec. 186 (3) sentence 4 of the Stock Corporation Act. All in all, the shareholders' assets and voting right interests are suitably maintained in the case of disposal of the own shares to third parties, excluding the shareholders from the subscription right on the basis of Sec. 71 (1) no. 8 of the Stock Corporation Act. The authorization is restricted to a total of a maximum of 10 percent of the company's share capital which is in existence at the time when the resolution is passed. Shareholders who are interested in maintaining their quota of voting rights may on principle acquire a corresponding additional number of shares on the Stock Exchange. The Management Board and the Supervisory Board take the view that this framework serves the company's interests, given the strategy pursued by the company, and is also suitable to serve the shareholders' interests.

The resolution further provides for an authorisation for the Management Board to use the acquired own shares in whole or in part to satisfy the claims of the company's employees accruing from the company's Matching Stock Programme. In respect of details of this programme, reference is made to the section entitled "Remuneration Report" in the annual report for the fiscal year 2007. In terms of legal technique, this form of use is contingent on the subscription right of the shareholders being ruled out in this respect with regard to their own shares; this is provided for by the resolution.

Furthermore, the resolution provides to authorize the Management Board to offer to third parties, and/or to make use of, all or some of the acquired own shares as (part) counter payment, in the context of mergers or in the (also indirect) acquisition of enterprises, parts of enterprises or holdings in enterprises. When opportunities arise, the company is to be enabled to implement targeted acquisitions of enterprises or of holdings in the context of the company's object, as set out in its Articles. In the international context in particular, owners of enterprises and holdings frequently expect to receive shares in the acquiring company as a counter payment for the disposal of the enterprise or holding. The proposed authorization places the company in a position in which it is also able for instance to make use of available own shares as a counter payment in concrete acquisition projects in which it may be in competition with other prospective buyers, and hence under certain circumstances to be able to forego increasing the share capital in return for capital subscribed in kind as would otherwise be necessary. In terms of legal technique, this form of use is also contingent on the subscription right of the shareholders being ruled out in this respect with regard to their own shares, which is provided for by the resolution in this sense.

The company is also to be authorized to use own shares to meet obligations from convertible bonds, warrant bonds, profit participation bonds or participatory rights (or combinations of such instruments) which were issued or are still to be issued on the basis of the authorization resolution of the Shareholders' Meeting held on 31 May 2005, as well as of supplementary resolutions made by the Shareholders' Meeting. This authorization is already in the interest of the company and of the shareholders because it enables the company, insofar as is proper in the concrete case, to avoid issuing new shares from the authorized but unissued capital, and hence increasing the capital and diluting shareholders' voting rights and quotas. The price at which the shares are issued depends in such a case on the respective circumstances of the individual case and on the time. In setting prices, the Management Board will orientate itself in line with the interests of the company. If the shares are used to serve convertible bonds, warrant bonds, profit participation bonds or participatory rights (or a combination of such instruments), the price at which the shares are sold corresponds to the respective exercise price for the convertible bonds, warrant bonds, profit participation bonds or participatory rights (or a combination of such instruments). It is once more a prerequisite in terms of legal technique for the subscription right of the shareholders to be ruled out in this respect with regard to their own shares, which is a constitutive element of the resolution.

Own shares acquired on the basis of the present authorizing resolution may be withdrawn by the company without a new resolution from the Shareholders' Meeting. In accordance with Sec. 237 (3) no. 3 of the Stock Corporation Act, the company's Shareholders' Meeting may resolve the withdrawal of its fully paid-up shares without thereby necessitating a decrease in the share capital of the company. The proposed authorization explicitly provides this alternative, in addition to a withdrawal that is coupled with a capital decrease. In the event of withdrawal of the own shares without a capital decrease, the mathematical proportion of the other shares in the company's share capital increases automatically. The Management Board shall hence be authorized to effect the amendment to the Articles necessitated thereby with regard to the number of shares altered by such withdrawal.

On the basis of the above considerations, the Management Board and the Supervisory Board regard the proposed authorization to acquire own shares as being in the interest of the shareholders, and consider it to justify in individual cases exclusion of the shareholders' subscription right. The Management Board and the Supervisory Board shall hence examine and consider in each individual case whether authorization of own shares, leading to the exclusion of the subscription right, is in the overriding interest of the company.

**Notices pursuant to Sec. 128 (2) sentences 6 to 8 of the Stock Corporation Act**

The following banks have undertaken the company's most recent security issue in the past five years:

Deutsche Bank Aktiengesellschaft, Frankfurt am Main
Bayerische Hypo- und Vereinsbank AG, Munich
Commerzbank Aktiengesellschaft, Frankfurt am Main

**Attendance at the Shareholders' Meeting**

Pursuant to Sec. 15 of the Articles of MTU Aero Engines Holding AG, only those shareholders are entitled to attend the Shareholders' Meeting and to exercise the voting right who are registered as shareholders in the company's share register and have registered their shares such that their registration has been received by the company at the latest on the seventh day prior to the Shareholders' Meeting, in other words at the latest by Wednesday, 23 April 2008.

Shareholders who are entered in the share register can register either in writing with MTU Aero Engines Holding AG at the following address:

MTU Aero Engines Holding AG
c/o Computershare HV Services AG
HV-Anmeldung
Hansastraße 15
80686 München

or by telefax on the following number:
+49 /(0)89/309037-4676

or in electronic form at the Internet address:
www.mtu.de/hv

Further information on the registration procedure is available on the registration form and on the above Internet site. In order to register by electronic means, you will require the individual access code which you receive with the shareholder documents.

If a bank is entered in the share register, this bank may exercise the voting right for shares which do not belong to it only on the basis of an authorization from the shareholder.

**Voting right proxy**

Shareholders who are entered in the share register and do not wish to attend the Shareholders' Meeting in person may have their voting right exercised by a proxy, such as a bank or a shareholders' association. Also in this case, timely registration by the shareholder or the proxy must be ensured. A written form of notification is necessary in accordance with the company's Articles for the transfer of the voting right to a proxy.

Furthermore, we offer that you may also be represented at the Shareholders' Meeting by company employees as per your instructions. These voting right proxies must be issued with a proxy and instructions to exercise the voting right to this end. The voting right proxies are obliged to vote as instructed. Prior to the Shareholders' Meeting, the proxy and instructions for the voting right proxies named by the company may be transmitted by Tuesday, 29 April 2008, 12:00 a.m., in writing, by telefax or in electronic form to the above Internet address.

Please note that the voting right proxies will not accept requests to speak or to ask questions or put forward propositions, and will not support procedural propositions and unannounced propositions by shareholders.

We will provide our shareholders with further details, as well as forms for the issuance of proxies and instructions, under the same cover as the invitation to the Shareholders' Meeting.

**Propositions, nominations and shareholders' requests**

Propositions by shareholders within the meaning of Sec. 126 of the Stock Corporation Act, or nominations within the meaning of Sec. 127 of the Stock Corporation Act, are to be addressed exclusively in writing to MTU Aero Engines Holding AG either at the address:

MTU Aero Engines Holding AG
Department Investor Relations
Dachauer Straße 665
D-80995 München
Germany

or by telefax at the following number:
Fax: +49/(0)89/1489-2172

or in electronic form to the following e-mail address:
hauptversammlung2008@mtu.de

Propositions and nominations otherwise addressed will not be taken into account for the disclosure of documents in accordance with Sec. 126 and 127 of the Stock Corporation Act. Propositions and nominations by shareholders regarding the items of the Agenda which are subject to disclosure and which are received at the above address by Tuesday, 15 April 2008 at the latest, including the name of the relevant shareholder, the reasons given and any opinion of the management expressed thereon, will be published without delay after their receipt at the following Internet address:
www.mtu.de/hv

**Notice in accordance with Sec. 30b (1) no. 1 of the Securities Trading Act (WpHG)**

In accordance with Sec. 30b (1) no. 1 of the Securities Trading Act in the version of the Transparency Directive Transposition Act, we are in a position to state as follows:

At the time of the convocation of the 2008 Shareholders' Meeting, MTU Aero Engines Holding AG has issued a total of 55,000,000 shares, granting 55,000,000 votes. The company had 4,980,091 own shares at the time of convocation. The company has no voting rights from these own shares.

Munich, March 2008

MTU Aero Engines Holding AG

The Management Board

# How to find us


A 9
A 8
Olympiapark
Mittlerer Ring
Airport
Grand Hotel
Bogen-
hausen
HB
A 94
Westpark
Central
A 96
A 95
A 8


Hospital
Bogenhausen
Effner
Platz
Effnerstr.
Baywa
Grand Hotel
Arabellastraße
Elektrastr.
Hypo
Vereins-
bank
Bogen-
hausen
Rosenkavalier
Platz
Burda
Richard-Strauss-Straße (Mittlerer Ring)
Denningerstraße
Siemens

***Taxi – from the airport***
*one way approximately about 45.00 - 50.00 Euro*

***Public Transportation***

| | |
|---|---|
| *Underground:* | *line 4 to "Arabellapark"* |
| *Bus:* | *different lines to "Arabellapark", "Effner-platz", "Denningerstrasse"* |
| *Tram:* | *line 18 and 20 to "Effnerplatz"* |

***By Car***

***Coming from the motorway Stuttgart A8*** *- go straight until "Verdistraße" pass the "Botanischer Garten" and follow the direction motorway Nürnberg. When you reach the "Mittlerer Ring" go ahead until "Petuelring" and "Isarring" until you get to the district Bogenhausen. At the "Effnerplatz" turn left to the "Effnerstraße" and immediately turn right into the "Englschalkinger Straße". The first road on the right hand side is called "Arabellastraße".*

***Coming from the motorway Nürnberg A9*** *- follow the exit "Föhringer Ring/Frankfurter Ring". Being on the "Föhringer Ring" go ahead until you get to the district Bogenhausen. At the junction on the "Effnerplatz" turn left twice. From the "Effnerstraße" immediately turn right into the "Englschalkinger Straße". The first road on the right hand side is called "Arabellastraße".*

***Coming from the motorway Salzburg A8*** *- go straight until you reach the "Mittlerer Ring Ost" follow the "Innsbrucker Ring", "Leuchtenbergring", Richard-Strauss-Straße", until you get to the district Bogenhausen. At the "HypoVereinsbank" building turn right into the "Denninger Straße". At the third traffic light turn left into the "Arabellastraße".*

***Coming from the motorway Garmisch A95*** *- go straight until you reach the "Mittlerer Ring Süd" and follow the direction motorway Passau. Following the "Innsbrucker Ring", "Leuchtenbergring", "Richard-Strauss-Straße", until you get to the district Bogenhausen. At the "HypoVereinsbank" building turn right into the "Denninger Straße". At the third traffic light turn left into the "Arabellastraße".*

***Coming from the motorway Lindau A96*** *- you reach automatically the "Mittlerer Ring". You follow the direction to motorway Nürnberg passing by the "Olympiapark". Following "Petuelring" and "Isarring" until you reach the district Bogenhausen. At the "Effnerplatz" turn left into the "Effnerstraße" and immediately turn right into the "Englschalkinger Straße". The first road on the right hand side is called "Arabellastraße".*

ArabellaSheraton
Grand Hotel
München

elektronischer
# Bundesanzeiger



Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

**Daten zur Veröffentlichung:**

| | |
|---|---|
| Veröffentlichungsmedium: | Internet |
| Internet-Adresse: | www.ebundesanzeiger.de |
| Veröffentlichungsdatum: | 18. März 2008 |
| Rubrik: | Aktiengesellschaften |
| Art der Bekanntmachung: | Hauptversammlung |
| Veröffentlichungspflichtiger: | MTU Aero Engines Holding AG, München |
| Fondsname: | |
| ISIN: | |
| Auftragsnummer: | 080312034896 |
| Verlagsadresse: | Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln |

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

# MTU Aero Engines Holding AG

**München**

**WKN A0D 9PT**
**ISIN DE000A0D9PT0**

## Berichtigung der Einberufung zur Hauptversammlung vom 14. März 2008

Die in der vorgenannten Veröffentlichung enthaltene Mitteilung gem. § 30b Abs. 1 Nr. 1 WpHG ist wie folgt zu berichtigen:

**Mitteilung gemäß § 30b Abs. 1 Nr. 1 WpHG**

Gemäß § 30b Abs. 1 Nr. 1 WpHG in der Fassung des Transparenzrichtlinie-Umsetzungsgesetzes teilen wir mit:

Zum Zeitpunkt der Einberufung der Hauptversammlung besteht das Grundkapital der Gesellschaft aus 52.000.000 auf den Namen lautenden Stückaktien. Von diesen Aktien sind zurzeit lediglich 50.019.909 Aktien stimmberechtigt, da das Stimmrecht aus 1.980.091 von der Gesellschaft gehaltenen eigenen Aktien nicht ausgeübt werden kann.

München, im März 2008

**MTU Aero Engines Holding AG**

*Der Vorstand*

MTU Aero Engines

**MTU Aero Engines Holding AG**

**München**

**WKN A0D 9PT**

**ISIN DE000A0D9PT0**

**Correction of the Invitation to the Ordinary Shareholders' Meeting from 14 March 2008**

The notification according to Sec. 30b (1) no. 1 of the Securities Trading Act (WpHG) contained in the above mentioned announcement has to be corrected as follows:

**Notice in accordance with Sec. 30b (1) no. 1 of the Securities Trading Act**

In accordance with Sec. 30b (1) no. 1 of the Securities Trading Act in the version of the Transparency Directive Transposition Act, we are in a position to state as follows:

At the time of the convocation of the 2008 Shareholders' Meeting, the company's share capital consists of 52,000,000 personal shares. From these 52,000,000 personal shares only 50,019,909 have voting rights because the 1,980,091 personal shares held by the company have no voting rights.

Munich, March 2008
MTU Aero Engines Holding AG
The Management Board

Amtsgericht München

**Liste des Aufsichtsrats nach § 106 AktG**
**1. Februar 2008**

| Name | Vorname | ausgeübter Beruf | Wohnanschrift | Geburtsdatum |
|---|---|---|---|---|
| Eberhardt | Klaus | Vorsitzender des Vorstandes Rheinmetall AG<br>Vorsitzender des Aufsichtsrats der MTU Aero Engines Holding AG | Gerlingen | 24.02.1948 |
| Hillreiner | Josef | Vorsitzender des Konzernbetriebsrats der MTU Aero Engines GmbH, München<br>Stellvertr. Vorsitzender des Aufsichtsrats der MTU Aero Engines Holding AG | Ried | 18.04.1954 |
| Flassbeck | Harald | Erster Bevollmächtigter der IG Metall Verwaltungsstelle München | München | 01.11.1947 |
| Fröhlich | Babette | Ressortleiterin beim Vorstand der IG Metall, Frankfurt | Frankfurt am Main | 16.10.1965 |
| Geißinger | Dr. Jürgen M. | Vorsitzender der Geschäftsleitung der INA-Holding Schaeffler KG, Herzogenaurach | Herzogenaurach | 24.07.1959 |
| Hughes | Louis R. | Chief Executive Officer der GBS Laboratories, LLC., Herndon, Virginia | Winnetka, Illinois, USA | 10.02.1949 |

| | | | | |
|---|---|---|---|---|
| Keller | Michael | Leiter Rotor/Stator und Produktionsservice der MTU Aero Engines GmbH, München | Aindling | 23.11.1955 |
| Kröll | Prof. Dr. Walter | Ehemaliger Präsident der Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V., Bonn | Marburg | 30.05.1938 |
| Mailer | Josef | Freigestellter Betriebsrat der MTU Aero Engines GmbH, München | Hirschenhausen | 25.06.1964 |
| Sroka | Günter | Ehem. Vorsitzender des Konzernbetriebsrats der MTU Aero Engines GmbH, München | Dachau | 12.03.1945 |
| Stark | Udo | Ehem. Vorsitzender des Vorstands der MTU Aero Engines Holding AG, München | München | 21.11.1947 |
| Steffens | Prof. Dr.-Ing. Klaus | Ehem. Vorsitzender der Geschäftsführung der MTU Aero Engines GmbH, München | Bernried | 08.02.1950 |

München, 25. Februar 2008

Der Vorstand der MTU Aero Engines Holding AG

Egon Behle

Reiner Winkler

RECEIVED
2008 MAR 25 A 5:25

# MTU Aero Engines improves earnings and continues its profitable growth

**EBITDA margin on target in 2007 at 15.3% – and expected to stay within target corridor of 14-15% in 2008**

**Net income expected to increase in 2008 by almost 20% to around €180 million**

**Share buyback program to continue**

Munich, March 13, 2008 – MTU Aero Engines Holding AG is striving for further profitable growth in 2008. Revenues are expected to remain at the previous year's level, which corresponds to a growth rate of approximately 6% after adjustments for the effect of the U.S. dollar exchange rate. MTU anticipates that adjusted EBITDA[1] in 2008 will remain close to the previous year's level of €390 million, despite a significant increase in research and development and the effects of the U.S. dollar exchange rate. MTU expects to generate a net income for the year in the region of €180 million, which represents an increase of almost 20%. This forecast was published by MTU on Thursday, March 13, 2008 at its annual results press conference.

MTU's revenues in 2007 improved by 7% from €2,416.2 million to €2,575.0 million, and were therefore in line with the company's estimated target of around €2.6 billion. Without the U.S. dollar exchange rate effect, this increase would have been even higher, at roughly 15%. There was a pronounced rise in adjusted EBITDA, which grew at a rate of 24% to €392.9 million (2006: €318.2 million). MTU thereby exceeded its forecast of €385 million, which had been raised in the course of the year. The company's underlying net income also increased significantly, improving by 22% from €121.8 million in 2006 to €148.2 million in 2007.

"2007 has been yet another successful business year for MTU," said Egon Behle, CEO of MTU Aero Engines Holding AG. "We intend to stay on this positive course in 2008. Our prime objective is to expand on the basis of our good market position in the commercial and military engine business and to achieve profitable growth. However, the U.S. dollar exchange rate cancels out this growth when seen in terms of the euro. Therefore further cost-optimization measures will be necessary."

The greatest contribution to these positive results is expected to come from the commercial engine business. MTU is reckoning on stable development of its commercial maintenance activities and in the military sector. MTU intends to increase its investments in 2008 to above the average level. Plans especially include strategic investments such as the acquisition of additional shares in engine programs, expansion of facilities at MTU Maintenance Hannover, and the construction of the new plant in Poland. Despite this expenditure, free cash flow is expected to reach an amount of approximately €100 million.

Distinct improvement in revenues from the commercial OEM business

Strong growth in the commercial engine business played a significant role in boosting revenues in 2007. MTU's revenues from this activity improved by 11% compared to the previous year, rising from €993.5 million to €1,102.0 million. Discounting the effect of the U.S. dollar exchange rate, this increase amounted to 21%. The main contributors to these revenues, which derived both from new engine and spare parts sales, were the V2500 (Airbus A320 family), PW2000 (Boeing 757 and C-17) and CF6-80C (Boeing 747, Airbus A300, A310 and A330) programs, and the start of volume production of the GP7000 engine for the Airbus A380.

A 2% increase in revenues to €497.5 million (2006: €489.6 million) was recorded by the military engine business. The ongoing entry-into-service of the Eurofighter assured a steady flow of revenue from the EJ200 engine. Revenues were also boosted by the MTR390 engine for the Tiger combat helicopter.

Overall, MTU's revenues in the OEM segment grew by 8% from €1,483.1 million in 2006 to €1,599.5 million in 2007.

In the commercial MRO business, revenues increased by 5% from €954.7 million to €1,004.7 million, which is a slightly lower result than expected. Contributing factors were the strength of the euro and unexpected problems that arose in connection with the introduction of new software and logistics systems and the related, essential adaptation of processes at MTU Maintenance Hannover. A significant proportion of commercial MRO revenues were generated by the V2500 and CF6 engine programs. Adjusted to eliminate the effect of the U.S. dollar exchange rate, commercial maintenance revenues increased by around 15%.

High order backlog as a basis for continuing positive business development
At December 31, 2007, the order backlog amounted to €3,311.1 million or 1.3 times annual revenues. The equivalent figure after adjustments for the U.S. dollar exchange rate was €3,513.3 million, which represents an increase over the 2006 order backlog of €3,342.3 million.

In the commercial MRO business, the volume of orders under engine maintenance agreements increased in the financial year 2007 to U.S. $7,426.6 million. Two new contracts in particular were responsible for this 53% increase: firstly a contract from JetBlue Airways for the maintenance of V2500 engines, which is the largest-ever maintenance contract in MTU's history, and secondly a cooperation agreement with the Indonesian maintenance operator Garuda Maintenance Facilities (GMF) AeroAsia, under which MTU is a strategic partner responsible for the maintenance of CFM56-3 engines belonging to Indonesian airlines.

Significantly improved operating results
MTU has continued to improve its profitability in 2007, increasing its EBITDA margin to 15.3% (2006: 13.2%), thus easily meeting the set target of 14-15%. "This positive result demonstrates the effectiveness of our program to increase efficiency and profitability, which will enable us to achieve annual savings of €50 million from 2008 onward," said Chief Financial Officer Reiner Winkler. "We intend to introduce further cost-optimization measures to counteract the weakness of the U.S. dollar. And our new plant in Poland will help us to improve efficiency over the long term. We expect our EBITDA margin to remain within the target corridor of 14-15% in 2008."

The OEM business, which increased its operating profit by 40%, made major contributions to the group's good operating results in the financial year 2007. This segment's EBITDA margin consequently amounted to 19.1%. As the result of additional costs occasioned by the introduction of new software and logistics systems at MTU Maintenance Hannover, the operating profit of the commercial MRO business decreased by 15% compared with the previous year. The EBITDA margin for this segment amounted to 8.7%.

Proposed dividend of €0.93 per share
MTU's good operating profit is reflected in the group's net income, which improved to €154.1 million. "We would like our shareholders to share in this profit, and will therefore be proposing a dividend payment of €0.93 per share at the Annual General Meeting. This represents an increase of 13% over the amount paid out in 2006," says Winkler.

11% of OEM revenues put into research and development
In 2007, research and development expenses amounted to €176.4 million, which is 4% higher than the previous year's level of €169.9 million. This corresponds to 11% of revenues from the OEM business, which is where these research and development expenses were incurred. Company-funded R&D accounted for €88.8 million of this total amount. The main focus of these activities lay on technologies for the next generation of engines, and work on the development programs for the TP400-D6 engine for the Airbus A400M military transporter and MTR390 Enhanced, the higher-performance version of the MTR390.

Investing in the future
MTU's capital expenditure on fixed assets amounted to €106.1 million in 2007 (2006: €114.1 million). The main targets for these investing activities were the

construction of a second engine test rig at the premises of MTU Maintenance Hannover and the acquisition of additional shares in engine programs.

Stable workforce
At the end of 2007, MTU had 7,130 employees. This is approximately the same level as in the previous year, when the number of employees stood at 7,077.

Share buyback program continues
In 2007, MTU purchased 4.3 million treasury shares in the context of its share buyback program. By the end of March 2008, this number will have risen to around 5 million. MTU intends to call in 3.0 million of these shares, thus concluding the share buyback program authorized by the Annual General Meeting in 2007. Further purchases of treasury shares are planned. The Board of Management will therefore ask the Annual General Meeting to accord the appropriate authorization to buy back shares representing a further 10% of the company's stock capital.

**MTU Aero Engines – Key financial data for 2007**

*( Figures quoted in € million, calculated on a comparable basis, statements prepared in accordance with IFRS. Figures calculated on a comparable basis apply adjustments to the IFRS consolidated results to exclude restructuring and transaction costs, capitalized R&D costs, and the effects of IFRS purchase accounting. )*

| **MTU Aero Engines** | **2007** | **2006** | **Change** |
|---|---|---|---|
| Revenues | 2,575.9 | 2,416.2 | + 6.6 % |
| of which OEM business | 1,599.5 | 1,483.1 | + 7.8 % |
| of which commercial engine business | 1,102.0 | 993.5 | + 10,9 % |
| of which military engine business | 497.5 | 489.6 | +1.6 % |
| of which commercial MRO business | 1,004.7 | 954.7 | + 5.2 % |
| EBITDA (calculated on a comparable basis) | 392.9 | 318.2 | + 23.5 % |
| of which OEM business | 305.7 | 217.7 | + 40.4 % |
| of which commercial MRO business | 87.9 | 103.4 | - 15.0 % |
| *EBITDA margin (calculated on a comparable basis)* | *15.3 %* | *13.2 %* | |
| *in the OEM business* | *19.1 %* | *14.7 %* | |
| *in the commercial MRO business* | *8.7 %* | *10.8 %* | |

| | | | |
|---|---|---|---|
| Net income (IFRS) | 154.1 | 89.1 | + 73.0 % |
| Net income (underlying) | 148.2 | 121.8 | + 21.7 % |
| Earnings per share (adjusted) | €2.83 | €2.25 | + 25.8 % |
| Free cash flow | 131.7 | 115.7 | + 13.8 % |
| Research and development expenses | 176.4 | 169.9 | + 3.8 % |
| of which company-funded R&D | 88.8 | 80.6 | + 10.2 % |
| of which outside-funded R&D | 87.6 | 89.3 | - 1.9 % |
| Capital expenditure | 106.1 | 114.1 | - 7.0 % |
| | **Dec. 31, 07** | **Dec. 31, 06** | **Change** |
| Order backlog, adjusted to eliminate effects of U.S. dollar exchange rate | 3,513.3 | 3,342.3 | + 5.1 % |
| Order backlog | 3,311.1 | 3,342.3 | - 0.9 % |
| of which OEM business | 3,216.8 | 3,218.4 | - 0.05 % |
| of which commercial MRO business | 94.7 | 124.1 | - 23.7 % |
| Value of MRO contracts on engines for which maintenance agreements are in place, in U.S. $ | 7,426.6 | 4,847.0 | + 53.2 % |
| Employees | 7,130 | 7,077 | + 0.7 % |

**Outlook 2008**

| in € million | 2007 | Outlook 2008 |
|---|---|---|
| Revenues | 2,575.9 | ~ 2,600 |
| EBITDA (adjusted) | 392.9 | ~ 390 |
| Free cash flow | 131.7 | ~ 100 |

| | | |
|---|---|---|
| Net income (underlying) | 148.2 | |
| Net income | 154.1 | ~ 180 |

MTU Aero Engines is the leading German manufacturer of aircraft engines and a major player in the industry. Together with its affiliates, the company maintains a presence in all essential markets and regions. In the commercial engine sector, MTU has close working ties with the world's major aero engine manufacturers – General Electric, Pratt & Whitney and Rolls-Royce. In the military sector, MTU is the lead industrial partner for almost every type of engine operated by the German armed forces, and an important partner in all major military aero engine programs in Europe. MTU is the world's largest independent provider of MRO services for commercial aero engines. The company is a technological leader, excelling in the specialist areas of high-pressure compressors, low-pressure turbines, engine control and monitoring systems, manufacturing processes, and repair techniques.

Contact for media representatives:

Eckhard Zanger
Senior Vice President Corporate Communications and Investor Relations
Phone: + 49 89 14 89-91 13
Fax: + 49 89 14 89-21 72

Eva Simon
Press Officer Finance
Phone: +49 89 14 89-43 32
Fax: +49 89 14 89-87 57

Contact for Investors and Analysts:
Inka Koljonen
Head of Investor Relations
Phone: + 49 89 14 89-83 13
Fax: + 49 89 14 89-9 50 62

Claudia Heinle
Investor Relations
Phone: + 49 89 14 89-39 11
Fax: + 49 89 14 89-9 93 54

The Annual Report can be downloaded from the Internet at www.mtu.de under Investor Relations. It is available in PDF format or alternatively, from mid-April 2007, in hardcopy print format.



[1] EBITDA = Earnings before interest, tax, depreciation and amortization,

calculated on a comparable basis

---

MTU Aero Engines





# Jahresabschluss und Lagebericht 2007 der MTU Aero Engines Holding AG



# *Jahresabschluss*

zum 31. Dezember 2007

**MTU Aero Engines**
**Holding AG**
München

# INHALTSVERZEICHNIS

# Bilanz zum 31. Dezember 2007

*in Tausend Euro*

| | Anhang | Stand 31.12.2007 | | Stand 31.12.2006 |
|---|---|---|---|---|
| **AKTIVA** | | | | |
| **Anlagevermögen** | | | | |
| Finanzanlagen | ( 1 ) | | 722.454 | 731.240 |
| **Umlaufvermögen** | | | | |
| Forderungen | ( 2 ) | 1.577 | | 39.182 |
| Eigene Aktien | ( 3 ) | 156.353 | | 42.697 |
| Zahlungsmittel | | 0 | | 18 |
| | | | 157.930 | 81.897 |
| **Rechnungsabgrenzungsposten** | ( 4 ) | | 14.391 | 0 |
| | | | 894.775 | 813.137 |
| **PASSIVA** | | | | |
| **Eigenkapital** | ( 5 ) | | | |
| Gezeichnetes Kapital | | 55.000 | | 55.000 |
| Kapitalrücklage | | 331.032 | | 427.084 |
| Gewinnrücklagen | | 199.352 | | 67.324 |
| Bilanzgewinn | ( 14 ) | 47.178 | | 43.746 |
| | | | 632.562 | 593.154 |
| **Rückstellungen** | | | | |
| Rückstellungen für Pensionen | ( 6 ) | 4.425 | | 3.837 |
| Übrige Rückstellungen | ( 7 ) | 43.248 | | 6.122 |
| | | | 47.673 | 9.959 |
| **Verbindlichkeiten** | | | | |
| Verbindlichkeiten gegenüber Kreditinstituten | | 4 | | 0 |
| Übrige Verbindlichkeiten | ( 8 ) | 214.536 | | 210.024 |
| | | | 214.540 | 210.024 |
| | | | 894.775 | 813.137 |

# Gewinn- und Verlustrechnung für das Geschäftsjahr 2007

*in Tausend Euro*

| | Anhang | 2007 | 2006 |
|---|---|---|---|
| **Umsatzerlöse** | ( 9 ) | **8.714** | **7.498** |
| Allgemeine Verwaltungskosten | ( 10 ) | -11.311 | -10.500 |
| Sonstige betriebliche Erträge | | 74 | 150 |
| Sonstige betriebliche Aufwendungen | ( 11 ) | -3.481 | -9 |
| Finanzergebnis | ( 12 ) | 135.841 | 96.334 |
| **Ergebnis der gewöhnlichen Geschäftstätigkeit** | | **129.837** | **93.473** |
| Steuern vom Einkommen und vom Ertrag | ( 13 ) | -64.430 | -25.100 |
| **Jahresüberschuss** | | **65.407** | **68.373** |
| Gewinnvortrag | | 143 | 0 |
| Entnahme aus Kapitalrücklage | | 113.656 | 38.871 |
| Entnahme aus anderen Gewinnrücklagen | | 0 | 3.826 |
| Einstellungen in die Rücklage für eigene Aktien | | -113.656 | -42.697 |
| Einstellungen in andere Gewinnrücklagen | | -18.372 | -24.627 |
| **Bilanzgewinn** | ( 14 ) | **47.178** | **43.746** |

## Anhang

### Grundlagen und Methoden

Der Jahresabschluss der MTU Aero Engines Holding AG, München, wird nach handels- und aktienrechtlichen Rechnungslegungsvorschriften aufgestellt. Die in der Bilanz und in der Gewinn- und Verlustrechnung, die nach dem Umsatzkostenverfahren gegliedert ist, zur Verbesserung der Übersichtlichkeit zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

### Grundlagen der Bilanzierung

Die MTU Aero Engines Holding AG, München, ist eine große Kapitalgesellschaft gemäß § 267 Abs. 3 Satz 2 HGB.

Die Bilanzierungs- und Bewertungsmethoden haben wir im Berichtsjahr unverändert gegenüber dem Vorjahr beibehalten.

Die Bewertung der Anteile an verbundenen Unternehmen erfolgt zu Anschaffungskosten.

Die Forderungen und Zahlungsmittel sind mit dem Nennbetrag angesetzt.

Die eigenen Aktien sind zu Anschaffungskosten zuzüglich Anschaffungsnebenkosten oder niedrigeren Marktwerten bewertet.

Pensionsrückstellungen werden versicherungsmathematisch gemäß IAS 19 mit einem Rechnungszinsfuß von 5,25% (Vorjahr: 4,5%) auf Basis der Richttafeln 2005G von Dr. Klaus Heubeck ermittelt.

Die Übrigen Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt.

Die übrigen Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Der Jahresabschluss wird in Euro aufgestellt. Alle Beträge werden auf Tausend-Euro (TEuro) gerundet angegeben, soweit nichts anderes vermerkt ist.

### Elektronischer Bundesanzeiger

Der von Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, München, mit dem uneingeschränkten Bestätigungsvermerk versehene Jahresabschluss der MTU Aero Engines Holding AG, München, wird im elektronischen Bundesanzeiger veröffentlicht. Darüber hinaus kann dieser Abschluss bei der MTU Aero Engines Holding AG, 80995 München, angefordert werden.

## Erläuterungen zur Bilanz der MTU Aero Engines Holding AG

### (1) Finanzanlagen

| | Kapital-anteil | Buchwert | Ergebnis der Gesellschaft | Eigenkapital der Gesellschaft |
|---|---|---|---|---|
| | 31.12.2007 | 31.12.2007 | 2007 | 31.12.2007 |
| | in % | TEuro | TEuro | TEuro |
| MTU Aero Engines GmbH, München *) | 100,00 | **720.654** | 0 | 720.654 |
| MTU Aero Engines Finance B.V., Amsterdam | 100,00 | **1.800** | 88 | 1.888 |
| | | **722.454** | 88 | 722.542 |

*) mit der Gesellschaft besteht ein Gewinnabführungsvertrag

Nachstehend wird die Entwicklung der Finanzanlagen erläutert:

**Anlagevermögen der MTU Aero Engines Holding AG**

*in Tausend Euro*

| | Anschaffungskosten | | | | Buchwerte | |
|---|---|---|---|---|---|---|
| | 1.1.2007 | Zugänge | Abgänge | 31.12.2007 | 31.12.2007 | 31.12.2006 |
| **Finanzanlagen** | | | | | | |
| Anteile an verbundenen Unternehmen | 731.240 | 722.454 | 731.240 | 722.454 | **722.454** | 731.240 |

### Neugründung

Mit Wirkung zum 19. Januar 2007 wurde die MTU Aero Engines Finance B.V., Amsterdam, Niederlande, mit einem Stammkapital von 18 TEuro gegründet. Zum 8. Mai 2007 wurden 1.782 TEuro in die Kapitalrücklage der Gesellschaft eingezahlt. Gegenstand der Gesellschaft ist die operative Unterstützung in Finanzierungsfragen aller Art sowohl für mit der Gesellschaften verbundene Unternehmen, als auch für Dritte. Die Gesellschaft befindet sich zu 100% im Besitz der MTU Aero Engines Holding AG, München, und ist im Jahresabschluss 2007 erstmalig enthalten.

### Verschmelzung

Mit notariellem Vertrag vom 21. Juni 2007 wurde die MTU Aero Engines Investment GmbH, München (übertragende Gesellschaft), auf die MTU Aero Engines Holding AG, München (übernehmende Gesellschaft), im Wege der Aufnahme durch Übertragung des Vermögens der übertragenden Gesellschaft als Ganzes ohne Abwicklung auf die übernehmende Gesellschaft verschmolzen (Verschmelzung durch Aufnahme). Der Verschmelzung wurde die Schlussbilanz der übertragenden Gesellschaft zum 31. Dezember 2006 zugrunde gelegt. Die Verschmelzung erfolgte im Innenverhältnis schuldrechtlich und steuerlich mit Wirkung zum 1. Januar 2007 (Verschmelzungsstichtag).

## (2) Forderungen

| | 31.12.2007 TEuro | 31.12.2006 TEuro |
|---|---|---|
| Forderungen gegen verbundene Unternehmen | 0 | 27.676 |
| Sonstige Vermögensgegenstände | **1.577** | 11.506 |
| **Forderungen** | **1.577** | 39.182 |

Die Forderungen gegen verbundene Unternehmen betrafen die Forderungen aus Steuerumlagen und Gewinnabführung mit der MTU Aero Engines Investment GmbH. Die sonstigen Vermögensgegenstände betreffen Umsatzsteueransprüche.

## (3) Eigene Aktien

Die Gesellschaft wurde in der Hauptversammlung vom 27. April 2007 ermächtigt, für die Zeit vom 28. April 2007 bis einschließlich zum 27. Oktober 2008 gemäß § 71 Abs. 1 Nr. 8 AktG eigene Aktien mit einem anteiligen Betrag des Grundkapitals bis zu 10 Prozent des bei der Beschlussfassung bestehenden Grundkapitals der Gesellschaft zu erwerben. Der Erwerb kann nach Wahl des Vorstands über die Börse oder mittels eines an sämtliche Aktionäre gerichteten öffentlichen Kaufangebots (oder – soweit rechtlich zulässig – der öffentlichen Aufforderung zur Abgabe eines Verkaufsangebots) erfolgen. Der Gegenwert für den Erwerb dieser Aktien darf den Börsenkurs um nicht mehr als 10 Prozent über- bzw. unterschreiten, wobei etwaige Erwerbsnebenkosten außer Ansatz bleiben. Als maßgeblicher Börsenkurs im Sinne der vorstehenden Regelung gilt dabei im Falle eines Erwerbs über die Börse der Mittelwert der Aktienkurse in der Schlussauktion im XETRA-Handel (oder einem vergleichbaren Nachfolgesystem) während der letzten drei Börsenhandelstage vor dem Erwerb der Aktien. Im Falle eines Erwerbs mittels eines an sämtliche Aktionäre gerichteten öffentlichen Kaufangebots (oder der öffentlichen Aufforderung zur Abgabe eines Verkaufsangebots) gilt der Mittelwert der Aktienkurse in der Schlussauktion im XETRA-Handel (oder einem vergleichbaren Nachfolgesystem) während der letzten drei Börsenhandelstage vor der Veröffentlichung des Angebots als maßgeblicher Börsenkurs.

In Ausübung der Ermächtigung hat der Vorstand der MTU Aero Engines Holding AG beschlossen, Aktien über die Börse zurück zu kaufen. Bis zum 31. Dezember 2007 wurden insgesamt 4.383.022 Aktien, d.h. 8% des Grundkapitals, zu einem durchschnittlichen Kurs von 36,61 € erworben. Der hierfür insgesamt aufgewendete Betrag in Höhe von 156.353 TEuro wurde erfolgsneutral im Eigenkapital in der Position „Eigene Anteile“ ausgewiesen. Der Erwerb erfolgte zur Ausgabe von Aktien im Rahmen des Matching Stock Program sowie zur Ausgabe von Aktien im Rahmen der vertraglichen Verpflichtungen der Wandelschuldverschreibung. Im Rahmen der Ausübung der ersten Tranche aus dem Matching Stock Program wurden im Juni 2007 hingegen 112.612 Aktien (Vorjahr: 0) ausgegeben. Diese wurden mit den dafür aufgewendeten Anschaffungskosten wieder ausgebucht.

Aufgrund des Aktienrückkaufs ergab sich für das Geschäftsjahr 2007 eine gewichtete, durchschnittliche und im Umlauf befindliche Aktienanzahl von 52.295.450 Stück (Vorjahr: 54.216.897). Zum Bilanzstichtag waren 50.729.590 (Vorjahr: 53.349.117) Aktien im Nennwert von einem Euro ausstehend und dividendenberechtigt.

| in Stück | 2007<br>Stand Monats-anfang | 2007<br>Rückkauf / Ausübung MSP | 2007<br>Stand Monats-ende | 2006<br>Stand Monats-anfang | 2006<br>Rück-kauf | 2006<br>Stand Monats-ende |
|---|---|---|---|---|---|---|
| **Stand 1. Januar 2007** | **53.349.117** | **-1.650.883** | | 55.000.000 | | 55.000.000 |
| **Rückkauf und Ausgabe von Aktien** | | | | | | |
| Januar | 53.349.117 | | 53.349.117 | 55.000.000 | | 55.000.000 |
| Februar | 53.349.117 | -73.020 | 53.276.097 | 55.000.000 | | 55.000.000 |
| März | 53.276.097 | -101.258 | 53.174.839 | 55.000.000 | | 55.000.000 |
| April | 53.174.839 | | 53.174.839 | 55.000.000 | | 55.000.000 |
| Mai | 53.174.839 | -78.000 | 53.096.839 | 55.000.000 | -170.130 | 54.829.870 |
| Juni | 53.096.839 | -216.477 | 52.880.362 | 54.829.870 | -570.463 | 54.259.407 |
| Juni (Ausübung MSP *) | 52.880.362 | 112.612 | 52.992.974 | 54.259.407 | | 54.259.407 |
| Juli | 52.992.974 | -347.246 | 52.645.728 | 54.259.407 | -238.916 | 54.020.491 |
| August | 52.645.728 | -916.992 | 51.728.736 | 54.020.491 | -270.496 | 53.749.995 |
| September | 51.728.736 | -250.460 | 51.478.276 | 53.749.995 | -235.110 | 53.514.885 |
| Oktober | 51.478.276 | -314.504 | 51.163.772 | 53.514.885 | | 53.514.885 |
| November | 51.163.772 | -429.182 | 50.734.590 | 53.514.885 | -150.768 | 53.364.117 |
| Dezember | 50.734.590 | -5.000 | 50.729.590 | 53.364.117 | -15.000 | 53.349.117 |
| **Rückkauf / Ausübung MSP** | | **-4.270.410** | | | -1.650.883 | |
| **Gewichteter Durchschnitt/Stand 31. Dezember 2007** | | | **52.295.450** | | | 54.216.897 |

## (4) Rechnungsabgrenzungsposten

Das aus der Wandelschuldverschreibung erzielte Aufgeld wurde im Zeitpunkt der Begebung der Wandelschuldverschreibung in Höhe von 17.604 TEuro erfolgsneutral in die Kapitalrücklage eingestellt. Das Aufgeld wird planmäßig über den zur Ermittlung des erzielten Vorteils aus der Unterverzinslichkeit der Anleiheverbindlichkeit zugrunde gelegten Zeitraum aufgelöst. Zu weiteren Erläuterungen hinsichtlich der Begebung der Wandelschuldverschreibung wird auf die Erläuterungen zu den „Garantieverpflichtungen" verwiesen. Die Auflösung des Rechnungsabgrenzungspostens erfolgt planmäßig über den Zeitraum der Laufzeit der Wandelschuldverschreibung. Erfolgen Wandlungen innerhalb der fünfjährigen Laufzeit wird das Aufgeld aus der Anleihe anteilig erfolgswirksam aufgelöst. Für das Geschäftsjahr 2007 wurden planmäßig 3.227 TEuro ergebniswirksam aufgelöst.

## (5) Eigenkapital

Das Eigenkapital entwickelte sich im laufenden Geschäftsjahr wie folgt:

| | Gezeichnetes Kapital | Kapital-rücklage | Gewinnrücklagen | | Bilanz-gewinn | Summe |
|---|---|---|---|---|---|---|
| | | | Eigene Aktien | Andere Gewinn-rücklagen | | |
| | TEuro | TEuro | TEuro | TEuro | TEuro | TEuro |
| **Stand 01.01.2007** | **55.000** | **427.084** | **42.697** | **24.627** | **43.746** | **593.154** |
| Dividendenausschüttung 2006*) | | | | | -43.603 | **-43.603** |
| Gewinnvortrag | | | | | 143 | |
| Erwerb eigene Aktien | | -113.656 | 113.656 | | | **0** |
| Aufgeld aus der Ausgabe der Wandelschuldverschreibung | | 17.604 | | | | **17.604** |
| Jahresüberschuss 2007 | | | | 18.372 | 47.035 | **65.407** |
| **Stand 31.12.2007** | **55.000** | **331.032** | **156.353** | **42.999** | **47.178** | **632.562** |

*) Zwischen dem 31. Dezember 2006 und dem Beschluss über die Verwendung des Bilanzgewinns wurden weitere eigene Aktien erworben, die nicht dividendenberechtigt sind. Die auf diese Aktien entfallenden nicht ausgeschütteten Dividendenbeträge wurden auf neue Rechnung vorgetragen.

### Gezeichnetes Kapital

Das Grundkapital beträgt unverändert 55.000 TEuro, das sich aus 55 Millionen Stückaktien, die auf den Namen lauten, zusammensetzt.

### Genehmigtes Kapital

Der Vorstand ist durch Beschluss der Hauptversammlung vom 30. Mai 2005 ermächtigt, das Grundkapital mit Zustimmung des Aufsichtsrats bis zum 29. Mai 2010 gegen Bareinlage einmal oder mehrmals um insgesamt bis zu 5.500 TEuro zu erhöhen, wobei das Bezugsrecht der Aktionäre ausgeschlossen werden kann (Genehmigtes Kapital I).

Weiterhin ist der Vorstand durch Beschluss der Hauptversammlung vom 30. Mai 2005 ermächtigt, das Grundkapital mit Zustimmung des Aufsichtsrats bis zum 29. Mai 2010 gegen Bar- und/oder Sacheinlage einmal oder mehrmals um insgesamt bis zu 19.250 TEuro zu erhöhen, wobei das Bezugsrecht der Aktionäre ausgeschlossen werden kann (Genehmigtes Kapital II). Der Vorstand wurde ermächtigt, bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats einmalig oder mehrmals auf den Inhaber oder auf den Namen lautende Wandelschuldverschreibungen, Genussscheine oder Gewinnschuldverschreibungen mit oder ohne Laufzeitbegrenzung im Gesamtnennbetrag von bis zu 750.000 TEuro zu begeben und den Inhabern bzw. Gläubigern von Wandelschuldverschreibungen und/oder Optionsschuldverschreibungen Wandlungs- bzw. Optionsrecht in auf den Namen lautenden Aktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von bis zu 29.250 TEuro nach näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren.

Von dieser Ermächtigung wurde am 23. Januar 2007 durch Ausgabe einer Wandelschuldverschreibung im Gesamtbetrag von 180.000 TEuro Gebrauch gemacht (siehe Erläuterungen zu den Haftungsverhältnissen).

**Bedingtes Kapital**

Durch Beschluss der Hauptversammlung vom 30. Mai 2005 wurde ein bedingtes Kapital von 19.250 TEuro geschaffen. Dieses bedingte Kapital dient der Gewährung von Aktien an Berechtigte von - gegebenenfalls noch zu begebenden - Wandel- und/oder Optionsschuldverschreibungen.

**Kapitalrücklage**

Die Kapitalrücklage enthält gem. § 272 Abs. 2 Nr. 1 HGB die Aufgelder aus der Ausgabe von Aktien in Höhe von 300.000 TEuro und gem. § 272 Abs. 2 Nr. 2 HGB das Aufgeld aus der Emission der Wandelschuldverschreibung in Höhe von 17.604 TEuro. Des Weiteren beinhaltet die Kapitalrücklage Beträge aus Zuzahlungen und Einlagen durch Verschmelzungsvorgänge von Tochtergesellschaften in Höhe von 165.955 TEuro gem. § 272 Abs. 2 Nr. 4 HGB.

Zum Erwerb eigener Aktien gem. § 71 Abs. 1 Nr. 8 AktG wurden im laufenden Geschäftsjahr der Kapitalrücklage 113.656 TEuro und im Vorjahr 38.871 TEuro entnommen.

**Gewinnrücklagen**

**Einstellung in Rücklage für eigene Anteile**

Im Geschäftsjahr wurden die Anschaffungskosten für den Erwerb eigener Aktien in Höhe von 113.656 TEuro in die Rücklage für eigene Aktien eingestellt (vergleiche Erläuterungen zur Kapitalrücklage).

**Andere Gewinnrücklagen**

In die anderen Gewinnrücklagen wurde der thesaurierte Teil des Jahresüberschusses 2007 in Höhe von 18.372 TEuro eingestellt.

**Bilanzgewinn**

Aus dem Bilanzgewinn in Höhe von 43.746 TEuro erfolgte im laufenden Geschäftsjahr die Auszahlung der Dividende für das Geschäftsjahr 2006 in Höhe von 43.603 TEuro. Zwischen dem 31. Dezember 2006 und der Hauptversammlung zurückgekaufte Aktien waren nicht dividendenberechtigt. Der hierauf entfallende, nicht ausschüttungsfähige Dividendenbetrag in Höhe von 143 TEuro wurde auf neue Rechnung vorgetragen. Erhöht hat sich der Bilanzgewinn hingegen um den nach Einstellung in die anderen Gewinnrücklagen verbliebenen Teil des Jahresüberschusses in Höhe von 47.035 TEuro.

**(6) Rückstellungen für Pensionen**

Pensionsrückstellungen werden für Verpflichtungen aus Anwartschaften und aus laufenden Leistungen an berechtigte aktive und ehemalige Organe der MTU Aero Engines Holding AG sowie deren Hinterbliebenen gebildet. Die Pensionsverpflichtungen sind nach den Grundsätzen von IAS 19 bewertet.

Die Höhe der Pensionsverpflichtung (Anwartschaftsbarwert der Versorgungszusagen bzw. Defined Benefit Obligation) wurde nach versicherungsmathematischen Methoden berechnet, für die Schätzungen unumgänglich sind. Dabei spielen neben den Annahmen zur Lebenserwartung die folgenden Prämissen eine Rolle:

| **Weitere Prämissen** | **31.12.2007** | 31.12.2006 | 31.12.2005 |
|---|---|---|---|
| Abzinsungsfaktor | **5,25%** | 4,50% | 4,25% |
| Gehaltstrend | **2,50%** | 2,50% | 2,50% |
| Rententrend | **1,75%** | 1,75% | 1,75% |

Die Renditen für erstrangige, festverzinsliche Industrieanleihen sind gegenüber dem Vorjahreszeitpunkt nochmals angestiegen. Aus diesem Grund wurden die Pensionsverpflichtungen zum 31. Dezember 2007 mit 5,25% (Vorjahr: 4,5%) diskontiert. Der Gehaltstrend umfasst erwartete Gehaltssteigerungen, die unter anderem in Abhängigkeit von der Inflation und der Dauer der Zugehörigkeit zum Unternehmen jährlich geschätzt werden.

Aus Erhöhungen oder Verminderungen des Barwerts der leistungsorientierten Verpflichtungen können versicherungsmathematische Gewinne und Verluste entstehen, deren Ursachen unter anderem Änderungen der Berechnungsparameter, Schätzungsänderungen bezüglich des Risikoverlaufs der Pensionsverpflichtungen und Abweichungen zwischen dem tatsächlichen und dem erwarteten Ertrag aus dem Planvermögen sein können.

Aufgelaufene versicherungsmathematische Gewinne und Verluste werden, soweit sie 10% des Barwerts der Verpflichtungen nicht übersteigen, nicht bilanziert. Versicherungsmathematische Gewinne- oder Verluste, die außerhalb dieser Bandbreite von 10% des Verpflichtungsumfangs des leistungsorientierten Pensionsplans liegen, werden ab dem Folgejahr über die durchschnittliche Restlebensarbeitszeit der Belegschaft verteilt.

Zum Bilanzstichtag lag die Rückstellung um 1.387 TEuro (Vorjahr: 1.061 TEuro) über dem Barwert der Pensionsverpflichtungen (DBO). Die Erhöhung resultiert aus einer internen Umbuchung von aufgelaufenen Pensionsverpflichtungen für ein neu bestelltes Vorstandsmitglied. Diese versicherungsmathematischen Gewinne werden ab dem Geschäftsjahr 2008 in Höhe von 83 TEuro über die durchschnittliche Restlebensarbeitszeit der Pensionsberechtigten ergebniswirksam verteilt.

**(7) Übrige Rückstellungen**

| | 31.12.2007<br>TEuro | 31.12.2006<br>TEuro |
|---|---|---|
| Steuerrückstellungen | 38.583 | 0 |
| Sonstige Rückstellungen | 4.665 | 6.122 |
| | **43.248** | 6.122 |

In den Steuerrückstellungen sind noch nicht endgültig veranlagte Körperschaft- und Gewerbesteuer enthalten.

Die sonstigen Rückstellungen betreffen im Wesentlichen die Aufwendungen für erfolgsabhängige Vergütungen sowie Personalaufwendungen aus der Bewertung für das Matching Stock Program (MSP). Zur Verstärkung der wirtschaftlichen Zielerreichung hat die MTU Aero Engines Holding AG als langfristiges Vergütungsinstrument mit Anreiz- und Risikocharakter das Matching Stock Program (MSP) zur Beteiligung des Vorstands aufgelegt, das zum Bezug von Phantom Stocks berechtigt.

Zu diesem Zweck hat die MTU Aero Engines Holding AG zum Programmstart am 6. Juni 2005 dem Vorstand am Programm eine bestimmte Anzahl von Eigenkapitalinstrumenten (Phantom Stocks) für die Dauer von fünf Jahren gewährt die gleichmäßig verteilt über diesen Zeitraum zugeteilt werden. Die Gewährung der Phantom Stocks setzte zum Programmstart ein eigenes Investment in die Aktien des Unternehmens durch den Vorstand voraus. Jede aus dem Programm erworbene MSP-Aktie berechtigt zum Bezug von sechs Phantom Stocks je zugeteilter Tranche. Die MSP-Aktien unterliegen grundsätzlich keinerlei Verfügungsbeschränkungen. MSP-Aktien berechtigen zur Teilnahme an Dividenden und Bezugsrechten.

Jede Tranche der zugeteilten Phantom Stocks unterliegt einer Ausübungssperrfrist (Vesting Period) von 2 Jahren und kann in Abhängigkeit von der Erreichung des durchschnittlichen Ausübungspreises in steuerpflichtiges Entgelt umgewandelt werden. Dieses Entgelt ist verpflichtend zum Erwerb von Aktien der MTU Aero Engines Holding AG zu verwenden. Der Kauf der Aktien erfolgt im Ausübungszeitpunkt zum Marktpreis. Die Aktien müssen nach dem Ausübungszeitpunkt weitere 2 Jahre gehalten werden (Verfügungszeitpunkt).

**Ausübungsbedingungen**

Eine im Rahmen des Matching Stock Program zugeteilte Tranche kann ausgeübt werden, wenn der durchschnittliche, nicht gewichtete Aktienschlusskurs im Xetrahandel an der Frankfurter Wertpapierbörse innerhalb der letzten 60 Handelstage vor dem Ausübungszeitpunkt der Phantom Stocks über dem durchschnittlichen, nicht gewichteten Aktienschlusskurs der letzten 60 Handelstage vor Zuteilung der Phantom Stocks zuzüglich einem Zuschlag in Höhe von 10% liegt (Basispreis). Die Zuteilungen von Phantom Stocks sind daran geknüpft, dass die Mitarbeiter im Unternehmen tätig sind.

**Neufestsetzung des Ausübungspreises (Repricing)**

Sofern die MTU Aero Engines Holding AG an seine Aktionäre in dem Zeitpunkt zwischen Zuteilung und Ausübung einer Phantom Stock-Tranche Dividenden ausschüttet, kann die MTU Aero Engines Holding AG den jeweiligen Basispreis (Ausübungspreis) einer Tranche aus dem Matching Stock Program um diejenigen Dividendenzahlungen reduzieren, die in die Laufzeit einer Tranche entfallen. Durch die Reduzierung des Basispreises erhöht sich der Ausübungsgewinn entsprechend. Von diesem Wahlrecht haben Vorstand und Aufsichtsrat durch Beschluss vom 23. Mai 2007 für alle noch auszuübenden Tranchen aus dem Matching Stock Program Gebrauch gemacht. Aufgrund dieser Änderung wurde der Ausübungspreis mit sofortiger Wirkung neu festgesetzt (Repricing).

**Bilanzielle Behandlung (Bewertung)**

Der beizulegende Zeitwert der Phantom Stocks wird zeitanteilig als Personalaufwand und gleichzeitig als Rückstellung bis zum Ausübungszeitpunkt (Verfallbarkeit) erfasst. Der gesamte Aufwand, der über den Zeitraum bis zum Ausübungszeitpunkt der Phantom Stocks zu erfassen ist, ermittelt sich aus dem beizulegenden Zeitwert der gewährten Phantom Stocks.

Zum Überblick der gewährten und noch nicht ausgeübten Phantom Stocks wird auf die Erläuterungen im Vergütungsbericht verwiesen.

## (8) Übrige Verbindlichkeiten

| | 31.12.2007 TEuro | | 31.12.2006 TEuro | |
|---|---|---|---|---|
| **Verbindlichkeiten gegenüber verbundenen Unternehmen** | | | | |
| MTU Aero Engines GmbH | | | | |
| Steuerumlagen | -64.962 | | 0 | |
| Ergebnisabführung | -82.997 | | 0 | |
| New Forex Loan | 0 | | 171.691 | |
| Verrechnungskonto | 176.076 | **28.117** | 38.329 | 210.020 |
| MTU Aero Engines Finance B.V. | | | | |
| Darlehen | 181.800 | | 0 | |
| Zinsen | 4.617 | **186.417** | 0 | 0 |
| | | **214.534** | | **210.020** |
| *- davon Restlaufzeit bis 1 Jahr* | *34.534* | | *210.020* | |
| *- davon Restlaufzeit 1 bis 5 Jahre* | *180.000* | | *0* | |
| **Sonstige Verbindlichkeiten** | | **2** | | **4** |
| *- davon Restlaufzeit bis 1 Jahr* | 2 | | *4* | |
| *- davon aus Steuern* | 2 | | *4* | |
| **Summe Übrige Verbindlichkeiten** | | **214.536** | | **210.024** |
| *- davon Restlaufzeit bis 1 Jahr* | *34.536* | | *210.020* | |
| *- davon Restlaufzeit 1 bis 5 Jahre* | *180.000* | | *0* | |
| *- davon aus Steuern* | 2 | | *4* | |

# Erläuterungen zur Gewinn- und Verlustrechnung der MTU Aero Engines Holding AG

## (9) Umsatzerlöse

Die Umsatzerlöse entfallen auf an die MTU Aero Engines GmbH berechnete Verwaltungskosten in Höhe von 8.714 TEuro. Grundlage hierfür ist das Service Agreement vom 8. November 2005.

## (10) Allgemeine Verwaltungskosten

Die Allgemeinen Verwaltungskosten betreffen insbesondere Aufwendungen, die der Gesellschaft im Rahmen ihrer Funktion als Holding und Führungsgesellschaft des MTU-Konzerns entstehen.

## (11) Sonstige betriebliche Aufwendungen

In dieser Position sind überwiegend die im Zusammenhang mit der Ausgabe der Wandelschuldverschreibung entstandenen Transaktionskosten in Höhe von 3.300 TEuro, die von der MTU Aero Engines Finance B.V. belastet wurden.

## (12) Finanzergebnis

| Beteiligungsergebnis | | 2007 TEuro | | 2006 TEuro |
|---|---|---|---|---|
| Erträge aus Steuerumlagen | | 65.018 | | 46.155 |
| Erträge aufgrund Gewinnabführungsvertrag | | 82.997 | | 56.439 |
| *- davon aus verbundenen Unternehmen* | *148.015* | | *102.594* | |
| | | **148.015** | | 102.594 |
| **Zinsergebnis** | | | | |
| Sonstige Zinsen und ähnliche Erträge | | 24.166 | | 114 |
| *- davon aus verbundenen Unternehmen* | *23.679* | | *0* | |
| Zinsen und ähnliche Aufwendungen | | -36.340 | | -6.374 |
| *- davon an verbundene Unternehmen* | *-11.867* | | *-6.325* | |
| | | **-12.174** | | -6.260 |
| **Finanzergebnis gesamt** | | **135.841** | | 96.334 |

In den Zinsen und ähnliche Aufwendungen ist die Auflösung des Rechnungsabgrenzungspostens in Höhe von 3.227 TEuro (siehe Textziffer 4) enthalten.

## (13) Steuern vom Einkommen und vom Ertrag

| | 2007 TEuro | 2006 TEuro |
|---|---|---|
| Körperschaftsteuer und Solidaritätszuschlag | 27.430 | 22.155 |
| Gewerbesteuer | 37.000 | 24.000 |
| Steueraufwand lfd. Jahr | 64.430 | 46.155 |
| Körperschaftsteuer und Solidaritätszuschlag | 0 | -13.055 |
| Gewerbesteuer | 0 | -8.000 |
| Erträge aus Steuern Vorjahre | 0 | -21.055 |
| | **64.430** | 25.100 |

## Sonstige Angaben

### Personalaufwand

| | | 2007 TEuro | | 2006 TEuro |
|---|---|---|---|---|
| Löhne und Gehälter | | 8.081 | | 7.781 |
| Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung | | 382 | | 398 |
| *- davon für Altersversorgung* | *382* | | *398* | |
| | | 8.463 | | 8.179 |

### Beschäftigte

Die Gesellschaft beschäftigte im Geschäftsjahr durchschnittlich vier Mitarbeiter. Die hier ausgewiesenen aktienbasierten Vergütungen sind mit dem inneren Wert bewertet.

### Deutscher Corporate Governance Kodex / Erklärung nach § 161 AktG

Die nach § 161 des Aktiengesetzes vorgeschriebene Erklärung wurde vom Vorstand und vom Aufsichtsrat abgegeben und den Aktionären dauerhaft zugänglich gemacht unter www.mtu.de.

### Honorar Abschlussprüfer

Die im Geschäftsjahr als Aufwand gebuchten Honorare des Abschlussprüfers belaufen sich auf 167 TEuro und betreffen die Prüfung des Jahres- und des Konzernabschlusses der MTU Aero Engines Holding AG.

# Angaben zu den Organen der Gesellschaft

**Mitglieder des Vorstands**

Egon Behle (ab 01.01.2008) München

Vorsitzender des Vorstands der MTU Aero Engines Holding AG, München

Udo Stark (bis 31.12.2007) München

Ehemaliger Vorsitzender des Vorstands der MTU Aero Engines Holding AG, München

**Weitere Mandate**

Bilfinger Berger AG

Cognis GmbH

Oystar Holding GmbH

Prysmian S.p.A.

Bernd Kessler (bis 31.10.2007) München

Ehemaliger Vorstand Zivile Instandhaltung der MTU Aero Engines Holding AG, München

Dr. Rainer Martens München

Vorstand Technik der MTU Aero Engines Holding AG, München

**Weitere Mandate**

Vorsitzender des Aufsichtsrats der MTU Aero Engines Polska Sp. z o.o.

Dr. Stefan Weingartner (ab 01.11.2007) München

Vorstand Zivile Instandhaltung der MTU Aero Engines Holding AG, München

**Weitere Mandate**

Vorsitzender des
Aufsichtsrates der MTU Maintenance Berlin-Brandenburg GmbH

Vorsitzender des
Aufsichtsrates der MTU Maintenance Hannover GmbH

Reiner Winkler München

Vorstand Finanzen und Personal der MTU Aero Engines Holding AG, München

**Mitglieder des Aufsichtsrats**

Klaus Eberhardt (Vorsitzender ab 01.01.2008, Aufsichtsratsmitglied ab 27.04.2007) — Düsseldorf

Vorstandsvorsitzender Rheinmetall AG, Düsseldorf

**Weitere Aufsichtsratsmandate bzw. Mandate bei vergleichbaren in- und ausländischen Kontrollgremien *von Wirtschaftsunternehmen***

Dietrich Wälzholz Familienstiftung

Eckart Wälzholz-Junius Familienstifung

Kolbenschmidt Pierburg AG

MTU Aero Engines GmbH

Nitrochemie AG

Nitrochemie Wimmis AG

Oerlikon Contraves AG

Johannes P. Huth (Vorsitzender bis 31.12.2007; Aufsichtsratsmitglied bis 31.01.2008) — London

Partner von Kohlberg Kravis Roberts & Co. Ltd., London

**Weitere Mandate**

A.T.U. Auto-Teile-Unger Holding GmbH

Deutsche Gesellschaft für Kunststoff-Recycling mbH

Der Grüne Punkt - Duales System Deutschland GmbH

KION Holding 1 GmbH

MTU Aero Engines GmbH

NXP BV

ProSiebenSat.1 Media AG

Zumtobel AG

Josef Hillreiner * (Stellvertretender Vorsitzender) — Ried

Vorsitzender des Betriebsrats der MTU Aero Engines GmbH, München

Vorsitzender des Konzern-Betriebsrats der MTU Aero Engines GmbH, München

**Weitere Mandate**

MTU Aero Engines GmbH

Harald Flassbeck * — Unterhaching

Erster Bevollmächtigter der IG Metall Verwaltungsstelle München

**Weitere Mandate**

EADS Deutschland GmbH

MAN Nutzfahrzeuge AG

MTU Aero Engines GmbH

Babette Fröhlich * — Frankfurt

Ressortleiterin beim Vorstand der IG Metall, Frankfurt

**Weitere Mandate**

KION Group GmbH

KION Holding 1 GmbH

MTU Aero Engines GmbH

Volkswagen AG

Dr.-Ing. Jürgen M. Geißinger — Herzogenaurach

Vorsitzender der Geschäftsleitung der INA-Holding Schaeffler KG, Herzogenaurach

**Weitere Mandate**

MTU Aero Engines GmbH

Louis R. Hughes | Winnetka

Chief Executive Officer der GBS Laboratories, LCC., Herndon, Virginia

**Weitere Mandate**

ABB Ltd.

AB Electrolux

Akzo Nobel N.V.

Maxager Technology

MTU Aero Engines GmbH

Sulzer AG

Michael Keller * | Aindling

Leiter Rotor/Stator und Produktionsservice der MTU Aero Engines GmbH, München

**Weitere Mandate**

MTU Aero Engines GmbH

Prof. Dr. Walter Kröll | Marburg

Ehemaliger Präsident der Helmholtz-Gemeinschaft
Deutscher Forschungszentren e.V., Bonn

**Weitere Mandate**

MTU Aero Engines GmbH

Siemens AG (bis 24.01.2008)

Wincor Nixdorf AG

Josef Mailer * | Dachau

Freigestellter Betriebsrat der MTU Aero Engines GmbH, München

Mitglied im Konzern-Betriebsrat der MTU Aero Engines GmbH, München

**Weitere Mandate**

MTU Aero Engines GmbH

Udo Stark (ab 01.02.2008) | München

Ehemaliger Vorsitzender des Vorstands der MTU Aero Engines Holding AG

**Weitere Mandate**

Bilfinger Berger AG

Cognis GmbH

MTU Aero Engines GmbH

Oystar Holding GmbH

Prysmian S.p.A.

Günter Sroka * | Dachau

Ehemaliger Vorsitzender des Konzern-Betriebsrats der MTU Aero Engines GmbH

**Weitere Mandate**

MTU Aero Engines GmbH

Prof. Dr.-Ing. Klaus Steffens | Bernried

Ehemaliger Vorsitzender der Geschäftsführung der MTU Aero Engines GmbH, München

**Weitere Mandate**

CompuGroup Holding AG

MTU Aero Engines GmbH

Tyczka Energie GmbH & Co. KGaA

Prof. Dr. Sigmar Wittig (bis 31.03.2007) | Köln

Ehemaliger Vorstandsvorsitzender des Deutschen
Zentrums für Luft- und Raumfahrt, Köln

**Weitere Mandate**

MAN Turbo AG

MTU Aero Engines GmbH

** Arbeitnehmervertreter*

## Vergütungsbericht

Der Vergütungsbericht fasst die Grundsätze zusammen, die auf die Festlegung der Vergütung des Vorstands der MTU Aero Engines Holding AG Anwendung finden, und erläutert Höhe und Struktur der Vorstandseinkommen. Außerdem werden Grundsätze und Höhe der Vergütung des Aufsichtsrats beschrieben.

Der Vergütungsbericht richtet sich nach den Empfehlungen des Deutschen Corporate Governance Kodex und beinhaltet Angaben, die nach den Erfordernissen des deutschen Handelsgesetzbuchs (HGB) beziehungsweise der International Financial Reporting Standards (IFRS) Bestandteil des Anhangs oder Lageberichts sind. Er ist somit Bestandteil des testierten Jahresabschlusses. Auf eine zusätzliche Darstellung der in diesem Bericht erläuterten Informationen im Anhang oder im Lagebericht wird daher verzichtet.

## Vergütung des Vorstands

Die Vorstandsvergütung wird vom Personalausschuss des Aufsichtsrats der MTU Aero Engines Holding AG festgelegt, dem im Geschäftsjahr 2007 der Aufsichtsratsvorsitzende Johannes Huth, der stellvertretende Aufsichtsratsvorsitzende Josef Hillreiner sowie Harald Flassbeck und Jürgen M. Geißinger angehörten.

Die Vergütung der Mitglieder des Vorstands der MTU Aero Engines Holding AG orientiert sich an der Größe und der globalen Tätigkeit des Unternehmens, seiner wirtschaftlichen und finanziellen Lage sowie an der Höhe und Struktur der Vorstandsvergütung bei vergleichbaren Unternehmen im In- und Ausland. Zusätzlich werden die Aufgaben und der Beitrag des jeweiligen Vorstandsmitglieds zum Gesamterfolg des Unternehmens sowie die Dauer der Vorstandszugehörigkeit berücksichtigt. Die Vergütung ist so bemessen, dass sie am internationalen Markt für hoch qualifizierte Führungskräfte wettbewerbsfähig ist und Anreize für erfolgreiche Arbeit bietet.

Die Vergütung des Vorstands ist leistungsorientiert; im Geschäftsjahr 2007 setzt sie sich aus den folgenden vier Komponenten zusammen:

(1) Einer festen Vergütung, die monatlich ausgezahlt wird.
(2) einem variablen Bonus, der von dem Erreichen bestimmter Geschäftsziele abhängig ist und vertraglich auf 83% bzw. 100% der festen Vergütung begrenzt ist,
(3) einer aktienbasierten Vergütung. Dabei handelt es sich um eine für die Geschäftsjahre 2005-2009 festgesetzte Vergütung eines größeren Kreises von Führungskräften im Rahmen des Matching Stock Program (MSP). Hieraus werden sogenannte Phantom Stocks über einen Zeitraum von fünf Jahren in jeweils gleichen Tranchen zugeteilt. Die Zuteilung der Phantom Stocks setzt ein langfristiges eigenes Investment in Aktien des Unternehmens durch die Teilnehmer voraus. Nach Ablauf einer Erdienungsphase (vesting period) von zwei Jahren je Tranche werden, bei Überschreitung von Ausübungshürden, Vergütungen für ausübbare Phantom Stocks gewährt (zur weiteren Erläuterung des MSP, insbesondere zu den Vertragsanpassungen im laufenden Geschäftjahr, wird auf die Erläuterungen zu den übrigen Rückstellungen (Textziffer 7) verwiesen,

(4) einer leistungsorientierten Altersversorgungszusage für die Mitglieder des Vorstands. (eine solche bestand nicht für den zum 31. Dezember 2007 ausgeschiedenen Vorstandsvorsitzenden Udo Stark).

Die Vorstandsverträge enthalten für den Fall ihrer Beendigung keine Leistungszusagen der Gesellschaft. Nur im Fall der vorzeitigen Beendigung des Dienstverhältnisses ohne Vorliegen eines wichtigen Grundes ist den Vorstandsmitgliedern eine Zahlung zugesagt worden, die der Grundvergütung für die ursprüngliche Restlaufzeit des Vertrages entspricht. In Übereinstimmung mit den Empfehlungen des Deutschen Corporate Governance Kodex sind diese Zahlungen bei dem zuletzt geschlossenen Vorstandsvertrag auf maximal zwei Jahresgrundvergütungen (Abfindungs-Cap) begrenzt worden.

Eine Zusage für Leistungen aus Anlass der vorzeitigen Beendigung der Vorstandstätigkeit infolge eines Kontrollwechsels ist in den Vorstandsverträgen nicht enthalten.

**Vergütungen 2007:**

Für das Geschäftsjahr 2007 betrugen die Barvergütung 5.859 TEuro (Vorjahr: 6.748 TEuro). Davon wurden 3.392 TEuro (Vorjahr: 3.840 TEuro) erfolgsunabhängig und 2.467 TEuro (Vorjahr: 2.908 TEuro) als erfolgsabhängige Barvergütung bezahlt. Die Gesamtvergütung lag insgesamt bei 6.751 TEuro (Vorjahr: 7.597 TEuro).

Für die einzelnen Mitglieder des Vorstands wurde folgende Vergütung für das Geschäftjahr 2007 festgesetzt (individualisierte Angaben):

## Gesamtübersicht:

| Tätige Organmitglieder (Angaben in EUR) | Barvergütung | Übrige Vergütungen***) | Leistungen für den Fall der Beendigung der Tätigkeit *****) | Geldwert aktienbasierte Vergütung****) (langfristige Anreizwirkung) | Gesamt |
|---|---|---|---|---|---|
| Udo Stark | 3.017.270,67 | 0,00 | 0,00 | 148.071,00 | 3.165.341,67 |
| Dr. Rainer Martens | 811.542,97 | 50.000,00 | 100.982,75 | 26.927,00 | 989.452,72 |
| Dr. Stefan Weingartner*) | 136.451,70 | 0,00 | 9.153,50 | 19.973,00 | 165.578,20 |
| Bernd Kessler**) | 770.250,81 | 0,00 | 177.721,55 | 68.471,00 | 1.016.443,36 |
| Reiner Winkler | 1.123.210,10 | 0,00 | 104.521,59 | 186.774,00 | 1.414.505,69 |
| **Summe** | **5.858.726,25** | **50.000,00** | **392.379,38** | **450.216,00** | **6.751.321,63** |
| Summe Vorjahr | 6.748.985,52 | 80.000,00 | 397.408,00 | 371.101,00 | 7.597.494,52 |

*) Herr Dr. Weingartner wurde mit Wirkung zum 1. November 2007 zum ordentlichen Mitglied des Vorstands der MTU Aero Engines Holding AG ernannt

**) Herr Kessler ist mit Wirkung zum 31. Oktober 2007 aus dem Vorstand der MTU Aero Engines Holding AG ausgeschieden

***) Die übrigen Vergütungen betreffen Kosten für doppelte Haushaltsführung in Höhe von 50.000 € (Vorjahr: 80.000 €)

****) Die in dieser Tabelle angegebenen Werte für die aktienbasierte Vergütung beziehen sich auf Phantom Stock Zusagen, die im Juni 2005 für die Geschäftsjahre 2005-2009 (5 Tranchen) unter Berücksichtigung der Vertragsänderungen gewährt wurden

*****) Leistungen für den Fall der Beendigung der Tätigkeit betreffen im Wesentlichen Beiträge zur Pensionsversorgung

Von den Barvergütungen wurden 2007 erfolgsunabhängig und erfolgsbezogen gewährt:

| | Barvergütung | | | |
|---|---|---|---|---|
| **Tätige Organmitglieder** (Angaben in EUR) | **Gehalt** (erfolgsunabhängig) | **Sonstiges ***)** (erfolgsunabhängig) | **Jahresbonus** (erfolgbezogen) | **Gesamt** |
| Udo Stark | 1.250.000,00 | 517.270,67 | 1.250.000,00 | 3.017.270,67 |
| Dr. Rainer Martens | 400.000,00 | 11.542,97 | 400.000,00 | 811.542,97 |
| Dr. Stefan Weingartner*) | 66.668,00 | 3.116,70 | 66.667,00 | 136.451,70 |
| Bernd Kessler**) | 500.000,00 | 20.250,81 | 250.000,00 | 770.250,81 |
| Reiner Winkler | 600.000,00 | 23.210,10 | 500.000,00 | 1.123.210,10 |
| **Summe** | **2.816.668,00** | **575.391,25** | **2.466.667,00** | **5.858.726,25** |
| Summe Vorjahr | 3.183.339,00 | 657.313,19 | 2.908.333,33 | 6.748.985,52 |

*) Herr Dr. Weingartner wurde mit Wirkung zum 1. November 2007 zum ordentlichen Mitglied des Vorstands der MTU Aero Engines Holding AG ernannt.

**) Herr Kessler ist mit Wirkung zum 31. Oktober 2007 aus dem Vorstand der MTU Aero Engines Holding AG ausgeschieden.

***) Die Sonstigen Vergütungen beinhalten die Entgeltumwandlung von Bezügen in Versicherungspramien in Höhe von 500.000,00 € (Vorjahr: 500.000,00 €), sowie geldwerte Vorteile aus der Überlassung von Dienstfahrzeugen in Höhe von 68.705,41 € (Vorjahr: 102.918,81€) und für den Vorstand abgeschlossene Unfallversicherungen in Höhe von 6.885,84 € (Vorjahr: 9.157,07 €). Im Vorjahreswert sind Wohnungs- und Umzugskosten enthalten, die im laufenden Geschäftsjahr nicht mehr angefallen sind.

## Gebildete Rückstellungen für laufende Pensionen und Anwartschaften auf Pensionen für ehemalige Vorstände

Der Teilwert der Pensionsverpflichtungen hat sich wie folgt entwickelt:

| | Gebildete Rückstellungen für Pensionen und Anwartschaften | |
|---|---|---|
| **Frühere Organmitglieder** (Angaben in EUR) | **Stand 31.12.** | **Stand 1.1. *)** |
| Prof. Dr.-Ing. Klaus Steffens | 1.912.333,00 | 1.827.367,00 |
| Dr. Michael Süß | 897.739,00 | 854.095,00 |
| Bernd Kessler | 349.819,00 | 357.340,00 |
| **Summe** | **3.159.891,00** | **3.038.802,00** |

*) Vorjahr zu Vergleichszwecken an Teilwert angepasst

## Aktienbasierte Vergütung

Die Stückzahl wie auch die Werte der aktienbasierten Einkommenskomponenten aus dem Matching Stock Program (MSP) ergeben sich aus der nachfolgenden Tabelle. Der Geldwert der Phantom Stocks wurde dabei nach dem Black-Scholes-Preismodell bestimmt.

Die bilanzielle Bewertung der dem Vorstand im Rahmen des Matching Stock Program gewährten Phantom Stocks richtet sich nach dem beizulegenden Zeitwert zum Zeitpunkt ihrer Gewährung unter Berücksichtigung der speziellen Ausübungsbedingungen. Änderungen der Vertragsbedingungen, zu denen die Eigenkapitalinstrumente gewährt wurden, sind ebenfalls aufwandswirksam zu berücksichtigen.

Bis zum 31. Dezember 2007 wurden dem Vorstand aus dem Matching Stock Program insgesamt 636.000 Phantom Stocks gewährt. Davon waren 314.592 (Vorjahr: 636.000) Phantom Stocks noch nicht ausübbar. Das sind 23,6% (Vorjahr: 30,4%) der insgesamt von Führungskräften des Unternehmens noch nicht ausübbaren Phantom Stocks. Im Einzelnen ergibt sich die folgende Entwicklung:

| Tätige Organmitglieder | Gewährte Phantom Stocks | | | Zugeteilte Phantom Stocks | | | Ausgeübte Phantom Stocks | Verwirkte Phantom Stocks | Am Ende des Geschäftsjahres noch nicht ausübbare Phantom Stocks | | Geldwert****) | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Stand am 01.01.2007 | Zugang in 2007 | Stand am 31.12.2007 | Stand am 01.01.2007 | Zugang in 2007 | Stand am 31.12.2007 | Phantom Stocks 2007 | Phantom Stocks 2007 | Stand am 31.12.2007 | Stand am 31.12.2007 | beizulegender Zeitwert | durchschn. Ausübungspreis |
| (Angaben in Stück bzw. EUR) | Stück | Stück | Stück | Stück | Stück | Stück | Stück | Stück | Stück | Monate | € | € |
| **Udo Stark** | | | | | | | | | | | | |
| Phantom Stock Tranche 1 v. 6.6.2005 | 35 712 | | 35 712 | 35 712 | | 35 712 | -35 712 | | 0 | | | 21,67 |
| Phantom Stock Tranche 2 v. 6.6.2006 | 35 712 | | 35 712 | 35 712 | | 35 712 | | | 35.712 | 5 | | 28,97 |
| Phantom Stock Tranche 3 v. 6.6.2007 | 35 712 | | 35 712 | | 35 712 | 35 712 | | | 35 712 | 17 | | 46,24 |
| Phantom Stock Tranche 4 v. 6.6.2008 | 35 712 | | 35 712 | | | 0 | | -35 712 | 0 | 29 | | |
| Phantom Stock Tranche 5 v. 6.6.2009 | 35 712 | | 35 712 | | | 0 | | -35 712 | 0 | 41 | | |
| Stand am 31. Dezember | 178.560 | | 178.560 | 71.424 | 35.712 | 107.136 | -35.712 | -71.424 | 71.424 | | 148.071 | 32,29 |
| **Dr. Rainer Martens** | | | | | | | | | | | | |
| Phantom Stock Tranche 1 v. 6.6.2005 | | | | | | 0 | | | 0 | | | 21,67 |
| Phantom Stock Tranche 2 v. 6.6.2006 | 7 224 | | 7 224 | 7 224 | | 7 224 | | | 7.224 | 5 | | 28,97 |
| Phantom Stock Tranche 3 v. 6.6.2007 | 7 224 | | 7 224 | | 7 224 | 7 224 | | | 7.224 | 17 | | 46,24 |
| Phantom Stock Tranche 4 v. 6.6.2008 | 7 224 | | 7 224 | | | 0 | | | 7 224 | 29 | | |
| Phantom Stock Tranche 5 v. 6.6.2009 | 7 224 | | 7 224 | | | 0 | | | 7.224 | 41 | | |
| Stand am 31. Dezember | 28.896 | | 28.896 | 7.224 | 7.224 | 14.448 | | | 28.896 | | 26.927 | 32,29 |
| **Dr. Stefan Weingartner*)** | | | | | | | | | | | | |
| Phantom Stock Tranche 1 v. 6.6.2005 | | | 0 | 0 | | 0 | 0 | | 0 | | | 21,67 |
| Phantom Stock Tranche 2 v. 6.6.2006 | | | 0 | 0 | | 0 | | | 0 | 5 | | 28,97 |
| Phantom Stock Tranche 3 v. 6.6.2007 | | | 0 | | 0 | 0 | | | 0 | 17 | | 46,24 |
| Phantom Stock Tranche 4 v. 6.6.2008 | | 35 712 | 35 712 | | | 0 | | | 35 712 | 29 | | |
| Phantom Stock Tranche 5 v. 6.6.2009 | | 35.712 | 35 712 | | | 0 | | | 35 712 | 41 | | |
| Stand am 31. Dezember | 0 | 71.424 | 71.424 | 0 | 0 | 0 | 0 | | 71.424 | | 19.973 | 32,29 |
| **Bernd Kessler**)** | | | | | | | | | | | | |
| Phantom Stock Tranche 1 v. 6.6.2005 | 35 712 | | 35 712 | 35 712 | | 35 712 | -35 712 | | 0 | | | 21,67 |
| Phantom Stock Tranche 2 v. 6.6.2006 | 35 712 | | 35 712 | 35 712 | | 35 712 | | -35 712 | 0 | 5 | | n.a. |
| Phantom Stock Tranche 3 v. 6.6.2007 | 35 712 | | 35 712 | | 35 712 | 35 712 | | -35 712 | 0 | 17 | | n.a. |
| Phantom Stock Tranche 4 v. 6.6.2008 | 35 712 | | 35 712 | | | 0 | | -35 712 | 0 | 29 | | |
| Phantom Stock Tranche 5 v. 6.6.2009 | 35 712 | | 35 712 | | | 0 | | -35 712 | 0 | 41 | | |
| Stand am 31. Dezember | 178.560 | | 178.560 | 71.424 | 35.712 | 107.136 | -35.712 | -142.848 | 0 | | 69.471 | 21,67 |
| **Reiner Winkler** | | | | | | | | | | | | |
| Phantom Stock Tranche 1 v. 6.6.2005 | 35 712 | | 35 712 | 35 712 | | 35 712 | -35 712 | | 0 | | | 21,67 |
| Phantom Stock Tranche 2 v. 6.6.2006 | 35 712 | | 35 712 | 35 712 | | 35 712 | | | 35.712 | 5 | | 28,97 |
| Phantom Stock Tranche 3 v. 6.6.2007 | 35 712 | | 35 712 | | 35 712 | 35 712 | | | 35.712 | 17 | | 46,24 |
| Phantom Stock Tranche 4 v. 6.6.2008 | 35 712 | | 35 712 | | | 0 | | | 35 712 | 29 | | |
| Phantom Stock Tranche 5 v. 6.6.2009 | 35 712 | | 35 712 | | | 0 | | | 35.712 | 41 | | |
| Stand am 31. Dezember | 178.560 | | 178.560 | 71.424 | 35.712 | 107.136 | -35.712 | | 142.848 | | 186.774 | 32,29 |
| **Summe Stand am 31. Dezember** | 564.576 | 71.424 | 636.000 | 221.496 | 114.360 | 335.856 | -107.136 | -214.272 | 314.592 | | 450.216 | 30,17 |

*) Herr Dr. Weingartner wurde mit Wirkung zum 1. November 2007 zum ordentlichen Mitglied des Vorstands der MTU Aero Engines Holding AG ernannt. Die Tranchen aus den Jahren 2008-[illegible] wurden vor Vorstandsbestellung erworben. Die Ausübung erfolgt hingegen als Vorstandsmitglied.

**) Herr Kessler ist mit Wirkung zum 31. Oktober 2007 aus dem Vorstand der MTU Aero Engines Holding AG ausgeschieden.

***) Im Rahmen des Matching Stock Program wurden jedem Vorstandsmitglied über eine Laufzeit von fünf Jahren insgesamt 178.560 Phantom Stocks gewährt. Die Zuteilung erfolgt gleichmäßig über die Jahre 2005-2009. Die zugeteilten Tranchen sind nach einem zweijährigen Erdienungszeitraum von 2 Jahren in der Zeit vom 6. Juni 2007 bis 6. Juni 2011 zu den im Matching Stock Program festen Bedingungen ausübbar. Dies war erstmalig in 2007 für die in 2005 zugeteilte Tranche der Fall.

****) nach Vertragsanpassung

## Sonstiges

Mitglieder des Vorstands erhielten vom Unternehmen keine Kredite.

## Vergütung des Aufsichtsrats

Die Vergütung des Aufsichtsrats ist in der Satzung der MTU Aero Engines Holding AG geregelt.

Die Aufsichtsratsvergütung orientiert sich an der Größe des Unternehmens sowie an den Aufgaben und der Verantwortung der Aufsichtsratsmitglieder. Die Mitglieder des Aufsichtsrats erhalten eine feste Vergütung. Vorsitz, stellvertretender Vorsitz sowie Vorsitz und Mitgliedschaft im Prüfungs- und Personalausschuss werden zusätzlich vergütet.

Nach § 12 der Satzung der MTU Aero Engines Holding AG erhalten Mitglieder des Aufsichtsrats jährlich eine feste, nach Ablauf des Geschäftsjahres zahlbare Vergütung in Höhe von 30.000 €. Der Vorsitzende des Aufsichtsrats erhält das Dreifache, der Stellvertreter das Eineinhalbfache der festen Vergütung. Die Vorsitzenden der Ausschüsse (Prüfungs- und Personalausschuss) erhalten jeweils weitere 10.000 €, die übrigen Mitglieder dieser Ausschüsse jeweils zusätzlich 5.000 € feste Vergütung. Ferner erhalten die Mitglieder des Aufsichtsrats für Sitzungen des Aufsichtsrats und seiner Ausschüsse ein Sitzungsgeld in Höhe von 3.000 € pro Sitzung, jedoch höchstens 3.000 € pro Tag. Auslagen, die im Zusammenhang mit der Ausübung des Mandats entstehen, sowie die auf Bezüge entfallende Umsatzsteuer werden ersetzt.

Den Mitgliedern des Aufsichtsrats wurde folgende Vergütung für das Geschäftjahr 2007 gewährt (individualisierte Angaben):

| **Aufsichtsratsmitglieder** (Angaben in EUR) | **Vergütung 2007 *)** | **Vergütung 2006*)** |
|---|---|---|
| Johannes P. Huth (Vorsitzender Aufsichtsrat und Vorsitzender Personalausschuss bis 31.12.2007) ** | 123.000,00 | 120.000,00 |
| Josef Hillreiner (Stellvertretender Vorsitzender) **) ***) | 76.000,00 | 45.000,00 |
| Louis R. Hughes (Vorsitzender Prüfungsausschuss) | 55.000,00 | 52.000,00 |
| Harald Flassbeck **) | 53.000,00 | 50.000,00 |
| Dr.-Ing. Jürgen M. Geißinger **) | 53.000,00 | 47.000,00 |
| Babette Fröhlich ***) | 56.000,00 | 53.000,00 |
| Klaus Eberhardt (Eintritt mit Wirkung zum 27. April 2007) | 37.500,00 | 0,00 |
| Günter Sroka | 48.000,00 | 73.000,00 |
| Michael Keller | 48.000,00 | 45.000,00 |
| Prof. Dr. Walter Kröll | 48.000,00 | 45.000,00 |
| Josef Mailer | 48.000,00 | 45.000,00 |
| Prof. Dr.-Ing. Klaus Steffens | 48.000,00 | 45.000,00 |
| Prof. Dr. Sigmar Wittig (ausgeschieden mit Wirkung zum 31. März 2007) | 10.500,00 | 42.000,00 |
| **Summe** | **704.000,00** | **662.000,00** |

*) Angaben ohne Auslands- und Umsatzsteuer
**) Mitglied Personalausschuss
***) Mitglied Prüfungsausschuss

Die Mitglieder des Aufsichtsrats erhalten keine aktienbasierten Vergütungen.

## Haftungsverhältnisse

Die hundertprozentige Tochtergesellschaft „MTU Aero Engines Finance B.V., Amsterdam, Niederlande", hat am 23. Januar 2007 mit Wirkung zum 1. Februar 2007 eine Wandelschuldverschreibung in Höhe von nominal 180.000.000 € unter der Garantie der MTU Aero Engines Holding AG begeben. Die Wandelschuldverschreibung wurde mit einer Stückelung zu je 100.000 € und einer Laufzeit bis zum 1. Februar 2012 emittiert.

Die Anleihe ist mit einem Wandlungsrecht in nennwertlose Stückaktien der MTU Aero Engines Holding AG ausgestattet, das nach Ermessen des jeweiligen Inhabers ab dem 13. März 2007 bis zum 18. Januar 2012 gemäß den „Anleihebedingungen" zu einem bei Ausgabe festgelegten Wandlungskurs in Höhe von 49,50 € (vor etwaiger Verwässerung des Grundkapitals durch Kapitalerhöhung aufgrund Umwandlung der Kapitalrücklage oder Gewinnrücklagen, Aktiensplitt oder Zusammenlegung von Aktien und Kapitalherabsetzung sowie Kontrolländerung) ausgeübt werden kann. Der Zinskupon beträgt 2,75 % p.a. und ist jährlich, erstmals am 1. Februar 2008, fällig. Ab dem 15. Februar 2010 ist die MTU Aero Engines Holding AG infolge der Kursentwicklung der Aktien – mit einer entsprechenden Ankündigungsfrist - berechtigt, gemäß den Anleihebedingungen die Wandelschuldverschreibung vorzeitig zum Nennbetrag zuzüglich der darauf bis zum Tag der Rückzahlung aufgelaufenen Zinsen zurückzuzahlen. Des Weiteren ist die MTU Aero Engines Holding AG berechtigt, noch ausstehende Wandelschuldverschreibungen insgesamt zu kündigen und vorzeitig zum Nennbetrag zuzüglich der darauf bis zum Tag der Rückzahlung aufgelaufenen Zinsen zurückzuzahlen, falls der Gesamtnennbetrag der ausstehenden Wandelschuldverschreibungen zu irgend einem Zeitpunkt unter 10% des Gesamtnennbetrags der ursprünglich begebenen Schuldverschreibungen fällt.

Zum Zeitpunkt der Begebung der Wandelschuldverschreibung würden den eingeräumten Wandlungsrechten rund 3,6 Mio. nennwertlose Stückaktien aus dem bedingten Kapital entsprechen. Die Ausübung dieser Wandlungsrechte hätte im laufenden Geschäftsjahr zu einem reduzierten Ertrag von 0,12 € pro Aktie geführt.

## Mitteilungspflichten gemäß § 160 Abs. 1 Nr. 8 AktG sowie § 21 Abs. 1 WpHG in Verbindung mit § 25 WpHG

Folgende Gesellschaften haben uns nach § 21 Abs. 1 WpHG in Verbindung mit § 25 WpHG mitgeteilt, dass ihre Stimmrechtsanteile an unserer Gesellschaft jeweils die Schwellen von 5% bzw. 3% über- oder unterschritten haben:

### Überschreitung von 5% Stimmrechtsanteil:

Die Firma MTU Aero Engines Holding AG, ISIN DE000A0D9PT0, hat uns gem. §§ 21 Abs. 1 Satz 1, 26 Abs. 1 Satz 2 WpHG mitgeteilt, dass sie am 14.8.2007 die Schwelle von 5 % an ihren eigenen Aktien überschritten hat und nunmehr 5,05798 % (entspricht 2.781.891 Stimmrechten) eigene Aktien hält. Die Schwelle von 3 % war bereits bei Inkrafttreten des Transparenzrichtlinie-Umsetzungsgesetzes überschritten.

**Unterschreitung von 5% Stimmrechtsanteil:**

Die Fidelity International, Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, Großbritannien, hat uns gem. § 21 Abs. 1 WpHG mit Schreiben vom 20. April 2007 mitgeteilt, dass der Stimmrechtsanteil der FMR Corp., 82 Devonshire Street, Boston, Massachusetts 02109, USA, an der MTU Aero Engines Holding AG, München, Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT am 18. April 2007 die Schwelle von 5 % der Stimmrechte unterschritten hat und nunmehr 4,15 % (das entspricht 2280050 Stimmrechten) beträgt. Die Stimmrechte werden der FMR Corp. gemäß § 22 Abs. 1 Satz 1 Nr. 6 WpHG zugerechnet.

Die Firma Schroders plc mit Sitz in London, England, hat uns mit Schreiben vom 25. Oktober 2007 folgendes mitgeteilt: "Wir weisen darauf hin, dass Schroders plc die Muttergesellschaft von Schroders Administration Limited ist und diese wiederum die Muttergesellschaft von Schroders Investment Management Limited. Wir, Schroders plc, teilen Ihnen hiermit gemäß § 21 Abs. 1 WpHG mit, dass unser Stimmrechtsanteil an MTU Aero Engines Holding AG, (Dachauer Straße 665, 80995 München, Deutschland) am 15. Oktober 2007 die Schwelle von 5 % der Stimmrechte unterschritten hat und nunmehr 4,931 % (entsprechend 2.711.829 von insgesamt 55.000.000 Aktien) beträgt. Gemäß WpHG, § 22 Abs. 1 Satz 1 Nr. 6 und Satz 2 und 3 ist dieser Stimmrechtsanteil in vollem Umfang Schroders plc. zuzurechnen. Wir, Schroders Administration Limited, teilen Ihnen hiermit gemäß § 21 Abs. 1 WpHG mit, dass unser Stimmrechtsanteil an MTU Aero Engines Holding AG, (Dachauer Straße 665, 80995 München, Deutschland) am 15. Oktober 2007 die Schwelle von 5 % der Stimmrechte unterschritten hat und nunmehr 4,931 % (entsprechend 2.711.829 von insgesamt 55.000.000 Aktien) beträgt. Gemäß WpHG, § 22 Abs. 1 Satz 1 Nr. 6 und Satz 2 und 3 ist dieser Stimmrechtsanteil in vollem Umfang Schroders Adminstration Limited zuzurechnen. Wir, Schroders Investment Management Ltd., teilen Ihnen hiermit gemäß § 21 Abs. 1 WpHG mit, dass unser Stimmrechtsanteil an MTU Aero Engines Holding AG, (Dachauer Straße 665, 80995 München, Deutschland) am 15. Oktober 2007 die Schwelle von 5 % der Stimmrechte unterschritten hat und nunmehr 4,931 % (entsprechend 2.711.829 von insgesamt 55.000.000 Aktien) beträgt. Gemäß WpHG, § 22 Abs. 1 Satz 1 Nr. 6 und Satz 2 und 3 ist dieser Stimmrechtsanteil in vollem Umfang Schroders Investment Management Ltd. zuzurechnen.

**Unterschreitung 3 % Stimmrechtsanteil:**

Die Fidelity International Limited, Hamilton HMCX, Bermuda, hat uns mit Schreiben vom 06. November 2007 folgendes mitgeteilt: 'Hiermit teilen wir Ihnen gemäß § 21 (1) WpHG mit, dass der Stimmrechtsanteil der Fidelity International Limited an der MTU Aero Engines, Dachauer Strasse 665, 80995 Munich, Deutschland, am 02. November 2007 die Schwelle von 3 % unterschritten hat und nun 2,09 % (1.147.679 Anteile) beträgt. Die Stimmrechte werden der Fidelity International Limited gemäß § 22 (1) 1 Nr. 6 WpHG zugerechnet.'

Die JPMorgan Asset Management Holdings Inc., New York, USA, hat uns mit Schreiben vom 28. November 2007 mitgeteilt: Wir, JPMorgan Asset Management Holdings Inc., teilen Ihnen hiermit gemäß § 21 Abs. 1 WpHG mit, dass unser Stimmrechtsanteil an MTU Aero Engines Holding AG, (Dachauer Straße 665, 80995 München, Deutschland) am 23. November 2007 die Schwelle von 3 % der Stimmrechte unterschritten hat und nunmehr 2,85 % (entsprechend 1.567.396 Aktien) bezogen auf die Gesamtanzahl der stimmberechtigten Aktien beträgt. Gemäß WpHG, § 22 Abs. 1 Satz 1 Nr. 6 in Verbindung mit Satz 2 ist der Stimmrechtsanteil JPMorgan Asset Management Holdings Inc. zuzurechnen.

Die JPMorgan Asset Management UK Limited, London, United Kingdom, hat uns mit Schreiben vom 28. November 2007 mitgeteilt: Wir, JPMorgan Asset Management UK Limited, teilen Ihnen hiermit gemäß § 21 Abs. 1 WpHG mit, dass unser Stimmrechtsanteil an MTU Aero Engines Holding AG, (Dachauer Straße 665, 80995 München, Deutschland) am 23. November 2007 die Schwelle von 3 % der Stimmrechte unterschritten hat und nunmehr 2,83 % (entsprechend 1.557.416 Aktien) bezogen auf die Gesamtanzahl der stimmberechtigten Aktien beträgt. Gemäß WpHG, § 22 Abs. 1, Satz 1 Nr. 6 ist der Stimmrechtsanteil JPMorgan Asset Management UK Limited zuzurechnen.

Die JPMorgan Chase & Co., New York, USA, hat uns mit Schreiben vom 28. November 2007 mitgeteilt: Wir, JPMorgan Chase & Co., teilen Ihnen hiermit gemäß § 21 Abs. 1 WpHG mit, dass unser Stimmrechtsanteil an MTU Aero Engines Holding AG, (Dachauer Straße 665, 80995 München, Deutschland) am 23. November 2007 die Schwelle von 3 % der Stimmrechte unterschritten hat und nunmehr 2,85 % (entsprechend 1.567.539 Aktien) bezogen auf die Gesamtanzahl der stimmberechtigten Aktien beträgt. Gemäß WpHG, § 22 Abs. 1 Satz 1 Nr. 6 in Verbindung mit Satz 2 ist ein Stimmrechtsanteil von 2,85 % entsprechend 1.567.396 stimmberechtigten Aktien JPMorgan Chase & Co. zuzurechnen und gemäß § 22 Abs. 1 Satz 1, Nr. 1 ist ein Stimmrechtsanteil von 0,0003 % entsprechend 143 Aktien ebenfalls JPMorgan Chase & Co zuzurechnen.

Die Threadneedle Asset Management Limited mit Sitz in London, United Kingdom, hat uns gemäß § 21 Abs. 1 WpHG mit Schreiben vom 7. September 2007 folgendes mitgeteilt: "Die nachstehenden Angaben erfolgen im Namen der Threadneedle Investment Services Limited, mit eingetragenem Geschäftssitz in 60 St. Mary Axe, London EC3A 8JQ, United Kingdom. Wir teilen Ihnen mit, dass der Stimmrechtsanteil von Threadneedle Investment Services Limited (TISL) an MTU Aero Engines Holdings AG an den nachstehenden Daten die Schwelle von 3 % der stimmberechtigten Aktien über- bzw. unterschritten hat.

31.01.2007 unter 3 %, 1.589.846 Aktien, 2,891 % der Stimmrechte
07.02.2007 über 3 %, 1.654.846 Aktien, 3,009 % der Stimmrechte
12.02.2007 unter 3 %, 1.604.846 Aktien, 2,918 % der Stimmrechte
27.03.2007 über 3 %, 1.759.713 Aktien, 3,199 % der Stimmrechte
20.08.2007 unter 3 %, 1.363.739 Aktien, 2,480 % der Stimmrechte

Die Stimmrechte der Threadneedle Investment Services Limited gemäß den obigen Angaben sind gemäß WpHG, § 22 Abs. 1 Satz 1 Nr. 6 in vollem Umfang Threadneedle Investment Services Limited zuzurechnen.

Die Threadneedle Asset Management Limited mit Sitz in London, United Kingdom, hat uns mit Schreiben vom 18. Oktober 2007 folgendes mitgeteilt: 'Die nachstehenden Angaben erfolgen im Namen von Threadneedle Asset Management Limited und Threadneedle Asset Management Holdings Limited, beide mit eingetragenem Geschäftssitz in 60 St. Mary Axe, London EC3A 8JQ, United Kingdom, und im Namen von Ameriprise Financial, Inc., 200 Ameriprise Financial Center, Minneapolis, MN 55474, USA. Ameriprise Financial Inc. ist die Muttergesellschaft von Threadneedle Asset Management Holdings Limited, die wiederum Muttergesellschaft von Threadneedle Asset Management Limited ist. Wir teilen Ihnen mit, dass der Stimmrechtsanteil der genannten Unternehmen an MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München, Deutschland, am 16. Oktober 2007 die Schwelle von 3 % der stimmberechtigten Aktien unterschritten hat. Der Stimmrechtsanteil von Threadneedle Asset Management Limited an MTU Aero Engines Holding AG betrug am 16. Oktober 2007 2,909 % (entsprechend 1.600.027 Aktien). Diese Stimmrechte sind gemäß WpHG, § 22 Abs. 1 Satz 1 Nr. 6 in vollem Umfang Threadneedle Asset Management Limited zuzurechnen. Der Stimmrechtsanteil von Threadneedle Asset Management Holdings Limited an MTU Aero Engines Holding AG betrug am 16. Oktober 2007 to 2,909 % (1.600.027 Aktien). Diese Stimmrechte sind gemäß WpHG, § 22, Abs. 1, Satz 1, Nr. 6 sowie Satz 2 und 3 in vollem Umfang Threadneedle Asset Management Holdings Limited zuzurechnen. Der Stimmrechtsanteil von Ameriprise Financial, Inc. an MTU Aero Engines Holding AG betrug am 16. Oktober 2007 2,927 % (1.609.781 Aktien). Diese Stimmrechte sind gemäß WpHG, § 22 Abs. 1 Satz 1 Nr. 6 sowie Satz 2 und 3 in vollem Umfang Ameriprise Financial, Inc. zuzurechnen.

Die Firma UBS AG mit Sitz in Zürich, Schweiz, hat uns mit Schreiben vom 21. Dezember 2007 folgendes mitgeteilt: Hiermit teilen wir Ihnen gemäß § 21 Abs. 1 WpHG mit, dass unser Stimmrechtsanteil an der MTU Aero Engines Holding AG (ISIN:DE000A0D9PT0), Dachauer Straße 665, 80995 München am 18. Dezember 2007 die Schwelle von 3 % unterschritten hat und nun 2,07 % (1.139.844 Stimmrechtsaktien) beträgt.

## Anteilsbesitzliste

| Name und Sitz der Gesellschaft | Kapital-anteil in % 31.12.2007 | Eigen-kapital in TEuro 31.12.2007 | Ergebnis in TEuro 2007 |
|---|---|---|---|
| *I. ANTEILE AN TOCHTERUNTERNEHMEN* | | | |
| 1 **MTU Aero Engines GmbH,** München | 100,00 | 720.654 | 0 [2] |
| 2 **MTU Maintenance Berlin-Brandenburg GmbH,** Ludwigsfelde | 100,00 | 88.595 | -2.930 |
| 3 **MTU Maintenance Hannover GmbH,** Langenhagen | 100,00 | 65.470 | 0 [2] |
| 4 **MTU Aero Engines North America Inc.,** Rocky Hill, USA | 100,00 | -3.465 [3] | 1.295 [4] |
| 5 **MTU Maintenance Canada Ltd.,** Richmond, Kanada | 100,00 | -4.349 [3] | -497 [4] |
| 6 **RSZ Beteiligungs- und Verwaltungs GmbH,** München | 100,00 | 13.432 | -1 |
| 7 **MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH,** München | 100,00 | 26 | 0 [2] |
| 8 **MTU München Unterstützungskasse GmbH,** München | 100,00 | 10.870 | 0 |
| 9 **Vericor Power Systems L.L.C.,** Atlanta, USA *) | 100,00 | 14.693 [3] | 4.483 [4] |
| 10 **MTU Aero Engines Finance B.V.** Amsterdam, Niederlande | 100,00 | 1.888 | 88 |
| 11 **MTU Aero Engines Polska Sp z o.o.** Rzeszow, Polen | 100,00 | 5.580 | 0 |
| *II. ANTEILE AN ASSOZIIERTEN UNTERNEHMEN* | | | |
| 12 **Turbo Union Ltd.,** Bristol, Großbritannien | 39,98 | 288 [1] | 116 [1] |
| 13 **EUROJET Turbo GmbH,** Hallbergmoos | 33,00 | 1.841 [1] | 740 [1] |
| 14 **EPI Europrop International GmbH,** München | 28,00 | 525 [1] | 460 [1] |
| 15 **MTU Turbomeca Rolls-Royce GmbH,** Hallbergmoos | 33,33 | 115 [1] | 77 [1] |
| 16 **MTU Turbomeca Rolls-Royce ITP GmbH,** Hallbergmoos | 25,00 | 101 [1] | 74 [1] |

| Name und Sitz der Gesellschaft | Kapital-anteil in % 31.12.2007 | Eigen-kapital in TEuro 31.12.2007 | Ergebnis in TEuro 2007 |
|---|---|---|---|
| *III. BETEILIGUNGEN AN JOINT VENTURES* | | | |
| 17 **Airfoil Services Sdn. Bhd.,** Shah Alam, Malaysia | 50,00 | 3.212 1/3) | 162 1/4) |
| 18 **MTU Maintenance Zhuhai Co. Ltd.,** Zhuhai, China | 50,00 | 48.485 3) | 13.759 4) |
| 19 **Ceramic Coating Center S.A.S.,** Paris, Frankreich | 50,00 | 25 1) | 903 1) |
| 20 **Pratt & Whitney Canada Customer Service Centre Europe GmbH** Ludwigsfelde *) | 50,00 | 4.153 | -6.072 |
| 21 **Pratt & Whitney Canada CSC (Africa) (PTY.) Ltd.,** Lanseria, Südafrika *) | 50,00 | 2.467 3) | 33 4) |
| *IV. SONSTIGE ANTEILE* | | | |
| 22 **IAE International Aero Engines AG** Zürich, Schweiz | 12,10 | 30.307 1/3) | 2.797 1/4) |

1) Vorjahreszahlen, keine aktuellen Zahlen vorhanden.
2) Ergebnis wurde aufgrund eines Ergebnisabführungsvertrages übernommen.
3) Umrechnung ist zum Stichtagskurs 31.12.2007 (bzw. 31.12.2006) erfolgt.
4) Umrechnung ist mit dem Jahresdurchschnittkurs 2007 (bzw. 2006) erfolgt.
5) Es lagen keine Daten vor.
*) Mittelbare Beteiligung, Anteile durchgerechnet

## (14) Vorschlag zur Gewinnverwendung

Der Jahresüberschuss des nach handelsrechtlichen Vorschriften (HGB) aufgestellten Jahresabschlusses der MTU Aero Engines Holding AG beträgt 65.407 TEuro. Nach Einstellung von 18.372 TEuro in die Gewinnrücklagen verbleibt, unter Berücksichtigung eines Gewinnvortrags in Höhe von 143 TEuro, ein Bilanzgewinn von 47.178 TEuro. Vorstand und Aufsichtsrat werden der Hauptversammlung am 30. April 2008 vorschlagen, diesen Bilanzgewinn für die Ausschüttung einer Dividende in Höhe von 0,93 € je Stückaktie auf die dividendenberechtigten Aktien zu verwenden.

Die Auszahlung der Dividende erfolgt am 2. Mai 2008.

## Versicherung der gesetzlichen Vertreter

Wir versichern nach bestem Wissen, dass gemäß den anzuwendenden Rechnungslegungsgrundsätzen der Jahresabschluss ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Unternehmens vermittelt und im Lagebericht der Geschäftsverlauf einschließlich des Geschäftsergebnisses und die Lage des Unternehmens so dargestellt sind, dass ein den tatsächlichen Verhältnissen entsprechendes Bild vermittelt wird, sowie die wesentlichen Chancen und Risiken der voraussichtlichen Entwicklung des Unternehmens beschrieben sind.

München, den 25. Februar 2008

| **Egon Behle** | **Dr. Rainer Martens** | **Dr. Stefan Weingartner** | **Reiner Winkler** |
|---|---|---|---|
| Vorsitzender des Vorstands | Vorstand Technik | Vorstand Zivile Instandhaltung | Vorstand Finanzen und Personal |

## Lagebericht der MTU Aero Engines Holding AG für das Geschäftsjahr 2007

### 1. Geschäftstätigkeit

Die MTU Aero Engines Holding AG (im Folgenden „MTU“ oder „Gesellschaft“ genannt) und ihre Tochterunternehmen zählen zu den weltweit größten Herstellern von Triebwerksmodulen und -komponenten und sind der führende unabhängige Anbieter von Instandhaltungsdienstleistungen für zivile Flugtriebwerke. Das Geschäft der Gesellschaft bzw. deren Tochterunternehmen erstreckt sich auf die gesamte Laufzeit eines Triebwerksprogramms – von der Entwicklung über die Konstruktion, die Erprobung und die Fertigung von neuen zivilen und militärischen Triebwerken und Ersatzteilen bis hin zu Instandhaltungsdienstleistungen für zivile und militärische Triebwerke.

Die Tätigkeit der MTU Aero Engines Holding AG erstreckt sich auf die Leitung der MTU-Gruppe. Das operative Geschäft betreiben die MTU Aero Engines GmbH und deren Tochtergesellschaften, an der die MTU Aero Engines Holding sämtliche Anteile hält. Die Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Holding AG wird fast vollständig durch das operative Triebwerksgeschäft bestimmt. Wesentliche Geschäftsgrundlage hierfür ist eine Kette von Gewinnabführungsverträgen mit den inländischen Konzerngesellschaften sowie der Dienstleistungsvertrag mit der MTU Aero Engines GmbH.

### 2. Rückkauf von Aktien

Die Hauptversammlung der MTU Aero Engines Holding AG hat den Vorstand am 12. Mai 2006 ermächtigt, über die Börse eigene Aktien bis zu insgesamt 10% des bei der Beschlussfassung bestehenden Grundkapitals der Gesellschaft zu erwerben und ohne weiteren Beschluss der Hauptversammlung einzuziehen. Die Ermächtigung für den Rückkauf gilt bis zum 11. November 2007.

In Ausübung der Ermächtigung hat der Vorstand der MTU Aero Engines Holding AG beschlossen, Aktien über die Börse zurück zu kaufen. Bis zum 31. Dezember 2007 wurden insgesamt 4.383.022 Aktien, d.h. 8% des Grundkapitals, zu einem durchschnittlichen Kurs von 36,61 € erworben,

Der Erwerb erfolgte zur Ausgabe von Aktien im Rahmen der vertraglichen Wandlungsverpflichtungen aus der Wandelschuldverschreibung sowie zum Erwerb von Aktien im Rahmen des Matching Stock Program. Im Rahmen der Ausübung der ersten Tranche aus dem Matching Stock Program wurden daher im Juni 2007 den Programmteilnehmern 112.612 Aktien (Vorjahr: 0) ausgegeben, so dass sich zum 31. Dezember 2007 insgesamt 4.270.410 eigene Aktien im Bestand der MTU Aero Engines Holding AG befanden.

Das Grundkapital der Gesellschaft beträgt unverändert 55,0 Mio. € und ist eingeteilt in 55.000.000 Stückaktien ohne Nennwert. Die Aktien lauten auf den Namen.

Der Vorstand der Gesellschaft ist ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bareinlage einmalig oder mehrmals um bis zu insgesamt 5,5 Mio. € zu erhöhen (Genehmigtes Kapital I). Ferner ist der Vorstand ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bar- und / oder Sacheinlage einmalig oder mehrmals um bis zu insgesamt 19,25 Mio. € zu erhöhen (Genehmigtes Kapital II).

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats eine Veräußerung der erworbenen Aktien in anderer Weise als über die Börse oder mittels eines öffentlichen Angebots an sämtliche Aktionäre vorzunehmen, soweit die erworbenen eigenen Aktien im Rahmen des Matching Stock Program der Gesellschaft an Programmteilnehmer veräußert werden, die in einem Arbeits- oder Dienstverhältnis mit der Gesellschaft oder mit ihr verbundenen Unternehmen stehen oder standen.

Darüber hinaus ist der Vorstand ermächtigt, die erworbenen eigenen Aktien der Aktionäre im Rahmen von Unternehmenszusammenschlüssen oder beim (auch mittelbaren) Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen ganz oder zum Teil als Gegenleistung zu verwenden.

Weiterhin ist der Vorstand ermächtigt, die erworbenen eigenen Aktien mit Zustimmung des Aufsichtsrats ohne weiteren Hauptversammlungsbeschluss ganz oder teilweise einzuziehen.

Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien zur Erfüllung von Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheinen oder Gewinnschuldverschreibungen (bzw. Kombinationen dieser Instrumente) zu verwenden.

Die vorstehenden Ermächtigungen können einmal oder mehrmals, ganz oder in Teilen, einzeln oder zusammen ausgeübt werden. Sie können auch durch Konzernunternehmen im Sinne des § 17 Aktiengesetz ausgenutzt werden.

Beschlüsse der Hauptversammlung bedürfen der einfachen Mehrheit der abgegebenen Stimmen, soweit nicht das Gesetz zwingend etwas anderes vorschreibt. In den Fällen, in denen das Gesetz eine Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals erfordert, genügt, sofern nicht durch Gesetz etwas anderes zwingend vorgeschrieben ist, die einfache Mehrheit des vertretenen Grundkapitals. Im Falle der Stimmengleichheit gilt, ausgenommen bei Wahlen, ein Antrag als abgelehnt. Ernennung und Abberufung des Vorstands und Änderungen der Satzung werden durch Gesetz geregelt.

## 3. Erläuterungen zur Ertragslage

Die auf der Bilanzierung nach HGB basierende Ertragslage der Gesellschaft ist maßgeblich bestimmt durch die Kette der Ergebnisabführungsverträge, die sich über die MTU Aero Engines GmbH bis zur MTU Maintenance Hannover erstreckt und die damit die Ergebnisse der Inlandsgesellschaften in der MTU Aero Engines Holding AG im **Finanzergebnis** bündelt. Seit dem Jahr 2006 besteht mit der MTU Maintenance Berlin-Brandenburg kein Gewinnabführungsvertrag mit der MTU Aero Engines GmbH. Daneben erzielt die MTU Aero Engines Holding AG **Umsätze** aus der Verrechnung ihrer Leitungstätigkeit an die operativen Gesellschaften. In den **Verwaltungskosten** sind überwiegend Personalaufwendungen enthalten. Bei der MTU Aero Engines Holding AG als Organträger ist der **Ertragsteueraufwand** der Gruppe, mit Ausnahme von MTU Maintenance Berlin-Brandenburg ausgewiesen. Der auf die Aktionäre der MTU Aero Engines Holding AG entfallende **Bilanzgewinn** beträgt für das Geschäftsjahr 2007 insgesamt 47.178 TEuro (Vorjahr: 43.746 TEuro). Die durchschnittlich gewichteten, sich im Umlauf befindlichen Aktien verringerten sich im Berichtsjahr durch weitere Aktienrückkäufe. Bis zum 31. Dezember 2007 wurden insgesamt 4.383.022 Aktien (8,0%) zurückerworben. Im Rahmen des Matching Stock Program wurden aufgrund der erreichten Ausübungshürde der ersten Tranche (Zuteilung in 2005) hingegen 112.612 Aktien an Konzernbeschäftigte ausgegeben, so dass sich zum 31. Dezember 2007 insgesamt 50.729.590 dividendenberechtigte Aktien im Umlauf befanden. Der gewichtete Durchschnitt der sich im Umlauf befindlichen Aktien lag zum 31. Dezember 2007 bei 52.295.450 Aktien.

Aufgrund der guten Geschäftsentwicklung schlagen Vorstand und Aufsichtsrat der MTU Aero Engines Holding AG der Hauptversammlung am 30. April 2008 vor, eine Dividende in Höhe von 0,93 € je Aktie. Die Dividendensumme beträgt insgesamt 47.178 TEuro. Das entspricht einer Ausschüttungsquote von 70% auf den handelsrechtlichen Jahresüberschuss der MTU Aero Engines Holding AG. Damit beläuft sich die Netto-Dividendenrendite auf 2,3% - berechnet auf den Aktienkurs von 40,00 € zum Jahresultimo 2007. Über die Verwendung des Bilanzgewinns beschließt die Hauptversammlung am 31. April 2008. Die Dividende soll danach am 2. Mai 2008 ausgezahlt werden.

## 4. Erläuterungen zur Vermögenslage und zur Bilanzstruktur

Das **Anlagevermögen** der MTU Aero Engines Holding AG entfällt auf die Beteiligung an der MTU Aero Engines Finance B.V., Amsterdam, Niederlande, sowie auf die MTU Aero Engines GmbH, München, die ihrerseits unmittelbar und mittelbar das operative Geschäft hält. Die **Forderungen** enthalten Umsatzsteueransprüche. Das **Eigenkapital** umfasst das Grundkapital, die Kapital- und Gewinnrücklagen (incl. der eigenen Aktien) und den Bilanzgewinn. Durch die Einstellung in die Gewinnrücklagen ist eine Steigerung der Eigenkapitalquote eingetreten. Die **Rückstellungen** betreffen Pensionsverpflichtungen und die übrigen Rückstellungen, die im Wesentlichen Aufwendungen für variable Vergütungen sowie für das Matching Stock Programm (MSP) enthalten. Die **Verbindlichkeiten** betreffen vornehmlich Darlehen an die MTU Aero Engines Finance B.V. und den Finanzverkehr mit der MTU Aero Engines GmbH, München.

## 5. Erläuterungen zur Finanzlage

Die Verschlechterung der Finanzlage wurde im Wesentlichen durch die Dividendenausschüttung in 2007 für 2006 (43,6 Mio. €) sowie durch den Erwerb der eigenen Aktien 113,7 Mio. € verursacht und konnte durch die Ergebnisübernahme einschließlich Steuerumlagen der MTU Aero Engines Investment GmbH in Höhe von 27,7 Mio. Euro nicht kompensiert werden.

## 6. Risikobericht

### Arten von Risiken

Die MTU ist Konjunktur-, Markt-, Kredit-, Liquiditäts- sowie allgemeinen und einzelnen Geschäftsrisiken ausgesetzt.

### Risiken

Die Wirkung dieser Risiken auf die MTU Aero Engines Holding AG lässt sich nicht von den Auswirkungen auf die anderen rechtlich selbständigen Einheiten der MTU trennen. Eine angemessene Risikoüberwachung und -steuerung erfordert die Kenntnis, wie die Ertragslage der MTU von der Entwicklung einzelner Risikofaktoren abhängt: Es muss eine die rechtlichen Einheiten übergreifende Analyse der entsprechenden Geschäfte vorgenommen werden.

## 6.1. Risikomanagement

In das Risikomanagement sind alle Unternehmen eingebunden. Die Tochtergesellschaften wenden das Risikomanagementsystem eigenverantwortlich an. Die von der Management-Holding AG vorgegebenen Richtlinien bilden die Basis für eine einheitliche und angemessene Behandlung von Risiken und deren Kommunikation. Das Risikomanagement der MTU Aero Engines Holding AG wird in einem konzernweit gültigen Risikomanagement-Handbuch dokumentiert. Zur Verbesserung der Aussagefähigkeit des konzernweiten Risikoportfolios entwickelt die MTU das Risikomanagementsystem ständig weiter.

### Organisation des Risikomanagements

Der Vorstand gibt den Rahmen für das Risikomanagement vor. Unterhalb der Vorstandsebene ist ein Risk-Management-Board installiert, das sich aus Führungskräften aller Funktionsbereiche zusammensetzt. Die Mitglieder befassen sich in jedem Quartal mit den weitreichendsten Risiken. Außerdem beschäftigt sich das Board mit allgemeinen Fragen des Risikomanagements und überwacht dessen Funktionsweise. Das Risikomanagement des Tagesgeschäfts wurde an die einzelnen MTU-Bereiche delegiert; in den Abteilungen und Tochtergesellschaften zeichnet das Führungsteam für seine Umsetzung und Überwachung verantwortlich. Das Risikofrüherkennungssystem wird vom Abschlussprüfer im Rahmen der Jahresabschlussprüfung geprüft. Zusätzlich finden unterjährig Audits der internen Revision statt. Sie prüft die Einhaltung aller gesetzlichen und intern gesteckten Anforderungen und stößt Prozessverbesserungen an, um das Risikomanagement kontinuierlich weiterzuentwickeln und zu verbessern.

### Identifikation von Risiken

Die MTU versteht das Risikomanagement als kontinuierlichen Prozess und dokumentiert die wesentlichen Risiken der einzelnen Bereiche systematisch in Risk-Maps. Die Gesellschaften übermitteln die Risikosituation quartalsweise in Reports oder ad hoc.


Risiko-
bewertung
Risiko-
bewältigung
Über –
wachung
Risiko-
identifikation
Kommuni-
kation

### Erläuterung des Risikocontrollings

Infolge der Transparenz risikobehafteter Entwicklungen und potenzieller Risiken können frühzeitig und zielgerichtet Maßnahmen zur Bewältigung und Begrenzung eingeleitet werden. Der Risikomanagement-Prozess der MTU ist in die bestehenden Steuerungssysteme integriert und mit ihnen abgestimmt. So wird sichergestellt, dass das Controlling frühzeitig gegensteuern kann und gegebenenfalls in Abstimmung mit dem Bilanzwesen Rückstellungen gebildet werden können.

### Bewertung und Analyse von Risiken

Die Risikomanagement-Analyse ist eng mit dem Planungs- und Steuerungsprozess verbunden. Besondere Bedeutung kommt den Prozessen zur mittelfristigen strategischen und zur kurzfristigen operativen Unternehmensplanung sowie dem internen Berichtswesen zu. Im Rahmen der strategischen Planung werden vor den Geschäftsentscheidungen frühzeitig potenzielle Risiken identifiziert. Die operative Planung konkretisiert die mittelfristigen Ziele und betreibt eine ausgewogene Risikovorsorge, die neben Risiken auch künftige Chancen berücksichtigt. Das interne Steuerungs- und Berichtswesen unterstützt die Planungs- und Entscheidungsprozesse.

### Risikomessung

Die MTU unterscheidet unwahrscheinliche und wahrscheinliche Risiken. Als unwahrscheinliche Risiken gelten Ereignisse, deren Eintreten nach sorgfältigem kaufmännischem, technischem und juristischem Ermessen eher nicht zu erwarten ist.

Bei wahrscheinlichen Risiken ist ein Schaden für das Unternehmen nicht mehr auszuschließen. Zur Nachvollziehbarkeit und Prüfbarkeit wird die ermittelte quantitative Schadenshöhe unter Berücksichtigung der beeinflussenden Umstände dokumentiert.

## 6.2. Allgemeine Risiken

### Konjunkturelles Risiko

Die MTU hat im Jahr 2007 82% ihres Umsatzes im Zivilen Triebwerksgeschäft und der Zivilen Instandhaltung erzielt. Dieser Markt hängt stark vom zivilen Flugaufkommen ab und ist zyklischen Schwankungen unterworfen, die unter anderem von der allgemeinen Konjunktur abhängen.

Einen erheblichen Einfluss auf den zivilen Flugverkehr übt der Ölpreis aus. Seine Auswirkungen beobachtet die MTU im Rahmen ihres Risiko-Managements regelmäßig mittels verschiedener Ölpreis-Szenarien. Der in den letzten Monaten stark angestiegene Ölpreis wirkt sich derzeit noch nicht wesentlich auf das Triebwerksgeschäft aus. Steigerungen können sich aber auf das gesamte Flugaufkommen negativ auswirken. Auf der anderen Seite könnte ein hoher Ölpreis Fluggesellschaften dazu bewegen, ältere Maschinen mit höherem Treibstoffverbrauch durch neue, sparsamere Modelle zu ersetzen.

Auch Terroranschläge wie in New York oder in Madrid haben gezeigt, dass sie die Konjunktur abschwächen und den Flugverkehr negativ beeinflussen können, da die Öffentlichkeit die Flugsicherheit auf den Prüfstand stellt.

### Marktrisiko

Im Militärischen Triebwerksgeschäft ist das Unternehmen in internationale Kooperationen eingebunden. Auftraggeber sind nationale und multinationale Behörden, deren Budgets von der Lage der öffentlichen Haushalte abhängen. Die breite Aufstellung der MTU im Militärischen Geschäft verhindert eine Abhängigkeit von einem einzigen Auftraggeber. Da im Militärischen Bereich auf Basis langfristiger Verträge operiert wird, sind kurzfristige Preisänderungen weitestgehend ausgeschlossen. Da Behörden immer häufiger versuchen, militärische Triebwerke auf Basis verhandelter Festpreise abzurechnen, besteht bei neuen militärischen Programmen zunehmend das Risiko, dass die dem Vertrag zugrunde liegenden technischen, wirtschaftlichen und marktbezogenen Annahmen von den tatsächlichen Gegebenheiten und den damit verbundenen erzielbaren Renditen abweichen.

Der zivile Triebwerksmarkt ist ein Oligopol, in dem die MTU ihre Produkte überwiegend im Rahmen von Risk-and-Revenue-Sharing-Partnerschaften vertreibt. Die Konsortialführer dieser Partnerschaften bestimmen Preise, Konditionen und Nebenleistungen - als Konsortialpartner muss sich die MTU an diese Vorgaben halten. Die MTU ist im Rahmen dieser Partnerschaften an den führenden Triebwerksprogrammen der großen Triebwerkshersteller beteiligt. Kunden dieser Risk-and-Revenue-Sharing-Partnerschaften im Zivilen Triebwerks- und Instandhaltungsgeschäft sind Fluggesellschaften. Aufgrund der konjunkturellen Abhängigkeit des Flugverkehrs - aber auch aufgrund von Krisensituationen - kommen Fluggesellschaften immer wieder in wirtschaftlichen Schwierigkeiten. Die angespannte Situationen können durch steigende Treibstoffpreise zusätzlich verschärft werden. Die MTU ist in verschiedenen Marktsegmenten und Schubbereichen tätig und erreicht so eine marktbezogene Risikostreuung. Darüber hinaus ist die MTU in verschiedene Konsortien eingebunden und damit unabhängig von einzelnen Konsortialpartnern oder einzelnen Triebwerksherstellern. Um zivile Serientriebwerke zu vermarkten, werden Kunden vielfältige Zugeständnisse gemacht. Aufgrund der Risk-and-Revenue-Sharing-Verträge muss die MTU die Zusagen gemäß ihres Programmanteils erfüllen. Die gleiche Interessenslage der Partner verhindert ein überzogenes Entgegenkommen bei Vertragsverhandlungen. Programmübergreifend findet ein Risikoausgleich statt: Zugeständnisse an große Kunden in anlaufenden Programmen werden durch sinkende Vermarktungsaufwendungen bei älteren Programmen ausgeglichen.

Im zivilen Ersatzteilgeschäft wird nach Katalogpreisen abgerechnet, die einer jährlichen Preiseskalation unterliegen. Technische Weiterentwicklungen sowie eine außerordentlich hohe Ersatzteilqualität minimieren das Risiko außerordentlicher Gewährleistungsaufwendungen.

Im Ersatzteilgeschäft der zivilen Instandhaltung wird der Wettbewerb durch Nachahmer-Unternehmen verstärkt, die PMA-Teile (Parts Manufacturer Approval) zu günstigeren Preisen anbieten als Triebwerkshersteller. PMA-Teile stammen von Unternehmen, die die Zulassung der US-amerikanischen Behörde FAA haben. Die MTU schützt sich vor dieser Konkurrenz vor allem durch technische Weiterentwicklungen. In der Zivilen Triebwerksinstandhaltung entsteht neue Konkurrenz durch Designated Engineering Representatives (DER). Diese von der FAA anerkannten, unabhängigen Fachleute entwickeln Reparaturverfahren für Triebwerksteile. Die MTU geht davon aus, dass DER-Reparaturen nur einen kleinen Teil des Marktes erreichen werden. Das Geschäftsvolumen des Zivilen Instandhaltungsgeschäfts basiert zu über 50% auf mittel- und langfristigen Vereinbarungen. Das Risiko des Preisverfalls ist damit begrenzt.

**Finanzderivate**

Die MTU unterliegt Wechselkurs-, Zinsänderungs- und sonstigen Preisrisiken, die mit Hilfe von Finanzderivaten minimiert werden.

**Kreditrisiko**

Alle Konzerngesellschaften der MTU Aero Engines Holding AG gehen Kreditrisiken ein. Das Kreditrisiko der MTU wird über das Risk-Management-Board und die für das Risikomanagement in den Konzernbereichen Verantwortlichen gesteuert.

**Liquiditätsrisiko**

Das Liquiditätsrisiko wird vom Treasury-Board gesteuert. Die Steuerung basiert auf einer Analyse aller zukünftigen Cash Flows nach Geschäftsbereichen, Produkt, Währung und Standort. Der Prozess beinhaltet die Überwachung und Limitierung aggregierter Mittelabflüsse und Mittelaufnahmen.

## 6.3. Einzelrisiken

Im Folgenden werden Risikofelder dargestellt, die das Geschäft sowie Ertrags-, Finanz- und Vermögenslage der MTU nachhaltig beeinflussen können. Für die Abfederung der Hauptrisiken hat die MTU in der Prognose für das laufende Geschäftsjahr vorgesorgt - entsprechend der jeweiligen Eintrittswahrscheinlichkeit.

### Entwicklungsrisiko

Im Zivilen und Militärischen Triebwerksgeschäft erbringt die MTU Entwicklungsleistungen, bei denen unplanmäßige Verzögerungen auftreten können. Das Unternehmen sichert die strikte Einhaltung der Zeitpläne ab, indem sie hoch qualifizierte Mitarbeiter beschäftigt und sie laufend weiterqualifiziert. Die Einbindung in Kooperationen ermöglicht eine partnerschaftliche Zusammenarbeit über Unternehmensgrenzen hinweg und bewirkt eine Risikostreuung.

Darüber hinaus unterliegen die Produkte der MTU strengsten Sicherheitsanforderungen. Für ihre Tätigkeit benötigt die Gesellschaft eine Reihe von Behördenzulassungen, insbesondere vom Luftfahrtbundesamt und der US-amerikanischen FAA. Diese Zulassungen gelten nur für bestimmte Zeiträume; zur Verlängerung sind neue Prüfungen notwendig. Detailliert beschriebene Produktions- und Reparaturprozesse gewährleisten die Einhaltung aller Regeln.
Generell sind die Geschäftspläne der MTU bei neuen Triebwerken langfristig angelegt. Sie gehen in der Regel von langen Rückzahlungsfristen aus, so dass sich die Investitionen in der Entwicklungsphase und im Serienanlauf erst über einen längeren Zeitraum amortisieren. Durch den langfristigen Betrachtungszeitraum können die tatsächlichen Gegebenheiten von den zugrunde liegenden technischen, wirtschaftlichen und marktbezogenen Annahmen abweichen und in Folge dessen auch die erzielbare Rendite.

### Lieferantenrisiko

Die MTU ist in einigen Bereichen der Rohstoffversorgung, bei einzelnen Teilen und Komponenten sowie bei der Bereitstellung spezifischer Dienstleistungen von Lieferanten und Drittanbietern abhängig.

Um unabhängiger agieren zu können, strebt sie die Verpflichtung mehrerer gleichwertiger Lieferanten für Material, Teile und Dienstleistungen an. Mit „Single source"-Lieferanten vereinbart die MTU langfristige Verträge, um die Versorgung auch bei plötzlich auftretenden Engpässen zu sichern. So will sich das Unternehmen auch vor kurzfristigen Preiserhöhungen schützen.

Auch beim Kauf von Rohstoffen versucht die MTU, sich gegen die kontinuierlich steigenden Preise - insbesondere bei teuren Legierungen - abzusichern. So haben sich beispielsweise die Preise für das Legierungselement Nickel von Ende 2005 bis Mitte 2007 auf rund 50.000 US-Dollar/to vervierfacht. Zur Absicherung der Preise hat die MTU analog ihres Vorgehens bei der Sicherung von Fremdwährungsgeschäften auch Sicherungsgeschäfte für zukünftigen Nickelbedarf abgeschlossen.

### Programmrisiko

Neben den generellen Geschäftsrisiken sieht die MTU insbesondere Risiken beim Triebwerksprogramm TP400-D6 für den neuen Airbus-Militärtransporter A400M. Die MTU ist in ein Konsortium eingebunden, das von vier europäischen Unternehmen gebildet wird. Entsprechend ihres Programmanteils haften die Partner für Verzögerungen. Durch mögliche Verzögerungen der Entwicklungsaktivitäten mit entsprechend verspäteten Zulassungen bzw. Auslieferung der Triebwerke besteht grundsätzlich das Risiko auf vertraglich vereinbarte Strafzahlungen. Entsprechend der Eintrittswahrscheinlichkeiten hat die MTU eine bilanzielle Risikovorsorge in Höhe von 44,4 Mio. € getroffen. Diese Risikovorsorge deckt alle potenziellen Risiken innerhalb des Entwicklungsprogramms ab, die auf die MTU zukommen könnten.

**Kapazitätsengpassrisiko**

Der Triebwerksmarkt wird in den kommenden Jahren voraussichtlich weiter wachsen, wie die Vielzahl an neuen Aufträgen seitens der Fluggesellschaften zeigt. Von diesem Wachstum wird auch die MTU profitieren. Aufgrund der bereits hohen Auslastung innerhalb der MTU wird die Anpassung an den gestiegenen Kapazitätsbedarf eine Herausforderung der Zukunft, die von unterschiedlichen Faktoren beeinflusst wird.

Mit dem Aufbau des neuen Standorts in Polen sowie internen Projekten zur Produktivitätssteigerung stellt sich die MTU diesen Herausforderungen. Generell kann es beim Aufbau neuer Standorte im rechtlichen und technischen Bereich zu Problemen oder Verzögerungen kommen, die die erwartete Rendite beeinflussen können.

**Fremdwährungsrisiko**

Im Zivilen Triebwerksgeschäft und in der Zivilen Instandhaltung wird in US-Dollar abgerechnet; der größte Teil der Arbeitskosten und ein Teil der Material- und Dienstleistungszukäufe fallen hingegen in Euro an. Die MTU rechnet Zukäufe soweit möglich in US-Dollar ab, verfügt aber immer über einen US-Dollar-Überschuss, der einem Kursrisiko ausgesetzt bleibt. Ein weiter steigender Euro-Kurs könnte sich nachteilig auf die Ertrags-, Finanz- und Vermögenslage des Unternehmens auswirken. Der Umfang des natural hedging' also des Anteils der Dollarausgaben an den gesamten Dollareinnahmen beträgt zwischen 70 und 75%.

Um das Kursrisiko zu minimieren, schließt die MTU Kurssicherungsgeschäfte ab. Diese Sicherungsgeschäfte basieren auf einer Strategie, die sich am aktuellen Kursniveau des US-Dollars orientiert und anhand der erwarteten Kursentwicklung ein Sicherungsszenario vorgibt, das in Bezug auf die Kurserwartung positiv, negativ oder neutral sein kann. Auf Basis der Handlungsalternativen können Terminverkäufe erfolgen.

**Zinsrisiko**

Die Finanzschulden der MTU beinhalten Zinsrisiken. Die Bankkreditlinie (Revolving Credit Facility), die zum Jahresende 2007 mit 69,6 Mio. € und zusätzlich mit Bürgschaften in Höhe von 16,5 Mio. € beansprucht wird, besitzt ein marktübliches variables Zinsniveau. Der Zinssatz könnte unter bestimmten Umständen - wie auch durch Anstieg des Marktzinsniveaus oder aufgrund einer Verschlechterung der finanziellen Situation der MTU - weiter steigen. Im abgelaufenen Geschäftsjahr hat die MTU ihre Brutto-Finanzschulden um 4,3% gesenkt und das Zinsrisiko weiter reduziert.

**Lease-Engine Vertragsrisiko**

Die Zivile Instandhaltung der MTU verfügt über Triebwerke, die sie Kunden über einen gewissen Zeitraum zur Verfügung stellt. Um mit diesen Antrieben einen kontinuierlichen Ertrag zu erwirtschaften, müssen nach Ablauf der Vertragslaufzeit Anschlussverträge vereinbart werden. Beim Verkauf der Triebwerke besteht die Möglichkeit, diese unter oder über dem bestehenden Restwert zu verkaufen.

**Forderungsausfallrisiko**

Im Zivilen Triebwerksgeschäft und in der Zivilen Instandhaltung sind Fluggesellschaften indirekte und direkte Kunden der MTU. Bei diesen Gesellschaften können finanzielle Probleme auftreten. Die Folgen: Sie planen oder führen Umstrukturierungen durch, schließen sich zusammen oder lassen sich unter Gläubigerschutz stellen. Ihre Situation wirkt sich auf die Forderungen der MTU und ihrer Partner aus.

Die Kooperationsführer im zivilen Serien- und Ersatzteilgeschäft betreiben ein intensives Forderungsmanagement. In der Zivilen Triebwerksinstandhaltung kontrollieren die Verantwortlichen der MTU offene Forderungen in kurzen Zyklen. Vor Vertragsabschlüssen werden mögliche Risiken beurteilt und eventuelle Sicherungsmaßnahmen festgelegt. Soweit angeboten, nutzt die Gesellschaft die Absicherung politischer Kreditrisiken durch Hermesdeckung.

**Haftungs-Risiko**

In der Luftfahrtindustrie kann es trotz höchster Qualitätsansprüche in Fertigung und Instandhaltung zu Unfällen kommen. Im Militärischen Triebwerksgeschäft (mit Ausnahme des Exports) ist die MTU durch Freistellungen weitgehend von der Haftung für Produktrisiken befreit. Die verbleibenden Haftungen, insbesondere im Zivilen Triebwerksgeschäft, sind durch Policen mit umfassender Deckung abgesichert - dazu zählt die Luftfahrthaftpflicht. Bestandsgefährdende Risiken durch Feuer und Betriebsunterrechungen sind ebenfalls versichert. Nicht versichert ist aufgrund der übermäßig hohen Prämien das Terrorrisiko. Für den Bereich Managerhaftung hat die MTU eine Directors' & Officers' Liability-Versicherung abgeschlossen; außerdem gibt es Versicherungen für nicht bestandsgefährdende Risiken.

**Abhängigkeit von Joint Ventures, Konsortien und Partnern**

Die MTU ist im Militärischen und Zivilen Triebwerksgeschäft vertraglich mit vielen Partnern und Konsortien verbunden. Die Abhängigkeiten innerhalb der Konsortien und Partnerschaften wurden bereits in den Markt- und Wettbewerbsrisiken detailliert beschrieben.

Im Zivilen Instandhaltungsgeschäft ist die MTU im asiatischen Markt unter anderem an einem 50:50-Joint Venture, der MTU Maintenance Zhuhai, beteiligt. Generell besteht bei gemeinsam geführten Unternehmen, in denen Entscheidungen gemeinsam getroffen werden müssen, das Risiko von Meinungsverschiedenheiten, wenn die eigenen Interessen nicht mit denen der Partner in Einklang stehen.

**Personalrisiken**

In der Luftfahrtbranche herrscht großer Wettbewerb, hoch qualifizierte Mitarbeiter für die Entwicklung, Herstellung und Instandhaltung technischer Spitzenprodukte zu gewinnen. Durch die positive konjunkturelle Entwicklung sowie den Personalbedarf der MTU gewinnt die erfolgreiche Personalakquisition sowie eine Mitarbeiterbindung zunehmend an Bedeutung. Hauptaufgabe des Personalmanagements ist es, Mitarbeiter zu rekrutieren und langfristig zu binden. Zu bieten hat die MTU ein flexibles Entlohnungssystem, umfangreiche Sozialleistungen, ein breit gefächertes Bildungsprogramm mit internen und externen Angeboten, eine gut ausgebaute Gesundheitsvorsorge sowie konzernweite Rotations- und Aufstiegsmöglichkeiten.

**IT-Risiken**

Risiken im IT-Bereich sind der Verlust geheimer Daten durch Spionage oder Systemausfälle. Die MTU ist aufgrund ihres Geschäfts mit militärischen Kunden im Umgang mit geheimen Daten und deren Sicherung besonders sensibel – sie verfügt über ein weitentwickeltes Daten- und Geheimschutz-System. Auch bei der Einführung neuer IT-Systeme kann es zu Störungen der Arbeitsabläufe kommen. Insbesondere im Zivilen Instandhaltungsgeschäft mit seinen komplexen Arbeitsfolgen stellt die Neueinführung von IT-Systemen eine besondere Herausforderung dar. Die MTU minimiert solche Risiken durch den Einsatz ausgebildeter Experten und eines professionellen Projektmanagements.

**Umweltrisiken**

Die MTU unterliegt mit ihrer Geschäftstätigkeit zahlreichen Umweltschutzgesetzen und -vorschriften. Insbesondere durch den Einsatz chemischer Stoffe in der Fertigung und Emissionen der Prüfstände kann es bei einer Verschärfung der Umweltauflagen zu zusätzlichen Investitionskosten kommen.

Für das Betreiben bestimmter Produktionsanlagen wie Prüfständen und galvanischen Anlagen benötigt die MTU spezielle Zulassungen. Auflagen müssen strikt eingehalten werden und die Dokumentation gesichert sein. Ein nach DIN EN ISO 14001 zertifiziertes Umwelt-Management minimiert Risiken in diesem Bereich.

### 6.4. Gesamtaussage zur Risikosituation der MTU

Auf Basis ihres Risikomanagement-Systems schätzt die MTU auch das Gesamtrisiko ein. Das System wird von der Internen Revision und dem Management regelmäßig geprüft. Darüber hinaus prüft der Wirtschaftsprüfer im Rahmen der Jahresabschlussprüfung das Risikofrüherkennunssystem. Zum jetzigen Zeitpunkt sind keine Risiken erkennbar, die zu einer dauerhaften und wesentlich negativen Beeinträchtigung der Ertrags-, Finanz- und Vermögenslage führen könnten. Organisatorisch hat die MTU alle Voraussetzungen geschaffen, um frühzeitig über mögliche Risikosituationen informiert zu werden.

## 7. Prognosebericht

**Gesamtwirtschaftliche Rahmenbedingungen**

Seit drei Jahren wächst die Weltwirtschaft durchschnittlich um ca. 4 % pro Jahr. Für das Jahr 2008 prognostizieren Experten ein globales Wachstum zwischen 3 und 3,5 %. Dabei wird eine mögliche Konjunkturabschwächung in den USA von überproportionalen Anstiegen insbesondere in den asiatischen Ländern kompensiert.

**Branchenentwicklung**

Von der allgemeinen Konjunkturentwicklung profitiert auch der Flugverkehr: 2008 und in den Folgejahren wird mit der Zunahme von Passagier- und Frachtaufkommen von jährlich 5 bis 6 % gerechnet. Die beiden großen Flugzeughersteller werden gemeinsam die Auslieferungsmarke von 1.000 zivilen Flugzeugen 2008 - spätestens 2009 - überschreiten. Das prognostizierte Flugaufkommen wird sich auf den Markt der Zivilen Triebwerksinstandhaltung niederschlagen - die jährliche Zuwachsrate dürfte bei rund 6 % liegen.

**Erwartete Ertragslage**

**Umsatz**

An die MTU werden aufgrund bestehender Gewinnabführungsverträge mit verbundenen operativen Gesellschaften deren Ergebnisse abgeführt. Von den Ergebnissen der operativen Gesellschaften hängt damit die Finanz- und Ertragslage der Gesellschaft ab. Zum Stand der Veröffentlichung des Geschäftsberichts (März 2008) erwartet die MTU mit ihren verbundenen Gesellschaften für das Geschäftsjahr 2008 ein Umsatzniveau wie im Vorjahr von rund 2,6 Mrd. € bei einem unterstellten US-Dollarkurs von 1,50. Bereinigt man diesen Umsatz um US-

Dollarkurseffekte, ergibt sich ein Wachstum zwischen 5 und 6 %. Dieser Anstieg dürfte sich auch in 2009 fortsetzen.

Die Planungsannahmen für die Geschäftsbereiche der MTU mit ihren verbundenen Gesellschaften sehen wie folgt aus:

- Im Zivilen OEM-Geschäft erwartet die MTU für 2008 einen US-Dollarkursbereinigten Zuwachs von rund 6 bis 7 % durch das Anlaufen des Seriengeschäfts des Triebwerks GP7000, das den Airbus A380 antreibt. Auch das V2500SelectOne, die optimierte Version des Bestseller-Antriebs V2500, das die A320-Familie antreibt, wird zu dem Umsatzanstieg beitragen. Darüber hinaus wird die gute Auslastung der Airlines für anhaltend hohe Erlöse im Ersatzteilgeschäft sorgen.

- Das Militärische OEM-Geschäft dürfte weiterhin einen Jahresumsatz von etwa 500 Mio. € erreichen.

- In der Zivilen Triebwerksinstandhaltung wird ein US-Dollar wechselkursbereinigtes Umsatzwachstum erwartet, das leicht über der allgemeinen Marktentwicklung und damit zwischen 6 und 8 % liegen dürfte.

**Erwartete Finanzlage**

Die MTU mit ihren verbundenen Gesellschaften rechnet für 2008 mit Sachinvestitionen in der Größenordnung von 4-5 % vom Umsatz. Das ist mehr als im Jahr 2007 und übersteigt das übliche Investitionsniveau. Im Wesentlichen ist dies bedingt durch Investitionen in die Fertigstellung des Triebwerksprüfstands sowie Erweiterungsmaßnahmen bei der MTU Maintenance Hannover.

**Chancen**

In den kommenden Jahren ergeben sich nach Einschätzung der Gesellschaft zahlreiche Gestaltungsmöglichkeiten für die MTU und deren verbundene Unternehmen. Neben gesamtwirtschaftlichen und branchenspezifischen Chancen ergeben sich für die Gesellschaft und deren verbundene Unternehmen aufgrund der Kooperationen mit langjährigen Triebwerksprogrammpartnern weitere strategische Chancen.

**Strategische Chancen**

- Akquisition von weiteren Programmbeteiligungen zukünftiger Triebwerksprogrammgenerationen neuester Technologien.

- Marktzugang zu neuen Triebwerksprogrammbeteiligungen und weiteren Geschäftsfeldern.

- Weiterer Ausbau militärischer Triebwerksprogrammbeteiligungen auf dem US-amerikanischen Markt.

- Ausbau von Supplier-Potentialen für das TP400 Triebwerk (Militärtransporter A400M).

- Ausbau von weiterern strategischen Kooperationen mit Triebwerkspartnern.

- Verbesserte Rentabilität und optimierte Kostensituation durch Auf- und Ausbau des Standorts Polen und die damit verbundene Strukturoptimierung für die zivile Triebwerksinstandhaltung.

- Produktivitätsverbesserung durch weitere Optimierung der Durchlaufzeiten, Termintreue und Qualität.
- Sicherung der Konzernkompetenzen durch technologische Weiterentwicklung (Getriebefan, Clean Air Engine-Technologieprogramm).

## 8. Erläuterung der Angaben nach § 289 Abs. 4 des Handelsgesetzbuchs

**Zusammensetzung des gezeichneten Kapitals**

Zum 31. Dezember 2007 hat das Grundkapital der MTU Aero Engines Holding AG 55 Mio. €. betragen. Es ist in 55 Mio. Stück nennwertlose, auf den Namen lautende Stückaktien eingeteilt. Jede Aktie gewährt eine Stimme.

**Beschränkungen, die Stimmrechte oder die Übertragung von Aktien betreffen**

Zum 31. Dezember 2007 betrug der Bestand an eigenen Aktien nach Ausgabe der Aktien im Rahmen des Matching Stock Program im Juni 2007 4.270.410 Stück. Bei eigenen Aktien werden keine Stimmrechte ausgeübt. Die Satzung der MTU Aero Engines Holding AG enthält keine Beschränkungen, die die Stimmrechte oder die Übertragung von Aktien betreffen. Der Vorstand hat keine Kenntnis von einer Vereinbarung zwischen Gesellschaftern, aus der sich derartige Beschränkungen ergeben.

**Beteiligungen am Kapital, die mehr als 10% der Stimmrechte überschreiten**

Nach dem Wertpapierhandelsgesetz muss jeder Anleger, der durch Erwerb, Veräußerung oder sonstige Weise bestimmte Anteile an Stimmrechten erreicht, überschreitet oder unterschreitet, dies der MTU und der Bundsanstalt für Finanzdienstleistungsaufsicht (BaFin) mitteilen. Der niedrigste Schwellenwert für diese Anzeigepflicht war bisher 5%; seit 20. Januar 2007 gilt die neue Marke von 3%. Der MTU sind keine direkten oder indirekten Beteiligungen bekannt, die 10% der Stimmrechte überschreiten.

**Aktien mit Sonderrechten, die Kontrollbefugnisse verleihen**

Aktien mit Sonderrechten, die Kontrollbefugnisse verleihen, wurden nicht ausgegeben.

**Art der Stimmrechtskontrolle, wenn Arbeitnehmer am Kapital beteiligt sind und ihre Kontrollrechte nicht unmittelbar ausüben**

Die Arbeitnehmer, die Aktien der MTU Aero Engines Holding AG halten, üben ihre Kontrollrechte wie andere Aktionäre unmittelbar nach Maßgabe der gesetzlichen Vorschriften und der Satzung aus.

**Bestimmungen über die Ernennung und Abberufung von Vorstandsmitgliedern**

Nach dem Aktiengesetz (§ 84 AktG) werden die Mitglieder des Vorstands vom Aufsichtsrat bestellt. Die Zahl der Vorstandsmitglieder wird vom Aufsichtsrat bestimmt. Nach der Satzung besteht der Vorstand mindestens aus zwei Mitgliedern. Der Aufsichtsrat kann ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennen. Vorstandsmitglieder dürfen für höchstens fünf Jahre bestellt werden. Eine wiederholte Bestellung oder Verlängerung der Amtszeit - jeweils für höchstens fünf Jahre - ist zulässig. Nach dem Mitbestimmungsgesetz (§ 31MitbestG) ist für die Bestellung von Vorstandsmitgliedern eine Stimmmehrheit von mindestens zwei Dritteln der Mitglieder des Aufsichtsrats erforderlich. Kommt eine Bestellung nicht zu Stande, so hat der Vermittlungsausschuss dem Aufsichtsrat innerhalb eines Monats einen Vorschlag für die Bestellung zu machen. Kommt auch dann keine Bestellung zu Stande, so hat bei einer erneuten Abstimmung der Aufsichtsratsvorsitzende zwei Stimmen; seinem Stellvertreter steht eine zweite Stimme nicht zu.

Der Aufsichtsrat kann die Bestellung zum Vorstandsmitglied und die Ernennung zum Vorsitzenden des Vorstands widerrufen, wenn ein wichtiger Grund vorliegt – etwa grobe Pflichtverletzung oder Unfähigkeit zur ordnungsgemäßen Geschäftsführung .

**Bestimmungen über die Änderung der Satzung**

Jede Satzungsänderung bedarf eines Beschlusses der Hauptversammlung (§ 179 AktG). Diese Beschlüsse werden gemäß der Satzung mit einfacher Stimmenmehrheit und, soweit eine Kapitalmehrheit erforderlich ist, mit einfacher Kapitalmehrheit gefasst - falls nicht das Gesetz zwingend etwas anderes vorschreibt (§ 18 Absatz 1). Die Befugnis zu Änderungen, die nur die Fassung betreffen, wie zum Beispiel Änderungen des Grundkapitals infolge Ausnutzung genehmigten Kapitals, ist laut Satzung dem Aufsichtsrat übertragen worden (§ 13). Satzungsänderungen werden mit Eintragung in das Handelsregister wirksam (§ 181 Absatz 3 AktG).

**Befugnisse des Vorstands, insbesondere zur Ausgabe und zum Rückkauf von Aktien**

**Genehmigtes Kapital**

Der Vorstand wurde in der Hauptversammlung vom 30. Mai 2005 ermächtigt, das Grundkapital durch Ausgabe neuer Aktien gegen Geldeinlagen, bei dem genehmigten Kapital II auch gegen Sacheinlagen, zu erhöhen. Zum 31. Dezember 2007 verfügte die MTU Aero Engines Holding AG über ein genehmigtes Kapital von 24.750.000 €, welches bis zum 29. Mai 2010 begeben werden kann.

**Genehmigtes Kapital I**

Der Vorstand der Gesellschaft ist ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bareinlage einmalig oder mehrmals um bis zu insgesamt 5,5 Mio. € zu erhöhen.

**Genehmigtes Kapital II**

Der Vorstand ist ferner ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bar- und / oder Sacheinlage einmalig oder mehrmals um bis zu insgesamt 19,25 Mio. € zu erhöhen.

**Wandel- und Optionsanleihen**

Der Vorstand wurde in der Hauptversammlung vom 30. Mai 2005 ermächtigt, bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats einmalig oder mehrmals auf den Inhaber oder auf den Namen lautende Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheine oder Gewinnschuldverschreibungen bzw. Kombinationen dieser Instrumente (zusammen „Schuldverschreibungen") mit oder ohne Laufzeitbegrenzung im Gesamtnennbetrag von bis zu 750.000.000 € zu begeben und den Inhabern bzw. Gläubigern von Wandelschuldverschreibungen und / oder Optionsschuldverschreibungen Wandlungs- bzw. Optionsrechte in auf den Namen lautende Aktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von bis zu 19.250.000 € nach näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren. Die Schuldverschreibungen können in Euro oder – in entsprechendem Gegenwert – in einer anderen gesetzlichen Währung, beispielsweise eines OECD-Landes, begeben werden. Sie können auch durch eine unmittelbare oder mittelbare Beteiligungsgesellschaft der MTU Aero Engines Holding AG ausgegeben werden; in einem solchen Fall ist der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats für die Gesellschaft die Garantie für die Schuldverschreibungen zu übernehmen und den Inhabern Wandlungs- und Optionsrechte auf neue, auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG zu gewähren.

In der Hauptversammlung vom 30. Mai 2005 wurde klargestellt, dass die in vorgenanntem Beschluss vorgesehene Möglichkeit der Ausgabe der Schuldverschreibungen durch eine unmittelbare oder mittelbare Beteiligungsgesellschaft der MTU Aero Engines Holding AG ausschließlich die Ausgabe durch Konzernunternehmen im Sinne von § 18 AktG zum Zwecke der Befriedigung eines Konzernfinanzierungsinteresses erfasst.

**Ermächtigung zum Erwerb eigener Aktien**

a. Die Gesellschaft wurde in der Hauptversammlung vom 27. April 2007 ermächtigt, für die Zeit vom 28. April 2007 bis einschließlich zum 27. Oktober 2008 gemäß § 71 Abs. 1 Nr. 8 AktG eigene Aktien mit einem anteiligen Betrag des Grundkapitals bis zu 10 Prozent des bei der Beschlussfassung bestehenden Grundkapitals der Gesellschaft zu erwerben. Der Erwerb kann nach Wahl des Vorstands über die Börse oder mittels eines an sämtliche Aktionäre gerichteten öffentlichen Kaufangebots (oder – soweit rechtlich zulässig – der öffentlichen Aufforderung zur Abgabe eines Verkaufsangebots) erfolgen. Der Gegenwert für den Erwerb dieser Aktien darf den Börsenkurs um nicht mehr als 10 Prozent über- bzw. unterschreiten, wobei etwaige Erwerbsnebenkosten außer Ansatz bleiben. Als maßgeblicher Börsenkurs im Sinne der vorstehenden Regelung gilt dabei im Falle eines Erwerbs über die Börse der Mittelwert der Aktienkurse in der Schlussauktion im XETRA-Handel (oder einem vergleichbaren Nachfolgesystem) während der letzten drei Börsenhandelstage vor dem Erwerb der Aktien. Im Falle eines Erwerbs mittels eines an sämtliche Aktionäre gerichteten öffentlichen Kaufangebots (oder der öffentlichen Aufforderung zur Abgabe eines Verkaufsangebots) gilt der Mittelwert der Aktienkurse in der Schlussauktion im XETRA-Handel (oder einem vergleichbaren Nachfolgesystem) während der letzten drei Börsenhandelstage vor der Veröffentlichung des Angebots als maßgeblicher Börsenkurs. Im Fall erheblicher Kursschwankungen ist der Vorstand ermächtigt, dieses Kaufangebot oder die Aufforderung zur Abgabe eines Verkaufsangebots unter Berücksichtigung eines neuen Mittelwertes der Aktienkurse nach Maßgabe des vorstehenden Satzes neu zu veröffentlichen. Bei Erwerb mittels eines an sämtliche Aktionäre gerichteten öffentliche Kaufangebots (oder der öffentlichen Aufforderung zur Abgabe eines Verkaufsangebots) kann das Volumen des Angebots begrenzt werden. Das Angebot oder die Aufforderung zur Abgabe eines Angebots kann weitere Bedingungen enthalten. Sofern die gesamte Annahme des Angebots (oder die Gesamtzahl der Angebote) dieses Volumen überschreitet, muss der Erwerb im Verhältnis der jeweils angebotenen Aktien erfolgen; dabei dürfen kleine zum Erwerb angebotene Pakete (bis 100 Stück) bevorzugt behandelt werden. Das Angebot oder die Aufforderung zur Abgabe eines Angebots kann weitere Bedingungen enthalten.

b. Der Vorstand wird ermächtigt, die erworbenen eigenen Aktien der Gesellschaft auch in anderer Weise als über die Börse oder durch ein Angebot an die Aktionäre zu veräußern, wenn die Aktien gegen Barzahlung zu einem Preis veräußert werden, der den Börsenpreis von Aktien gleicher Ausstattung der Gesellschaft zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet.

c. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eine Veräußerung der erworbenen eigenen Aktien in anderer Weise als über die Börse oder mittels öffentlichen Angebots an sämtliche Aktionäre vorzunehmen, soweit die erworbenen eigenen Aktien im Rahmen des Matching Stock Programms der Gesellschaft an dessen Teilnehmer veräußert werden, die in einem Arbeits- oder Dienstverhältnis mit der Gesellschaft oder mit ihr verbundenen Unternehmen stehen oder standen. Soweit eine Veräußerung im Rahmen des Matching Stock Programms der Gesellschaft an Vorstandmitglieder oder ehemalige Vorstandsmitglieder der Gesellschaft erfolgen soll, wird der Aufsichtsrat zu dieser nicht über die Börse oder mittels öffentlichen Angebots an sämtliche Aktionäre erfolgenden Veräußerung ermächtigt. Das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft ist insoweit ausgeschlossen.

d. Darüber hinaus wird der Vorstand ermächtigt, die erworbenen eigenen Aktien im Rahmen von Unternehmenszusammenschlüssen oder beim (auch mittelbaren) Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen ganz oder zum Teil als Gegenleistung zu verwenden. Das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft ist insoweit ausgeschlossen.

e. Ferner wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien zur Erfüllung von Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheinen oder Gewinnschuldverschreibungen (oder Kombinationen dieser Instrumente) zu verwenden, welche die Gesellschaft auf Grund des Hauptversammlungsbeschlusses vom 30. Mai 2005 begibt oder begeben hat. Das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft ist insoweit ausgeschlossen.

f. Weiterhin wird der Vorstand ermächtigt, die erworbenen eigenen Aktien mit Zustimmung des Aufsichtsrats ohne weiteren Hauptversammlungsbeschluss ganz oder teilweise einzuziehen. Sie können auch im vereinfachten Verfahren ohne Kapitalherabsetzung durch Anpassung des anteiligen rechnerischen Betrags der übrigen Stückaktien am Grundkapital der Gesellschaft eingezogen werden. Die Einziehung kann auf einen Teil der erworbenen Aktien beschränkt werden. Von der Ermächtigung zur Einziehung kann mehrfach Gebrauch gemacht werden. Erfolgt die Einziehung im vereinfachten Verfahren, ist der Vorstand zur Anpassung der Zahl der Stückaktien in der Satzung ermächtigt.

g. Die vorstehenden Ermächtigungen können einmal oder mehrmals, ganz oder in Teilen, einzeln oder zusammen ausgeübt werden. Sie können auch durch Konzernunternehmen im Sinne des § 17 AktG ausgenutzt werden.

**Sonstige Befugnisse**

Der Aufsichtsrat hat gemäß § 5 der Satzung eine Geschäftsordnung für den Vorstand erlassen, die als Anlage einen Katalog derjenigen Maßnahmen enthält, die der Vorstand nur mit Zustimmung des Aufsichtsrats vornehmen darf.

**Wesentliche Vereinbarungen, die unter der Bedingung eines Kontrollwechsels infolge eines Übernahmeangebots stehen**

Wesentliche Vereinbarungen der Konzernmuttergesellschaft, MTU Aero Engines Holding AG, München, die unter der Bedingung eines Kontrollwechsels infolge eines Übernahmeangebots stehen, wurden nicht getroffen. Indirekte Auswirkungen infolge eines Kontrollwechsels auf die Konzernmuttergesellschaft könnten hingegen Vereinbarungen der Konzerntochtergesellschaft, MTU Aero Engines GmbH, München, haben, die im OEM-Geschäft eine Vielzahl von Verträgen abgeschlossen hat, die der Konzerngesellschaft die Beteiligung an Programmen, die mit den betreffenden Triebwerksprogrammen im Wettbewerb stehen (oder vergleichbaren Schubklassen angehören), untersagen oder ihr die Bereitstellung von Komponenten für konkurrierende Triebwerksprogramme verbieten (zum Beispiel: Kooperationsvertrag (General Collaboration Agreement) mit Pratt & Whitney und weitere mit OEMs abgeschossene RRSP-Verträge).

Ebenfalls indirekte Auswirkungen auf die Konzernmuttergesellschaft MTU Aero Engines Holding AG, München, könnten Verträge von Konzerntochtergesellschaften im OEM- und MRO-Geschäft haben. Diese Verträge beinhalten Change of Control Klauseln, die den jeweiligen Vertragspartner beim Erwerb der Kontrolle über die Gesellschaft durch einen Dritten zur Kündigung berechtigen. Eine Reihe der Verträge der Gesellschaft gewähren Vertragspartnern beispielsweise ein Kündigungsrecht, wenn ein Wettbewerber der Vertragspartner einen bestimmten Prozentsatz der Stimmrechte der Gesellschaft erwirbt (normalerweise 25 - 30% des Stamm- oder Grundkapitals).

**Entschädigungsvereinbarungen für den Fall eines Übernahmeangebots**

Für den Fall eines Übernahmeangebots wurden keine Entschädigungsvereinbarungen mit den Mitgliedern des Vorstands oder Arbeitnehmern getroffen.

München, den 25. Februar 2008

| **Egon Behle** | **Dr. Rainer Martens** | **Dr. Stefan Weingartner** | **Reiner Winkler** |
|---|---|---|---|
| Vorsitzender des Vorstands | Vorstand Technik | Vorstand Zivile Instandhaltung | Vorstand Finanzen und Personal |

END